As filed with the U.S. Securities and Exchange Commission on May 8, 2026.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Applied Aerospace & Defense, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3728	92-0890338
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

335 Quality Circle NW

Huntsville, AL 35806

(202) 983 3291

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

James William Ferguson, III

Chief Executive Officer

335 Quality Circle NW

Huntsville, AL 35806

(202) 983 3291

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Ross M. Leff Christie W.S. Mok Aaron Z. Simons Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Michael Kaplan Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment, which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until such time as the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated     , 2026

    Shares

Applied Aerospace & Defense, Inc.

Common Stock

This is an initial public offering of Applied Aerospace & Defense, Inc. We are offering    shares of our common stock, par value $0.01 per share.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $   and $  . We intend to apply to list our common stock on the New York Stock Exchange under the symbol “AADX.”

Immediately after this offering, Greenbriar Equity Group, L.P. will beneficially own approximately  % of our common stock (or  % of our common stock if the underwriters’ option to purchase additional shares is exercised in full). After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. See “Management—Controlled Company Exemption.”

We qualify as an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 20 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.

We have granted the underwriters an option to purchase up to an additional    shares of common stock from us at the initial offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

At our request, the underwriters have reserved up to      shares of our common stock, or  % of the shares offered by this prospectus (excluding the      additional shares that the underwriters have an option to purchase), for sale at the initial public offering price through a directed share program to certain of our directors, officers, employees and others. See the section entitled “Underwriting—Directed Share Program” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about    , 2026.

Morgan Stanley	Jefferies

BofA Securities	RBC Capital Markets	Guggenheim Securities

Baird	Stifel	Wolfe | Nomura Alliance

Co-Manager Academy Securities

Prospectus dated    , 2026

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, all references in this prospectus to the “Company,” “Applied Aerospace,” “we,” “us,” “our,” or similar terms refer to Applied Aerospace & Defense, Inc. and its consolidated subsidiaries.

Neither we nor the underwriters have authorized anyone to provide you with information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: we and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

TRADEMARKS

We own or have rights to use various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names, or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of these trademarks, service marks and trade names.

MARKET AND INDUSTRY DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections captioned “Prospectus Summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications. Industry forecasts are based on industry surveys and the preparer’s expertise in the industry, and there can be no assurance that any of the industry forecasts will be achieved. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

BASIS OF PRESENTATION

Unless otherwise indicated, the information presented in this prospectus, other than our historical financial statements (i) assumes no exercise of the underwriters’ option to purchase up to an additional     shares of common stock from us in this offering and (ii) is adjusted to reflect our     -for-1 forward split of our common stock (the “Stock Split”), occurring subsequent to the effectiveness of the registration statement of which this prospectus is a part, which will be effective upon filing of our amended and restated certificate of incorporation prior to the completion of this offering. Certain numbers reflected in this prospectus represent approximations due to required rounding in connection with the anticipated Stock Split. The actual numbers will not differ materially from such approximations.

Historical Financial Information of Applied Aerospace & Defense, Inc.

Applied Aerospace & Defense, Inc., the registrant whose name appears on the cover of this registration statement, is a corporation incorporated under the laws of the State of Delaware. We were originally formed as a corporation incorporated under the laws of the State of Delaware on October 7, 2022 under the name GB Eagle Topco, Inc. and subsequently changed our name to Applied Aerospace & Defense, Inc. on November 14, 2025.

On November 14, 2025, AA&D Holdings, LP, our parent company, completed a merger with Rotor Topco, LP (the “Combination”). Upon the completion of the Combination, all outstanding units of Rotor Topco, LP were automatically converted into units of AA&D Holdings, LP and all of Rotor Topco, LP’s existing subsidiaries became subsidiaries of Applied Aerospace & Defense, Inc., resulting in the combination of the businesses previously operating as Applied Aerospace Structures Corporation (“AASC”) and PCX Aerostructures, LLC (“PCX”). The Combination was accounted for as a common control transaction as both AA&D Holdings, LP and Rotor Topco, LP were under the common control of Greenbriar Equity Fund V, L.P., an entity affiliated with Greenbriar Equity Group, L.P. (“Greenbriar”).

The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information included in this prospectus are those of Applied Aerospace & Defense, Inc. and have been retrospectively combined to reflect the Combination between Rotor Topco, LP and AA&D Holdings, LP. The assets, liabilities, equity, revenues, and expenses of the combining entities have been presented on a combined basis for all periods presented using historical carrying amounts, and comparative periods reflect the entities as if they had always been combined. The historical consolidated financial statements, the summary historical consolidated financial data and the other financial information of Applied Aerospace & Defense, Inc. included in this prospectus also reflect our acquisition of each of Innovative Composite Engineering LLC (“ICEL”) and NeXolve Holdings, LLC (“NeXolve”), which were completed on October 1, 2024 and March 4, 2025, respectively, from their acquisition dates and neither was significant under Rule 3-05 of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”).

Historical Financial Information of Consolidated Boring Inc.

On March 2, 2026, the Company acquired 100% of the equity interests in Consolidated Boring Inc. (“CBI”). This prospectus contains the audited consolidated financial statements of CBI as of and for the year ended December 31, 2025.

Unaudited Pro Forma Condensed Combined Financial Information

This prospectus contains unaudited pro forma condensed combined financial information for the three months ended March 31, 2026 and the year ended December 31, 2025. The unaudited pro forma condensed combined financial information contained in this prospectus is derived from “Unaudited Pro Forma Condensed Combined Financial Information,” which has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 combines (i) the unaudited condensed consolidated statement of operations of the Company for the three months ended March 31, 2026, which includes CBI’s operating results from the acquisition date, and (ii) the unaudited operating results for CBI from January 1, 2026 through March 1, 2026. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 contained in this prospectus combines (i) the audited consolidated statement of operations of the Company for the year ended December 31, 2025 and (ii) the audited consolidated statement of operations of CBI for the year ended December 31, 2025. Both sets of unaudited pro forma consolidated statements of operations give effect to the consummation of the acquisition of CBI, inclusive of the related financing arrangements, as described in “Unaudited Pro Forma Condensed Combined Financial Information” (such transactions, collectively, the “Transactions”) as if they had been consummated on January 1, 2025.

The pro forma adjustments reflected in the unaudited pro forma condensed combined financial information set forth in this prospectus are based upon available information and certain assumptions that management believes to be reasonable. The unaudited pro forma condensed combined financial information contained in this prospectus is provided for illustrative and informational purposes only and does not purport to represent or be indicative of the consolidated results of operations or financial condition of the Company had the Transactions been completed as of the dates presented and should not be construed as representative of the future consolidated results of operations or financial condition of the Company.

Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. References to financial or other data presented as “pro forma” or “on a pro forma basis” refer to a presentation that applies adjustments to give pro forma effect to the CBI acquisition over the applicable time period or as of the relevant date. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus.

Our Company

We are a premier provider of advanced design, engineering, and vertically integrated manufacturing solutions for leading and next-generation space and defense technology companies. We build complex, mission-critical subsystems for extreme operating environments serving three core markets: Space and Launch Systems; Defense Aviation and Airborne Systems; and Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance (“C5ISR”) and Precision Strike Systems. With decades of space and defense manufacturing heritage, we combine material science and intellectual property (“IP”)-enabled process expertise with the ability to enable rapid prototyping, enhance new product development, and responsively scale production. Across our nationwide network of advanced manufacturing facilities, we continuously support a balanced mix of next-generation technology and platform development, large scale production programs, and aftermarket sustainment for enduring platforms.

The increasing complexity of next-generation space and defense platforms, combined with decades of underinvestment in scaled, technically differentiated mid-tier manufacturing companies, has created a structural need for engineering-integrated advanced manufacturing partners capable of delivering mission-critical systems at production scale. As a record number of new space and defense programs are accelerating from development into sustained production and long-duration aftermarket support, suppliers with deep process expertise, lifecycle embeddedness, and the capacity to industrialize rapidly are becoming increasingly attractive to the U.S. and allied industrial base.

We are purpose-built to scale with the nation’s accelerating space and defense demands, and we believe the breadth and depth of our manufacturing competencies are essential to the design, production and support of next-generation platforms. We maintain decades-long relationships with both blue-chip aerospace and defense prime contractors and next-generation technology innovators as a critical supply chain partner. These customers depend on us to supply highly-engineered systems to enable their most important platforms. Our track record underlies our sole- or single-source positions that represent approximately 87% of our revenue and approximately 86% of our pro forma revenue for the fiscal year ended December 31, 2025. We believe our full lifecycle, diversified, and IP-enabled capabilities provide outsized value to our customers by delivering uncompromising performance, improving cost efficiencies, and accelerating production.

We are innovators and critical enablers in our three large and growing end markets. Rapid expansion across the commercial, civil, and national security space sectors is accelerating demand in Space and Launch Systems, supported by industry growth where reusable launch architectures have underpinned cost-effective access to space and opened new markets including proliferated satellite constellations. At the same time, an increasingly complex and dynamic global threat environment is driving robust investment in next-generation airborne capabilities and modernization of enduring platforms. This supports significant, broad-based growth in Defense Aviation and Airborne Systems as autonomy, stealth, and high-performance aircraft become strategic priorities. Demand is also rising across C5ISR and Precision Strike Systems as the United States and allies prioritize networked battlefield capabilities, layered missile defense, and large-scale missile and munitions rearmament, positioning these areas for strong, visible, multi-year demand. In each of our end markets, we build mission-critical, high-consequence subsystems and assemblies for marquee platforms which we believe are strategically aligned with the most important U.S. and allied defense priorities.

Percentages above reflect contribution of each end market to the Company’s pro forma revenue for the fiscal year ended December 31, 2025. On a historical basis for the fiscal year ended December 31, 2025, Space and Launch Systems represented 23%, Defense Aviation and Airborne Systems represented 66% and C5ISR and Precision Strike Systems represented 11% of the Company’s revenue.

Our markets are experiencing strong, sustained growth, but the ability of the space and defense supply chain to manufacture mission-critical subsystems at production scale remains constrained. Over the past several decades, consolidation, offshoring, and underinvestment have reduced the number of scaled, technically differentiated mid-tier manufacturing platforms within the U.S. industrial base. As production requirements increase and next-generation systems move from prototype to full-rate manufacturing, our customers are prioritizing partners with ready capacity, proven process expertise, accelerated qualification capabilities, and repeatable throughput that can responsively scale. We believe that our years of investment in talent, facilities, capacity, and capabilities equip us to successfully service our customers during their next phases of growth.

We enable critical space and defense platforms through high-consequence subsystems engineered for the edge enabling mission-critical functions such as power and propulsion, battlefield connectivity, and survivability in extreme environments. Examples of our systems include reusable landing systems for launch vehicles, control surfaces for next-generation fixed wing platforms, and solid rocket motor cases for missile platforms. Our systems are proven in the most demanding environments, including in the vacuum of space, through atmospheric reentry, and on the battlefield, enabling high-consequence capabilities such as supersonic flight, orbital delivery, and advanced sensing. Our decades of proven performance underpin our ability to scale and adapt to the evolving needs of the U.S. space and defense industrial base across the full platform lifecycle, from design and prototyping through production, aftermarket, and sustainment. Approximately 33% of our revenue and 27% of our pro forma revenue for the fiscal year ended December 31, 2025 is tied to systems for aftermarket and sustainment, providing long-term revenue visibility due to long-duration platform service lives.

Our purpose-built platform has been developed through disciplined strategic acquisitions and platform investments that have further strengthened our capabilities to meet the growing demands of the space and defense industrial base. Our national manufacturing footprint supports scaled production of American-made critical systems for leading space and defense platforms. We operate eleven state-of-the-art facilities in the United States with approximately 1.5 million square feet of manufacturing space in total. Our facilities enable our breadth of capabilities across systems and material types and include differentiated and hard-to-replicate resources and capabilities such as flow forming facilities, complex composite tube manufacturing, radio frequency (“RF”) transparent composite manufacturing, spin forming for propulsion tanks, near-net shape forming, deep hole boring, and large-scale clean room capacity. Our footprint is designed to scale with our customers and is growing today, with a number of expansion opportunities both in process and identified, and is intended to support the demand to come from next-generation platform production ramps.

For the fiscal year ended December 31, 2025, we generated $498.8 million in revenue, representing 24.8% year over year growth from revenue of $399.8 million in the fiscal year ended December 31, 2024. Additionally, for the fiscal year ended December 31, 2025, we had net loss and Adjusted EBITDA of $17.0 million and $117.9 million, respectively, compared to a net loss and Adjusted EBITDA of $34.8 million and $84.0 million, respectively, in the fiscal year ended December 31, 2024. Our Adjusted EBITDA Margin increased from 21.0% in the fiscal year ended December 31, 2024 to 23.6% in the fiscal year ended December 31, 2025. Our pro forma revenue was $604.3 million, our pro forma net loss was $49.2 million, our Pro Forma Adjusted EBITDA was $141.9 million and our Pro Forma Adjusted EBITDA Margin was 23.5% in the fiscal year ended December 31, 2025, in each case after giving effect to our acquisition of CBI. For the fiscal quarter ended March 31, 2026, we generated $134.4 million in revenue, representing 21.0% year-over-year growth from revenue of $111.0 million in the fiscal quarter ended March 31, 2025. Additionally, for the fiscal quarter ended March 31, 2026, we had net loss and Adjusted EBITDA of $15.1 million and $26.5 million, respectively, compared to a net loss and Adjusted EBITDA of $7.3 million and $25.3 million, respectively, in the fiscal quarter ended March 31, 2025. Our Adjusted EBITDA Margin decreased from 22.8% in the fiscal quarter ended March 31, 2025 to 19.8% in the fiscal quarter ended March 31, 2026. Our pro forma revenue was $152.0 million, our pro forma net loss was $78.8 million, our Pro Forma Adjusted EBITDA was $28.7 million and our Pro Forma Adjusted EBITDA Margin was 18.9% in the fiscal quarter ended March 31, 2026, in each case after giving effect to our acquisition of CBI. See “—Summary Historical and Pro Forma Financial and Other Information” for more information about how we define and calculate Adjusted EBITDA, Pro Forma Adjusted EBITDA, Adjusted EBITDA Margin and Pro Forma Adjusted EBITDA Margin, and for a reconciliation to their most comparable measures under U.S. generally accepted accounting principles (“GAAP”).

As of March 31, 2026, our total indebtedness was approximately $1,017.8 million, consisting of approximately $971.7 million in principal amount of term loan borrowings under our Credit Agreement (as defined below) and $46.1 million of borrowings under our revolving credit facility. As a result of our substantial indebtedness, we have a history of net losses due to a significant amount of our cash flows historically being used to pay interest and principal on our outstanding indebtedness. See “Risk Factors—Risks Related to our Financial Condition—Our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility.”

Our History

Our company is the result of a series of transformative business combinations and strategic acquisitions that have brought together complementary space and defense businesses with longstanding heritage and differentiated technical capabilities. The registrant was formed in October 2022 in connection with Greenbriar’s acquisition of AASC, creating an efficient corporate structure that captures the heritage of the acquired businesses, including AASC and PCX.

On November 14, 2025, AA&D Holdings, LP merged with Rotor Topco, LP, combining the businesses previously operating as AASC and PCX under our current corporate structure. Prior to and following the November 2025 combination, we expanded our capabilities, geographic footprint, and manufacturing capacity through a series of acquisitions.

AASC, originally founded in Stockton, California in 1954, expanded its capabilities through the acquisition of ICEL in 2024, which added our White Salmon, Washington facility, and through the acquisition of NeXolve in 2025, which added our Huntsville, Alabama facility.

PCX, founded in 1900 and historically headquartered in Newington, Connecticut, was acquired by Greenbriar in 2021. In 2021 and 2022, PCX completed eight acquisitions that expanded its capabilities, geographic footprint, and capacity.

Following the November 2025 combination, we also acquired CBI, Vestigo Aerospace, Inc. (“Vestigo”) and Rainwater Holdings, Inc. (“Ultracor”), further expanding our capabilities and adding manufacturing facilities, including those in Cincinnati, Ohio and Billerica, Massachusetts.

As a result of these transactions, we provide advanced design, engineering, and vertically integrated manufacturing solutions for mission-critical, highly engineered space and defense systems. Through a national network of IP-enabled, advanced manufacturing facilities, we support leading and next-generation space and defense technology companies with the speed, scale, and technical performance required for demanding applications. Our capabilities have been built over time through legacy businesses with operating histories dating back more than a century. References in this prospectus to our deep customer relationships, workforce experience, manufacturing heritage, and historical performance reflect the combined operating histories of the businesses that now comprise our company.

Our Market Opportunity

We believe our breadth of capabilities across our three end markets positions us to take advantage of multiple independent and strong tailwinds and key demand drivers of a multi-year modernization and recapitalization cycle, as illustrated in the diagram below:

Space and Launch Systems

Space and Launch Systems is one of our largest and fastest-growing end markets. The World Economic Forum projects that the space economy will reach $1.8 trillion by 2035, nearly three times its $630 billion size in 2023. We believe we are well positioned to benefit through end-to-end exposure across commercial and national security space platforms, propulsion, and de-orbit solutions.

Growth in the launch systems market is driven by higher mission cadence and the need for reliable, cost-efficient access to space. As commercial constellations expand and government timelines accelerate, launch providers are investing in next-generation vehicles that enable faster turnaround, greater throughput, and more predictable scheduling. These capabilities are increasingly critical as operators seek to support frequent deployment and replenishment missions, reinforcing demand for scalable and responsive launch infrastructure. We believe our highly engineered subsystems advance these important initiatives, alongside re-usability, which further improves launch economics leading to continued affordability and proliferation of space systems. Furthermore, we believe our demonstrated solution set, inclusive of intricate material science capabilities embedded into highly specialized manufacturing processes, has contributed to a continued outsourcing trend for flight-critical launch systems, as customers place trust in suppliers like Applied that can consistently deliver effective solutions for harsh environments.

The space systems market is expanding rapidly as satellite deployments accelerate across commercial communications, Earth-observation, and exploration missions. More than 15,000 new on-orbit assets are planned by 2028 according to The World Economic Forum, including communications, earth observation, and navigation satellites for defense and commercial applications, driving demand for increasingly capable and sophisticated spacecraft. At the same time, propulsion systems are undergoing a significant transition as launch firms prioritize higher-energy missions and greater in-orbit maneuverability. Increasing constellation density and regulatory pressure are also elevating the importance of effective maneuvering and end-of-life disposal, making advanced propulsion a critical enabler of modern space architectures.

National security requirements are reshaping the Space and Launch Systems market, with defense programs demanding resilient, distributed constellations capable of supporting operations in contested environments.

Reliable access to space and predictable launch schedules are essential for responsive defense and rapid replenishment missions, a trend reinforced by rising U.S. defense spending and increased doctrinal focus on space-based assets. Programs such as the Golden Dome for America (the “Golden Dome”), advanced surveillance architectures, and renewed investment in crewed spaceflight underscore the strategic importance of space as a core element of the national security infrastructure.

Defense Aviation and Airborne Systems

Defense Aviation and Airborne Systems consists of manned and unmanned fixed-wing aircraft and rotorcraft. Demand for airborne platforms is accelerating as global militaries reposition their airpower to adapt to an evolving battlefield increasingly shaped by drones, advanced technologies, and low-cost precision weapons. Rising global defense budgets and renewed focus on air dominance against anticipated near-peer threats are driving increased investment in fifth-generation fighters and next-generation vertical lift platforms. International procurement also continues to accelerate as U.S. allies modernize fleets to meet North Atlantic Treaty Organization (“NATO”) standards and counter regional threats, supporting sustained demand across multi-role fighters, Intelligence, Surveillance, and Reconnaissance (“ISR”), maritime patrol, and next-generation unmanned platforms.

The defense aviation market benefits from large, long-lived installed bases across both enduring and next-generation platforms. Many of these rotorcraft platforms are expected to remain in service for multiple decades and require continuous sustainment to maintain operational readiness. Life-limited components are subject to stringent replacement schedules, recurring inspections, and ongoing service life extension programs, creating one of the most durable and predictable aftermarket segments within defense aviation. Approximately 27% of our pro forma revenue is tied to aftermarket and sustainment demand across installed defense rotorcraft fleets for the year ended December 31, 2025, providing visible, recurring cash flow supported by long-duration platform service lives. Recent real-world operational demands for vertical lift assets supporting frequent troop movements and rapid insertion and extraction have further reinforced the importance of reliable, mission-ready platforms and sustained aftermarket support.

Autonomy and advanced technologies are increasingly central to the evolution of airborne platforms across both manned and unmanned systems. Strategic priorities such as the Collaborative Combat Aircraft (“CCA”) programs are accelerating the deployment of autonomous and semi-autonomous aircraft designed to operate alongside crewed fighters in highly contested and demanding performance environments. These platforms are expected to be procured at materially higher volumes than traditional high-end fighter aircraft, increasing the importance of advanced manufacturing partners capable of delivering the requisite precision, repeatability, and scalable throughput.

C5ISR and Precision Strike Systems

The C5ISR and Precision Strike Systems end market is positioned for continued growth, driven by demand across critical strike and sensing systems.

The U.S. government’s national defense budget for the 2026 fiscal year reflects a continued prioritization of contested environment operations, including procurement of a range of sensing and command-and-control platforms and enabling sub-systems. Modernization efforts that emphasize persistent surveillance are driving increased demand for advanced radar, RF, and electro-optical/infrared (“EO/IR”) sensing systems deployed across ground, airborne, maritime, and space-based platforms to enable next-generation situational awareness. The Golden Dome layered missile defense ecosystem underscores this shift toward integrated sensor-to-shooter kill chains—reinforcing demand for high-fidelity, resilient sensing and tracking infrastructure across emerging and enduring platforms.

Precision strike systems remain a top rearmament priority, driving sustained demand for expanded production of existing missile and propulsion systems as militaries replenish depleted inventories and increase stockpile levels. Current manufacturing capacity remains insufficient to meet projected demand, prompting government initiatives to expand industrial throughput and strengthen qualified supply chains. Solid rocket motor manufacturing has emerged as a key priority given its critical role across interceptors, tactical missiles, long-range fires, and hypersonic systems. We have the capacity and workforce to support such expansion for the key programs for which we already provide effective support.

In parallel, a broad set of next-generation strike programs, including new missile families, interceptors, advanced propulsion systems, and hypersonic platforms, are progressing through development and early production phases, creating a multi-year pipeline of new opportunities across enduring and emerging architectures. According to the Congressional Research Service and Office of the Undersecretary of Defense, U.S. Research, Development, Test, and Evaluation (“RDT&E”) funding for the U.S. Department of War has increased materially over the past decade to support hypersonic glide vehicles, new cruise-missile families, precision-guided munitions, and emerging strike technologies. These investments are reinforced by geopolitical uncertainty and shifting strategic frameworks, including the expiration of the New START treaty, which is driving renewed emphasis on strategic deterrence and advanced missile capabilities.

Our Competitive Strengths

We believe we are uniquely positioned in the market due to our deep technical expertise on complex, mission-critical subsystems and assemblies, long-standing relationships with key customers, and comprehensive advanced manufacturing capabilities. Our ability to rapidly design, engineer, prototype, and deliver systems at scale through vertical integration and IP-enabled processes provide a unique and sustainable competitive advantage. Furthermore, decades of proven superior performance have embedded us as a trusted partner to our diverse and discerning customers, reinforcing a durable and defensible competitive advantage.

IP-Enabled, Integrated Capabilities Enhance Quality, Cost, and Speed Advantages for Space and Defense Innovators

IP-enabled processes form the foundation of our operating model. By embedding our deep materials science expertise, specialized manufacturing equipment and infrastructure, collaborative engineering resources, integrated in-house capabilities, and proprietary workflow designs across the platform, we create differentiated and repeatable processes that enhance quality, speed, and execution certainty. For the fiscal year ended December 31, 2025, approximately 89% of our revenue and 88% of our pro forma revenue is tied to IP-enabled production processes. We believe these processes provide meaningful value to our customers by delivering performance, speed, and cost-efficiency advantages on their most demanding programs, while also reinforcing our competitive position.

We also influence and develop design IP in niche subsystems that are complementary to our broader capability set, such as satellite propellant tanks, antenna reflectors, deorbit technologies, and solar sails. These complementary offerings leverage our advanced materials and manufacturing capabilities, expand our participation in adjacent product categories, and represent an attractive growth vector alongside our core process IP-enabled manufacturing business.

In addition to our IP-enabled processes, the selective and strategic pursuit of vertical integration has further enabled us to enhance customer outcomes. For us, vertical integration is another strategic tool in our efforts to improve quality and performance, lower cost, and deliver shorter lead times. By developing or internalizing select critical capabilities across engineering, manufacturing, and testing capabilities, we maintain greater control over execution and more consistently meet demanding program requirements. We believe our IP-enabled, vertically integrated solution set has helped create a durable competitive advantage and supports the 87% and 86% sole/single-source contract positions we hold today on a historical and pro forma basis for the fiscal year ended December 31, 2025, respectively.

Decades of Space and Defense Manufacturing Heritage for Leading-Edge Customers

Our cohesive set of advanced manufacturing capabilities were built over decades to deliver extraordinary value to our customers’ most complex, mission-critical systems and subassemblies. We think differently, operating with an engineering-led, IP-enabled, and vertically integrated model that prioritizes reliability, speed, precision, and delivery at scale. As a result, we have earned the trust of the most demanding customers in space and defense by consistently meeting stringent performance, time-to-market, and durability requirements. Our sustained execution has resulted in entrenched positions across major programs, with approximately 87% of our revenue and 86% of our pro forma revenue stemming from sole-/single-source awards with blue-chip prime contractors for the year ended December 31, 2025. These positions reflect years of proven performance, qualification success, and deep integration into platform architectures, with our average customer relationship spanning 39 years. Because our systems are embedded in long-lived platforms, customers rely on us for multi-decade production and sustainment, making dual-sourcing or insourcing impractical and reinforcing long-standing relationships that extend across programs and generations of platforms. We also benefit from the current rapid evolution of the space and defense landscape and have multiple new customer wins that have resulted from the natural advancement of our trusted engineering and supply chain relationships.

Cohesive and Differentiated Executive Team Driving Mission-Focus and Next-Generation Agility

Our leadership team was intentionally assembled to scale a differentiated advanced manufacturing platform serving high growth space and defense markets. Our team combines mission-oriented leadership, deep advanced manufacturing expertise, experience scaling next-generation defense technology platforms, public company financial reporting and controls, and expansive knowledge of the U.S. aerospace and defense industrial base. Their complementary breadth of experiences underlies our commitment to disciplined growth, operational excellence, and long-term value creation. Across our leadership team, we boast approximately a combined 231 years of industry experience. Our leadership team is supported by over 1,540 dedicated professionals across our footprint, including over 200 engineers and over 400 long-tenured subject matter experts. Our team includes over 400 professionals with more than 10 years of service at Applied, including a substantial number with over 20 years of experience, providing the continuity and depth of expertise that enables our highly specialized capabilities.

Strategic Alignment with Highest-Priority Space and Defense Programs and Initiatives

Our flight- and mission-critical products are embedded across commercial, civil, and national security programs that directly align with U.S. national defense strategy priorities and rapidly expanding commercial space initiatives. We are closely aligned with the programs driving space superiority, resilient national security architectures, and the modernization of the defense industrial base, positioning us alongside customers executing the most critical, well-funded missions and growing programs. As these initiatives advance from development into scaled, long-duration production, our early program involvement and deep integration position us to remain a long-term partner of choice. With customers at the center of these priority efforts, we are well-positioned to benefit from the sustained investment and structural tailwinds shaping the next generation of space and defense markets.

Diversified Across Sub-Markets, Customers, Platforms, and Program Lifecycles

Our capabilities span the full lifecycle of a program, from early design, rapid prototyping, and testing to full-rate production and long-term sustainment. On next-generation platforms, our ability to iterate quickly and collaborate directly with our customers shortens development timelines and accelerates time-to-market, enabling customers to meet demanding program milestones. At the same time, our deep experience supporting enduring platforms allows us to support customers through full-rate production, aftermarket demand, and sustainment and service life extension cycles as systems age and require replacement or upgrade. By remaining relevant across every phase of a platform’s life and reinforcing this engagement with IP-enabled processes, we establish entrenched positions and deliver consistent, long-term value.

Specialized Manufacturing Facility Infrastructure, Ready Capacity and Scalability, and National Footprint

We operate a nationwide network of specialized manufacturing facilities designed for scaled production. These sites have been carefully selected and methodically invested in to bring differentiated capabilities, creating a manufacturing footprint with depth and breadth that is difficult to replicate. Our facilities total over 1.5 million square feet and are equipped to support rapid expansion, with additional capacity and expansion opportunities that ensure we can scale to meet rising demand to support next-generation programs. For instance, we have a one-of-a-kind infrastructure that enables our manufacturing and testing of satellites and spacecraft, unmatched capacity of flow forming for solid rocket motor cases, and unique composite tube fabrication for reusable launch and payload deployment applications. Across this network, we enable classified and highly complex programs to be executed at scale, positioning the platform to support long-term growth and increasingly critical applications.

Breadth of Engineering Talent and Extensive Specialized Materials and Production Technical Expertise

We bring hard-earned expertise developed over decades of experience across our workforce. Our over 200 engineers and deep bench of subject matter experts possess broad expertise across multiple advanced materials, including composites, metallics, and polymers. We apply this knowledge across a broad set of manufacturing capabilities. This combination of material science depth and multi-disciplinary expertise, reinforced by a highly tenured and mission-oriented team, enables us to deliver differentiated, highly-engineered products and subassembly systems tailored to extremely stringent qualifications and requirements.

Strong Financial Profile with High Level of Forward Visibility

We have consistently delivered a strong and attractive financial profile, supported by exposure to high-value programs, approximately 86% sole- and single-source positions on a pro forma basis for the fiscal year ended December 31, 2025, and a culture rooted in operational excellence and mission focus. For the fiscal year ended December 31, 2025, we generated revenue growth of 24.8% and Adjusted EBITDA Margin of approximately 23.6%. Our participation in enduring platforms, many of which are expected to remain in production and service for decades, provides meaningful revenue visibility and long-term stability, with a contract backlog of $1,060.1 million as of March 31, 2026. We believe our positions on next-generation programs create a clear and compelling runway for future growth, shown through our approximately $3.8 billion weighted pipeline as of March 31, 2026. Weighted pipeline represents the total expected value of new business opportunities with new or existing customers in the pipeline after adjusting each opportunity for management’s estimates of the probability that it proceeds and Applied’s likelihood of winning the opportunity. The weighted pipeline excludes the value of contracted backlog. See “—Summary Historical and Pro Forma Financial and Other Information” for more information about how we define and calculate Adjusted EBITDA Margin and for a reconciliation of net loss margin, the most comparable measure under GAAP, to Adjusted EBITDA Margin.

Our Growth Strategy

We intend to pursue a focused organic and inorganic growth strategy, executing on the diverse set of opportunities present in each of our growing end markets. Our strategy is aimed at increasing top-line growth, earnings, and cash flow generation, and ultimately creating meaningful value for our shareholders.

Support Ramping Production of High Growth Platforms

Our complex, highly engineered systems are critical enablers for a number of high-demand, next-generation space and defense platforms today. These platforms are positioned for meaningful production ramps as demand for advanced space and defense systems continues to grow in response to the current global dynamic threat environment, and the platforms we serve meet the critical capability needs of the U.S. and allied nations. We intend to reliably enable performance for these growing customer platforms through the critical systems we offer that are specified in their designs. By enabling ramping production schedules, we can realize significant growth in our business and further establish incumbency and entrenched sole-source positions with our customers. Furthermore, we serve a sizeable installed base of critical U.S. and allied fleets which require regular servicing and modernization for sustainment and fleet readiness. These platforms supply us with a predictable and stable base of recurring revenue, further supporting our ability to grow.

Increase Content on High-Value Platforms

Our business benefits from a diverse set of differentiated and IP-enabled capabilities. These capabilities span multiple system types, domains of material science expertise, advanced equipment types, and ultimately serve varied performance requirements. By leveraging our diverse set of capabilities, we have historically offered multiple critical systems to a single platform. For example, on fixed-wing platforms, we offer a number of different critical systems including flight control surfaces, landing gear systems, and fueling and refueling systems. By leveraging our deep customer relationships established through the proven performance of our systems, we intend to increase our content on the attractive and high-growth platforms we currently serve by offering new systems that enable other aspects of the platform’s performance.

Drive Right-to-Win on Next-Generation Platforms

We offer full lifecycle capabilities to our customers, including advanced design and prototyping capabilities that allow us to collaborate closely with customers to aid their development of novel next-generation platforms. Design and prototype expertise is critical for the development of next-generation “go-fast” platforms, where speed-to-market is an essential differentiator for our customers. By leveraging those capabilities in conjunction with our deep customer relationships, longstanding proven heritage, IP-enabled capabilities, and capacity for scaled production, we have an unrivaled right-to-win on future platforms and opportunities across our customer footprint. Furthermore, by acting as an early partner for these platforms through their design and prototyping phase, we believe we entrench our position on attractive platforms that we hope to serve for the entirety of their lifecycle. We track and continuously update a sizeable funnel of pipeline opportunities that are attractive and actionable for our business and intend to pursue these opportunities in order to realize our long-term growth outlook.

Execute Focused Acquisition Strategy

We view acquisitions as a means to deepen our technical capability, expand our customer relevance, and enhance our position as a differentiated advanced manufacturing partner, rather than as a vehicle for pure scale aggregation. We have a proven track record of acquiring and successfully integrating high impact targets to drive value creation, with multiple successful add-ons over the last five years. We intend to continue to track the landscape of potential acquisition opportunities, which remains sizeable in the highly fragmented small- and mid-sized supplier market. We have the capability to leverage our platform to supercharge the performance of potential add-ons that we integrate, where they may have been undercapitalized prior to acquisition despite having strong and attractive capabilities. We will continue to approach potential acquisitions through a disciplined and focused strategy that reinforces our overall market strategy, enhances returns, and focuses on three main acquisition attributes: (i) focus on space and defense end markets, (ii) add-on capabilities that are relevant and not competitive to our customers, and (iii) differentiated business models as reflected in an attractive margin profile.

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” immediately following this Prospectus Summary and all of the other information in this prospectus. These risks include, but are not limited to, the risks set forth below:

•	Macroeconomic and other conditions that adversely affect the aerospace and defense industry may adversely affect our results of operations and liquidity.

•	A significant decline in business with key customers could have a material adverse effect on us.

•	Defense spending and government defense budgets may change due to various economic conditions and other factors, which may cause our operating results to fluctuate.

•	Government agencies may directly or indirectly request or encourage us to make investments into our business that do not directly benefit shareholder interests.

•	Our growth strategy includes acquisitions, which entails certain risks to our business and financial performance.

•

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business could be materially adversely affected.

•	If we are unable to adapt to technological change, demand for our capabilities may be reduced.

•

We may be unable to obtain critical components, raw materials, and services from suppliers and subcontractors, which could disrupt or delay our ability to deliver products to our customers and increase our costs.

•	Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

•

We rely on the significant experience and specialized expertise of our senior management and engineering and operational staff, and must retain and attract qualified and highly skilled personnel to grow our business successfully.

•

Technology failures, cybersecurity breaches and other unauthorized access to or use of our information technology systems or sensitive or proprietary information could have a material adverse effect on our business and operations.

•	Our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility.

•	Our business and operations expose us to numerous legal and regulatory requirements.

•

We, our operations and our products are subject to environmental, health and safety laws, regulations and permits, which may result in significant liabilities, obligations and compliance-related costs.

•	Our Principal Stockholder (as defined below) controls us and its interests may conflict with ours or yours in the future.

•	Our pro forma financial information may not be representative of our future performance.

Our Principal Stockholder

Greenbriar Equity Group, L.P. (“Greenbriar” or the “Principal Stockholder” and, as the context requires, together with its affiliates) is a private equity firm with over 25 years of experience investing in market-leading services and manufacturing businesses. With more than $15 billion of cumulative capital commitments, its investment strategy targets businesses led by experienced management teams capitalizing on strong long-term growth prospects that can benefit from Greenbriar’s deep sectoral expertise, strategic insight, and operating capabilities.

Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We may take advantage of certain exemptions from various public company reporting requirements, including:

•

not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments.

We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier.

We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.”

Controlled Company Exemption

After the completion of this offering, Greenbriar will beneficially own approximately % of our total outstanding shares of common stock (or % if the underwriters exercise in full their option to purchase additional shares of common stock).

As a result, upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the New York Stock Exchange (the “NYSE”). We intend to avail ourselves of the “controlled company” exemption under the rules of the NYSE, including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption” and “Principal Stockholders.”

Channels for Disclosure of Information

Investors, the media, and others should note that we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.investors.applied-ad.com), press releases, public conference calls, public webcasts, our X account (www.x.com/applied_ad (@applied_ad)), our Facebook page (www.facebook.com/AppliedAD), our LinkedIn page (www.linkedin.com/company/applied-aerospace-defense/) and our company news webpage (https://appliedaero.space/news/).

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

Applied Aerospace & Defense, Inc. was incorporated as a Delaware corporation on October 7, 2022 under the name GB Eagle Topco, Inc. and subsequently changed its name to Applied Aerospace & Defense, Inc. on November 14, 2025. Our principal executive offices are located at 335 Quality Circle NW, Huntsville, AL 35806. Our telephone number is (202) 983-3291. Our website address is https://appliedaero.space/. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus or the registration statement of which this prospectus is a part, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.

Organizational Structure

The diagram below depicts our expected organizational structure immediately following completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock.

AA&D Holdings, LP*
Investors in this Offering
% voting interest and economic interest
% voting interest and economic interest
Applied Aerospace & Defense, Inc.**
AA&D Parent, Inc.
AA&D Midco, Inc.
PCX Aerostructures, LLC
Applied Aerospace Structures, LLC
Consolidated Boring Inc.
SA Aviation Systems Holdings Inc.
PCX Aerosystems Enfield, LLC
PCX Aerosystems – Manchester, LLC
MSI Disposition, Inc.
Faxon Machining, LLC
American Flowform & Machining, LLC
Integral Aerospace, LLC
KE Company Acquisition Corp.
American Flowform Products, LLC
NuSpace, Inc.

* See "Principal Stockholders" for a discussion of the beneficial ownership of our Principal Stockholder.

** All subsidiaries are wholly owned by the Company.

THE OFFERING

Issuer	Applied Aerospace & Defense, Inc.

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares of common stock from us at the initial offering price, less underwriting discounts and commissions, for 30 days after the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Use of proceeds	We expect to receive approximately $ million (or $ million if the underwriters’ option to purchase additional shares is exercised in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $ million of the net proceeds from this offering to repay amounts outstanding under our Credit Agreement. We intend to use the remainder of the net proceeds from this offering for other general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.”

Controlled company	After the completion of this offering, Greenbriar will beneficially own approximately % of our total outstanding shares of common stock (or % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exemption.”

Dividend policy	We do not intend to pay dividends following the completion of this offering and may never pay dividends. We have not adopted, and do not currently expect to adopt, a written dividend policy. Our future dividend policy will be based on the operating results and capital needs of our business, and any future earnings may be retained to finance our future expansion and for the implementation of our business plan. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on the NYSE under the symbol “AADX.”

Directed share program	At our request, the underwriters have reserved up to shares of our common stock, or % of the shares offered by this prospectus (excluding the additional shares that the underwriters have an option to purchase), at the initial public offering price, to offer to certain of our directors, officers, employees and others. The sales will be made at our direction by Morgan Stanley & Co. LLC and its affiliates through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Except for any shares acquired by our directors or officers, shares purchased pursuant to the directed share program will not be subject to lock-up agreements with the underwriters. See the section titled “Underwriting—Directed Share Program” for additional information.

Risk factors	See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on    shares of common stock outstanding as of    , 2026 and excludes    shares of common stock reserved for future issuance under our equity incentive plans. Unless we specifically state otherwise or the context otherwise requires, the share information in this prospectus:

•

gives effect to the      -for-1 Stock Split, occurring subsequent to the effectiveness of the registration statement of which this prospectus is a part, which will be effective upon filing of our amended and restated certificate of incorporation prior to the completion of this offering;

•

gives effect to the issuance of    shares of common stock in this offering, at an assumed initial public offering price of $  per share, the midpoint of the price range set forth on the cover page of this prospectus;

•

assumes no purchase of shares of our common stock by our directors, officers, employees and others through the directed share program described in the section titled “Underwriting—Directed Share Program”;

•	assumes no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us in this offering; and

•	assumes the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER INFORMATION

The following tables set forth our summary consolidated historical and unaudited pro forma condensed combined financial and other data. We have derived the summary consolidated statements of operations and comprehensive loss data and the summary consolidated cash flow data for the years ended December 31, 2025 and 2024 and the consolidated balance sheet data as of December 31, 2025 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary condensed consolidated statements of operations data and the summary condensed consolidated cash flow data for the three months ended March 31, 2026 and 2025 and the condensed consolidated balance sheet data as of March 31, 2026 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period.

The summary unaudited pro forma condensed combined statement of operations data for the three months ended March 31, 2026 and the year ended December 31, 2025 gives effect to the CBI acquisition as if it had occurred on January 1, 2025 and have been derived from the pro forma financial information set forth in the section captioned “Unaudited Pro Forma Condensed Combined Financial Information” appearing elsewhere in this prospectus. References to financial or other data presented as “pro forma” refer to a presentation that applies adjustments to give pro forma effect to the CBI acquisition over the applicable time period. Such pro forma adjustments are based upon available data and certain estimates and assumptions we believe are reasonable. The summary unaudited pro forma condensed combined statement of operations data is for information purposes only and does not purport to represent the results of operations that the Company would actually obtain if the CBI acquisition occurred at any date, nor does such data purport to project the results of operations for any future period.

The summary of our consolidated financial data set forth below should be read together with our audited consolidated financial statements and the related notes, as well as the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” appearing elsewhere in this prospectus.

(in thousands, except share and per share data) Consolidated Statement of Operations	Pro Forma Three Months Ended March 31,			Pro Forma Year Ended December 31,
		Three Months Ended March 31,			Years Ended December 31,
	2026	2026	2025	2025	2025	2024
Revenue	$151,983	$134,351	$111,024	$604,343	$498,763	$399,790
Cost of goods sold	115,472	100,772	80,140	439,999	359,384	301,715

Gross profit	36,511	33,579	30,884	164,344	139,379	98,075
Selling, general, and administrative expenses	82,753	28,302	12,367	65,226	54,447	41,748
Intangible asset amortization expense	10,822	8,110	6,538	42,335	26,063	23,461

Operating (loss) income	(57,064)	(2,833)	11,979	56,783	58,869	32,866
Interest expense, net	22,943	17,771	16,720	103,838	72,806	63,705

Loss before income taxes	(80,007)	(20,604)	(4,741)	(47,055)	(13,937)	(30,839)
Non-recurring income tax expense (benefit)	13,852	—	—	(13,852)	—	—
Income tax (benefit) expense	(15,037)	(5,472)	2,572	15,989	3,087	3,927

Net loss	$(78,822)	$(15,132)	$(7,313)	$(49,192)	$(17,024)	$(34,766)

(in thousands, except share and per share data) Consolidated Statement of Operations	Pro Forma Three Months Ended March 31,			Pro Forma Year Ended December 31,
		Three Months Ended March 31,			Years Ended December 31,
	2026	2026	2025	2025	2025	2024
Basic and Diluted Net loss Per Share:
Net loss per share – basic and diluted		$(99,553)	$(73,130)		$(170,240)	$(347,660)
Weighted average shares outstanding – basic and diluted		152	100		100	100
Pro forma net loss per share(1) – basic and diluted	$(498,873)			$(447,200)
Pro forma weighted average shares outstanding – basic and diluted(2)	158			110
Pro forma as further adjusted net loss per share – basic and diluted(3) .	$			$
Pro forma as further adjusted weighted average shares outstanding – basic and diluted(4)

(1)	Pro forma net loss per share - basic and diluted gives effect to the CBI acquisition as if it occurred on January 1, 2025.
(2)

Pro forma weighted average shares outstanding - basic and diluted gives effect to the CBI acquisition. As part of the CBI acquisition, the Company issued an aggregate of 9.8118 shares of common stock to its parent entity, AA&D Holdings, LP.

(3)

Pro forma as further adjusted net loss per share - basic and diluted gives pro forma effect to the CBI acquisition and further adjusts to give effect to the Stock Split and the application of approximately $     million of the net proceeds of this offering to repay amounts outstanding under our Credit Agreement, assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if such transactions occurred on January 1, 2025 and reduced interest expense, net by $     million for the year ended December 31, 2025 and by $     million for the three months ended March 31, 2026. A $1.00 increase in the assumed initial public offering price of $     per share will result in an increase of $     in the pro forma as adjusted net loss per share - basic and diluted for the year ended December 31, 2025 and an increase of $     in the pro forma as adjusted net loss per share - basic and diluted for the three months ended March 31, 2026. A $1.00 decrease in the assumed initial public offering price of $     per share will result in a decrease of $     in the pro forma as adjusted net loss per share - basic and diluted for the year ended December 31, 2025 and a decrease of $     in the pro forma as adjusted net loss per share - basic and diluted for the three months ended March 31, 2026.

(4)

Pro forma as further adjusted weighted average shares outstanding - basic and diluted gives pro forma effect to the CBI acquisition and further adjusts to give effect to the Stock Split and the issuance of      shares of common stock in this offering, assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(in thousands)	As of March 31, 2026		As of December 31, 2025
Consolidated Balance Sheet Data:	Actual	As Adjusted(1)	Actual	As Adjusted(1)
Cash and cash equivalents	$15,923	$	$15,475	$
Total current assets	334,742		291,574
Total assets	$1,483,919	$	$999,301	$

Total current liabilities	160,256		94,482
Total liabilities	1,250,131		839,837
Total shareholder’s equity	233,788		159,464
Total liabilities and shareholder’s equity	$1,483,919	$	$999,301	$

(1)

The as adjusted consolidated balance sheet data give effect to our sale of    shares of common stock in this offering at an assumed initial public offering price of $    per share, and the application of the net proceeds therefrom as described in “Use of Proceeds,” after deducting underwriting discounts and commissions and anticipated offering expenses payable by us.

(in thousands)	Three Months Ended March 31,		Years Ended December 31,
Consolidated Cash Flows Data:	2026	2025	2025	2024
Net cash (used in) provided by operating activities	$(72,031)	$(6,911)	$(28,941)	$4,649
Net cash used in investing activities	(315,804)	(15,261)	(27,784)	(49,146)
Net cash provided by financing activities	388,283	3,220	44,734	37,657

Other Operating and Financial Data:

(in thousands, except percentages)	Pro Forma As of March 31, 2026	As of March 31,		Pro Forma As of December 31, 2025	As of December 31,
		2026	2025		2025	2024
Contract backlog (1)	$1,060,071	$1,060,071	$793,660	$1,017,003	$871,259	$792,630
Revenue	$151,983	$134,351	$111,024	$604,343	$498,763	$399,790
Adjusted EBITDA(2)	$28,711	$26,539	$25,343	$141,908	$117,904	$84,008
Net loss margin	(51.9)%	(11.3)%	(6.6)%	(8.1)%	(3.4)%	(8.7)%
Adjusted EBITDA Margin(2)	18.9%	19.8%	22.8%	23.5%	23.6%	21.0%

(1)

This prospectus includes the key performance indicator “contract backlog,” which is a key measure of our business growth. Contract backlog represents the total value of existing contracts, less amounts previously invoiced, as of the backlog date. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion on how this measure is useful to investors.

(2)

This prospectus includes non-GAAP financial measures that are supplemental measures of financial performance and not recognized or required under GAAP. The non-GAAP financial measures are supplemental measures of our performance that we believe help investors understand our financial condition and operating results and assess our future prospects. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, as adjusted to eliminate certain non-cash charges and other items not reflective of ongoing operations, which include: acquisition-related expenses, integration expenses and restructuring costs, share-based compensation expense, and other costs. Adjusted EBITDA Margin is defined as Adjusted EBITDA expressed as a percentage of revenue. Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin represent Adjusted EBITDA and Adjusted EBITDA Margin, respectively, after giving pro forma effect to the CBI acquisition as of the applicable date. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion on how these measures are useful to investors and utilized by management. The following table sets forth the reconciliation of Net loss to Adjusted EBITDA and Pro Forma Adjusted EBITDA and the presentation of net loss margin, Adjusted EBITDA Margin and Pro Forma Adjusted EBITDA Margin for the periods set forth below:

	Pro Forma Three Months Ended March 31, 2026	Three Months Ended March 31,		Pro Forma Year Ended December 31, 2025	Years Ended December 31,
(in thousands, except percentages)		2026	2025		2025	2024
Net loss	$(78,822)	$(15,132)	$(7,313)	$(49,192)	$(17,024)	$(34,766)
Income tax (benefit) expense	(1,185)	(5,472)	2,572	2,137	3,087	3,927
Interest expense, net	22,943	17,771	16,720	103,838	72,806	63,705
Depreciation and amortization	15,864	12,109	9,723	62,567	39,420	35,222
Share-based compensation expense	35,993	756	802	3,445	3,210	2,535
Transaction costs(1)	31,302	13,985	514	6,419	6,419	3,809
Integration and restructuring costs(2)	2,273	2,273	2,041	8,364	6,608	4,826
Legal contingencies loss(3)	—	—	7	460	460	1,877
Management fees(4)	343	249	256	2,249	1,603	1,647
Other(5)	—	—	21	1,621	1,315	1,226

Adjusted EBITDA	$28,711	$26,539	$25,343	$141,908	$117,904	$84,008

Net loss margin	(51.9)%	(11.3)%	(6.6)%	(8.1)%	(3.4)%	(8.7)%
Adjusted EBITDA Margin	18.9%	19.8%	22.8%	23.5%	23.6%	21.0%

(1)	Includes transaction related costs associated with mergers, acquisitions, and costs related to the initial public offering (“IPO”).
(2)	Includes acquisition integration and restructuring costs, including plant consolidation and reconfiguration, reductions in force, and executive severance expense.
(3)	Includes losses from legal disputes and settlements from third parties.
(4)	Includes management fees paid to our parent company in accordance with our management services agreement which will terminate upon the closing of this IPO.
(5)	Includes other costs that we believe are not indicative of day-to-day operations of the business.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with the other information contained in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our audited financial statements and the related notes. These material risks and uncertainties could negatively affect our business, financial condition, results of operations and cash flows and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe are immaterial, also may impair our business, financial condition, results of operations and cash flows. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Strategy

Macroeconomic and other conditions that adversely affect the aerospace and defense industry may adversely affect our results of operations and liquidity.

Because substantially all of our revenues are from customers in the aerospace and defense industry, our financial performance is closely tied to the funding priorities, procurement cycles and economic condition of the aerospace and defense industry. A more diversified company with significant sales and earnings derived from outside the aerospace and defense industry may be able to recover more quickly from significant market disruptions. During any prolonged period of significant market disruption in this industry, including as a result of adverse macroeconomic or geopolitical developments, natural disasters, pandemics or supply chain disruptions specific to our industry, our business may be disproportionately impacted compared to companies that are more diversified in the industries they serve.

A significant decline in business with key customers could have a material adverse effect on us.

As disclosed in Note 2, Summary of Significant Accounting Policies, in the notes to our consolidated financial statements included elsewhere in this prospectus, a significant portion of our sales are to specific customers in the aerospace and defense industry. As a result, a significant reduction in purchases by these customers could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Any significant cancellation, reduction or deferment of orders by customers could have a material adverse effect on our business, results of operations, prospects, and financial condition.

While we have $1,060.1 million in contract backlog as of March 31, 2026, many of our long-term contracts and purchase orders with customers, including the U.S. government, do not have guaranteed future sales, or have provisions that allow such customers to terminate the contracts or any purchase order thereunder at any time for the customer’s convenience. While we generally have contractual protections for such terminations, they generally are limited to a recovery of a proportion of the sales price based on costs incurred at the termination effective date and do not mitigate the potential for the resulting future sales reductions. As a result, we cannot always accurately plan our manufacturing, inventory and working capital requirements, and we may not realize the full amount of the contract backlog or business opportunities included in weighted pipeline as revenue. In most cases, our customers have not committed to buy any minimum quantity of our products. Uncertainty about current and future global economic conditions may cause customers, including both private sector customers and government agencies, to modify, defer or cancel purchases in response to tighter credit, decreased cash availability, and declining consumer confidence. Accordingly, future demand for our products could differ materially from our current expectations. Additionally, if customers are not successful in generating sufficient revenue or are unable to secure adequate financing for their operational needs, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow.

Defense spending and government defense budgets may change due to various economic conditions and other factors, which may cause our operating results to fluctuate.

A significant portion of our revenue is directly or indirectly generated from the military and defense market in the U.S. Contracts with the U.S. government typically involve long lead times for design and development and are subject to significant changes in contract scheduling. A significant reduction or deferral in defense expenditures, a shift of expenditures away from key defense spending programs that we support, or a change in federal government contracting policies could cause our customers to reduce their purchases, exercise contract termination rights, or opt to not renew contracts, any of which could result in decreased sales of our products and significant or unanticipated expenses.

Defense spending may be impacted by fluctuations in general business cycles, changes in domestic and foreign trade laws and regulations, including tariffs and monetary policies, and other macroeconomic events. Military and defense markets are significantly dependent upon government budget trends that are beyond our control. In the U.S., military and defense markets are significantly impacted by the DoW’s budget, and Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. DoW budgets could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy as a result of a new presidential administration or otherwise, the U.S. government’s budget deficits, spending priorities, the cost of sustaining the U.S. military presence internationally, political pressure to reduce U.S. government military spending, and the ability of the U.S. government to enact appropriations bills and other relevant legislation. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program.

In recent years, the U.S. government has been unable to complete its budget process before the end of its fiscal year, resulting in both governmental shutdowns and continuing resolutions providing only enough funds for U.S. government agencies to continue operating at prior-year levels. Disruptions to government operations could impact our ability to perform our government contracts in a timely manner, deploy staff, or access the relevant government sites necessary to deliver our products and services. Payments due to us from government agencies may be delayed due to failures of governmental budgets to gain congressional and presidential approval in a timely manner during billing cycles. Further, if the U.S. government debt ceiling is not raised and the national debt reaches the statutory debt ceiling, the U.S. government could default on its debts. A significant decline in U.S. military expenditures could result in a reduction in the amount of our products sold to U.S. government agencies. Any adverse changes in government budgetary priorities in the markets in which we operate could directly or indirectly affect our financial performance and could have a material adverse effect on our business, results of operations, prospects and financial condition.

Pricing pressures from customers could reduce the demand and/or price for our products and services.

From time to time, we may face pricing pressures from our customers due to factors beyond our control, including liquidity constraints and adverse macroeconomic conditions. Some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to continue to make purchases from us may result in those customers applying pricing pressures on us or otherwise seeking to modify contractual terms in a manner adverse to us. Some of our major customers have also completed extensive cost containment efforts, and we expect continued pricing pressures in 2026 and beyond. If we are unable to respond to pricing pressures or otherwise successfully compete for new business, our revenue growth and operating margins may decline.

Regulatory actions and changes in government policies, including procurement policies and trade policies, may have a negative impact on our business.

Regulatory actions and changes in government policies could impact demand for our products or require us to adapt our manufacturing processes in order to comply with such changes. There is no assurance that we will be able to adapt to such changes in government procurement policies in a timely and cost-effective manner, if at all. Government agencies have imposed, and may in the future continue to impose, restrictions on procuring products containing certain components, in particular components sourced from foreign jurisdictions. For example, recent initiatives by the U.S. government to reduce U.S. reliance on overseas sources of rare earth minerals and specialized metals could impact supply chains for such raw materials, including those that we incorporate in our products. We may be required to seek alternative sources for components in our products to maintain our government contracts. Even if we can comply with such requirements, the costs associated with transitioning to approved alternative sources of supply could be significant and may not be recoverable under our fixed-price contracts. If we are unable to modify our products or manufacturing processes to comply with government procurement policies and other relevant regulations in a timely and cost-effective manner, we may be unable to fulfill our contractual obligations, which may have an adverse impact on our results of operations and financial performance.

We are also subject to tariffs on certain imports into the U.S. Notwithstanding the decision by the United States Supreme Court on February 20, 2026, in Learning Resources Inc. et al v. Trump, litigation continues in federal courts regarding the treatment and recoverability of certain U.S. tariffs. As the implementation of tariffs is ongoing, more tariffs may be added in the future with little or no advanced notice. Changing our operations in accordance with new or evolving trade restrictions can be expensive, time-consuming, disruptive to our operations and distracting to management, and we may not be able to effectively mitigate all adverse impacts from such measures. These tariffs could have a material adverse effect on our business, results of operations, prospects and financial condition, and if we are unable to pass such price increases through to our customers, it would likely increase our cost of goods sold and, as a result, decrease our profitability. Major U.S. trading partners have also announced retaliatory tariffs and some have negotiated new trade agreements. There continues to be significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties, and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, including trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our access to suppliers or customers or have a material adverse effect on the business and financial condition of such suppliers and customers or other counterparties we do business with, which in turn would negatively impact us.

Government agencies may directly or indirectly request or encourage us to make investments into our business that do not directly benefit shareholder interests.

Government agencies may directly, or indirectly through our other customers, request or encourage us to make capital commitments. These investments and commitments may require us to deploy significant resources, incur substantial upfront costs, accept lower returns or delay or forego other business opportunities, and there can be no assurance that such expenditures will generate commensurate revenues, margins or other benefits. In addition, if we are unwilling or unable to make requested investments or otherwise demonstrate sufficient participation in supporting our customers’ objectives, we may experience reduced competitiveness for new awards, unfavorable contract terms, diminished prospects for option exercises, renewals or follow-on work, or other adverse contract outcomes, any of which could harm our reputation and customer relationships and materially adversely affect our business, financial condition, results of operations and growth prospects.

If we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business could be materially adversely affected.

Our reputation and relationship with the U.S. government, and in particular with the agencies of the DoW, are key factors in maintaining and developing new business opportunities. In addition, we often act as a subcontractor or in teaming arrangements in which we and other contractors bid together on particular contracts or programs for the U.S. government or government agencies. We expect to continue to depend on relationships with other prime contractors for a portion of our revenue for the foreseeable future. Negative press reports regarding conflicts of interest, poor contract performance, employee misconduct, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation. Additionally, as a subcontractor or team member, we generally lack control over fulfillment of a contract as a whole, as prime contractors retain control over key aspects of fulfillment including design authority, inspection and acceptance and customer communication. As a result, poor performance on the contract as a whole could tarnish our reputation, even when we otherwise perform our obligations as a subcontractor or team member as required. As a result, we may be unable to successfully maintain our relationships with government agencies or prime contractors, and any failure to do so could materially adversely affect our ability to maintain our existing business and compete successfully for new business.

Our growth strategy includes acquisitions, which entails certain risks to our business and financial performance. Our business may be materially adversely affected if we cannot consummate acquisitions on satisfactory terms or if we cannot effectively integrate acquired operations.

A significant portion of our growth has occurred through acquisitions. Most recently, we completed our acquisitions of Consolidated Boring Inc., Ultracor, Inc. (formerly known as Rainwater Holdings, Inc.) and NeXolve Holdings, LLC on March 2, 2026, March 2, 2026 and March 4, 2025, respectively. Additionally, our current business was formed as the result of the Combination that was completed on November 14, 2025, which resulted in the combination of the Applied and PCX businesses.

Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions and other business opportunities that further our business strategy. However, we may not be able to identify or consummate suitable acquisition opportunities on acceptable terms or at all, including due to a failure to receive necessary regulatory approvals. In addition, we may not be able to raise the capital necessary to fund future acquisitions. Because we may actively pursue various opportunities simultaneously, we may encounter unforeseen expenses, complications, and delays, including regulatory complications or difficulties in employing sufficient staff and maintaining operational and management oversight.

The businesses we acquire may not perform in accordance with expectations; synergies may not be fully realized; key employees, suppliers, or customers of businesses acquired may depart; and we may be exposed to unexpected liabilities, obligations and costs related to acquired businesses. In addition, we may not be able to successfully integrate any business we acquire into our existing business in a timely or cost-effective manner, which may negatively impact our results of operations. Future acquisitions could result in the incurrence of additional debt to finance such acquisitions, increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs. We continue to integrate the Applied and PCX businesses as a result of the Combination, the success of which will depend on our ability to manage these businesses as a combined company. Assimilating operations and products may be unexpectedly difficult, especially given that we have not operated as a combined company for a significant period prior to becoming a public company. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to serve and attract customers, develop new products and services, or attend to other acquisition opportunities.

If we are unable to adapt to technological change, demand for our capabilities may be reduced.

The technological complexity of our business has increased significantly over the last several years and may continue to increase in the future. To maintain our customer relationships and market position, we will need to continue to develop our cross-domain expertise and develop our products to support the next-generation technologies of our customers, including by enhancing our manufacturing, assembling, testing, marketing and other capabilities, and supporting new products and product enhancements. We may not be able to do so successfully, if at all, or on a timely, cost effective, or repeatable basis. Our competitors may adapt to technological change more quickly or effectively than we do, which could allow them to offer superior capabilities, manufacture products at a lower cost, or operate with greater efficiency. Moreover, defense customers require frequent technological advancements for military superiority, and there is no assurance that we will continue to maintain capabilities meeting customer specifications. Failing to anticipate technological shifts, customer needs, or demand fluctuations could negatively impact our financial results. Product complexity also may lead to manufacturing delays. In addition, our defense prime contractor customers may decide to pursue one or more of our product development areas and insource that technology development and production rather than purchase that capability from us as a supplier. If we fail to keep pace with evolving technological demands, our products and services may become less competitive, our market position may be negatively impacted, and our business, financial condition, and results of operations could be materially adversely affected.

We operate in highly competitive markets with competitors who may have greater resources than we possess.

We operate in a highly competitive global industry with evolving industry standards and technological advances. We compete with domestic and international companies that may have substantially greater manufacturing, purchasing, marketing and financial resources than we do and who may be able to offer more competitive pricing terms and compete more effectively for large-scale contracts by offering different or greater capabilities or benefits such as technical qualifications that we do not have, greater experience and institutional knowledge from past performance on large-scale contracts, and enhanced geographic presence and availability of key professional personnel. Further, within the aerospace and defense industry, suppliers have consolidated to expand their product offerings and to secure long-term sole-source positions. As a result, these competitors may be better able to withstand the effects of periodic economic downturns. Some of our customers are also able to fulfill their manufacturing requirements in-house, thereby reducing their need for our products and services. Our ability to compete depends on high product performance, consistent high quality, short lead time and timely delivery, competitive pricing, superior customer service and support, and continued certification under customer quality requirements and assurance programs. Maintaining or improving our competitive position requires continued investment in manufacturing, engineering, quality standards, marketing, customer service and support, and in our distribution networks. If we do not maintain sufficient resources to make these investments, are unsuccessful in meeting our quality or delivery standards, or are unsuccessful in maintaining our competitive position, we could face pricing pressures or loss in market share, causing our operations and financial performance to suffer.

We have contracts with the U.S. government related to classified programs, which may limit investor insight into portions of our business.

We derive a portion of our revenues from programs with the U.S. government and its agencies that are subject to security restrictions (e.g., contracts involving classified information and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and also requires appropriate facility security clearances and other specialized infrastructure. In the event of a security incident involving classified information, technology, facilities, programs, or personnel holding clearances, we may be subject to legal, financial, operational, and reputational harm. We are limited in our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors have less insight into our classified business or our business overall. However, historically the business risks associated with our work on classified programs have not differed materially from those of our other government contracts.

Further consolidation in the aerospace and defense industry could adversely affect our business and financial results.

The aerospace and defense industry has and continues to experience significant consolidation, including among our customers, competitors and suppliers. Consolidation among our customers may result in delays in the awarding of new contracts and loss of existing business. Consolidation among our competitors may result in larger competitors with greater resources and market share, which could adversely affect our ability to compete successfully. Consolidation among our suppliers may result in fewer sources of supply and increased cost to us.

Risks Related to our Operations

When we enter into fixed price contracts or undefinitized contract actions (“UCA”) with our customers, we take the risk for cost overruns.

A substantial portion of our customer relationships consist of long-term, fixed-price contracts. Pursuant to such contracts, we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of making these products. This risk is greater in a high inflationary environment. Although we have attempted to minimize the effect of inflation on our business through contractual protections, some of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs. Our inability to pass on increased costs to our customers under fixed-price contracts could have a material adverse effect on our profit margins and financial condition.

We may operate from time to time under UCAs, under which we may begin performance at the direction of the U.S. government prior to completing contract negotiations regarding pricing, specifications, and other terms. Under a UCA, the U.S. government has the ability to unilaterally definitize contracts and, absent a successful appeal of such action, the unilateral definitization of the contract would obligate us to perform under terms and conditions imposed by the U.S. government. Such unilaterally imposed contract terms could include less favorable pricing or terms and conditions more burdensome than those negotiated in other circumstances, which could negatively affect our expected profitability under such contract and could have a material adverse effect on our business, results of operations, prospects and financial condition.

We may be unable to obtain critical components, raw materials, and services from suppliers and subcontractors, which could disrupt or delay our ability to deliver products to our customers and increase our costs.

Our ability to meet customer demands depends, in part, on timely and adequate delivery of quality materials, parts, components, and manufacturing services from our suppliers and subcontractors. We obtain certain of our hardware components and sub-assemblies from a limited group of suppliers, some of which are sole source suppliers. We also rely on certain subcontractors who perform portions of our manufacturing processes, including specialty processing and certain testing and inspection processes. Under certain customer contracts, we are required to purchase specific materials from designated suppliers, which may limit our ability to find alternative sources of supply. Although we hold contracts with certain key suppliers that establish pricing and minimize lead times, we do not have long-term binding agreements with all suppliers to continue producing and selling us required materials. Our business could therefore be adversely impacted by factors affecting our suppliers and contractors, including destruction of their facilities or distribution infrastructure, work stoppages, failure to provide materials or services of requisite quality, natural disasters, pandemics, or inflationary pressures on labor and raw materials to the extent we are unable to pass along such cost increases to our customers.

If any supplier becomes capacity constrained, financially unstable, or otherwise unable or unwilling to supply us, locating alternative suppliers or redesigning products to accommodate different components could require significant time and expense, and result in manufacturing delays and increased inventory of unfinished products subject to obsolescence risk. There are also risks that we may have disputes with our subcontractors regarding the quality and timeliness of their work, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, or our hiring of personnel of a subcontractor. A failure by any of our sole-sourced or group subcontractors to timely and satisfactorily provide the required, defect-free supplies or components, or perform the required services, may materially and adversely impact our ability to perform our obligations as the prime contractor.

In addition, raw materials and components used in the manufacture of our products, or in development projects we may pursue in the future, may be subject to supply shortages, which may negatively impact our results of operations and growth plans. In recent years, we have experienced price inflation in certain raw materials, including aluminum, nickel, and titanium; increased fuel costs resulting in a rise in shipping and handling costs related to the shipment of goods to our customers; as well as labor market shortages resulting in increased labor costs. Certain geopolitical events, such as Russia’s invasion of Ukraine and conflicts in the Middle East, may also result in escalating energy and commodity prices, increases in the costs of raw materials, and other inflationary pressures. We may not be able to pass through inflationary cost increases under our existing fixed-price contracts.

Any sustained inability to obtain necessary components or services could cause customers to terminate or delay contracts and orders, negatively impact our ability to win new programs, disrupt future development programs, or increase our costs, any of which could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our operations and those of our customers and suppliers may be subject to natural disasters, climate change-related events, pandemics, or other business disruptions, which could seriously harm our results of operations and increase our costs and expenses. Some of our manufacturing facilities are located in regions that may experience earthquakes or be impacted by severe weather events, such as increased storm frequency or severity and fires in hotter and drier climates. These could result in potential damage to our physical assets as well as disruptions in manufacturing activities.

We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, pandemics, terrorist attacks, and similar events. Disruptions could also occur due to cyberattacks, computer or equipment malfunction (whether accidental or intentional), operator error, or process failures. If insurance or other risk transfer mechanisms included in our existing disaster recovery and business continuity plans are insufficient to recover all costs, we could experience a material adverse effect on our cash flows, business, results of operations, prospects, and financial condition.

Certain future operational facilities may require significant expenditures in capital improvements and operating expenses to develop, mature, and enhance such operations to meet our customers’ requirements, and the ongoing need to maintain existing operational facilities requires us to expend capital.

As part of our growth strategy, we may need to acquire, build, or utilize additional facilities. Construction of incremental factories or other facilities in which we conduct our operations may require significant capital expenditures to develop, and we may be required to make similar expenditures to expand, improve, or construct adequate facilities for our operations in the future. If we cannot access the capital we need, we may not be able to execute on our growth strategy, take advantage of future opportunities, or respond to competitive pressures.

Any actual or alleged failure or misuse of our products may damage our reputation, necessitate a product recall, or result in regulatory investigations or claims against us that expose us to significant costs.

Our products are extremely complex and must integrate successfully with our customers’ equally complex products and those of their vendors. Defects in the design and manufacture of our products or our subcontractors’ products may occur, particularly when we incorporate new technologies into our customer solutions. If any of our products are defective, we could be required to pay substantial damages or warranty claims, or face actions by regulatory bodies and government authorities. Such an event could result in significant expenses, delay sales, inflate inventory, cause reputational damage, or cause us to withdraw from certain markets. We are also exposed to product liability claims. Many of our products are used in applications where their failure or misuse could result in significant property or economic loss and serious personal injury or death. We may also be subject to involuntary product recalls or may voluntarily conduct a product recall. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our reputation. The costs associated with any future product recalls could be significant. In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our products and have a negative impact on our future revenues and results of operations. In addition to government regulation, products that have been or may be developed by us may expose us to potential liability from personal injury or property damage claims by the users of such products. There can be no assurance that a claim will not be brought against us in the future, regardless of merit.

Publicly available information regarding our business has historically been limited, in part due to the sensitivity of our work with customers or contractual requirements limiting or preventing public disclosure of certain aspects of our work or relationships with certain customers. However, as our business grows and attracts greater public attention, we may become the subject of unfavorable news coverage, including unsubstantiated allegations or misleading reports concerning product quality, safety, or regulatory compliance of our products. Such negative publicity could prompt regulatory scrutiny, government audits, or formal investigations by agencies such as the Department of War Inspector General or Defense Contract Management Agency, regardless of whether any actual deficiency exists in our products or processes. Many of our customer contracts prohibit us from issuing any public release of information, or confirmation or denial of same, with respect to the applicable contract or its subject matter without the prior written approval of the customer. As a result, we may be unable to respond publicly to negative or misleading coverage regarding us, our products, or our role in broader defense and aerospace programs, which could cause customers to launch claims against us or result in regulatory actions being taken against us, including audits of our facilities.

We maintain product liability insurance coverage with third-party insurers as part of our overall risk management strategy and in response to certain contracts that require us to maintain specific insurance coverage limits. Not every risk or liability is or can be protected by insurance, and for those risks we insure, the limits of coverage that are reasonably obtainable may not be sufficient to cover all actual losses or liabilities incurred. We are limited in the amount of insurance we can obtain to cover certain risks, such as cybersecurity risks and natural hazards, including earthquakes; fires; and extreme weather conditions, some of which can be worsened by climate change and pandemics. If any of our third-party insurers fail, become insolvent, cancel our coverage, or otherwise are unable to provide us with adequate insurance coverage or to renew our insurance coverage on favorable terms, then our overall risk exposure and our operational expenses could increase, and the management of our business operations could be disrupted. Our insurance may be insufficient to protect us from significant product and other liability claims or losses.

In some circumstances, we are entitled to certain legal protections or indemnifications from our customers through contractual provisions, laws, regulations, or otherwise. However, these protections are not always available, can be difficult to obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover all losses or liabilities incurred. If liability claims or losses exceed our current or available insurance coverage, customer indemnifications, or other legal protections, our business, results of operations, prospects, and financial condition could be materially adversely affected. Any significant claim may have a material adverse effect on our industry and market reputation, leading to a substantial decrease in demand for our products and services and reduced revenues, making it more difficult for us to compete effectively, and could affect the cost and availability of insurance coverage at adequate levels in the future.

We may not have the ability to renew facilities leases on terms favorable to us and relocation of operations presents risks due to business interruption.

Certain of our manufacturing facilities are under leases that will expire in the future. We have made significant capital expenditures to improve several of our leased facilities to make them suitable for our purposes and meet customer requirements, including, when applicable, requirements to obtain facility security clearances for U.S. government contractors. However, at the end of the lease term and during any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all, and may be unable to offset these cost increases by charging more for our products and services. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, including those that affect our ability to meet certain contractual schedule commitments, which in turn could have a material adverse effect on our business, results of operations, prospects, and financial condition. Additionally, for new facilities, we may need to obtain new qualifications, including security clearances, to meet customer or contractual requirements, and there is no assurance that we will obtain such qualifications on a timely basis, if at all. Further, we may not be able to secure replacement facilities that meet our commercial needs or comply with our contractual obligations. Even a brief closure to relocate a given facility could negatively impact such facility’s sales and contribution to our results of operations.

Many of our facilities are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from 4 to 20 years, with options to renew for specified periods of time, and we believe that our future leases will have similar terms. If we close or stop fully utilizing a facility, we may remain obligated to perform under the applicable lease, which could include, among other things, making the base rent payments and paying insurance, taxes, and other expenses on the leased property for the remainder of the lease term. Our inability to terminate a lease could have a material adverse effect on our business, results of operations, prospects, and financial condition.

We rely on the significant experience and specialized expertise of our senior management and engineering and operational staff, and must retain and attract qualified and highly skilled personnel to grow our business successfully.

Because our products are highly engineered, we depend on an educated and trained workforce. There is substantial competition for skilled personnel in our industry, and we could be materially adversely affected by a shortage of skilled employees. We may not be able to continue to hire, train, and retain qualified employees at current wage rates because we operate in a competitive labor market and significant inflationary and other pressures on wages exist and may continue to exist in the future.

In addition, our success depends in part on our ability to attract and motivate our senior management and key employees. For example, we rely on the relationships and reputation that many members of our senior management team have established and maintain with U.S. government personnel to maintain strong customer relationships and to identify new business opportunities. Achieving this objective may be difficult due to a variety of factors, including fluctuations in economic and industry conditions, competitors’ hiring practices, and the effectiveness of our compensation programs. Competition for qualified personnel can be intense, and the loss of any member of our senior management could impair our ability to secure new contracts, maintain good customer relations, and otherwise manage our business. If we are unable to effectively provide for the succession of key personnel and senior management, our business, results of operations, prospects, and financial condition could be materially adversely affected.

We depend on our ability to recruit and retain employees who have advanced engineering and technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. The current tight labor market and increased restrictions on the import of foreign labor have adversely impacted our ability to recruit qualified personnel, including engineers. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain our competitiveness and grow our business could be negatively affected. The loss of any significant number of our existing engineering personnel could have a material adverse effect on our business and operating results. Additionally, if our newly recruited employees perform poorly, or if we are unsuccessful in hiring, training, managing, and integrating these new employees, our business may be negatively impacted.

We are party to a collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which covers employees at our Stockton, California facility and expires on November 30, 2028. We are also party to a collective bargaining agreement with the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, the industrial division of the Communications Workers of America (IUE-CWA), which covers employees at our Newington, Connecticut facility and expires on March 6, 2027. While there have been no material labor disruptions as a result of strikes, lockouts, or work stoppages in recent years, any failure to successfully negotiate a renewal of the collective bargaining agreement or any labor disruption during the renegotiation process could increase our labor costs or disrupt our operations. In addition, we have in the past and could face in the future a variety of employee claims against us, including but not limited to general discrimination, privacy, wage and hour, labor and employment, Employee Retirement Income Security Act, and disability claims. Any claims could also result in litigation or regulatory proceedings being brought against us by various government agencies that regulate our business, including the U.S. Equal Employment Opportunity Commission. Often these cases raise complex factual and legal issues and create risks and uncertainties. If we were to become subject to such labor disputes, it could have a negative effect on our relationships with our employees and adversely affect our business, financial condition and results of operations.

Misconduct of employees, subcontractors, agents, suppliers or business partners and others working on our behalf could cause us to lose existing contracts or customers and adversely affect our ability to obtain new contracts and customers and could have a material adverse effect on our reputation, business, results of operations, prospects, and financial condition.

Misconduct could include fraud or other improper activities such as falsifying time or other records; violations of laws; or failure to comply with our policies or procedures or various regulations or legislation, including those that govern federal, state, or local governmental procurement; the use and safeguarding of classified or other protected information; the pricing of labor and other costs in government contracts; environmental, health or safety matters; bribery of foreign government officials, import-export control, lobbying or similar activities and any other applicable laws or regulations. Although we have implemented policies, procedures, training, and other compliance controls to prevent and detect these activities, these precautions may not prevent all misconduct, and as a result, we could face unknown risks or losses. This risk of improper conduct may increase as we continue to expand and do business with new partners. Our failure to comply with applicable laws or regulations could damage our reputation and subject us to administrative, civil, or criminal investigations and enforcement actions; fines and penalties; restitution or other damages including civil False Claims Act allegations (which can include civil penalties and treble damages); loss of security clearance; loss of current and future customer contracts; loss of privileges; and other sanctions, including suspension or debarment from contracting with federal, state or local government agencies, any of which would have a material adverse effect on our reputation, business, results of operations, prospects, and financial condition.

If we are unable to grow and scale our facilities and systems, we may not be able to sustain our growth or adapt to evolving customer needs.

We anticipate that further growth of our facilities and systems will be required to expand our customer base and our product and service offerings. However, if we are unsuccessful in our efforts to obtain new or expand existing facilities and expand our systems, we may not be able to achieve our growth plans. Our success will depend in part upon the ability of our senior management to manage our increased complexity and expected growth effectively. To support our expected growth, we must continue to improve our operational, financial, and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, results of operations, prospects, and financial condition could be materially adversely affected.

We may need to invest in new information technology systems and infrastructure to scale our operations.

We may need to adopt new information technology systems and infrastructure to scale our business and obtain the synergies from prior and future acquisitions. Failures of our existing information technology and business systems and infrastructure, or delays, problems, or disruptions in the adoption of new systems, could create product development or production work stoppages, unnecessarily increase our inventory, negatively impact product delivery times and quality, and increase our compliance costs. Failure to invest in newer information technology and business systems and infrastructure may lead to operational inefficiencies and increased compliance costs and risks. Even if we were to invest in adopting upgrades or replacements to our information technology systems and infrastructures, these upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems. If we are unable to maximize the utility and benefit of our information technology and business tools or any upgrades thereto, our ability to scale our operations and realize operational improvement goals may be negatively impacted.

Technology failures, cybersecurity breaches and other unauthorized access to or use of our information technology systems or sensitive or proprietary information could have a material adverse effect on our business and operations.

Our operations rely on the proper functioning of information technology systems and infrastructure, including both systems and infrastructure that we operate for ourselves and systems or infrastructure that we access through or purchase from third parties, to transmit, store, protect and otherwise process electronic information, including sensitive, personal and proprietary information. Any failure of, or disruption to, our information technology systems or those of our third-party service providers, whether as a result of cybersecurity attacks or otherwise, could damage our reputation, subject us to legal claims (including class actions) and proceedings or remedial actions, create risks of violations of data privacy laws and regulations, interfere with our operations and cause us to incur substantial additional costs. For more information on the laws and regulations that govern privacy, data protection, cybersecurity and the collection, storage, transmission, use and other processing of sensitive, personal and proprietary information, see “—Risks Related to Legal and Regulatory Matters—Our business is subject to federal and state laws regarding data protection, privacy, and data security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and materially adversely affect our business and operating results.”

While we have implemented cybersecurity risk management programs, policies, and internal controls designed to protect our information technology systems and data, including our efforts to comply with applicable DoW security standards, no security measures can provide absolute assurance. Consequently, we cannot guarantee that our protective protocols will be fully effective against all current or future cybersecurity threats, or prevent unauthorized access, data loss, or system disruptions in every instance. For example, we face risks of disruptions, failures, computer viruses or other malicious codes or bugs, malware or ransomware incidents, unauthorized access attempts, theft of intellectual property, trade secrets, or other corporate assets, denial of service attacks and phishing / social engineering, from a diverse set of threat actors, including hacking by individuals, criminal groups or nation-state organizations or social activist (“hacktivist”) organizations, insider threats, and other bad actors. Further, events such as natural disasters, fires, accidents, power outages, systems failures, telecommunications failures, acts of terrorism, vandalism or sabotage, acts of war or other states of emergency, employee error or malfeasance or other catastrophic events could similarly cause interruptions, disruptions or shutdowns, or exacerbate the risk of the failures described above, and threat actors’ malicious activities may be significantly enhanced through the use of artificial intelligence. These risks may increase as more employees work from home or as we integrate new technology systems that may be subject to cybersecurity vulnerabilities. Any data loss, cybersecurity incident, or information security lapse resulting in the unauthorized access, compromise, or improper use of our proprietary information, employee personal data, or customer provided controlled unclassified information (“CUI”) could result in claims, remediation costs, regulatory investigations, the loss of government contracts, interruptions to the services we provide, degradation in the user experience, a loss of confidence and trust in our products and solutions and a decrease in the use of our products and solutions. Furthermore, while classified information is strictly maintained in isolated, federally approved enclaves subject to National Industrial Security Program Operating Manual requirements, any security breach of these physically separate systems could result in the revocation of our facility security clearances, criminal sanctions, and severe reputational harm.

In addition, third parties may attempt to fraudulently induce our employees, contractors, vendors, service providers, consultants or customers to disclose information in order to gain access to our or our customers’ proprietary, confidential or sensitive information, including personal information. We may incur significant costs in protecting against or remediating such incidents and as such incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any security or cybersecurity vulnerabilities or any actual or suspected breaches, incidents, compromises or disruptions. While we have certain disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party providers. Our disaster recovery may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. The third parties with which we do business also are susceptible to the foregoing risks (including regarding the third parties with which they are similarly interconnected or on which they otherwise rely), and our business operations and activities may therefore be affected adversely by failures, terminations, errors or malfeasance by, or attacks or constraints on, such third parties. The failure of these third parties to provide adequate services and technologies, or to adequately maintain or update their services and technologies, could result in significant disruption to our business operations. While we generally perform cybersecurity due diligence on our key vendors, service providers, contractors and consultants, if these third parties fail to adopt or adhere to adequate cybersecurity practices, or in the event of a breach, incident, disruption or other compromise of their networks, systems or applications, our or our customers’ proprietary, confidential or sensitive information, including personal information, may be improperly lost, destroyed, modified, accessed, used, disclosed or otherwise processed, which could subject us to claims, demands, proceedings and liabilities. We cannot control such third parties and cannot guarantee that a compromise, breach, incident or disruption will not occur on their networks, systems or applications. Although we may have contractual protections with our third-party vendors, service providers, contractors and consultants, any actual or perceived cybersecurity breach, incident or disruption could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on cybersecurity and in responding to any such actual or perceived compromise, breach, incident or disruption and negatively impact our business. Any contractual protections we may have from our third-party vendors, service providers, contractors and consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

We have experienced, and may experience in the future, either directly or through our supply chain or other channels, cybersecurity incidents. To date, we are not aware of risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Existing or emerging threats involving changing attack techniques and tools (including artificial intelligence) may circumvent our existing security controls and evade detection. As a result, we may be unable to anticipate or implement sufficient control measures to successfully defend against these techniques, or to detect, investigate, remediate, or recover from an identified incident in a timely manner. We cannot predict the degree of any impact that increased monitoring, assessing, or reporting of cybersecurity matters would have on our business, results of operations, prospects, and financial condition. Moreover, the costs, potential monetary damages, and operational consequences of responding to cybersecurity incidents may not be covered by any insurance that we may carry from time to time and we cannot be certain that such insurance policies will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition and results of operations. Additionally, from time to time, we may implement new information technology systems or replace and/or upgrade our current information technology systems, which may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing, and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to or integrating new systems.

Risks Related to our Financial Condition

Our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility.

As of March 31, 2026, our total indebtedness was approximately $1,017.8 million, consisting of approximately $971.7 million in principal amount of term loan borrowings under our Credit Agreement and $46.1 million of borrowings under our revolving credit facility. We may incur additional indebtedness in the future. Our indebtedness could have important consequences. For example, it could: increase our vulnerability to general economic downturns and adverse competitive and industry conditions; increase the risk we are subjected to downgrade or put on a negative watch by the ratings agencies; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to competitors that have less debt; negatively impact investors’ perception of us; impact our ability to pay dividends and make other distributions or to purchase, redeem or retire capital stock; and limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments, and incur liens.

Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. For more information on the Credit Agreement, see “Description of Material Indebtedness.”

Volatility in the financial markets may impede our ability to successfully access capital markets and ensure adequate liquidity and may adversely affect our customers and suppliers.

Turmoil in the capital markets may impede our ability to access the capital markets when we would like, or need, to raise capital or may restrict our ability to borrow money on favorable terms. Such market conditions could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations, acquisitions, and capital expenditures in the future. In addition, interest rate fluctuations, financial market volatility, or credit market disruptions may also negatively affect our customers’ and our suppliers’ ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers’ or suppliers’ operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of customers to pay us for our products and services or any demands by suppliers for different payment terms may adversely affect our earnings and cash flow.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate cash depends on many factors, and any failure to meet our debt service obligations could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Our ability to make payments on and to refinance our indebtedness and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under the Credit Agreement or otherwise in amounts sufficient to enable us to service or pay our indebtedness or to fund our other liquidity needs, capital requirements or growth initiatives. If we cannot service our debt, the availability of cash to fund working capital requirements may decrease, and we may have to reduce, delay, or forego certain capital expenditures, acquisitions, research and development efforts, or take other actions such as selling assets, restructuring or refinancing our debt, or seeking additional equity capital. These remedies may not be available to us on commercially reasonable terms, or at all. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting any of these alternatives. Any inability by us to obtain financing in the future or otherwise generate sufficient cash to service our debt or fund our other operational needs could have a material adverse effect on our cash flows, business, results of operations, prospects, and financial condition.

We use estimates and make assumptions in accounting for many of our contracts and programs and changes in our estimates could materially adversely affect our future financial results.

Our consolidated financial statements are prepared in conformity with GAAP. These principles require us to make estimates and assumptions regarding our contracts that affect the reported amounts of revenue and expenses during the reporting period. Accounting for revenue recognized over time requires judgment relative to assessing risks, including technical and schedule risks; estimating contract consideration and costs, including the effects of inflation and other economic projections; and business volume assumptions and asset utilization. Due to the nature of certain of our contracts, the estimation of total sales and cost at completion is complicated and subject to many variables. While we base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances at the time made, actual results may differ materially from those estimated.

Our pro forma financial information may not be representative of our future performance.

In preparing the pro forma financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the acquisition of CBI. The estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience. Accordingly, the pro forma financial information included in this prospectus does not purport to indicate the results that would have actually been achieved had the acquisition of CBI been completed on the assumed date or for the periods presented, or which may be realized in the future, nor does the pro forma financial information give effect to any events other than those discussed in our unaudited pro forma condensed combined financial statements of operations and related notes.

Risks Related to Legal and Regulatory Matters

Our business, operations and products expose us to numerous legal and regulatory requirements.

We are subject to numerous state and federal laws, directives and regulations that involve matters central to our business, including data privacy and security, employment and labor relations, environmental, health and safety matters, taxation, anti-corruption, anti-bribery, import-export controls (including tariffs), trade restrictions, sanctions, internal and disclosure control obligations, securities regulation, and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. Violations of one or more of these legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business, disqualification from bidding on future government contracts, and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work, and allegations by our customers that we have not performed our contractual obligations.

Contracting in the defense industry is subject to significant regulation, including rules related to bidding, billing and accounting, kickbacks and false claims, and any non-compliance could subject us to fines and penalties or possible debarment.

Contracting with government agencies, whether directly or indirectly through our customers, exposes our business to heightened regulation. Contracting in the defense industry is subject to significant regulation, including rules related to bidding, billing and accounting, kickbacks, and false claims, and any non-compliance with such regulation could subject us to substantial civil and criminal fines, penalties, or possible debarment as a government contractor. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks, or filing false claims.

We have been, and expect to continue to be, subjected to routine audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation, which could significantly reduce our sales and earnings. It could also result in withheld progress payments or our suspension or debarment from future government contracts, which could have a material adverse effect on our business, results of operations, prospects, and financial condition. In addition, we could be subject to criminal or civil penalties or administrative sanctions, including contract termination or breach of contract actions including related damages, fines, forfeiture of fees, suspension of payment, and civil False Claims Act allegations (which can include civil penalties and treble damages), any of which could have a material adverse effect on our reputation, business, results of operations, prospects, and financial condition.

Whether we contract directly with the U.S. government and U.S. government agencies or indirectly as a subcontractor or team member, our contracts and subcontracts are subject to special risks, including:

•

We sell certain products and services to U.S. and international defense contractors or directly to the U.S. government on a commercial item basis, eliminating the requirement to disclose and certify cost data. To the extent that there are interpretations or changes in the Federal Acquisition Regulations (“FAR”) regarding the qualifications necessary to sell commercial items, there could be a material impact on our business and operating results. For example, there have been legislative proposals to narrow the definition of a “commercial item” (as defined in the FAR) or to require cost and pricing data on commercial items that could limit or adversely impact our ability to contract under commercial item terms. Changes could be accelerated due to changes in our mix of business, in federal regulations, or in the interpretation of federal regulations, which may subject us to increased oversight by the Defense Contract Audit Agency for certain of our products or services. Such changes could also trigger contract coverage for a larger percentage of our contracts under the Cost Accounting Standards (“CAS”), requiring compliance with a defined set of business systems criteria. Failure to comply with applicable CAS requirements could adversely impact our ability to win future CAS-type contracts and subject us to 5% billing withholding on open cost type contracts. We may also need to implement or enhance our processes and information systems to support certified cost and pricing and earned value management systems.

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We are subject to the DoW Cybersecurity Maturity Model Certification (“CMMC”) in connection with our defense work for the U.S. government and defense prime contractors. Inability to meet the qualifications to the CMMC and any amendments may increase our costs or delay the award of contracts if we are unable to certify that we satisfy such cybersecurity requirements at our Company level and into our supply chain. Further, our suppliers in general are not as prepared to comply with

CMMC requirements today as we are, and thus we may have to change suppliers or delay production to the extent the application of such requirements materially affects our supply chain.

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The U.S. government or a defense prime contractor customer could require us to relinquish data rights to a product in connection with performing work on a defense contract, which could lead to a loss of valuable technology and intellectual property in order to participate in a government program.

•	The U.S. government or a defense prime contractor customer could require us to enter into cost reimbursable contracts that could offset our cost efficiency initiatives.

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We anticipate that sales to our U.S. prime defense contractor customers as part of foreign military sales (“FMS”) programs will be an increasing part of our business going forward. These FMS sales combine several different types of risks and uncertainties, including risks related to government contracts, risks related to defense contracts, timing and budgeting of foreign governments and approval from the U.S. and foreign governments related to the programs, all of which may be impacted by macroeconomic and geopolitical factors outside of our control.

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Certain of our contracts with the U.S. government and subcontractor contracts do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages, which could be substantial.

We must also comply with security requirements pursuant to 32 CFR Part 117, formerly known as the National Industrial Security Program Operating Manual (“NISPOM”), and other U.S. government security protocols when accessing sensitive information. Many of our facilities maintain a facility security clearance and many of our employees maintain a personal security clearance to access sensitive information necessary to the performance of our work on certain U.S. government contracts and subcontracts. Certain of our products are used in government programs requiring our Company to maintain a National Security Clearance at the “Secret” level, and certain of our employees hold personal clearances at the same level. As a result, certain information may need to be withheld from employees who do not hold such clearances, including members of management, which could impact management’s ability to oversee all aspects of our business. Failure to comply with such security requirements may also subject us to civil or criminal penalties, loss of access to sensitive information, loss of a U.S. government contract or subcontract, or potentially debarment as a government contractor. We may need to invest additional capital to build out higher level security infrastructure at certain of our facilities to capture new design wins on defense programs with higher level security requirements.

Our business may be adversely affected if we were to lose our government or industry approvals, if more stringent government regulations were enacted or if industry oversight were to increase.

The industry we do business in is highly regulated in the U.S. These laws and regulations, among other things, may require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts, and restrict the use and dissemination of classified information and the exportation of certain products and technical data. Additionally, in order to sell our products, we and the products we manufacture must be certified by the Federal Aviation Administration, the DoW, and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if any existing material authorizations or approvals were revoked or suspended, our business, results of operations, prospects, and financial condition could be materially adversely affected. Failure to comply with applicable government or industry regulations may lead to civil or criminal penalties, termination of our government contracts, civil False Claims Act allegations (which can include civil penalties and treble damages) or suspension or debarment from contracting with government agencies.

As our business expands, we may become exposed to risks associated with international operations and markets.

We currently market and sell our products primarily in U.S. domestic markets. However, we may expand into international markets in the future, both directly to foreign customers and indirectly to customers based in the U.S. that have global operations. There are inherent risks in transacting business internationally, including: changes in applicable laws and regulatory requirements; tariffs and other trade barriers; less favorable intellectual property laws; difficulties in staffing and managing foreign operations; longer payment cycles; problems in collecting accounts receivable; adverse economic conditions in foreign markets; political instability that may result in price fluctuations of raw materials; fluctuations in currency exchange rates, which may lead to lower operating margins, or may cause us to raise prices which could result in reduced revenues; pandemics and disasters, natural or otherwise; expatriation controls; and potential adverse tax consequences.

If we expand into international markets, we may be required to comply with more complex laws and regulations, including those administered and enforced by U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), the United Nations Security Council, the Directorate of Defense Trade Controls and other relevant authorities. Such laws and regulations prohibit or restrict certain operations, investment decisions, and sales activities, including dealings with certain countries or territories, and with certain governments and designated persons. We may incur significant costs to develop the systems and hire personnel necessary to comply with such laws and regulations, which costs we may not be able to recoup through our fixed-price contracts. Even if we establish policies and procedures designed to maintain compliance with applicable economic and trade sanctions and export controls, we cannot ensure that such policies will be effective in preventing violations or allegations of violations. Our employees, representatives, or other third parties acting on our behalf may engage in conduct for which we might be held responsible. If we or our intermediaries fail to comply with the requirements of economic and trade sanctions, export controls, anti-bribery and corruption laws and other laws that may apply if we expand into international markets, governmental authorities in the U.S. or the countries in which we operate in the future could seek to impose civil and criminal penalties, or restrict or limit our ability to do business, which could have a material adverse effect on our cash flows, business, results of operations, prospects, and financial condition.

We may be subject to periodic litigation and regulatory proceedings, which may adversely affect our business and financial performance.

From time to time, we are involved in lawsuits and regulatory actions brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, environmental, health or safety violations, obligations or liabilities or breach of contract. In addition, we may be subject to class action lawsuits, including those involving allegations of violations of consumer product statutes or the Fair Labor Standards Act and state wage and hour laws. Due to the inherent uncertainties of litigation and government investigations, we cannot accurately predict the ultimate outcome of any such actions or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. In addition, plaintiffs in many types of actions may seek punitive damages, civil penalties, consequential damages, or other losses, or injunctive or declaratory relief, and monetary damages or fines may exceed our insurance coverage limits, or we may settle on unfavorable terms. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of these matters through settlement, mediation, or court judgment could have a material adverse effect on our cash flows, business, results of operations, prospects, and financial condition.

If we are unable to adequately maintain, enforce and protect our intellectual property or defend against assertions of infringement, misappropriation or other violations, our business and our ability to compete could be harmed.

We own certain patents, trademarks, trade secrets and know-how, both internally developed and acquired, that support our ability to maintain our competitive advantage. We strive to protect our intellectual property rights by relying on foreign, federal, state and common law rights, as well as contractual restrictions. However, the steps we take to protect our intellectual property and proprietary rights, afford only limited protection, require significant resources and may be inadequate. Effective trade secret, copyright, trademark, patent and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending and enforcing our rights. Given the costs and expenses of obtaining, maintaining, protecting, exploiting, defending and enforcing our intellectual property rights, we may choose not to obtain, maintain, protect, exploit, defend or enforce certain intellectual property rights that later turn out to be important. We cannot guarantee that our efforts to obtain, maintain, protect, exploit, defend or enforce our intellectual property rights are adequate or that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on.

Our patent rights and other intellectual property protections may be in the future, infringed, misappropriated, misrepresented, copied without authorization, circumvented, invalidated or otherwise violated. Our inability to protect and defend against the unauthorized use of these rights and assets could have a material adverse effect on our business, results of operations, prospects, and financial condition. Our proprietary rights may expire, and third parties may develop capabilities similar or superior to our capabilities or design around our proprietary rights. Litigation may be necessary to enforce or protect our intellectual property rights, defend against claims of infringement, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. This litigation could result in significant costs and divert our management’s focus away from operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative it could have an adverse impact on the price of our shares.

We seek to protect our proprietary position by filing patent applications related to certain technologies that are important to our business. The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Further, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents may be challenged in courts or patent offices in the United States and abroad. Our patents and other intellectual property rights may be challenged, invalidated, circumvented or rendered unenforceable. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse result in any legal proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, we may become involved in derivation, reexamination, inter partes review, post-grant review or interference proceedings and other similar proceedings in foreign jurisdictions (e.g., opposition proceedings) challenging the validity, priority or other features of patentability of our patent rights.

Further, we cannot provide assurance that any pending patent application we may file from time to time will result in an issued patent or, if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. The failure of our patents or other measures to protect our patents, trade secrets and know-how could have a material adverse effect on our cash flows, business, results of operations, prospects, and financial condition.

We may be subject to claims that we infringe, misappropriate or otherwise violate a third party’s intellectual property rights, which could result in substantial damages, diversion of management’s efforts and attention, and have a material adverse effect on our business, financial condition, and results of operations.

We may from time-to-time face allegations that we are infringing, misappropriating, or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them. There is no guarantee any such defense would be successful, and such claims could result in injunctions against us or the payment of damages by us, result in expensive changes to our business model, result in the payment of substantial damages or injunctions against us, result in ongoing royalty payments or significant settlement payments, require us to enter into costly royalty or licensing agreements, if available, or could have a material adverse effect on our business, financial condition, and results of operations. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, financial condition, our results of operations, and our reputation. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

The protections we have in place with our employees, consultants, and contractors involved in the development of intellectual property may not provide meaningful protection for our trade secrets or other confidential information, and if we are unable to protect the confidentiality of our trade secrets or other confidential information, the value of our products and solutions and our business and competitive position could be materially adversely affected.

We rely on trade secret laws and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. With respect to our products and solutions, we consider trade secrets and know-how to be one of our primary sources of intellectual property. Trade secrets and know-how can be difficult to protect. While it is our policy to enter into confidentiality agreements with our employees, contractors and third parties to protect our material intellectual property rights, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how or trade secrets. These confidentiality agreements are designed to protect our proprietary information. These agreements may not be sufficient and there can be no assurances that our confidentiality agreements will not be breached. Such agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. Further, we may not have executed, or may in the future fail to execute, invention assignment agreements with employees, contractors, consultants, and third parties who may be involved in the development of our intellectual property. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, results of operations, and financial condition. In particular, a failure to protect our confidential information may allow competitors to copy our processes, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

Furthermore, individuals executing agreements with us may have preexisting or competing obligations to third parties, and thus an agreement with us may be ineffective in perfecting ownership of intellectual property developed by those individuals. We may in the future become subject to claims that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, we may be forced to pay monetary damages or be enjoined from using certain technology, aspects of our platforms, aspects of our programs, or knowledge. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

In addition to contractual measures, we seek to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee, consultant, or other third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, consultant, contractor, or other third party from misappropriating our trade secrets and providing them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our intellectual property, trade secrets, or confidential information will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our platform and programs that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. Trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions, with some courts inside and outside the United States less willing or unwilling to protect trade secrets and know-how. In addition, trade secrets may otherwise become known or be independently developed by others, including our competitors, in a manner that could prevent legal recourse by us.

We may use artificial intelligence in our business or systems, and challenges with properly managing its use could result in competitive and reputational harm and negatively impact the operations and profitability of our business.

We may incorporate artificial intelligence, generative artificial intelligence, machine learning and similar tools and technologies (collectively, “AI”) solutions into our core offerings, and these applications may become important in our business and operations over time, exposing us to additional risks, such as damage to our reputation, competitive position and business, legal and regulatory risks and additional costs. Our competitors or other third parties may incorporate AI into their products or services more quickly or more successfully than we may, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, generative AI has been known to produce false or “hallucinatory” inferences or output, and certain generative AI uses machine learning and predictive analytics, which can create deficient, inaccurate or misleading output, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable. Accordingly, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or misleading, biased, unethical or otherwise flawed, our business, financial condition, and results of operations may be adversely affected.

Additionally, if any of our employees, contractors, consultants, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Any output created by us using AI tools may not be subject to copyright protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such content. In the United States, a number of civil lawsuits have been initiated related to the foregoing and other concerns, any one of which may, among other things, require us to limit the ways in which AI systems are trained and may affect our ability to develop AI-powered products and solutions. Additionally, the use of AI applications has resulted in, and may in the future result in, cybersecurity incidents. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools used in our business, or if we experience cybersecurity incidents related to our use or any third-party service provider’s use of AI applications, it could adversely affect our reputation and results of operations and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, data security, cybersecurity, publicity, contractual or other rights.

It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect our use of AI-powered solutions in our business and operations. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations. The rapid evolution of AI, including government regulation of AI, will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Our business is subject to federal and state laws regarding data protection, privacy, and data security, as well as confidentiality obligations under various agreements, and our actual or perceived failure to comply with such obligations could damage our reputation, expose us to litigation risk and materially adversely affect our business and operating results.

In the course of our business, we receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy and security laws. We are therefore subject to a variety of federal and state laws, regulations and rules, industry standards, contractual obligations and other requirements relating to the privacy, security and processing of personal information. These laws, rules and regulations may require us to modify our data processing practices and policies and may cause us to incur substantial costs and expenses in order to comply. Like all DoW contractors that store, transmit or otherwise process controlled unclassified information, we must meet minimum security standards or risk losing our contracts that directly or indirectly serve the DoW. In addition, in the ordinary course of our business, we receive, collect, retain and otherwise process certain personal information about our customers, vendors and employees. As a result, we are subject to the evolving and increasingly complex data protection laws, including state comprehensive privacy laws, such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”). These laws impose obligations in relation to the collection, use, disclosure and other processing of personal information, including providing consumers with certain rights to access, correct, delete, and restrict the processing of their personal information. Failure to comply with applicable laws may result in regulatory scrutiny, enforcement actions, fines, litigation, reputational harm or other liabilities or costs, and the evolving complexity of the privacy landscape could impact our ability to collect, use, disclose or otherwise process personal information, decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue. We are also subject to the DoW CMMC requirements, which require companies that do business with the DoW to, depending on the level of security required, meet, or exceed certain specified cybersecurity standards to be eligible for new contract awards. To the extent we are unable to achieve or maintain certification at the level required for a particular contract award, we will be unable to bid on such contract awards or follow-on awards for existing work with the DoW, which could materially adversely impact our revenue, profitability, and cash flows.

Additionally, our subcontractors, and certain of our vendors, may also need to comply with CMMC requirements. We may be negatively impacted if our subcontractors or vendors are not compliant with CMMC requirements. The obligations imposed on us under the CMMC may be different from, or in addition to those, otherwise required by the data protection laws to which we are subject. The costs to comply with the new CMMC requirements are significant and may increase, which could materially adversely affect our business, financial condition, or results of operations. Failure to comply with CMMC requirements may also make us subject to bid protest challenges or False Claims Act allegations claiming damages to the government based on such non-compliance. We have implemented internal controls and procedures designed to comply with the data protection laws to which we are subject, the CMMC and other applicable standards, as well as contractual obligations related to data protection.

We currently market and sell our products primarily in U.S. domestic markets. However, we may expand into international markets in the future, both directly to foreign customers and indirectly to customers based in the U.S. that have global operations. If we expand into international markets, we may be required to comply with additional laws and regulations, such as the European Union General Data Protection Regulation (“EU GDPR”), and the U.K. General Data Protection Regulation, as amended by the Data (Use and Access) Act 2025 (“U.K. GDPR”). These laws impose obligations in relation to the collection, use, disclosure and other processing of personal information, including providing consumers with certain rights to access, correct, delete, and restrict the processing of their personal information. Failure to comply with applicable laws may result in regulatory scrutiny, enforcement actions, fines, litigation, reputational harm or other liabilities or costs, and the evolving complexity of the privacy landscape could impact our ability to collect, use, disclose or otherwise process personal information, decrease demand for our products, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Data protection laws, regulations, standards, and obligations are evolving and may be modified, replaced, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements, or legal obligations. At the federal level, we are subject to, among other laws, rules and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission, which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to privacy, data protection and cybersecurity. Moreover, Congress has considered, and continues to consider, many proposals for comprehensive national data privacy and cybersecurity legislation. At the state level, we are subject to laws, rules and regulations, such as the CCPA which imposes requirements on covered companies that process California consumers’ personal information, including requirements to provide disclosures to California consumers and afford such consumers numerous data privacy rights (such as the right to access and request deletion of their personal information and to opt out of certain sharing and sales of personal information), and provides for civil penalties for violations, as well as a private right of action for certain data breaches that may increase the likelihood of and risks associated with data breach litigation. Numerous other states have enacted, or are in the process of enacting or considering, comprehensive state-level privacy, data protection and cybersecurity laws, rules and regulations that share similarities with the CCPA, which creates the potential for a patchwork of overlapping but different state laws. In addition, all 50 states have laws that require the provision of notification for security breaches of personal information to affected individuals, state officers or others.

Further, we expect that new industry standards, laws, and regulations will continue to be proposed regarding privacy and data security in many jurisdictions. We cannot yet determine the impact that such future laws, regulations, and standards may have on our business. Our efforts to comply with these evolving obligations may cause us to incur significant costs or require changes to our business practices, which could materially adversely affect our business, financial condition, and results of operations. Any failure or perceived failure by us to comply with applicable laws or regulations, or other contractual or legal obligations, or to adequately address privacy and data security concerns, even if unfounded, may result in governmental enforcement actions, private litigation (including class actions), fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our reputation, inhibit sales, and materially adversely affect our business, financial condition, and results of operations.

We, our operations and our products are subject to environmental, health and safety laws, regulations and permits, which may result in significant liabilities, obligations and compliance-related costs.

Our operations involve the handling, storage and use of various industrial chemicals and the generation of hazardous wastes. As a result, we and our operations, products and facilities are subject to a number of complex and increasingly stringent international, foreign, federal, state and local environmental, health and safety laws, regulations and permits that govern, among other things, discharges of pollutants into the air and water; the generation, handling, storage and disposal of hazardous materials and wastes; the remediation of contamination; chemical content of products; and the health and safety of our employees. Compliance with such existing and evolving laws, regulations and permits requires and is expected to continue to require significant operating and capital costs. The nature and extent of any changes in these laws, regulations and permits may be unpredictable and may have material effects on our business. We may be subject to government investigations by various government agencies, including the U.S. Environmental Protection Agency (“USEPA”), the Occupational Safety and Health Administration (“OSHA”) and counterpart state and local agencies, which could lead to substantial administrative, civil, or criminal fines, penalties, obligations, liabilities or other sanctions (including suspension and debarment from contracting with governments). If we are found to be in violation of the Federal Clean Air Act or the Clean Water Act, the facility or facilities involved in the violation could be placed by the USEPA on a list of facilities that generally cannot be used in performing on U.S. government contracts until the violation is corrected. In addition, our operations may present a risk of injury to our employees or third parties, and material liabilities or obligations relating to injury, death, or other workers’ compensation claims could have a material adverse effect on our business or result in reputational harm.

Environmental laws and regulations may also require that we investigate and remediate the effects of the release or disposal of hazardous materials at sites associated with past, present, or future operations, including at sites historically owned or operated by our business or at third-party sites used by our business for material and waste handling and disposal. Stricter or different remediation standards or enforcement of existing laws and regulations; new requirements, including regulation of new substances; discovery of previously unknown contamination or new contaminants; imposition of fines, penalties, or damages (including natural resource damages); a determination that certain remediation or other costs are unallowable; rulings on allocation or insurance coverage; and/or the insolvency, inability, or unwillingness of other responsible parties to pay their share could require us to incur material additional costs in excess of those anticipated. We may become a party to legal proceedings and disputes involving government and private parties (including individual and class actions) relating to alleged impacts from pollutants released into the environment, including bodily injury and property damage. Additionally, certain of our facilities have in the past, and may in the future be, subject to investigations as a result of our operations or historical manufacturing, industrial, or agricultural operations conducted by prior owners or operators of the site. Any of these matters could result in material compensatory or other damages, remediation costs and obligations, fines, penalties, non-monetary relief and adverse allowability or insurance coverage determinations. The impact of these factors is difficult to predict, but one or more of them could harm our reputation and business and have a material adverse effect on our results of operations, prospects and financial condition.

Further, our operations and the operations of our suppliers and customers are subject to laws and regulations limiting emissions and to other climate-related laws and regulations, including requirements related to the disclosure of greenhouse gas emissions and climate change impacts. The increased prevalence of global climate change concerns may result in new laws and regulations that may negatively impact us, our suppliers and customers. We are continuing to evaluate short-, medium- and long-term risks related to climate change. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers, in which case, the costs of raw materials and component parts could increase.

Failure to maintain a level of corporate social responsibility could damage our reputation and could have a material adverse effect on our business, results of operations, prospects, and financial condition.

Our reputation could be materially adversely impacted by a failure, or perceived failure, to maintain appropriate standards of corporate social responsibility, whether arising from our operations, including our environmental impact and supply chain practices, or the actions of our employees, agents, customers, suppliers, or other third parties. Governmental authorities across different jurisdictions have imposed, and may continue to impose, varying and potentially conflicting substantive or disclosure requirements with respect to corporate social responsibility, including in certain U.S. states that seek to discourage or penalize consideration of such factors, resulting in increased complexity, compliance costs, and litigation risks. Customers and investors may likewise impose their own social and environmental responsibility requirements or expectations. If we are unable to satisfy applicable requirements or expectations, customers may cease purchasing our products, investors may divest, and either may pursue legal action against us. We may also become subject to new or more stringent laws, regulations or industry standards that could impose additional costs and restrictions. Any of the foregoing could have a material adverse effect on our reputation, competitive position, business, results of operations, prospects, and financial condition.

We may be subject to risks relating to changes in our tax rates or exposure to additional income tax liabilities.

Our future results of operations could be materially and adversely affected by changes in our effective tax rate, changes in the valuation of deferred tax assets, challenges by tax authorities or changes in domestic tax laws or regulations. Significant judgment is also required in determining our provision for income taxes. The amount of income taxes we pay may be subject to ongoing audits by U.S. federal, state, and local tax authorities. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments to our tax liabilities, which could have a material adverse effect on our results of operations. The final determination of tax audits and any related litigation could be materially different from our historical income tax expenses and accruals.

Risks Related to This Offering and Ownership of Our Common Stock

Our Principal Stockholder controls us and its interests may conflict with ours or yours in the future.

Immediately following the completion of this offering and the application of net proceeds therefrom, our Principal Stockholder will beneficially own approximately  % of our outstanding common stock (or  % if the underwriters exercise in full their option to purchase additional shares of our common stock). Moreover, in connection with this offering, we intend to enter into a stockholders agreement with our Principal Stockholder, pursuant to which it will have the right to nominate up to all of the members of our board of directors, for so long as it beneficially owns at least 40% of the total number of our shares of common stock that it beneficially owns as of the date of this offering. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with this Offering—Stockholders Agreement” and “Description of Capital Stock.”

Even when our Principal Stockholder ceases to own shares of our capital stock representing a majority of the total voting power, for so long as our Principal Stockholder continues to own a significant percentage of our common stock, it will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such period of time, our Principal Stockholder will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Principal Stockholder continues to own a significant percentage of our common stock, our Principal Stockholder will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of our common stock as part of a sale of our company and ultimately might adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation will not limit the ability of our Principal Stockholder to compete with us, and they and certain of our directors may have investments in businesses whose interests conflict with ours.

Our Principal Stockholder and its affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of its business activities, our Principal Stockholder and its affiliates may engage in activities in which their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Principal Stockholder, any of its affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See “Description of Capital Stock—Conflicts of Interest.” Our Principal Stockholder and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Principal Stockholder may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our stockholders.

Upon the listing of our common stock on the NYSE, we will be a “controlled company” within the meaning of the NYSE corporate governance standards and, as a result, will qualify for, and intend to rely on, exemptions and relief from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, our Principal Stockholder will beneficially own approximately  % of our outstanding shares of common stock (or  % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including those which require that within one year of the date of the listing of our common stock:

•	a majority of our board of directors consist of independent directors;

•	our board of directors has a compensation committee that is comprised entirely of independent directors; and

•	our board of directors has a nominating and corporate governance committee that is comprised entirely of independent directors.

Following this offering, we intend to utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. See “Management—Controlled Company Exemption.”

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted by SEC rules to (and plan to) rely on exemptions and relief from certain reporting requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions and relief include: not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute arrangements. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We may use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We cannot predict if investors will find our common stock less attractive as a result of relying on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

An active trading market for our common stock may never develop or be sustained.

Prior to this offering, there has been no public market for any of our common stock. We intend to apply to list our common stock on the NYSE under the symbol “AADX.” We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on that exchange or elsewhere or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price for our common stock has been determined through negotiations among us and the representatives of the underwriters and may not be indicative of the market price of our common stock after this offering or to any other established criteria of the value of our business. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $   per share, representing the difference between the assumed initial public offering price of $  per share and our pro forma net tangible book value per share after giving effect to the sale of common stock in this offering at the assumed initial public offering price of $   per share. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions, or otherwise.

After this offering, we will have     shares of common stock authorized but unissued (assuming no exercise of the over-allotment option by the underwriters). Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved an aggregate of     shares of common stock for issuance under our 2026 Omnibus Incentive Plan. Any common stock that we issue, including under our 2026 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

If we or our pre-IPO owners sell additional shares of our common stock after this offering or are perceived by the public market as intending to sell them, the market price of our common stock could decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our common stock in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of     shares of our common stock outstanding, or     shares if the underwriters exercise in full their option to purchase additional shares of common stock. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”). See “Shares Available for Future Sale.”

We, our executive officers, our directors and other stockholders owning all of our common stock prior to this offering have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock during the period starting on the date of this prospectus and ending at 4:00 PM, Eastern Time, on the first day on which the NYSE is open for the buying and selling of securities (a “Trading Day”) on or after the 180th day (the “180th Day”) after the date of this prospectus, or, if the 180th Day is not a Trading Day, immediately after 4:00 PM, Eastern Time, on the last Trading Day immediately preceding the 180th Day, except with the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters. See “Underwriting.” Upon the expiration of these lock-up agreements, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Principal Stockholder will continue to be considered an affiliate following the expiration of the lock-up period based on its expected share ownership. In addition, Morgan Stanley & Co. LLC and Jefferies LLC, on behalf of the underwriters, may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Further, in connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our 2026 Omnibus Incentive Plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144 under the Securities Act, shares registered pursuant to the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

In addition, at our request, the underwriters have reserved up to      shares of our common stock, or      % of the shares to be issued by us and offered by this prospectus (excluding the additional shares that the underwriters have an option to purchase) for sale, at the initial public offering price, to certain of our directors, officers, employees and others under the directed share program. Participants in the directed share program will not be subject to the terms of any lock-up agreement with respect to any shares purchased through the directed share program, except in the case of shares purchased by any of our directors or officers. Future sales of such shares may cause the price of our shares of common stock to be reduced or become more volatile. See “Underwriting—Directed Share Program.”

In the future, we may also issue shares of our common stock in connection with investments or acquisitions. The number of shares of our common stock (or securities convertible into or exchangeable for our common stock) issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of common stock. As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities or to use our common stock as consideration for acquisitions of other businesses, investments or other corporate purposes.

We cannot predict the size of future issuances of our common stock or securities convertible into or exchangeable for our common stock or other securities, or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Shares of our common stock sold in this offering may experience significant volatility on the NYSE. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our common stock may fluctuate or may decline significantly in the future, and you could lose all or part of your investment, and you may not be able to sell your shares at or above the purchase price. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•

actual or anticipated changes in our results of operations or fluctuations in our results of operations, including possible changes due to the cyclical nature of the aerospace and defense industry and fluctuations in OEM and aftermarket ordering, which could cause short-term swings in profit margins;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	announcements by our competitors of new offerings, products or services;

•	rumors and market speculation involving us or other companies in our industry;

•	announced or completed acquisitions by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other aerospace companies generally;

•	volatility in the market due to macroeconomic developments, including rising interest rates, increased inflation, international trade relationships and geopolitical uncertainty;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	new laws, regulations, rules or industry standards or new interpretations of existing laws, regulations, rules or industry standards applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	any significant change in our management or board of directors.

These broad market and industry factors may decrease the trading price of our common stock for reasons unrelated to our business, financial condition or results of operations. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. The stock market in general has from time-to-time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Anti-takeover provisions in our organizational documents and under Delaware law might discourage or delay acquisition attempts, other changes of control or changes in our management that you might consider favorable.

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may make a merger with or acquisition of our company, or changes in our management, more difficult without the approval of our board of directors, even if such a transaction was considered favorable by our stockholders.

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions, among other things:

•	permitting the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	providing that our board of directors will be classified into three classes of directors with staggered three-year terms;

•	prohibiting cumulative voting for directors;

•	providing that directors may only be removed pursuant to the provisions of Section 141(k) of the Delaware General Corporation Law (the “DGCL”);

•	requiring super-majority voting to amend some provisions in our amended and restated bylaws;

•

permitting our board of directors, without further action by our stockholders, to fix the rights, preferences, privileges and restrictions of preferred stock, the rights of which may be greater than the rights of our common stock;

•	restricting the forum for certain litigation against us to Delaware;

•	eliminating the ability of stockholders to call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless (i) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (ii) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans) or (iii) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the holders of the outstanding voting stock which is not owned by the interested stockholder.

While we will elect in our amended and restated certificate of incorporation to opt out of Section 203 of the DGCL, our amended and restated certificate of incorporation will contain provisions that have the same effect as

Section 203 of the DGCL, except that they provide that our Principal Stockholder will be deemed not to be an “interested stockholder” and, accordingly, will not be subject to such restrictions. Although we have elected to opt out of Section 203 of the DGCL, we could elect to be subject to Section 203 in the future.

The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the U.S. for certain types of lawsuits may have the effect of discouraging lawsuits against us, our directors and officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any of the following claims or causes of actions under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us, any of our current or former directors, officers or employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery; or (iv) any action asserting a claim against us or any of our current or former directors, officers or employees that is governed by the internal affairs doctrine (the “Delaware Forum Provision”).

Our amended and restated certificate of incorporation will provide that the Delaware Forum Provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated certificate of incorporation will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our shares of capital stock will be deemed to have notice of and consented to the provisions of our amended and restated certificate of incorporation, including the Delaware Forum Provision and the Federal Forum Provision; provided that, for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The Delaware Forum Provision and the Federal Forum Provision in our amended and restated certificate of incorporation may impose additional litigation costs on our stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers or employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on our stockholders that assert that the provision is not enforceable or invalid. If a court were to find that such provisions of our amended and restated certificate of incorporation are inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could impair our profitability, make it more difficult to run our business, or divert management’s attention from our business.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations. These rules and regulations have increased and will continue to increase our legal, accounting and financial compliance costs, and have made and will continue to make some activities more time-consuming and costly, particularly after we cease to be an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act.

These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased selling, general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives, and we may not successfully or efficiently manage our transition to a public company. To comply with the requirements of being a public company, including the Sarbanes-Oxley Act, we will need to undertake various actions, such as implementing new internal controls and procedures, new disclosure controls and procedures and hiring accounting or internal audit staff, which would require us to incur additional expenses and harm our results of operations. Our internal infrastructure may not be adequate to support our increased reporting obligations and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or team members. If our internal infrastructure is inadequate and we are unable to engage outside consultants at a reasonable rate or attract talented team members to perform these functions or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition and results of operations. As a public company, we are also required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. If our executive management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be materially adversely affected.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as senior management.

We do not intend to pay dividends on our common stock in the foreseeable future.

Following the completion of this offering, our board of directors may elect to declare cash dividends on our common stock, subject to our compliance with applicable law. The declaration and amount of any future dividends is subject to the discretion of our board of directors, and we have no obligation to pay any dividends at any time. We do not intend to pay dividends following the completion of this offering and may never pay dividends. We have not adopted, and do not currently expect to adopt, a written dividend policy. Our future dividend policy will be based on the operating results and capital needs of our business, and any future earnings may be retained to finance our future expansion and for the implementation of our business plan.

The payment of dividends is dependent on, among other things, economic conditions, our financial condition, results of operations, projections, liquidity and earnings and legal requirements. Our ability to pay dividends to holders of our common stock is limited as a practical matter by our Credit Agreement, insofar as we may seek to pay dividends out of funds made available to us by our subsidiaries, because our subsidiaries’ debt instruments directly or indirectly restrict our subsidiaries’ ability to pay dividends or make loans to us. Any financing arrangements or debt arrangements that we enter into in the future may also include restrictive covenants that limit our ability to pay dividends.

As an investor, you should take note of the fact that a lack of a dividend may affect the market value of our common stock and could affect the value of any investment.

We are a holding company and our only material assets are our equity interests in our subsidiaries and, accordingly, we will be dependent on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.

Upon completion of this offering, we will be a holding company and will have no material assets other than our ownership interests in our subsidiaries. As a result, our ability to pay taxes, operating expenses, and any dividends in the future, if any, will be dependent upon the financial results and cash flows of our subsidiaries and the distributions we receive from them. Our subsidiaries may not generate sufficient cash flow to make such distributions, and applicable state and foreign law and contractual restrictions, including negative covenants in our Credit Agreement, may not permit such distributions. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of our obligations, or if a subsidiary is unable to pay future dividends or distributions to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets or the issuance of equity. Thus, our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay future dividends and distributions to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

Equity research analysts do not currently provide coverage of our common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our common stock after the listing of our common stock on the NYSE. A lack of adequate research coverage may harm the liquidity and trading price of our common stock. To the extent equity research analysts do provide research coverage of our common stock, we will not have any control over the content and opinions included in their reports. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price or trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy, prospects, plans and objectives, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would,” the negative of these words or other similar terms or expressions, although not all forward-looking statements contain these identifying words.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Such risks, uncertainties and other factors include, but are not limited to:

•	a significant decline in business with key customers could have a material adverse effect on us;

•	any significant cancellation, reduction or deferment of orders by customers could have a material adverse effect on our business, results of operations, prospects, and financial condition;

•	if we are unable to adapt to technological change, demand for our capabilities may be reduced;

•

if we fail to establish and maintain important relationships with government agencies and prime contractors, our ability to successfully maintain and develop new business could be materially adversely affected;

•	government agencies may directly or indirectly request or encourage us to make investments into our business that do not directly benefit shareholder interests;

•

our growth strategy includes acquisitions, which entails certain risks to our business and financial performance, and our business may be materially adversely affected if we cannot consummate acquisitions on satisfactory terms or if we cannot effectively integrate acquired operations;

•

we rely on the significant experience and specialized expertise of our senior management and engineering and operational staff, and must retain and attract qualified and highly skilled personnel to grow our business successfully;

•

we may be unable to obtain critical components, raw materials, and services from suppliers and subcontractors, which could disrupt or delay our ability to deliver products to our customers and increase our costs;

•	our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production;

•	we may not have the ability to renew facilities leases on terms favorable to us and relocation of operations presents risks due to business interruption;

•

technology failures, cybersecurity breaches and other unauthorized access to or use of our information technology systems or sensitive or proprietary information could have a material adverse effect on our business and operations;

•	defense spending and government defense budgets may change due to various economic conditions and other factors, which may cause our operating results to fluctuate;

•

our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could have a material adverse effect on our business, results of operations, prospects and financial condition;

•

we, our operations and our products are subject to environmental, health and safety laws, regulations and permits, which may result in significant liabilities, obligations and compliance-related costs;

•	we may be subject to periodic litigation and regulatory proceedings, which may adversely affect our business and financial performance;

•	our failure to comply with applicable economic and trade sanctions could materially adversely affect our reputation and results of operations;

•	if we are unable to adequately enforce and protect our intellectual property or defend against assertions of infringement, our business and our ability to compete could be harmed;

•

tariffs on certain imports to the United States and other potential changes to U.S. tariff and import/export regulations could have a material adverse effect on global economic conditions and our business, results of operations, prospects and financial condition;

•	our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility;

•

servicing our indebtedness requires a significant amount of cash, our ability to generate cash depends on many factors, and any failure to meet our debt service obligations could have a material adverse effect on our business, results of operations, prospects, and financial condition;

•	our pro forma financial information may not be representative of our future performance; and

•	other matters described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

USE OF PROCEEDS

We estimate that, based on an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we will receive net proceeds from this offering of approximately $   million (or $   million if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $   million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

We intend to use approximately $   of the net proceeds from shares sold by us in this offering for the repayment of term loans and revolving loans outstanding under our Credit Agreement. The outstanding term loans under our Credit Agreement accrue interest based on either (i) term secured overnight financing rate (“SOFR”) or (ii) an alternate base rate (“Base Rate”), in each case plus an applicable margin. The applicable margin for SOFR loans and Base Rate loans is determined by reference to a pricing grid based on the first lien net leverage ratio of the Borrower group, as set forth in the Credit Agreement. As of March 31, 2026, the applicable margin was 4.75% per annum for SOFR loans and 3.75% per annum for Base Rate loans. Thereafter, the margin may step down based on improvements in the first lien net leverage ratio. The term loans require quarterly principal payments, with the remaining outstanding principal required to be paid on December 1, 2030. The revolving credit facility does not amortize and is payable in full on December 1, 2030. See the section entitled “Description of Material Indebtedness.”

We intend to use the remainder of the net proceeds from this offering for other general corporate purposes, including working capital, operating expenses and capital expenditures.

Our expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion to direct the use of the remaining proceeds.

DIVIDEND POLICY

In the fiscal year ended December 31, 2024, we declared a dividend of $80.0 million on our common stock. After the completion of this offering, we anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Subject to our compliance with applicable law, any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. We have not adopted, and do not currently expect to adopt, a written dividend policy.

Our Credit Agreement also limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case, subject to certain exceptions. Any financing arrangements or debt arrangements that we enter into in the future may also include restrictive covenants that limit our ability to pay dividends. Additionally, as a holding company with no material direct operations, our ability to pay dividends on our common stock is dependent on the earnings and distributions of funds from our operating subsidiaries.

See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not intend to pay dividends on our common stock in the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2026 on:

•	an actual basis; and

•

an as adjusted basis, after giving effect to the Stock Split and our sale of      shares of common stock in this offering at an assumed initial public offering price of $     per share, and the application of the net proceeds therefrom as described in “Use of Proceeds,” after deducting underwriting discounts and commissions and anticipated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Summary Historical and Pro Forma Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

(in thousands, except share data)	As of March 31, 2026
	Actual	As Adjusted
Cash and cash equivalents	$15,923	$

Long-term debt:
Term Loan	971,676
Revolving Credit Facility(1)	46,100
Shareholder’s equity:
Common stock, $0.01 par value; 200 shares authorized, 158 issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	—
Additional paid-in capital	312,603
Accumulated deficit	(78,169)
Total shareholder’s equity	233,788

Total capitalization	$1,251,564	$

(1)	As of March 31, 2026, our Revolving Credit Facility had unused borrowing capacity of $78.9 million. For more information on our Revolving Credit Facility, see “Description of Material Indebtedness.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $   million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

DILUTION

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of shares of outstanding common stock. After giving effect to (i) the Stock Split, (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering and (iii) the sale of shares of common stock in this offering by us at an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting $   million in underwriting discounts and commissions and estimated offering expenses of $   million, the pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $   million, or $     per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share		$
Pro forma historical net tangible book value per share as of March 31, 2026	$
Increase in as adjusted net tangible book value per share attributable to the investors in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors participating in this offering		$

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2026, the difference between the number of shares of common stock purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by our existing stockholders and new investors in this offering at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

(1)

The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases that existing stockholders may make through our directed share program or otherwise purchase in this offering.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately  % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to    , or approximately  % of the total number of shares of our common stock outstanding after this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease the net proceeds we receive from this offering by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated $  million in underwriting discounts and commissions payable by us. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $  million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

To the extent that equity awards are issued under our compensatory stock plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The information set forth below should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Forward-Looking Statements.” The following discussion and analysis of our financial results should be read in conjunction with the audited consolidated financial statements and unaudited condensed consolidated financial statements and corresponding notes included within this prospectus. The information in this section does not give effect to the Stock Split.

Business Overview

We are a premier provider of advanced design, engineering, and vertically integrated manufacturing solutions for leading and next-generation space and defense technology companies. We build complex, mission-critical subsystems for extreme operating environments serving three core markets: Space and Launch Systems, Defense Aviation and Airborne Systems, and C5ISR and Precision Strike Systems. With decades of space and defense manufacturing heritage, we combine deep material science and intellectual property (“IP”)-enabled process expertise with the ability to enable rapid prototyping, enhance new product development, and responsively scale production. Across our nationwide network of advanced manufacturing facilities, we continuously support a balanced mix of next-generation technology and platform development, large scale production programs, and aftermarket sustainment for enduring platforms.

Our core service offerings include (i) design and analysis, including concurrent engineering, structural design and analysis, and tooling; (ii) fabrication and assembly, including composite and metallic fabrication, forming and precision machining, and finishing; and (iii) inspection, qualification, and testing, including in-process inspection, three-dimensional metrology, non-destructive testing, and thermal and structural testing. These offerings are enabled by our complementary metal, composite, and polymer manufacturing capabilities and support the delivery of mission-critical subsystems and assemblies designed to perform in demanding environments.

Recent Developments

On November 14, 2025, AA&D Holdings, LP, our parent company, completed a merger with Rotor Topco, LP (the “Combination”). Upon the Combination, all outstanding units of Rotor Topco, LP were automatically converted into units of AA&D Holdings, LP, resulting in the combination of the businesses previously operating as Applied Aerospace Structures Corporation (“AASC”) and PCX Aerostructures, LLC (“PCX”). Immediately following the completion of the Combination, AA&D Holdings, LP contributed its entire ownership interest in Rotor Topco, LP’s existing subsidiaries to the Company. The Combination, which occurred under the common control of Greenbriar Equity Fund V, L.P., was accounted for as a common control transaction. See Note 1, Organization and Nature of the Business, in the notes to our audited consolidated financial statements and the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, for further information about the Combination.

On October 1, 2024, we acquired 100% of the equity ownership of Innovative Composite Engineering LLC. (“ICEL”), bringing carbon fiber technology capabilities to the Company to deliver lightweight, durable, and technically complex composite solutions.

On March 4, 2025, we acquired 100% of the equity ownership of NeXolve Holdings, LLC (“NeXolve”), bringing deployable space technology and advanced polymer expertise to the Company. See Note 4, Business Combinations, in the notes to our audited consolidated financial statements included elsewhere in this prospectus, for additional information about our acquisitions of NeXolve and ICEL.

On January 16, 2026, we acquired 100% of the issued and outstanding equity of Vestigo Aerospace, Inc. (“Vestigo”), a business that designs and develops passive de-orbit systems, including the Spinnaker product line of dragsail technology, and related assemblies for reliable end-of-mission space vehicle and other low-earth orbit satellite disposal.

On March 2, 2026, we acquired 100% of the issued and outstanding equity of CBI and Ultracor. CBI is a vertically integrated two-site advanced manufacturing platform that specializes in complex assemblies and highly-engineered components for a broad range of precision strike systems. Ultracor is a supplier of highly specialized and IP-enabled honeycomb core materials that are used in defense aviation and space platforms, including next generation tiltrotor aircraft and navigational satellites. See Note 4, Business Combinations, in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, for additional information about our acquisitions of Vestigo, CBI, and Ultracor. The Company’s acquisition of CBI is significant pursuant to SEC Regulation S-X, Rule 1-02(w). See “Unaudited Pro Forma Condensed Combined Financial Information” for pro forma financial information related to the Company’s acquisition of CBI. The Company’s acquisitions of Vestigo and Ultracor are not significant pursuant to SEC Regulation S-X, Rule 1-02(w).

Key Trends Affecting Our Performance

We operate in an industry and in markets that are experiencing strong, sustained growth. Demand is increasing for spacecraft and related systems capable of meeting the complex mission requirements of commercial launch firms and space companies, the U.S. government, and its allies. Likewise, the emerging and ongoing geopolitical conflicts affecting the U.S. and its allies and the dynamic global threat environment are driving demand across existing platforms as well as investment in the development of next-generation technology. The replenishment and rearmament needs of the U.S. and its allies as a result of these geopolitical conflicts has prompted us to collaborate closely with the U.S. government and our suppliers and customers to expand production and deliver critical offerings that support U.S. and allied security needs. These factors have increased demand for our products and capabilities, which in turn has contributed to revenue growth that we believe has partially offset the effects of supply chain challenges, inflationary pressures, and other causes of market volatility in our operating environment.

Our operating results are significantly influenced by U.S. government spending priorities and budget and appropriations decisions. Increases in U.S. defense spending, particularly for advanced space, defense aviation, C5ISR, and precision strike equipment, drive growth in our business. Budget restrictions, cost-reduction initiatives, or changes in the budgeted volume and relative mix of specific U.S. government programs may result in reduced or deferred U.S. government spending, which could in turn impact our business and the results of our operations. In particular, shifts in U.S. government spending and investment priorities relating to defense, space, intelligence, homeland security, innovation, and technology are most likely to impact our results.

As a newly public company, we will implement additional procedures and processes to address the standards and requirements applicable to public companies. Specifically, accounting, legal, and personnel-related expenses and directors’ and officers’ insurance costs will increase as we establish more comprehensive compliance and governance functions, enhance and mature our internal controls over financial reporting as we comply with the requirements of the Sarbanes-Oxley Act, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements for the year ending December 31, 2026 onward will begin to reflect the impact of these expenses.

Results of Operations

The following table presents the results of our operations and percentages of revenue for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026		2025
(in thousands, except percentages)	Dollars	% of Revenue	Dollars	% of Revenue
Revenue	$134,351	100.0%	$111,024	100.0%
Cost of goods sold	100,772	75.0%	80,140	72.2%

Gross profit	33,579	25.0%	30,884	27.8%
Selling, general, and administrative expenses	28,302	21.1%	12,367	11.1%
Intangible asset amortization expense	8,110	6.0%	6,538	5.9%

Operating (loss) income	(2,833)	(2.1)%	11,979	10.8%
Interest expense, net	17,771	13.2%	16,720	15.1%

Loss before income taxes	(20,604)	(15.3)%	(4,741)	(4.3)%
Income tax (benefit) expense	(5,472)	(4.1)%	2,572	2.3%

Net loss	$(15,132)	(11.3)%	$(7,313)	(6.6)%

The following table sets forth the results of our operations and percentages of revenue for the years ended December 31, 2025 and 2024:

	Years Ended December 31,
	2025		2024
(in thousands, except percentages)	Dollars	% of Revenue	Dollars	% of Revenue
Revenue	$498,763	100.0%	$399,790	100.0%
Cost of goods sold	359,384	72.1%	301,715	75.5%

Gross profit	139,379	27.9%	98,075	24.5%
Selling, general, and administrative expenses	54,447	10.9%	41,748	10.4%
Intangible asset amortization expense	26,063	5.2%	23,461	5.9%

Operating income	58,869	11.8%	32,866	8.2%
Interest expense, net	72,806	14.6%	63,705	15.9%

Loss before income taxes	(13,937)	(2.8)%	(30,839)	(7.7)%
Income tax expense	3,087	0.6%	3,927	1.0%

Net loss	$(17,024)	(3.4)%	$(34,766)	(8.7)%

Revenue

	Three Months Ended March 31,
(in thousands, except percentages)	2026	2025	Change	% Change
Space and Launch Systems	$35,051	$26,331	$8,720	33.1%
Defense Aviation and Airborne Systems	79,423	72,042	7,381	10.2%
C5ISR and Precision Strike Systems	19,877	12,651	7,226	57.1%

Revenue	$134,351	$111,024	$23,327	21.0%

Revenue for the three months ended March 31, 2026 increased by approximately $23.3 million, or 21.0%, to $134.4 million as compared to $111.0 million for the three months ending March 31, 2025, with revenue increases attributable to growth across all end markets, as described in further detail below. The increase in revenue included approximately $13.4 million generated from the acquisitions in 2025 and 2026.

Space and Launch Systems

Revenue growth in Space and Launch Systems of $8.7 million was primarily attributable to increased volumes on launch vehicle, satellite, and spacecraft production programs amid higher launch cadence, proliferated constellations, and rising demand for more capable spacecraft.

Defense Aviation and Airborne Systems

Revenue growth in Defense Aviation and Airborne Systems of $7.4 million was primarily attributable to sustained aftermarket demand across a large installed base of aircraft, as well as continued new production activity. Demand is supported by increases in global defense budgets across a broad range of fixed-wing and rotorcraft platforms, including increasing funding for next-generation fixed-wing, vertical lift, and autonomous airborne systems.

C5ISR and Precision Strike Systems

Revenue growth in C5ISR and Precision Strike Systems of $7.2 million was primarily attributable to higher revenue across a range of integrated air and missile defense systems and precision strike programs, partially offset by lower volumes on select radar and surveillance programs. Near term demand is expected to remain supported by missile and munition rearmament, layered missile defense priorities, and continued national defense and budget investments in next-generation precision strike systems.

	Years Ended December 31,
(in thousands, except percentages)	2025	2024	Change	% Change
Space and Launch Systems	$114,098	$99,718	$14,380	14.4%
Defense Aviation and Airborne Systems	331,364	249,234	82,130	33.0%
C5ISR and Precision Strike Systems	53,301	50,838	2,463	4.8%

Revenue	$498,763	$399,790	$98,973	24.8%

Revenue for the twelve months ended December 31, 2025 increased by approximately $99.0 million, or 24.8%, to $498.8 million as compared to $399.8 million for the twelve months ended December 31, 2024, with revenue increases attributable to growth across all end-markets, as described in further detail below. The increase in revenue included approximately $39.1 million generated from the recent acquisitions of NeXolve and ICEL.

Space and Launch Systems

Revenue growth in Space and Launch Systems of $14.4 million was primarily attributable to increased volumes on launch vehicle and spacecraft production programs amid higher launch cadence, proliferated constellations, and rising demand for more capable spacecraft. This growth was partially offset by lower volumes on select satellite and spacecraft programs.

Defense Aviation and Airborne Systems

Revenue growth in Defense Aviation and Airborne Systems of $82.1 million was primarily attributable to sustained aftermarket demand across a large installed base of aircraft, as well as continued new production activity. Demand is supported by increases in global defense budgets across a broad range of fixed-wing and rotorcraft platforms, including increasing funding for next-generation fixed-wing, vertical lift, and autonomous airborne systems.

C5ISR and Precision Strike Systems

Revenue growth in C5ISR and Precision Strike Systems of $2.5 million was primarily attributable to higher revenue across a range of integrated air and missile defense, surveillance, and advanced radar programs. Near-term demand is expected to remain supported by missile and munition rearmament, layered missile defense priorities, and continued national defense and budget investments in next-generation precision strike systems.

Gross Profit and Costs of Goods Sold

	Three Months Ended March 31,
(in thousands, except percentages)	2026	2025	Change	% Change
Cost of goods sold	$100,772	$80,140	$20,632	25.7%
Gross profit	33,579	30,884	2,695	8.7%
Gross profit margin	25.0%	27.8%

Cost of goods sold increased $20.6 million, or 25.7%, primarily reflecting approximately $10.6 million associated with revenue growth excluding acquisitions and approximately $10.0 million of incremental cost of goods sold from recent acquisitions in 2025 and 2026. Gross profit increased by $2.7 million, or 8.7%, with acquisitions contributing $3.4 million of incremental gross profit. Gross profit margin decreased by 2.8 percentage points, as increased sales volume and improved throughput were offset by a change in product mix towards ramping programs with lower initial margins.

	Years Ended December 31,
(in thousands, except percentages)	2025	2024	Change	% Change
Cost of goods sold	$359,384	$301,715	$57,669	19.1%
Gross profit	139,379	98,075	41,304	42.1%
Gross profit margin	27.9%	24.5%

Cost of goods sold increased $57.7 million, or 19.1%, primarily reflecting approximately $39.3 million associated with revenue growth excluding acquisitions and approximately $18.4 million of incremental cost of goods sold from recent acquisitions.

Gross profit increased by $41.3 million, or 42.1%, and gross profit margin increased by 3.4 percentage points, primarily due to approximately $20.5 million of incremental gross profit driven by increased sales and improved throughput, disciplined cost management, overhead leverage, and other continued operational improvements which more than offset inflationary pressure on material costs. Acquisitions contributed $20.7 million of incremental gross profit, reflecting favorable drop-through of acquired revenue.

Operating Expenses

	Three Months Ended March 31,
(in thousands, except percentages)	2026	2025	Change	% Change
Selling, general and administrative expenses	$28,302	$12,367	$15,935	128.9%
Intangible asset amortization expense	8,110	6,538	1,572	24.0%

Selling, general and administrative expenses increased primarily due to professional services and other transaction costs related to acquisitions and the IPO of $14.0 million for the three months ended March 31, 2026 as compared with $0.5 million of acquisition related costs for the three months ended March 31, 2025. Additionally, the operations of recent acquisitions in 2025 and 2026 contributed incremental selling, general and administrative expense of $1.5 million.

Intangible asset amortization expense increased due to an increase in our acquired intangible assets in connection with acquisitions disclosed in Note 4, Business Combinations, in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

	Years Ended December 31,
(in thousands, except percentages)	2025	2024	Change	% Change
Selling, general and administrative expenses	$54,447	$41,748	$12,699	30.4%
Intangible asset amortization expense	26,063	23,461	2,602	11.1%

Selling, general and administrative expenses increased primarily due to a $6.1 million increase in operating costs for professional services and a $3.8 million increase in administrative human capital costs, reflecting ongoing expansion of operational support capabilities and integration activities related to the Combination, as well as an increase of $3.5 million related to recent acquisitions. This increase was partially offset by a decrease in credit losses during the year ended December 31, 2025 compared to December 31, 2024.

Intangible asset amortization expense increased due to an increase in our acquired intangible assets in connection with the NeXolve and ICEL acquisitions. See Note 4, Business Combinations, in the notes to our audited consolidated financial statements included elsewhere in this prospectus, for additional information.

Interest Expense, Net

	Three Months Ended March 31,
(in thousands, except percentages)	2026	2025	Change	% Change
Interest expense, net	$17,771	$16,720	$1,051	6.3%

Interest expense, net increased by $1.1 million for three months ended March 31, 2026, compared to the same period in the prior year. The increase was primarily attributable to higher outstanding debt balances resulting from borrowings incurred in connection with acquisitions completed during the quarter. See Note 10, Long-Term Debt, in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, for additional information.

	Years Ended December 31,
(in thousands, except percentages)	2025	2024	Change	% Change
Interest expense, net	$72,806	$63,705	$9,101	14.3%

Interest expense, net increased due to increased financing costs on higher debt levels, as well as amortization and write-offs of previously deferred debt issuance costs and debt discount resulting from the related debt modification and extinguishments, which increased by $3.2 million during the year ended December 31, 2025 compared to the year ended December 31, 2024. These increases were partially offset by declining interest rates. See Note 10, Long-Term Debt, in the notes to our audited consolidated financial statements included elsewhere in this prospectus, for additional information.

Income Tax Expense

	Three Months Ended March 31,
(in thousands, except percentages)	2026	2025	Change	% Change
Income tax (benefit) expense	$(5,472)	$2,572	$(8,044)	(312.8)%

The Company recognized an income tax benefit of $5.5 million for the three months ended March 31, 2026, as compared with income tax expense of $2.6 million in the three months ended March 31, 2025. The change was driven by a $13.8 million benefit attributable to the partial release of the Company’s valuation allowance associated with the increased capacity to realize deferred tax assets after the acquisition of CBI. This increase was partially offset by $8.4 million in income tax expense resulting from the application of the Company’s estimated annual effective tax rate to year-to-date pre-tax losses. No comparable valuation allowance release occurred in the prior year period. See Note 11, Income Taxes, in the condensed notes to the Company’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

	Years Ended December 31,
(in thousands, except percentages)	2025	2024	Change	% Change
Income tax expense	$3,087	$3,927	$(840)	(21.4)%

Income tax expense decreased principally as a result of a decrease in the incremental valuation allowance recorded during the year ended December 31, 2025 as compared to the year ended December 31, 2024 and a decrease in state and local tax expense. See Note 13, Income Taxes, in the notes to our audited consolidated financial statements included elsewhere in this prospectus, for additional information.

Key Performance Indicators and Non-GAAP Financial Measures

We manage and evaluate our business using key performance indicators (“KPIs”) and non-GAAP measures, including contract backlog, Adjusted EBITDA, and Adjusted EBITDA Margin, to monitor operating performance, assess contract execution, and support capital allocation decisions.

Contract Backlog

We believe contract backlog, which represents the total value of existing contracts, less amounts previously invoiced, as of the backlog date, is a key measure of our business growth.

As of March 31, 2026, contract backlog was $1,060.1 million. The increase of $188.8 million during the three months ended March 31, 2026 was primarily driven by approximately $171.1 million of incremental backlog from the acquisition of CBI, as well as the net effect of new orders received in excess of billings during the three months ended March 31, 2026.

As of December 31, 2025 and 2024, contract backlog was $871.3 million and $792.6 million, respectively.

Non-GAAP Financial Measures

Our chief operating decision maker, who is the Chief Executive Officer, makes resource and operating decisions by evaluating performance and business results on a consolidated basis using the non-GAAP financial measures Adjusted EBITDA. The non-GAAP financial measures are supplemental measures of our performance that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. We believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for financial, operational and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, as adjusted to eliminate certain non-cash charges and other items not reflective of ongoing operations, which include: acquisition-related expenses, integration expenses and restructuring costs, share-based compensation expense, and other costs. We define Adjusted EBITDA Margin as Adjusted EBITDA expressed as a percentage of revenue.

Although we use Adjusted EBITDA and Adjusted EBITDA Margin and for the purposes described above, these non-GAAP financial measures have inherent limitations and should neither be considered in isolation nor as substitutes for analyzing our financial results as reported under U.S. GAAP. For example:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect significant interest expense or the related cash requirements to service our debt;

•	These measures exclude depreciation and amortization, which are non-cash charges, but do not account for the future cash needs to replace depreciated or amortized assets;

•	These measures exclude substantial amortization expense associated with our intangible assets, limiting the measures’ usefulness;

•	These measures do not include our provision for income taxes which generally represents taxes paid in the period or that are payable in the future, which are necessary aspects of our operations;

•	These measures exclude share-based compensation expense, which is an important component of employee compensation; and

•	These measures exclude costs related to the IPO and certain acquisition-related and post-merger integration and restructuring costs, which are necessary elements of certain acquisitions.

Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as measures of cash available for investment in our business. Management addresses these limitations by evaluating these metrics alongside other U.S. GAAP measures, such as revenue, to assess our operating performance. These metrics are non-GAAP financial measures, are not defined by U.S. GAAP, and should not be considered alternatives to net loss or cash flows from operations as determined under U.S. GAAP. Moreover, our methods of calculating Adjusted EBITDA and Adjusted EBITDA Margin may differ from those used by other companies with similarly titled measures, and therefore may not be directly comparable.

The following table sets forth the reconciliation of net loss to Adjusted EBITDA and presentation of net loss margin and Adjusted EBITDA Margin for the three months ended March 31, 2026 and 2025, and for the years ended December 31, 2025 and 2024:

	Three Months Ended March 31,		Years Ended December 31,
(in thousands, except percentages)	2026	2025	2025	2024
Net loss	$(15,132)	$(7,313)	$(17,024)	$(34,766)
Income tax (benefit) expense	(5,472)	2,572	3,087	3,927
Interest expense, net	17,771	16,720	72,806	63,705
Depreciation and amortization	12,109	9,723	39,420	35,222
Share-based compensation expense	756	802	3,210	2,535
Transaction costs(1)	13,985	514	6,419	3,809
Integration and restructuring costs(2)	2,273	2,041	6,608	4,826
Legal contingencies loss(3)	—	7	460	1,877
Management fees(4)	249	256	1,603	1,647
Other(5)	—	21	1,315	1,226

Adjusted EBITDA	$26,539	$25,343	$117,904	$84,008

Net loss margin	(11.3)%	(6.6)%	(3.4)%	(8.7)%
Adjusted EBITDA Margin	19.8%	22.8%	23.6%	21.0%

(1)	Includes transaction related costs associated with mergers, acquisitions, and costs related to the IPO.
(2)	Includes acquisition integration and restructuring costs, including plant consolidation and reconfiguration, reductions in force, and executive severance expense.
(3)	Includes losses from legal disputes and settlements from third parties.

(4)	Includes management fees paid to our parent company in accordance with our management services agreement which will terminate upon the closing of the IPO.
(5)	Includes other costs that we believe are not indicative of day-to-day operations of the business.

Unaudited Quarterly Results

The following table sets forth certain financial and operating information for each of our fiscal quarters since the first quarter of 2024. We have prepared the following unaudited quarterly financial information on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that in our opinion are necessary to fairly state the financial information set forth in those statements. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	For the Three Months Ended
(in thousands, except percentages)	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,
	2026	2025	2025	2025	2025	2024	2024	2024	2024
Revenue	$134,351	$151,724	$122,516	$113,499	$111,024	$97,869	$103,699	$105,355	$92,867
Cost of goods sold	100,772	109,592	88,180	81,472	80,140	75,945	76,739	77,405	71,626

Gross profit	33,579	42,132	34,336	32,027	30,884	21,924	26,960	27,950	21,241
Selling, general, and administrative expenses	28,302	18,382	12,119	11,579	12,367	15,374	7,229	10,130	9,015
Intangible asset amortization expense	8,110	6,449	6,538	6,538	6,538	6,257	5,722	5,739	5,743

Operating (loss) income	(2,833)	17,301	15,679	13,910	11,979	293	14,009	12,081	6,483
Interest expense, net	17,771	21,856	17,296	16,934	16,720	18,782	15,091	15,248	14,584

Loss before income taxes	(20,604)	(4,555)	(1,617)	(3,024)	(4,741)	(18,489)	(1,082)	(3,167)	(8,101)
Income tax (benefit) expense	(5,472)	3,221	(4,357)	1,651	2,572	2,300	46	409	1,172

Net (loss) income	$(15,132)	$(7,776)	$2,740	$(4,675)	$(7,313)	$(20,789)	$(1,128)	$(3,576)	$(9,273)

Liquidity and Capital Resources

The following table summarizes our capitalization as of March 31, 2026, and December 31, 2025 and 2024, respectively:

	March 31,	December 31,
(in thousands, except ratios)	2026	2025	2024
Cash and cash equivalents	$15,923	$15,475	$27,466
Total term debt (including current portion)	971,676	643,443	569,851
Revolving line of credit	46,100	—	15,000
Shareholder’s equity	233,788	159,464	165,845

Total capitalization (debt plus equity)	$1,251,564	$802,907	$750,696

Total debt to total capitalization	0.81	0.80	0.78

Our principal historical liquidity requirements have been for acquisitions, capital expenditures, servicing indebtedness and working capital needs. Other than as a result of the growth of our business both organically and through acquisitions we may make, we do not expect there to be substantial changes in our future capital requirements. We fund our investing activities primarily from cash provided by our operating and financing activities.

On December 1, 2022, we entered into a credit agreement (the “Credit Agreement”) to obtain a term loan of $130.0 million and a revolving line of credit of $20.0 million. On October 1, 2024, we amended the Credit

Agreement in connection with our acquisition of ICEL. The amendment increased aggregate borrowing, resulting in a total term loan of $250.0 million. It also included new delayed draw term loan commitments equal to $100.0 million and restructured the revolving line of credit commitments to a total of $40.0 million. On November 14, 2025, we entered into a second amendment to the Credit Agreement in connection with the payoff and refinancing of our prior senior credit agreement debt and subordinated note payable, and to facilitate the Combination. The amendment increased aggregate borrowing, resulting in a total term loan and delayed draw term loan principal balance of $645.0 million (through additional borrowings, incremental commitments, and the refinancing of previously undrawn delayed draw term loans). It also included new delayed draw term loan commitments equal to $150.0 million and restructured the revolving line of credit commitments to a total of $100.0 million.

On March 2, 2026, we entered into an additional amendment to the Credit Agreement in connection with our acquisition of CBI. Pursuant to the additional amendment, we obtained incremental term loans of $180.0 million, drew the full $150.0 million available under our existing delayed draw term loan commitment, increased our revolving line of credit commitments by $25.0 million to a total of $125.0 million, and drew $31.1 million under our revolving line of credit. The proceeds from these borrowings were primarily used to fund the acquisition of CBI and pay related transaction costs. As a result of this amendment, our aggregate principal amount of term loans outstanding (including amounts drawn under delayed draw term loans) increased to $973.4 million.

As of March 31, 2026, we had $78.9 million available under our revolving line of credit and no remaining availability under our delayed draw term loan commitment. As of December 31, 2025, we had $150.0 million of delayed draw term loan commitments available and $100.0 million available under our revolving line of credit.

See Note 10, Long-Term Debt, in the notes to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus, for additional details regarding our debt arrangements. Based on our current outlook, we believe that net cash provided by operating activities and available borrowings under the Credit Agreement will be sufficient to fund our cash requirements for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(in thousands, except percentages)	2026	2025	Change	% Change
Net cash used in operating activities	$(72,031)	$(6,911)	$(65,120)	942.3%
Net cash used in investing activities	$(315,804)	$(15,261)	$(300,543)	1,969.4%
Net cash provided by financing activities	$388,283	$3,220	$385,063	11,958.5%

Cash Flows from Operating Activities

Cash used in operating activities increased by $65.1 million. This increase was primarily the result of an approximately $22.5 million net increase in contract assets and inventory from the timing of customer orders and the production investment needed to meet ramping demand under orders expected to be delivered over the balance of the fiscal year. The cash outflows associated with these investments were partially offset by favorable changes in accounts receivable resulting from the collection of receivables generated by strong sales in the fourth quarter of fiscal 2025. Additionally, the increase in acquisitions and IPO related transaction expenses as compared with the prior year period also contributed to the increase in cash used in operating activities.

Cash Flows from Investing Activities

The increase in cash used in investing activities was primarily attributable to higher net cash payments related to acquisitions, as well as from increased capital expenditures. We now expect capital expenditures in fiscal 2026 to be in the range of $50.0 million. The majority of our planned fiscal 2026 capital expenditures are growth capital investments to acquire new equipment, improve our manufacturing efficiency, expand our capabilities, and respond to ramping demand signals from our customers.

Cash Flows from Financing Activities

The increase in cash provided by financing activities was driven primarily by increased proceeds from the issuance of long-term debt and draws on the revolving line of credit, as well as increased capital contributions received. These increases were partially offset by higher payments of long-term debt, payments on finance lease liabilities, payment of stock issuance costs directly related to the anticipated IPO, and payments on equipment and leaseback financing obligations.

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Years Ended December 31,
(in thousands, except percentages)	2025	2024	Change	% Change
Net cash (used in) provided by operating activities	$(28,941)	$4,649	$(33,590)	(722.5)%
Net cash used in investing activities	$(27,784)	$(49,146)	$21,362	43.5%
Net cash provided by financing activities	$44,734	$37,657	$7,077	18.8%

Cash Flows from Operating Activities

Operating cash flows decreased from cash generation of $4.6 million in 2024 to cash use of $28.9 million in 2025, a decrease of $33.6 million. The decrease was primarily the result of operating cash outflows of approximately $36.1 million to support inventory and production increases in response to rising demand for military rotorcraft components, as well as strong fourth quarter shipments for which cash collection will occur in 2026. These decreases were partially offset by the full year increase in sales volume and decreased losses as compared with the prior year. Transaction expenses related to acquisitions and the Combination were materially consistent between 2025 and 2024.

Cash Flows from Investing Activities

The decrease in cash used in investing activities was primarily attributable to lower net cash payments related to acquisitions, partially offset by capital expenditures. We currently expect capital expenditures in fiscal 2026 to be in the range of $50.0 million. The majority of our planned fiscal 2026 capital expenditures are growth capital investments to acquire new equipment, improve our manufacturing efficiency and expand our capabilities.

Cash Flows from Financing Activities

The increase in cash provided by financing activities was driven primarily by incremental debt financing activity and the absence of distributions paid from the prior year, partially offset by net debt repayments and contingent consideration payments related to the ICEL acquisition.

Contractual Obligations

Our material contractual obligations at March 31, 2026 and December 31, 2025 consist primarily of borrowings under the Credit Agreement (and related interest payments), operating and finance lease obligations, and the leaseback financing obligation related to our Enfield facility sale-leaseback arrangement. Refer to Note 10, Long-Term Debt, and Note 11, Leases, in the notes to our audited consolidated financial statements and Note 10, Long-Term Debt in the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, for additional information.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements, as defined in Regulation S-K, that have or are reasonably likely to have current or future effect on our financial condition, results of operations, or cash flows, as of March 31, 2026, December 31, 2025, and December 31, 2024.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and also affect the amounts of revenue and expenses reported for each period. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and management judgment and that have had or are reasonably likely to have a material impact on our financial condition or results of operations. Management’s estimates are based on the relevant information available at the end of each period. We have disclosed our accounting policies for each of our critical accounting estimates below.

Revenue Recognition

Our accounting policy regarding revenue recognition is disclosed in Note 2, Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements included elsewhere in this prospectus. As described in Note 2, when revenue is recognized over time, we measure our progress toward complete satisfaction of a performance obligation using an input method that requires us to estimate the total estimated costs at completion (“EAC”). For contracts involving new or emerging technology or for long-term contracts, developing EACs requires significant judgment. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, and asset utilization. Unanticipated project developments may result in changes to these estimates, impacting both revenue and profit recognition. We account for changes in contract estimates on a cumulative catch-up basis in the period such changes are identified. This may lead to the recognition or reversal of revenue for performance obligations satisfied or partially satisfied in prior periods. Additionally, if we were to determine that our cost estimates exceed the total consideration we expect to receive under the contract, the expected losses would be recognized in full in the period identified as forward loss reserves. See Note 3, Revenue, in the notes to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus, for further information on our revenue recognition.

Business Combinations

Upon acquiring a business, we recognize acquired identifiable intangible assets at their estimated fair values as of the acquisition date and recognize goodwill for the excess of the purchase price over the fair value of the net identifiable assets acquired. The valuation of acquired identifiable intangible assets is a critical accounting estimate because it requires significant judgment, including the selection of valuation methodologies and the determination of key assumptions such as projected revenues and cash flows, projected margins, discount rates, useful lives, and market comparables. These valuations also require judgments regarding the expected economic benefits attributable to each acquired intangible asset, including the amount, timing, and duration of the cash flows the asset is expected to generate or enable, which affects whether an intangible asset is separately identifiable, the allocation of purchase price among identifiable intangible assets and goodwill, and the resulting amortization expense and potential impairment. Changes in these assumptions could materially affect the fair values assigned to acquired identifiable intangible assets and goodwill and could have a material impact on our results of operations in future periods. We engage valuation specialists to assist in estimating the fair values of acquired identifiable intangible assets and may refine preliminary valuations as additional information becomes available during the measurement period (up to one year from the acquisition date).

We may also be required to pay additional consideration related to business combinations if certain future events occur or conditions are met. We estimate the fair values of contingent consideration liabilities based on the likelihood that the underlying event that would trigger the contingent consideration to be owed will occur. Typically, such contingent consideration is tied to the achievement of certain earnings targets of the acquired company in periods following the acquisition, and therefore involves assumptions regarding sales and margins of a recently acquired company with which we have comparatively less experience. Changes in any of these assumptions and the ultimate success or failure of the underlying acquired company to achieve the relevant earnings targets could result in significantly higher or lower estimated contingent consideration liabilities, which could have a significant impact on our results of operations in periods subsequent to the acquisition date. See Note 4, Business Combinations, and Note 5, Fair Value Measurements, in the notes to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus, for further information regarding our contingent consideration arrangements.

Income Taxes

The determination of income tax expense requires us to make certain estimates and judgments concerning the calculation of deferred tax assets and liabilities, as well as the deductions and credits that are available to reduce taxable income. We recognize deferred tax assets and liabilities for the expected future tax consequences of events. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results, our forecast of future earnings, future taxable income and tax planning strategies. The assumptions utilized in determining future taxable income require significant judgment. We record a valuation allowance against deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. If it becomes more likely than not that a deferred tax asset will be used for which a reserve has been provided, we reverse the related valuation allowance. If our actual future taxable income by tax jurisdiction differs from estimates, additional allowances or reversals of reserves may be necessary.

See Note 13, Income Taxes, in the notes to our audited consolidated financial statements and Note 11, Income Taxes, in the condensed notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, for further information on income taxes.

Recently Issued and Adopted Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2, Summary of Significant Accounting Policies, in the notes to our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company

We currently qualify as an “emerging growth company” under the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Accordingly, we have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

Internal Controls and Procedures

Currently, we are not required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and, therefore, are not required to include management’s annual report on internal control over financial reporting (“ICFR”) in our annual reports for that purpose. Upon becoming a public company, we will be subject to the requirements of Section 302 of the Sarbanes-Oxley Act, which will require management to certify, among other things, the accuracy of the financial and other information in our quarterly and annual reports and the effectiveness of our disclosure controls and procedures. We will also be required to maintain ICFR and to disclose any change in ICFR that occurred during each fiscal quarter that has materially affected, or is reasonably likely to materially affect, our ICFR. However, as an emerging growth company, we expect to be permitted to omit management’s annual report on ICFR in our first annual report on Form 10-K following our initial public offering and to include our first management ICFR report in our second annual report on Form 10-K, subject to applicable SEC rules and any exceptions that may apply to us.

Furthermore, our independent registered public accounting firm is currently not required to provide an attestation on the effectiveness of our internal control over financial reporting and will be exempt from this requirement for as long as we qualify as an “emerging growth company” pursuant to the JOBS Act.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

Our primary exposure to interest rate risk arises from outstanding borrowings under the Credit Agreement, which has a variable interest rate component.

We estimate that a 1.0% increase in applicable average interest rates would have resulted in an approximately $1.9 million increase in interest expense for the three months ended March 31, 2026, based on borrowings outstanding during the period. The increase in estimated sensitivity is primarily attributable to incremental borrowings in connection with the acquisition of CBI. See Note 10, Long-Term Debt, in the condensed notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, for additional information.

We estimate that a 1.0% increase in the applicable average interest rates for the year ended December 31, 2025 and 2024 would have resulted in an estimated $6.0 million and $4.9 million increase, respectively, in interest expense.

We will continue to monitor market risk due to fluctuations in interest rates and potential impacts to the fair value of our holdings and operating cash flows.

Inflation Risk

We have generally experienced increases in the costs of labor, materials, and services in line with broader inflationary trends; however, we do not believe that inflation has had a material impact on our business, results of operations, or financial condition to date. We anticipate that the effect of future cost increases will continue to be mitigated by our ongoing efforts to improve manufacturing efficiencies, pursue alternative sourcing options, and adjust pricing strategies when appropriate, as we have done in prior periods. Nevertheless, continued cost inflation and supply chain disruptions may require us to continue these or similar mitigation efforts to reduce their impact on our results of operations. Our inability or failure to offset cost increases could adversely affect our business, results of operations, or financial condition.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act, as amended, and should be read in conjunction with the accompanying notes. The unaudited pro forma condensed combined financial information is presented to provide relevant information necessary for an understanding of the Company upon consummation of the acquisition of Consolidated Boring Inc. (“CBI”) (the “Acquisition”), inclusive of the related financing arrangements, as further explained below.

On March 2, 2026, the Company acquired 100% of the equity interests in CBI for a base purchase price of $425,000, including transaction costs and subject to certain customary purchase price adjustments. A portion of the purchase price was satisfied by the Company’s parent company (AA&D Holdings, LP) through the issuance of shares of its limited partnership units with a fair value of $70,000 to the sellers. The remainder of the purchase price was paid by the Company in cash. The Acquisition, including related transaction expenses, was funded with proceeds from (1) the issuance of additional equity interests by the Company’s parent company, AA&D Holdings, LP, in the amount of $18,000 (the “Equity Financing”) and (2) $361,100 of additional funding received from existing lenders under the Company’s Credit Agreement, consisting of $180,000 of incremental term loans, $150,000 of amounts drawn under the existing delayed draw term loan commitment, and $31,100 of proceeds from the revolving line of credit (the “Debt Financing”). The Equity Financing and Debt Financing both closed concurrently with the Acquisition (collectively, the “Transactions”). As part of the Acquisition, the Company issued an aggregate of 9.8118 shares of common stock to its parent entity, AA&D Holdings, LP.

The unaudited pro forma condensed combined financial information related to the Acquisition has been prepared by the Company using the acquisition method of accounting in accordance with U.S. GAAP. The Company has been treated as the accounting acquirer for accounting purposes, and thus accounts for the Acquisition as a business combination in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”). The consideration transferred and valuations of the assets acquired and liabilities assumed, and therefore the purchase price allocations, are preliminary and have not yet been finalized as of the date of this filing. As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 combines (i) the unaudited condensed consolidated statement of operations of the Company for the three months ended March 31, 2026, which includes CBI’s operating results from the acquisition date, and (ii) the unaudited operating results for CBI from January 1, 2026 through March 1, 2026. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines (i) the audited consolidated statement of operations of the Company for the year ended December 31, 2025 and (ii) the audited consolidated statement of operations of CBI for the year ended December 31, 2025. Both sets of unaudited pro forma consolidated statements of operations give effect to the Transactions as if they had been consummated on January 1, 2025.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

•	The historical unaudited condensed consolidated financial statements of the Company for the three months ended March 31, 2026, included elsewhere in this prospectus;

•	The historical audited consolidated financial statements of the Company for the year ended December 31, 2025, included elsewhere in this prospectus; and

•	The historical audited consolidated financial statement of CBI for the year ended December 31, 2025, included elsewhere in this prospectus.

The pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. The unaudited pro forma condensed combined financial information is provided for illustrative and informational purposes only and does not purport to represent or be indicative of the consolidated results of operations or financial condition of the Company had the Transactions been completed as of the dates presented and should not be construed as representative of the future consolidated results of operations or financial condition of the Company.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the Company may achieve as a result of the Transactions or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2026

(in thousands, except share and per share data)

	Historical		Pro Forma
	Company Historical	CBI As Reclassified (Note 2)	Acquisition Accounting Adjustments	Note	Financing Adjustments	Note	Pro Forma Combined
Revenue	$134,351	$17,632	$—		$—		$151,983
Cost of goods sold	100,772	14,312	388	3(b)	—		115,472

Gross profit	33,579	3,320	(388)		—		36,511
Selling, general, and administrative expenses	28,302	54,451	—		—		82,753
Intangible asset amortization expense	8,110	602	2,110	3(a)	—		10,822

Operating loss	(2,833)	(51,733)	(2,498)		—		(57,064)
Interest expense, net	17,771	1,453	(1,453)	3(c)	5,172	3(d)	22,943

Loss before income taxes	(20,604)	(53,186)	(1,045)		(5,172)		(80,007)
Non-recurring income tax expense	—	—	13,852	3(e)	—		13,852
Income tax benefit	(5,472)	—	(9,488)	3(e)	(77)	3(e)	(15,037)

Net loss	$(15,132)	$(53,186)	$(5,409)		$(5,095)		$(78,822)

Net loss per share – basic and diluted	$(99,553)						$(498,873)
Weighted average shares outstanding – basic and diluted	152						158

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2025

(in thousands, except share and per share data)

	Historical		Pro Forma
	Company Historical	CBI As Reclassified (Note 2)	Acquisition Accounting Adjustments	Note	Financing Adjustments	Note	Pro Forma Combined
Revenue	$498,763	$105,580	$—		$—		$604,343
Cost of goods sold	359,384	78,289	2,326	3(b)	—		439,999

Gross profit	139,379	27,291	(2,326)		—		164,344
Selling, general, and administrative expenses	54,447	10,779	—		—		65,226
Intangible asset amortization expense	26,063	3,613	12,659	3(a)	—		42,335

Operating income	58,869	12,899	(14,985)		—		56,783
Interest expense, net	72,806	5,161	(5,165)	3(c)	31,036	3(d)	103,838

(Loss) income before income taxes	(13,937)	7,738	(9,820)		(31,036)		(47,055)
Non recurring income tax benefit	—	—	(13,852)	3(e)	—		(13,852)
Income tax expense	3,087	288	2,068	3(e)	10,546	3(e)	15,989

Net (loss) income	$(17,024)	$7,450	$1,964		$(41,582)		$(49,192)

Net loss per share – basic and diluted	$(170,240)						$(447,200)
Weighted average shares outstanding – basic and diluted	100						110

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share amounts)

1. Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act, as amended, and is presented to provide relevant information necessary for an understanding of the Company upon consummation of the Transactions.

The unaudited pro forma condensed combined financial information and related notes are based upon (i) the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2026, which includes CBI’s operating results from the acquisition date, (ii) CBI’s unaudited operating results from January 1, 2026 through March 1, 2026, (iii) the Company’s audited consolidated financial statements for the year ended December 31, 2025, and (iv) CBI’s audited consolidated financial statement for the year ended December 31, 2025, adjusted for certain pro forma adjustments described below. The unaudited pro forma condensed combined statements of operations give effect to the Transactions as if these occurred on January 1, 2025.

The unaudited pro forma condensed combined financial information related to the Acquisition has been prepared by the Company using the acquisition method of accounting in accordance with U.S. GAAP. The Company has been treated as the acquirer for accounting purposes, and thus accounts for the Acquisition as a business combination in accordance with ASC 805. The consideration transferred and valuations of the assets acquired and liabilities assumed, and therefore the purchase price allocations, are preliminary and have not yet been finalized as of the date of this filing. The purchase price allocation is expected to be finalized within the measurement period, which is one year following the closing date of the Acquisition. As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

The accounting policies followed in preparing the unaudited pro forma condensed combined financial information are those used by the Company as set forth in the audited historical financial statements. The unaudited pro forma condensed combined financial information reflects any material adjustments to conform CBI’s historical financial statements to the Company’s significant accounting policies based on the Company’s initial review and understanding of CBI’s summary of significant accounting policies from the date of the Acquisition. Additionally, the Company has included certain reclassification adjustments for consistency in the financial statement presentation. See Note 2 for more information.

The Company’s management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the Transactions, and that the pro forma adjustments in the unaudited pro forma condensed combined financial information give appropriate effect to the assumptions.

One-time direct and incremental transaction costs have been expensed as incurred under ASC 805. All transaction costs are reflected in the Company and CBI’s historical financial statements, and as such, no pro forma adjustment is included herein.

The Company and CBI have not had any historical material relationship prior to the Acquisition. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

2. CBI Reclassification Adjustments

In preparing the unaudited pro forma condensed combined financial information, the Company performed a preliminary review of CBI’s financial statement presentation and significant accounting policies. The Company has made reclassification adjustments to conform CBI’s historical financial statement presentation to the Company’s presentation.

The following sets forth the reclassification adjustments made to conform CBI’s presentation to the Company’s presentation in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2026 and the year ended December 31, 2025 (in thousands):

		For the Three Months Ended March 31, 2026
CBI Caption	Company Caption	CBI Historical	Reclassification Adjustments	Note	CBI As Reclassified
Revenue	Revenue	$17,632	$—		$17,632
Cost of revenues	Cost of goods sold	14,312	—		14,312

Gross profit	Gross profit	3,320	—		3,320
Selling, general and administrative expenses	Selling, general, and administrative expenses	54,959	(508)	(a) (b)	54,451
Related party management fees		94	(94)	(a)	—
	Intangible asset amortization expense	—	602	(b)	602

Income before other items	Operating loss	(51,733)	—		(51,733)
Interest expense	Interest expense, net	1,453	—		1,453

Income (loss) before income tax expense	Loss before income taxes	(53,186)	—		(53,186)
Income tax expense	Income tax expense	—	—		—

Net income (loss)	Net loss	$(53,186)	—		$(53,186)

a.	Represents the change in presentation of CBI’s related party management fees into selling, general, and administrative expenses to conform to the Company’s statement of operations.
b.	Represents the change in presentation of CBI’s selling, general and administrative expenses into intangible asset amortization expense to conform to the Company’s statement of operations.

		For the Year Ended December 31, 2025
CBI Caption	Company Caption	CBI Historical	Reclassification Adjustments	Note	CBI As Reclassified
Revenue	Revenue	$105,580	$—		$105,580
Cost of revenues	Cost of goods sold	78,289	—		78,289

Gross profit	Gross profit	27,291	—		27,291
Selling, general and administrative expenses	Selling, general, and administrative expenses	13,379	(2,600)	(a) (b) (c)	10,779
Related party management fees		646	(646)	(a)	—
	Intangible asset amortization expense	—	3,613	(b)	3,613

Income before other items	Operating income	13,266	(367)		12,899
Interest expense	Interest expense, net	5,165	(4)	(d)	5,161
Interest income		(4)	4	(d)	—
Miscellaneous income		(10)	10	(c)	—
Other expense		377	(377)	(c)	—

Income (loss) before income tax expense	(Loss) income before income taxes	7,738	—		7,738
Income tax expense	Income tax expense	288	—		288

Net income (loss)	Net (loss) income	$7,450	$—		$7,450

a.	Represents the change in presentation of CBI’s related party management fees into selling, general, and administrative expenses to conform to the Company’s statement of operations.

b.	Represents the change in presentation of CBI’s selling, general and administrative expenses into intangible asset amortization expense to conform to the Company’s statement of operations.
c.	Represents the change in presentation of CBI’s other income and expense into selling, general, and administrative expenses to conform to the Company’s statement of operations.
d.	Represents the change in presentation of CBI’s interest income into interest expense, net to conform to the Company’s statement of operations.

3.	Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

a.

Represents the incremental amortization expense due to the adjustment to fair value of CBI’s historical intangible assets, which included customer relationships, developed technology, and trade names and had an aggregate carrying value of $40,850 as of the acquisition date. While the Company has performed a preliminary valuation of CBI’s historical intangible assets, these amounts are preliminary and could be subject to change throughout the measurement period. The following table summarizes the estimated increase in fair value of CBI’s customer relationship, developed technology, and trade name intangible assets and the estimated incremental amortization expense based on the estimated remaining useful lives and a straight-line method of amortization:

(in thousands, except useful life)	Incremental fair value	Remaining useful life (years)	Incremental expense for 1/1/26 – 3/1/26	Incremental expense for 1/1/25 – 12/31/25
Customer relationships	$137,309	12	$1,907	$11,442
Developed technology	4,766	6	132	794
Trade names	1,265	3	70	422

Acquisition accounting adjustment			$2,110	$12,659

An increase or decrease in the incremental fair value of the intangible assets of 10% would result in an increase or decrease in amortization expense for the three months ended March 31, 2026 and the year ended December 31, 2025 of $253 and $1,519, respectively.

b.

Represents the incremental depreciation expense due to the adjustment to fair value of CBI’s historical property, plant and equipment, which had an aggregate carrying value of $21,583 as of the acquisition date. The valuation is estimated using the cost approach, whereby the fair value is determined by calculating the current cost to replace the asset new, then subtracting deductions for physical deterioration, functional obsolescence, and economic obsolescence. While the Company has performed a preliminary valuation of CBI’s historical property, plant and equipment, these amounts are preliminary and could be subject to change throughout the measurement period. The following table summarizes the estimated increase in fair value of CBI’s property, plant and equipment and the estimated incremental depreciation expense based on the estimated remaining useful lives and a straight-line method of depreciation:

(in thousands, except useful life)	Incremental fair value	Remaining useful life (years)	Incremental expense for 1/1/26 – 3/1/26	Incremental expense for 1/1/25 – 12/31/25
Machinery and equipment	$12,190	4 – 9	$299	$1,795
Other property, plant and equipment	504	0 – 14	89	531

Acquisition accounting adjustment			$388	$2,326

An increase or decrease in the incremental fair value of the property, plant and equipment of 10% would result in an increase or decrease in depreciation expense for the three months ended March 31, 2026 and the year ended December 31, 2025 of $90 and $537, respectively.

For purposes of these unaudited pro forma condensed combined financial statements, the Company has concluded that the carrying amounts of CBI’s inventory is not materially different from its fair value.

c.	Reflects an elimination of interest expense related to repayment of debt of CBI.

d.	Reflects an adjustment related to the Debt Financing obtained by the Company to fund the Acquisition. The incremental interest expense consists of the following components:

•

An increase in interest expense associated with the increase in the principal amount of the term loans, drawn amounts under the existing delayed draw term loan commitment, and drawn amounts under the revolving line of credit of $5,057 and $30,344 for the three months ended March 31, 2026 and year ended December 31, 2025, respectively. The effective interest rate of 8.40% was determined using the three-month term SOFR plus an additional spread based on the Company’s total net leverage ratio. An increase or decrease in the effective interest rate of 1/8 of a percent results in an increase or decrease in interest expense for the year ended December 31, 2025 of $451.

•

An increase associated with the incremental lender fees and third-party debt issuance costs allocated to the term loan and drawn amounts under the delayed draw term loan commitment that are amortized using the effective interest method over the remaining term of the Debt Financing, which is 71 months. The amount by which interest expense increased was $108 and $650 for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively.

•

An increase in interest expense associated with the lender fees allocated to the revolving credit facility of $7 and $42 for the three months ended March 31, 2026 and the year ended December 31, 2025, respectively. Lender fees allocated to the incremental revolving credit facility are amortized on a straight-line basis over the remaining term of the revolving credit facility, which is 71 months.

e.	Represents the estimated tax impact from adjustments related to the Transactions. The incremental tax expense consists of the following components:

•

A non-recurring increased tax benefit of $13,852 for the year ended December 31, 2025 related to the valuation allowance release associated with additional capacity to recognize deferred tax assets based on the additional deferred tax liabilities generated as a result of the acquisition.

•

The remaining increased tax expense represents the estimated tax impact from adjustments related to the Transactions. The estimated tax impact differs from the statutory rate of 21% due to valuation allowance considerations. The amounts reported are based on estimates made by management and could change once final information becomes available. Management has not yet completed a formal study of the potential limitation on the utilization of pre-transaction net operating losses and other tax attributes under Section 382 of the Internal Revenue Code. Accordingly, the unaudited pro forma condensed combined financial information does not reflect any final adjustments that may result from such study. The Company has also assumed the safe-harbor method related to transaction costs incurred related to the acquisition. Management intends to complete a transaction cost study, which could have a material impact on these amounts. These items may also lead to changes in the valuation allowance analysis.

4. Unaudited Pro Forma Net Loss Per Share

The pro forma net loss per share calculations have been performed for the three months ended March 31, 2026 and the year ended December 31, 2025, assuming the Transactions occurred on January 1, 2025.

(in thousands, except share and per share amounts)	For the Three Months Ended March 31, 2026	For the Year Ended December 31, 2025
Numerator
Pro forma net loss	$(78,822)	$(49,192)
Denominator
Company pro forma weighted average common shares outstanding	152	100
Add: Incremental shares issued in Equity Financing	6	10

Pro forma weighted average common shares outstanding – basic and diluted	158	110

Pro forma net loss per share – basic and diluted	$(498,873)	$(447,200)

As part of the Acquisition, the Company issued an aggregate of 9.8118 shares of common stock to its parent entity, AA&D Holdings, LP. For purposes of calculating net loss per share, the weighted average shares outstanding has been rounded to the closest whole number. For purposes of calculating the pro forma weighted average common shares outstanding for the three months ended March 31, 2026 and the year ended December 31, 2025, the incremental shares issued as part of the acquisition are treated as having been issued and outstanding as of January 1, 2026 and January 1, 2025, respectively.

BUSINESS

Our Company

We are a premier provider of advanced design, engineering, and vertically integrated manufacturing solutions for leading and next-generation space and defense technology companies. We build complex, mission-critical subsystems for extreme operating environments serving three core markets: Space and Launch Systems, Defense Aviation and Airborne Systems, and C5ISR and Precision Strike Systems. With decades of space and defense manufacturing heritage, we combine material science and IP-enabled process expertise with the ability to enable rapid prototyping, enhance new product development, and responsively scale production. Across our nationwide network of advanced manufacturing facilities, we continuously support a balanced mix of next-generation technology and platform development, large scale production programs, and aftermarket sustainment for enduring platforms.

The increasing complexity of next-generation space and defense platforms, combined with decades of underinvestment in scaled, technically differentiated mid-tier manufacturing companies, has created a structural need for engineering-integrated advanced manufacturing partners capable of delivering mission-critical systems at production scale. As a record number of new space and defense programs are accelerating from development into sustained production and long-duration aftermarket support, suppliers with deep process expertise, lifecycle embeddedness, and the capacity to industrialize rapidly are becoming increasingly attractive to the U.S. and allied industrial base.

We are purpose-built to scale with the nation’s accelerating space and defense demands, and we believe the breadth and depth of our manufacturing competencies are essential to the design, production and support of next-generation platforms. We maintain decades-long relationships with both blue-chip aerospace and defense prime contractors and next-generation technology innovators as a critical supply chain partner. These customers depend on us to supply highly-engineered systems to enable their most important platforms. Our track record underlies our sole- or single-source positions that represent approximately 87% of our revenue and approximately 86% of our pro forma revenue for the fiscal year ended December 31, 2025. We believe our full lifecycle, diversified, and IP-enabled capabilities provide outsized value to our customers by delivering uncompromising performance, improving cost efficiencies, and accelerating production.

We are innovators and critical enablers in our three large and growing end markets. Rapid expansion across the commercial, civil, and national security space sectors is accelerating demand in Space and Launch Systems, supported by industry growth where reusable launch architectures have underpinned cost-effective access to space and opened new markets including proliferated satellite constellations. At the same time, an increasingly complex and dynamic global threat environment is driving robust investment in next-generation airborne capabilities and modernization of enduring platforms. This supports significant, broad-based growth in Defense Aviation and Airborne Systems as autonomy, stealth, and high-performance aircraft become strategic priorities. Demand is also rising across C5ISR and Precision Strike Systems as the United States and allies prioritize networked battlefield capabilities, layered missile defense, and large-scale missile and munitions rearmament, positioning these areas for strong, visible, multi-year demand. In each of our end markets, we build mission-critical, high-consequence subsystems and assemblies for marquee platforms which we believe are strategically aligned with the most important U.S. and allied defense priorities.

Percentages above reflect contribution of each end market to the Company’s pro forma revenue for the fiscal year ended December 31, 2025. On a historical basis for the fiscal year ended December 31, 2025, Space and Launch Systems represented 23%, Defense Aviation and Airborne Systems represented 66% and C5ISR and Precision Strike Systems represented 11% of the Company’s revenue.

Our markets are experiencing strong, sustained growth, but the ability of the space and defense supply chain to manufacture mission-critical subsystems at production scale remains constrained. Over the past several decades, consolidation, offshoring, and underinvestment have reduced the number of scaled, technically differentiated mid-tier manufacturing platforms within the U.S. industrial base. As production requirements increase and next-generation systems move from prototype to full-rate manufacturing, our customers are prioritizing partners with ready capacity, proven process expertise, accelerated qualification capabilities, and repeatable throughput that can responsively scale. We believe that our years of investment in talent, facilities, capacity, and capabilities equip us to successfully service our customers during their next phases of growth.

We enable critical space and defense platforms through high-consequence subsystems engineered for the edge enabling mission-critical functions such as power and propulsion, battlefield connectivity, and survivability in extreme environments. Examples of our systems include reusable landing systems for launch vehicles, control surfaces for next-generation fixed wing platforms, and solid rocket motor cases for missile platforms. Our systems are proven in the most demanding environments, including in the vacuum of space, through atmospheric reentry, and on the battlefield, enabling high-consequence capabilities such as supersonic flight, orbital delivery, and advanced sensing. Our decades of proven performance underpin our ability to scale and adapt to the evolving needs of the U.S. space and defense industrial base across the full platform lifecycle, from design and prototyping through production, aftermarket, and sustainment. Approximately 33% of our revenue and 27% of our pro forma revenue for the fiscal year ended December 31, 2025 is tied to systems for aftermarket and sustainment, providing long-term revenue visibility due to long-duration platform service lives.

Our purpose-built platform has been developed through disciplined strategic acquisitions and platform investments that have further strengthened our capabilities to meet the growing demands of the space and defense industrial base. Our national manufacturing footprint supports scaled production of American-made critical systems for leading space and defense platforms. We operate eleven state-of-the-art facilities in the United States with approximately 1.5 million square feet of manufacturing space in total. Our facilities enable our breadth of capabilities across systems and material types and include differentiated and hard-to-replicate resources and capabilities such as flow forming facilities, complex composite tube manufacturing, RF transparent composite manufacturing, spin forming for propulsion tanks, near-net shape forming, deep hole boring, and large-scale clean room capacity. Our footprint is designed to scale with our customers and is growing today, with a number of expansion opportunities both in process and identified, and is intended to support the demand to come from next-generation platform production ramps.

For the fiscal year ended December 31, 2025, we generated $498.8 million in revenue, representing 24.8% year over year growth from revenue of $399.8 million in the fiscal year ended December 31, 2024. Additionally, for the fiscal year ended December 31, 2025, we had net loss and Adjusted EBITDA of $17.0 million and $117.9 million, respectively, compared to a net loss and Adjusted EBITDA of $34.8 million and $84.0 million, respectively, in the fiscal year ended December 31, 2024. Our Adjusted EBITDA Margin increased from 21.0% in the fiscal year ended December 31, 2024 to 23.6% in the fiscal year ended December 31, 2025. Our pro forma revenue was $604.3 million, our pro forma net loss was $49.2 million, our Pro Forma Adjusted EBITDA was $141.9 million and our Pro Forma Adjusted EBITDA Margin was 23.5% in the fiscal year ended December 31, 2025, in each case after giving effect to our acquisition of CBI. For the fiscal quarter ended March 31, 2026, we generated $134.4 million in revenue, representing 21.0% year-over-year growth from revenue of $111.0 million in the fiscal quarter ended March 31, 2025. Additionally, for the fiscal quarter ended March 31, 2026, we had net loss and Adjusted EBITDA of $15.1 million and $26.5 million, respectively, compared to a net loss and Adjusted EBITDA of $7.3 million and $25.3 million, respectively, in the fiscal quarter ended March 31, 2025. Our Adjusted EBITDA Margin decreased from 22.8% in the fiscal quarter ended March 31, 2025 to 19.8% in the fiscal quarter ended March 31, 2026. Our pro forma revenue was $152.0 million, our pro forma net loss was $78.8 million, our Pro Forma Adjusted EBITDA was $28.7 million and our Pro Forma Adjusted EBITDA Margin was 18.9% in the fiscal quarter ended March 31, 2026, in each case after giving effect to our acquisition of CBI. See “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Information” for more information about how we define and calculate Adjusted EBITDA, Pro Forma Adjusted EBITDA, Adjusted EBITDA Margin and Pro Forma Adjusted EBITDA Margin, and for a reconciliation to their most comparable measures under U.S. GAAP.

As of March 31, 2026, our total indebtedness was approximately $1,017.8 million, consisting of approximately $971.7 million in principal amount of term loan borrowings under our Credit Agreement and $46.1 million of borrowings under our revolving credit facility. As a result of our substantial indebtedness, we have a history of net losses due to a significant amount of our cash flows historically being used to pay interest and principal on our outstanding indebtedness. See “Risk Factors—Risks Related to our Financial Condition—Our indebtedness and restrictive covenants under our credit facilities could limit our operational and financial flexibility.”

Our History

Our company is the result of a series of transformative business combinations and strategic acquisitions that have brought together complementary space and defense businesses with longstanding heritage and differentiated technical capabilities. The registrant was formed in October 2022 in connection with Greenbriar’s acquisition of AASC, creating an efficient corporate structure that captures the heritage of the acquired businesses, including AASC and PCX.

On November 14, 2025, AA&D Holdings, LP merged with Rotor Topco, LP, combining the businesses previously operating as AASC and PCX under our current corporate structure. Prior to and following the November 2025 combination, we expanded our capabilities, geographic footprint, and manufacturing capacity through a series of acquisitions.

AASC, originally founded in Stockton, California in 1954, expanded its capabilities through the acquisition of ICEL in 2024, which added our White Salmon, Washington facility, and through the acquisition of NeXolve in 2025, which added our Huntsville, Alabama facility.

PCX, founded in 1900 and historically headquartered in Newington, Connecticut, was acquired by Greenbriar in 2021. In 2021 and 2022, PCX completed eight acquisitions that expanded its capabilities, geographic footprint, and capacity.

Following the November 2025 combination, we also acquired CBI, Vestigo and Ultracor, further expanding our capabilities and adding manufacturing facilities, including those in Cincinnati, Ohio and Billerica, Massachusetts.

As a result of these transactions, we provide advanced design, engineering, and vertically integrated manufacturing solutions for mission-critical, highly engineered space and defense systems. Through a national network of IP-enabled, advanced manufacturing facilities, we support leading and next-generation space and defense technology companies with the speed, scale, and technical performance required for demanding applications. Our capabilities have been built over time through legacy businesses with operating histories dating back more than a century. References in this prospectus to our deep customer relationships, workforce experience, manufacturing heritage, and historical performance reflect the combined operating histories of the businesses that now comprise our company.

Our Market Opportunity

We believe our breadth of capabilities across our three end markets positions us to take advantage of multiple independent and strong tailwinds and key demand drivers of a multi-year modernization and recapitalization cycle, as illustrated in the diagram below:

Space and Launch Systems

Space and Launch Systems is one of our largest and fastest-growing end markets. The World Economic Forum projects that the space economy will reach $1.8 trillion by 2035, nearly three times its $630 billion size in 2023. We believe we are well positioned to benefit through end-to-end exposure across commercial and national security space platforms, propulsion, and de-orbit solutions.

Growth in the launch systems market is driven by higher mission cadence and the need for reliable, cost-efficient access to space. As commercial constellations expand and government timelines accelerate, launch providers are investing in next-generation vehicles that enable faster turnaround, greater throughput, and more predictable scheduling. These capabilities are increasingly critical as operators seek to support frequent deployment and replenishment missions, reinforcing demand for scalable and responsive launch infrastructure. We believe our highly engineered subsystems advance these important initiatives, alongside re-usability, which further improves launch economics leading to continued affordability and proliferation of space systems. Furthermore, we believe our demonstrated solution set, inclusive of intricate material science capabilities embedded into highly specialized manufacturing processes, has contributed to a continued outsourcing trend for flight-critical launch systems, as customers place trust in suppliers like Applied that can consistently deliver effective solutions for harsh environments.

The space systems market is expanding rapidly as satellite deployments accelerate across commercial communications, Earth-observation, and exploration missions. More than 15,000 new on-orbit assets are planned by 2028 according to The World Economic Forum, including communications, earth observation, and navigation satellites for defense and commercial applications, driving demand for increasingly capable and sophisticated spacecraft. At the same time, propulsion systems are undergoing a significant transition as launch firms prioritize higher-energy missions and greater in-orbit maneuverability. Increasing constellation density and regulatory pressure are also elevating the importance of effective maneuvering and end-of-life disposal, making advanced propulsion a critical enabler of modern space architectures.

National security requirements are reshaping the Space and Launch Systems market, with defense programs demanding resilient, distributed constellations capable of supporting operations in contested environments. Reliable access to space and predictable launch schedules are essential for responsive defense and rapid replenishment missions, a trend reinforced by rising U.S. defense spending and increased doctrinal focus on space-based assets. Programs such as the Golden Dome for America (the “Golden Dome”), advanced surveillance architectures, and renewed investment in crewed spaceflight underscore the strategic importance of space as a core element of the national security infrastructure.

Defense Aviation and Airborne Systems

Defense Aviation and Airborne Systems consists of manned and unmanned fixed-wing aircraft and rotorcraft. Demand for airborne platforms is accelerating as global militaries reposition their airpower to adapt to an evolving battlefield increasingly shaped by drones, advanced technologies, and low-cost precision weapons. Rising global defense budgets and renewed focus on air dominance against anticipated near-peer threats are driving increased investment in fifth-generation fighters and next-generation vertical lift platforms. International procurement also continues to accelerate as U.S. allies modernize fleets to meet NATO standards and counter regional threats, supporting sustained demand across multi-role fighters, Intelligence, Surveillance, and Reconnaissance (“ISR”), maritime patrol, and next-generation unmanned platforms.

The defense aviation market benefits from large, long-lived installed bases across both enduring and next-generation platforms. Many of these rotorcraft platforms are expected to remain in service for multiple decades and require continuous sustainment to maintain operational readiness. Life-limited components are subject to stringent replacement schedules, recurring inspections, and ongoing service life extension programs, creating one of the most durable and predictable aftermarket segments within defense aviation. Approximately 27% of our pro forma revenue is tied to aftermarket and sustainment demand across installed defense rotorcraft fleets for the year ended December 31, 2025, providing visible, recurring cash flow supported by long-duration platform service lives. Recent real-world operational demands for vertical lift assets supporting frequent troop movements and rapid insertion and extraction have further reinforced the importance of reliable, mission-ready platforms and sustained aftermarket support.

Autonomy and advanced technologies are increasingly central to the evolution of airborne platforms across both manned and unmanned systems. Strategic priorities such as the CCA programs are accelerating the deployment of autonomous and semi-autonomous aircraft designed to operate alongside crewed fighters in highly contested and demanding performance environments. These platforms are expected to be procured at materially higher volumes than traditional high-end fighter aircraft, increasing the importance of advanced manufacturing partners capable of delivering the requisite precision, repeatability, and scalable throughput.

C5ISR and Precision Strike Systems

The C5ISR and Precision Strike Systems end market is positioned for continued growth, driven by demand across critical strike and sensing systems.

The U.S. government’s national defense budget for the 2026 fiscal year reflects a continued prioritization of contested environment operations, including procurement of a range of sensing and command-and-control platforms and enabling sub-systems. Modernization efforts that emphasize persistent surveillance are driving increased demand for advanced radar, RF, and electro-optical/infrared (“EO/IR”) sensing systems deployed across ground, airborne, maritime, and space-based platforms to enable next-generation situational awareness. The Golden Dome layered missile defense ecosystem underscores this shift toward integrated sensor-to-shooter kill chains—reinforcing demand for high-fidelity, resilient sensing and tracking infrastructure across emerging and enduring platforms.

Precision strike systems remain a top rearmament priority, driving sustained demand for expanded production of existing missile and propulsion systems as militaries replenish depleted inventories and increase stockpile levels. Current manufacturing capacity remains insufficient to meet projected demand, prompting government initiatives to expand industrial throughput and strengthen qualified supply chains. Solid rocket motor manufacturing has emerged as a key priority given its critical role across interceptors, tactical missiles, long-range fires, and hypersonic systems. We have the capacity and workforce to support such expansion for the key programs for which we already provide effective support.

In parallel, a broad set of next-generation strike programs, including new missile families, interceptors, advanced propulsion systems, and hypersonic platforms, are progressing through development and early production phases, creating a multi-year pipeline of new opportunities across enduring and emerging architectures. According to the Congressional Research Service and Office of the Undersecretary of Defense, U.S. RDT&E funding for the U.S. Department of War has increased materially over the past decade to support hypersonic glide vehicles, new cruise-missile families, precision-guided munitions, and emerging strike technologies. These investments are reinforced by geopolitical uncertainty and shifting strategic frameworks, including the expiration of the New START treaty, which is driving renewed emphasis on strategic deterrence and advanced missile capabilities.

Our Competitive Strengths

We believe we are uniquely positioned in the market due to our deep technical expertise on complex, mission-critical subsystems and assemblies, long-standing relationships with key customers, and comprehensive advanced manufacturing capabilities. Our ability to rapidly design, engineer, prototype, and deliver systems at scale through vertical integration and IP-enabled processes provide a unique and sustainable competitive advantage. Furthermore, decades of proven superior performance have embedded us as a trusted partner to our diverse and discerning customers, reinforcing a durable and defensible competitive advantage.

IP-Enabled, Integrated Capabilities Enhance Quality, Cost, and Speed Advantages for Space and Defense Innovators

IP-enabled processes form the foundation of our operating model. By embedding our deep materials science expertise, specialized manufacturing equipment and infrastructure, collaborative engineering resources, integrated in-house capabilities, and proprietary workflow designs across the platform, we create differentiated and repeatable processes that enhance quality, speed, and execution certainty. For the fiscal year ended

December 31, 2025, approximately 89% of our revenue and 88% of our pro forma revenue is tied to IP-enabled production processes. We believe these processes provide meaningful value to our customers by delivering performance, speed, and cost-efficiency advantages on their most demanding programs, while also reinforcing our competitive position.

We also influence and develop design IP in niche subsystems that are complementary to our broader capability set, such as satellite propellant tanks, antenna reflectors, deorbit technologies, and solar sails. These complementary offerings leverage our advanced materials and manufacturing capabilities, expand our participation in adjacent product categories, and represent an attractive growth vector alongside our core process IP-enabled manufacturing business.

In addition to our IP-enabled processes, the selective and strategic pursuit of vertical integration has further enabled us to enhance customer outcomes. For us, vertical integration is another strategic tool in our efforts to improve quality and performance, lower cost, and deliver shorter lead times. By developing or internalizing select critical capabilities across engineering, manufacturing, and testing capabilities, we maintain greater control over execution and more consistently meet demanding program requirements. We believe our IP-enabled, vertically integrated solution set has helped create a durable competitive advantage and supports the 87% and 86% sole/single-source contract positions we hold today on a historical and pro forma basis for the fiscal year ended December 31, 2025, respectively.

Decades of Space and Defense Manufacturing Heritage for Leading-Edge Customers

Our cohesive set of advanced manufacturing capabilities were built over decades to deliver extraordinary value to our customers’ most complex, mission-critical systems and subassemblies. We think differently, operating with an engineering-led, IP-enabled, and vertically integrated model that prioritizes reliability, speed, precision, and delivery at scale. As a result, we have earned the trust of the most demanding customers in space and defense by consistently meeting stringent performance, time-to-market, and durability requirements. Our sustained execution has resulted in entrenched positions across major programs, with approximately 87% of our revenue and 86% of our pro forma revenue stemming from sole-/single-source awards with blue-chip prime contractors for the year ended December 31, 2025. These positions reflect years of proven performance, qualification success, and deep integration into platform architectures, with our average customer relationship spanning 39 years. Because our systems are embedded in long-lived platforms, customers rely on us for multi-decade production and sustainment, making dual-sourcing or insourcing impractical and reinforcing long-standing relationships that extend across programs and generations of platforms. We also benefit from the current rapid evolution of the space and defense landscape and have multiple new customer wins that have resulted from the natural advancement of our trusted engineering and supply chain relationships.

Cohesive and Differentiated Executive Team Driving Mission-Focus and Next-Generation Agility

Our leadership team was intentionally assembled to scale a differentiated advanced manufacturing platform serving high growth space and defense markets. Our team combines mission-oriented leadership, deep advanced manufacturing expertise, experience scaling next-generation defense technology platforms, public company financial reporting and controls, and expansive knowledge of the U.S. aerospace and defense industrial base. Their complementary breadth of experiences underlies our commitment to disciplined growth, operational excellence, and long-term value creation. Across our leadership team, we boast approximately a combined 231 years of industry experience. Our leadership team is supported by over 1,540 dedicated professionals across our footprint, including over 200 engineers and over 400 long-tenured subject matter experts. Our team includes over 400 professionals with more than 10 years of service at Applied, including a substantial number with over 20 years of experience, providing the continuity and depth of expertise that enables our highly specialized capabilities.

Strategic Alignment with Highest-Priority Space and Defense Programs and Initiatives

Our flight- and mission-critical products are embedded across commercial, civil, and national security programs that directly align with U.S. national defense strategy priorities and rapidly expanding commercial space initiatives. We are closely aligned with the programs driving space superiority, resilient national security architectures, and the modernization of the defense industrial base, positioning us alongside customers executing the most critical, well-funded missions and growing programs. As these initiatives advance from development into scaled, long-duration production, our early program involvement and deep integration position us to remain a long-term partner of choice. With customers at the center of these priority efforts, we are well-positioned to benefit from the sustained investment and structural tailwinds shaping the next generation of space and defense markets.

Diversified Across Sub-Markets, Customers, Platforms, and Program Lifecycles

Our capabilities span the full lifecycle of a program, from early design, rapid prototyping, and testing to full-rate production and long-term sustainment. On next-generation platforms, our ability to iterate quickly and collaborate directly with our customers shortens development timelines and accelerates time-to-market, enabling customers to meet demanding program milestones. At the same time, our deep experience supporting enduring platforms allows us to support customers through full-rate production, aftermarket demand, and sustainment and service life extension cycles as systems age and require replacement or upgrade. By remaining relevant across every phase of a platform’s life and reinforcing this engagement with IP-enabled processes, we establish entrenched positions and deliver consistent, long-term value.

Specialized Manufacturing Facility Infrastructure, Ready Capacity and Scalability, and National Footprint

We operate a nationwide network of specialized manufacturing facilities designed for scaled production. These sites have been carefully selected and methodically invested in to bring differentiated capabilities, creating a manufacturing footprint with depth and breadth that is difficult to replicate. Our facilities total over 1.5 million square feet and are equipped to support rapid expansion, with additional capacity and expansion opportunities that ensure we can scale to meet rising demand to support next-generation programs. For instance, we have a one-of-a-kind infrastructure that enables our manufacturing and testing of satellites and spacecraft, unmatched capacity of flow forming for solid rocket motor cases, and unique composite tube fabrication for reusable launch and payload deployment applications. Across this network, we enable classified and highly complex programs to be executed at scale, positioning the platform to support long-term growth and increasingly critical applications.

Breadth of Engineering Talent and Extensive Specialized Materials and Production Technical Expertise

We bring hard-earned expertise developed over decades of experience across our workforce. Our over 200 engineers and deep bench of subject matter experts possess broad expertise across multiple advanced materials, including composites, metallics, and polymers. We apply this knowledge across a broad set of manufacturing capabilities. This combination of material science depth and multi-disciplinary expertise, reinforced by a highly tenured and mission-oriented team, enables us to deliver differentiated, highly-engineered products and subassembly systems tailored to extremely stringent qualifications and requirements.

Strong Financial Profile with High Level of Forward Visibility

We have consistently delivered a strong and attractive financial profile, supported by exposure to high-value programs, approximately 86% sole- and single-source positions on a pro forma basis for the fiscal year ended December 31, 2025, and a culture rooted in operational excellence and mission focus. For the fiscal year ended December 31, 2025, we generated revenue growth of 24.8% and Adjusted EBITDA Margin of approximately 23.6%. Our participation in enduring platforms, many of which are expected to remain in production and service for decades, provides meaningful revenue visibility and long-term stability, with a contract backlog of $1,060.1 million as of March 31, 2026. We believe our positions on next-generation programs create a clear and compelling runway for future growth, shown through our approximately $3.8 billion weighted pipeline as of

March 31, 2026. Weighted pipeline represents the total expected value of new business opportunities with new or existing customers in the pipeline after adjusting each opportunity for management’s estimates of the probability that it proceeds and Applied’s likelihood of winning the opportunity. The weighted pipeline excludes the value of contracted backlog. See “Prospectus Summary—Summary Historical and Pro Forma Financial and Other Information” for more information about how we define and calculate Adjusted EBITDA Margin and for a reconciliation of net loss margin, the most comparable measure under GAAP, to Adjusted EBITDA Margin.

Our Growth Strategy

We intend to pursue a focused organic and inorganic growth strategy, executing on the diverse set of opportunities present in each of our growing end markets. Our strategy is aimed at increasing top-line growth, earnings, and cash flow generation, and ultimately creating meaningful value for our shareholders.

Support Ramping Production of High Growth Platforms

Our complex, highly engineered systems are critical enablers for a number of high-demand, next-generation space and defense platforms today. These platforms are positioned for meaningful production ramps as demand for advanced space and defense systems continues to grow in response to the current global dynamic threat environment, and the platforms we serve meet the critical capability needs of the U.S. and allied nations. We intend to reliably enable performance for these growing customer platforms through the critical systems we offer that are specified in their designs. By enabling ramping production schedules, we can realize significant growth in our business and further establish incumbency and entrenched sole-source positions with our customers. Furthermore, we serve a sizeable installed base of critical U.S. and allied fleets which require regular servicing and modernization for sustainment and fleet readiness. These platforms supply us with a predictable and stable base of recurring revenue, further supporting our ability to grow.

Increase Content on High-Value Platforms

Our business benefits from a diverse set of differentiated and IP-enabled capabilities. These capabilities span multiple system types, domains of material science expertise, advanced equipment types, and ultimately serve varied performance requirements. By leveraging our diverse capabilities, we have historically offered multiple critical systems to a single platform. For example, on fixed-wing platforms, we offer a number of different critical systems including flight control surfaces, landing gear systems, and fueling and refueling systems. By leveraging our deep customer relationships established through the proven performance of our systems, we intend to increase our content on the attractive and high-growth platforms we currently serve by offering new systems that enable other aspects of the platform’s performance.

Drive Right-to-Win on Next-Generation Platforms

We offer full lifecycle capabilities to our customers, including advanced design and prototyping capabilities that allow us to collaborate closely with customers to aid their development of novel next-generation platforms. Design and prototype expertise is critical for the development of next-generation “go-fast” platforms, where speed-to-market is an essential differentiator for our customers. By leveraging those capabilities in conjunction with our deep customer relationships, longstanding proven heritage, IP-enabled capabilities, and capacity for scaled production, we have an unrivaled right-to-win on future platforms and opportunities across our customer footprint. Furthermore, by acting as an early partner for these platforms through their design and prototyping phase, we believe we entrench our position on attractive platforms that we hope to serve for the entirety of their lifecycle. We track and continuously update a sizeable funnel of pipeline opportunities that are attractive and actionable for our business and intend to pursue these opportunities in order to realize our long-term growth outlook.

Execute Focused Acquisition Strategy

We view acquisitions as a means to deepen our technical capability, expand our customer relevance, and enhance our position as a differentiated advanced manufacturing partner, rather than as a vehicle for pure scale aggregation. We have a proven track record of acquiring and successfully integrating high impact targets to drive value creation, with multiple successful add-ons over the last five years. We intend to continue to track the landscape of potential acquisition opportunities, which remains sizeable in the highly fragmented small- and mid-sized supplier market. We have the capability to leverage our platform to supercharge the performance of potential add-ons that we integrate, where they may have been undercapitalized prior to acquisition despite having strong and attractive capabilities. We will continue to approach potential acquisitions through a disciplined and focused strategy that reinforces our overall market strategy, enhances returns, and focuses on three main acquisition attributes: (i) focus on space and defense end markets, (ii) add-on capabilities that are relevant and not competitive to our customers, and (iii) differentiated business models as reflected in an attractive margin profile.

Our Capabilities

Applied enables our customers to industrialize complex aerospace structures rapidly, reliably, and at scale through a fully integrated capability set that spans concept design and development through full-rate production and aftermarket sustainment. Our capabilities are purpose-built to support both exquisite, low-rate systems with complex engineering requirements and automated, high-throughput production programs for next-generation space and defense platforms.

Design and Prototyping

Our design and analysis services include concurrent engineering, structural design, analysis, and tooling services supported by an engineering team specializing in high-performance aerospace structures and combining innovative design with deep manufacturing expertise. We collaborate closely with customers to optimize designs for efficiency, precision, cost-effectiveness, and speed to market. Our capabilities enable rapid prototyping and design iteration, helping customers accelerate development timelines and industrialize complex aerospace structures rapidly, reliably, and at scale.

Tailored Manufacturing Processes

We maintain a broad and flexible set of specialized manufacturing processes tailored to the unique requirements of each program. Our vertically integrated operations include advanced composite and metallic fabrication, complex multi-material bonding, precision machining, filament winding, and highly complex assembly and integration. We support proprietary and customer-specific manufacturing processes, enabling us to manufacture mission-critical subsystems and assemblies that must perform in extreme operating environments. Our in-house manufacturing and inspection capabilities, including certain Nadcap-accredited processes such as non-destructive testing, chemical processing, heat treating, and composites and bonding-related processes, help ensure consistent quality, repeatability, and compliance across a wide range of aerospace materials and configurations. We pursue vertical integration where it directly enhances customer outcomes, as a strategic tool to deliver shorter lead times, lower cost, and superior quality and performance.

Low-to-Full Rate Production Capacity

We are purpose-built to support programs across the production lifecycle, from low-rate initial production to sustained full-rate manufacturing. Our nationwide network of advanced manufacturing facilities provides significant capacity, redundancy, and scalability, enabling us to ramp production as programs transition from development into deployment. Our ability to industrialize complex hardware rapidly, reliably, and at scale positions us as a strategic supplier to both next-generation programs and large installed platform bases.

Inspection, Qualification, and Testing

We offer comprehensive inspection, qualification, and testing services, including in-process inspection and testing, three-dimensional metrology, non-destructive testing, thermal distortion and thermal cycle testing, and structural load testing. Our in-house capabilities, including certain Nadcap-accredited processes, help ensure component integrity, repeatability, and compliance across demanding aerospace and defense applications.

Full Lifecycle and Sustainment Solutions

We support platforms across their operational life, ensuring continuity of supply, technical responsiveness, and sustained performance in the field. Beyond initial production, we provide full lifecycle and sustainment support for enduring aerospace and defense platforms. Our services include aftermarket manufacturing, repair and overhaul support, revision and configuration management, and logistics and delivery coordination.

Solutions Across Our Markets

We provide mission-critical solutions across our three core markets: Space and Launch Systems, Defense Aviation and Airborne Systems, and C5ISR and Precision Strike Systems. Our solutions are embedded in customer platforms across these markets and support critical functions such as power and propulsion, battlefield connectivity, and survivability in extreme environments.

Space and Launch Systems

Our Space and Launch Systems solutions support satellites, launch vehicles, and related space architectures. They include launch and payload deployment systems, spacecraft mission assemblies, spacecraft communications, sensing, and RF systems, and spacecraft power, thermal management, deployable, and deorbit systems. Example subsystems and assemblies include bus and payload assemblies, solar array assemblies, sunshade assemblies, solar sails, deorbit systems, radar and communications antennas, and reusable landing systems.

Defense Aviation and Airborne Systems

Our Defense Aviation and Airborne Systems solutions support manned and uncrewed fixed-wing aircraft and rotorcraft. They include flight control systems, landing gear systems, refueling and fuel tank systems, and power transmission and engine systems. Example subsystems and assemblies include flight control surfaces, fuselage assemblies, internal and external fuel tanks, landing gear and arrestor hook assemblies, rotor hub assemblies, power transmissions, engine shafts, and ISR sensor mounts.

C5ISR and Precision Strike Systems

Our C5ISR and Precision Strike Systems solutions support sensing and command-and-control, layered missile defense, and precision strike applications across ground, airborne, maritime, and space-based platforms. They include networked sensing, communications, and RF systems, RF testing capabilities, missile bodies and launch subsystems, and propulsion and survivability solutions. Example subsystems and assemblies include radomes, electronic and ballistic enclosures, ISR sensor mounts, missile body and launch assemblies, and solid rocket motor cases.

Competition

The markets in which we operate are highly fragmented, with suppliers largely focused on piece-part components or individual subsystems. We believe we occupy a differentiated position as one of the few manufacturers capable of delivering integrated, flight- and mission-critical subsystems and assemblies across the full range of capabilities, space and defense end markets, and specific applications.

We face competition from piece-part manufacturers across our product lines. These suppliers typically emphasize production throughput over engineering depth and possess more limited qualifications, design expertise, and domain knowledge. We provide tremendous value to our customers on the basis of our technical capability and ability to produce complex, flight- and mission-critical systems at scale and on time. These benefits make us the partner of choice even for customers who traditionally manufacture in-house. Our long-standing engineering relationships and record of supporting both enduring and next-generation platforms reinforce our position as a strategic partner rather than a transactional vendor. Our expertise in qualification, rapid design iteration, and lifecycle support has strengthened customer retention and expanded our shipset content across enduring and emerging architectures.

A central element of our competitive strategy is our deliberate decision not to pursue prime-level system positions. We do not compete with our customers for platform-level roles and instead focus on providing high-performance, high-complexity hardware that complements their capabilities. This approach enhances customer alignment, supports access to classified and next-generation programs, and enables continued growth in customer market- and mind-share and thus shipset values.

Intellectual Property

We rely on a range of patents, trade secrets and proprietary knowledge and technology, both internally developed and acquired, to maintain a competitive advantage. As of December 31, 2025 (after giving pro forma effect to the CBI acquisition), we held 25 issued U.S. patents, one pending U.S. patent application and two issued foreign patents. We continue to develop and acquire new intellectual property on an ongoing basis. Our patents will expire between 2027 and 2035. Based on the broad scope of our product offerings, we believe that the loss or expiration of any single intellectual property right would not have a material effect on our consolidated financial statements. We also have registered domain names for websites that we use in our business. We have eight registrations for trademarks and one registration for copyright.

Government Contracts

For the fiscal year ended December 31, 2025, approximately 83% of our revenue was derived from contracts with the U.S. government and other government agencies, either directly or through prime contractors. These contracts are subject to a unique set of risks and requirements not typically found in commercial arrangements. We are subject to the business risks specific to the defense industry, including the ability of the U.S. government to unilaterally: (1) suspend us from receiving new contracts; (2) terminate existing contracts at its convenience and without significant notice; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) revoke required security clearances. Violations of government procurement laws could result in civil or criminal penalties.

Governmental Regulation

As a provider of flight, space and defense hardware, we are required to obtain and maintain certifications and approvals from the Federal Aviation Administration, the Department of War, the Department of State, including the Office of Defense Trade Controls Compliance, and similar regulatory bodies in other countries, as well as from OEMs. Our robust Quality Management System includes regular internal and re-certification audits. We have been certified to ISO 9001 and AS9100 since 2003, and we continuously meet the latest standards. Additionally, we hold current manufacturing registrations under the Office of Defense Trade Controls Compliance.

We are also required to satisfy the requirements of our customers, and we hold Nadcap certifications for composites, chemical processing and non-destructive testing. Since we sell defense products, we can be subject to various laws and regulations governing pricing, bidding, billing, accounting and prohibitions related to kickbacks and false claims.

Furthermore, we are at times subject to trade laws and regulations, including the International Traffic in Arms Regulations (the “ITAR”) and the U.S. Export Administration Regulations (“EAR”). The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulate the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the United States.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities, and such decisions may be influenced by the U.S. government’s commitments to multilateral export control regimes.

Many different types of internal controls and efforts are required to ensure compliance with such export control rules. In particular, we are required to maintain a registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance of services for foreign persons, related to and that support our business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. The inability to secure and maintain necessary licenses and other authorizations could negatively affect our ability to compete successfully or to operate our business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Failures by us to comply with export control laws and regulations could result in civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government.

Additionally, we are subject to data protection laws, including but not limited to the CCPA.

There has been no material adverse effect to our consolidated financial statements or business as a result of these governmental regulations. Our operations may in the future be subject to new and more stringent regulatory requirements. If new or more stringent regulations are adopted, or if industry oversight increases, we may incur significant additional costs to achieve and maintain compliance. Any revocation, suspension or failure to obtain required certifications or approvals could prevent us from selling our products or providing our services, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Environmental, Health and Safety Matters

We and our operations, products and facilities are subject to a number of complex and increasingly stringent international, foreign, federal, state and local environmental, health and safety laws, regulations and permits that govern, among other things, discharges of pollutants into the air and water; the generation, handling, storage and disposal of hazardous materials and wastes; the remediation of contamination; chemical content of products; and the health and safety of our employees. In addition, we are subject to various and potentially conflicting substantive requirements and disclosure requirements with respect to greenhouse gas emissions and climate change. From time to time, environmental laws and regulations have required and may in the future require that the Company investigate, remediate and/or contribute to the costs of investigating and remediating the effects of the release or disposal of materials at sites associated with past and present operations or at third-party sites used by our business for material and waste handling and disposal. For more information, see “Risk Factors.”

Facilities

Our corporate headquarters, located in Huntsville, Alabama, serves as the central hub for our executive, financial and engineering functions. We also have eleven production facilities (after giving pro forma effect to the CBI acquisition) located in White Salmon, Washington; Santa Ana, California; Long Beach, California; Boylston, Massachusetts; Billerica, Massachusetts; Newington, Connecticut; Enfield, Connecticut; Manchester, Connecticut; Cincinnati, Ohio; Huntsville, Alabama; and Stockton, California, covering an aggregate of approximately 1.5 million square feet of production floorspace. All of our properties are located in the United States. Our property located in Stockton, California is owned, and the remaining facilities set forth above are subject to leases with initial terms generally ranging from 4 to 20 years, with options to renew for specified periods of time. We believe our facilities are suitable and adequate for our present needs and that, should the need arise, we will be able to secure additional space on commercially reasonable terms. We are not subject to any material restrictions on the use of our facilities.

Manufacturing and Engineering

We continually strive to optimize productivity and achieve value pricing over inflation, implementing precision engineering and manufacturing to produce parts essential for today’s aircraft systems and structures. We strive to differentiate ourselves from our competitors by manufacturing products in an accurate, reliable and repeatable manner without sacrificing attention to detail, which is evident in the durability and precision of our products. We are able to keep capital expenditure levels low since we do not constantly need new state of the art equipment, which contributes to our lean entrepreneurial structure and helps us drive continuous improvement. As a result of the recent combination of our predecessor Applied and PCX businesses, we have benefitted from certain cost and operational synergies, including enhanced abilities to insource select machining and processes that were previously outsourced to third-party suppliers and improved purchasing power with key suppliers.

Raw Materials

We require the use of a variety of raw materials and manufactured component parts in our manufacturing processes, and we purchase these from various suppliers. The primary raw materials used to produce our products include sheet metal, forgings, castings, bar stock and extrusions, machined parts, adhesives, carbon graphite, fiberglass, quartz prepregs, honeycomb core, and fasteners. We believe most of our raw materials and component parts are generally available from multiple suppliers at competitive prices. These disruptions in raw material supply could temporarily impair our ability to manufacture our products for our customers or require us to pay higher prices to obtain these raw materials from other sources. However, we believe that the loss of any one source, although potentially disruptive in the short-term, would not materially affect our long-term operations. We try to limit the volume of raw materials and component parts on hand, and we are highly dependent on the availability of essential materials, so continued inflationary pressures could impact material costs. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive OEM certification processes associated with our products could prevent efficient replacement of a supplier, raw material or component part. Additionally, an open conflict or war across any region, including, but not limited to, the conflicts in Ukraine and Israel, could affect our ability to obtain raw materials.

Human Capital Management

As of December 31, 2025 (after giving pro forma effect to the CBI acquisition), we employed approximately 1,542 full-time employees, of whom 201 were in engineering and engineering services, 1,189 were in direct labor and manufacturing support functions, and 152 were in selling, general and administrative functions. We are party to a collective bargaining agreement with the International Association of Machinists and Aerospace Workers, which covers employees at our Stockton, California facility and expires on November 30, 2028. We are also party to a collective bargaining agreement with the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, the industrial division of the Communications Workers of America (IUE-CWA), which covers employees at our Newington, Connecticut facility and expires on March 6, 2027. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

From time to time, we are party to litigation and administrative proceedings arising in the ordinary course of business. We do not believe that any such proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, liquidity or capital resources. See “Risk Factors––Risks Related to Legal and Regulatory Matters–– We may be subject to periodic litigation and regulatory proceedings, which may adversely affect our business and financial performance.”

MANAGEMENT

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as (i) our executive officers and (ii) our directors.

Name	Age	Position
Executive Officers
James William (“Trip”) Ferguson, III	46	Chief Executive Officer and Director
Kevin Bidlack	60	Chief Operating Officer
Jeff McRae	62	Chief Financial Officer
Christopher Rogers	50	Chief Growth Officer
Directors
David King	64	Chairman
Noah Blitzer	39	Director
Scott Goldstein	62	Director
James Katzman	59	Director
Susan Lynch	64	Director
Jack Morris	35	Director
Noah Roy	50	Director

Executive Officers

James William (“Trip”) Ferguson, III has served as our Chief Executive Officer since November 2025 and as a member of our board of directors since 2026. Before joining Applied, Mr. Ferguson was President, Space, Cyber and Directed Energy at AeroVironment, Inc. (Nasdaq: AVAV) from May 2025 to October 2025. From September 2022 to May 2025, Mr. Ferguson served as Chief Operations Officer of Blue Halo prior to its acquisition by AeroVironment, Inc., where he oversaw program management and ensured performance excellence across all business sectors. From November 2018 to September 2022, Mr. Ferguson was Chief Operations Officer of Dynetics, Inc., an applied science and information technology company that provides advanced, mission-critical services and solutions to the U.S. Government. Prior to joining Dynetics, Inc., Mr. Ferguson served in operational leadership roles across multidisciplinary industries with experience in defense, medical, energy, firearms, and non-profit sectors. A veteran of the United States Marine Corps, Mr. Ferguson was commissioned as an officer and attained the rank of Captain while completing three overseas tours. Mr. Ferguson holds a Bachelor of Science in Economics with merit from the United States Naval Academy and a Master of Business Administration degree from the University of Alabama in Huntsville. We believe that Mr. Ferguson is qualified to serve on our board of directors based on his experience working with companies in the aerospace and defense sectors.

Kevin Bidlack has served as our Chief Operating Officer since November 2025. Mr. Bidlack joined Applied in 1991 and, over the course of more than 30 years, held positions of increasing responsibility. Mr. Bidlack holds a Bachelor of Science in Industrial Engineering from California Polytechnic State University, San Luis Obispo, and a Master of Business Administration from California State University, Stanislaus.

Christopher Rogers has served as our Chief Growth Officer since December 2025. Prior to joining Applied, Mr. Rogers was an investment banker at Harris Williams from June 2005 to June 2025, where he served as a Managing Director and Head of the Aerospace, Defense & Government Services (ADG) Group. Earlier in his career, Mr. Rogers served as an officer in the United States Marine Corps, where he attained the rank of Captain. Mr. Rogers holds a Bachelor of Science in History, with Honors and Distinction, from the United States Naval Academy and a Master of Business Administration from Harvard Business School.

Jeff McRae has served as our Chief Financial Officer since November 2025. Prior to his current role, Mr. McRae served as Chief Financial Officer for PCX Aerostructures, LLC from February 2018 to November 2025. From 2010 to 2016, Mr. McRae served in various financial management and senior leadership roles, including Senior

Vice-President and Chief Financial Officer, at Triumph Group (the NYSE: TGI), a global aerospace manufacturer. Earlier in his career, Mr. McRae served as Vice President of Business Operations for Triumph Aerostructures and as Division Controller and Interim President of BAE Systems’ Armament Systems division. Mr. McRae holds a Bachelor of Arts in Accounting from Michigan State University.

Directors

David King has served as chairman of our board of directors since 2026. Mr. King has been a member of the board of directors of AA&D Holdings, LP, our parent entity, since December 2022. Since March 2026, Mr. King has served as a member of the board of directors of Kratos Defense & Security Solutions, Inc. From February 2020 to April 2022, Mr. King served as Group President of Dynetics at Leidos, Inc. Prior to the acquisition of Dynetics, Inc. by Leidos, Inc., Mr. King served as Chief Executive Officer of Dynetics, Inc. from 2015 to 2020 and as a member of its board of directors from 2009 to 2020. Earlier in his career, Mr. King also held numerous leadership positions at NASA. Mr. King holds a Bachelor of Science in Mechanical Engineering from the University of South Carolina and a Master of Business Administration degree from Florida Institute of Technology. We believe that Mr. King is qualified to serve on our board of directors based on his knowledge of the aerospace and defense sectors.

Noah Blitzer has served as a member of our board of directors since our formation in October 2022. Mr. Blitzer is a Managing Director and member of the Investment Committee at Greenbriar, where he focuses on the aerospace, aviation, and defense sectors. Mr. Blitzer joined Greenbriar in 2011 and previously worked at Citi. Mr. Blitzer currently serves on the boards of Pursuit Aerospace, Sunvair Aerospace Group, and West Star Aviation and previously was responsible for investments in Alliance Ground International, Arotech, EDAC Technologies, PCX Aerosystems, STS Aviation, and Whitcraft. Mr. Blitzer holds a Bachelor of Arts in Civil Engineering and Economics from Brown University and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania. We believe that Mr. Blitzer is qualified to serve on our board of directors based on his experience in working with companies in the aerospace, aviation, and defense sectors.

Scott Goldstein has served as a member of our board of directors since 2026. Dr. Goldstein is Senior Vice President and Fellow at Parsons Corporation, where he has led critical technology and strategy activities across its Defense and Intelligence sector since August 2023. He previously served as Chief Scientist at Anduril Industries from April 2021 to August 2023 and had a military career spanning more than 40 years in the U.S. Army and U.S. Air Force. Dr. Goldstein retired from the Air Force as a Major General, where he led space, cyber, and RDT&E activities across the U.S. Department of War and intelligence community. His industry experience ranges from VC-backed startups to Fortune 500 companies, where he has served as chief technology officer, chief strategy officer, and chief scientist. Dr. Goldstein holds B.S. and M.S. degrees in Electrical Engineering from George Mason University and a Ph.D. in Electrical Engineering from the University of Southern California. He has published more than 200 publications, holds five U.S. patents, is an IEEE Fellow, and has received both the IEEE Fred Nathanson Award and the IEEE Warren White Award. Dr. Goldstein also serves on the boards of several companies, professional associations, university advisory boards, and DoD advisory boards. We believe Dr. Goldstein is qualified to serve on our board of directors based on his experience working with companies in the aerospace and defense sectors.

James Katzman has served as a member of our board of directors since 2026. Mr. Katzman held the position of Senior Vice President, Corporate Development for GE and GE Aerospace, a world-leading provider of jet and turboprop engines, as well as integrated systems for commercial, military, business, and general aviation aircraft, from October 2021 to December 2025. Mr. Katzman is a retired Partner of Goldman Sachs, having served in that role from December 2004 to March 2015. Mr. Katzman currently sits on the Board of Directors of Brinker International, Inc., Hershey Trust Company and Milton Hershey School. He also serves on the Board of Directors of Boys & Girls Clubs of The Valley (Arizona) and on the Advisory Board of the Program for Financial Studies at Columbia Business School. Mr. Katzman formerly served as a director of The Hershey Company from 2018 to 2024. Mr. Katzman graduated from Dartmouth College and Columbia Business School, where he was a Merit

Fellow. We believe that Mr. Katzman is qualified to serve on our board of directors based on his experience in investment banking, corporate development, public company board service, and the aerospace and defense sectors.

Susan Lynch has served as a member of our board of directors since 2026. Ms. Lynch is also the chair of our Audit Committee. Since 2024, Ms. Lynch has also served on the boards of various other companies including Crane Company, Onto Innovation and Allegro MicroSystems. From August 2019 to September 2023, Ms. Lynch held the position of Senior Vice-President and Chief Financial Officer of V2X (formerly Vectrus, Inc.), a builder of innovative solutions that integrate physical and digital environments supporting the Aerospace, Defense and Aviation industries. Ms. Lynch holds a Bachelor of Arts in Accounting and Business Administration from MidAmerica Nazarene University. We believe that Ms. Lynch is qualified to serve on our board of directors based on her knowledge of the aerospace and defense sectors.

Jack Morris has served as a member of our board of directors since our formation in October 2022. Mr. Morris is a Director at Greenbriar, where he focuses on the aerospace, aviation, and defense sectors. Mr. Morris joined Greenbriar in 2015 and previously worked at Barclays. Mr. Morris previously was responsible for investments in Aergen, DART Aerospace, and PCX Aerosystems. Mr. Morris holds a Bachelor of Science in Engineering in Electrical and Computer Engineering from Duke University. We believe that Mr. Morris is qualified to serve on our board of directors based on his experience in working with companies in the aerospace, aviation, and defense sectors.

Noah Roy has served as a member of our board of directors since our formation in October 2022. Mr. Roy is a Managing Partner and member of the Investment Committee at Greenbriar, where he focuses on the aerospace, aviation, and defense sectors. Mr. Roy joined Greenbriar in 2008 and previously was a Managing Director and head of the aerospace and defense sector within the Investment Banking Division of Goldman Sachs & Co. where he worked from 2003 to 2008. Mr. Roy currently serves on the boards of Pursuit Aerospace, Sunvair Aerospace Group, and West Star Aviation and previously was responsible for investments in Alliance Ground International, Aergen, Arotech, DART Aerospace, EDAC Technologies, PCX Aerosystems, STS Aviation, and Whitcraft. Mr. Roy graduated Magna Cum Laude with a Bachelor of Science from Georgetown University. We believe that Mr. Roy is qualified to serve on our board of directors based on his experience in working with companies in the aerospace, aviation, and defense sectors.

Composition of the Board after this Offering

Upon the consummation of this offering, our Board will be composed of eight members. The authorized number of directors may be changed by resolution of our Board, subject to the terms of the stockholders agreement described in “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with this Offering—Stockholders Agreement.” Our Board has determined that David King, Scott Goldstein, James Katzman and Susan Lynch are independent directors under the standards of the NYSE. In accordance with our amended and restated certificate of incorporation, which will be filed immediately prior to the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, our directors will be elected to succeed the class of directors whose terms have expired. Our directors will be divided among the three classes as follows:

•	the Class I directors will consist of Noah Blitzer and Scott Goldstein, and their terms will expire at the first annual meeting of stockholders occurring after this offering;

•	the Class II directors will consist of James Katzman, Susan Lynch and Noah Roy, and their terms will expire at the second annual meeting of stockholders occurring after this offering; and

•	the Class III directors will consist of David King, James “Trip” Ferguson and Jack Morris, and their terms will expire at the third annual meeting of stockholders occurring after this offering.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, retirement, disqualification or removal.

The classification of our Board, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings from and after the time when Greenbriar or its affiliated companies cease to beneficially own, in the aggregate, more than 40.0% of the voting power of our outstanding shares of capital stock, may have the effect of delaying or preventing a change of control or management. See the section titled “Description of Capital Stock— Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws” for a discussion of other anti-takeover provisions that are included in our amended and restated certificate of incorporation and amended and restated bylaws.

In addition, the stockholders agreement we intend to enter into with our Principal Stockholder in connection with this offering will grant them certain board nomination rights so long as they maintain a certain percentage of ownership of our outstanding common stock. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with this Offering—Stockholders Agreement.”

Controlled Company Exemption

After the completion of this offering, Greenbriar will beneficially own approximately  % of our total outstanding shares of common stock (or  % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

We anticipate that, prior to the completion of this offering, our Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our Board may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

Our Board will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of Susan Lynch, James Katzman and Jack Morris with Ms. Lynch serving as chair. Rule 10A-3 of the Exchange Act and applicable NYSE rules require us to have one independent audit committee member upon the listing of our common stock on the NYSE, a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our Board has determined that Susan Lynch is an “audit committee financial expert” as defined by applicable SEC rules. Our Board will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our Board will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our Board or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of Noah Blitzer, David King and Noah Roy, with Noah Blitzer serving as chair. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and the NYSE, including the NYSE’s controlled company exemption. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our Board will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our Board will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board; (2) overseeing the organization of our Board to discharge the Board’s duties and responsibilities properly and efficiently; (3) developing and recommending to our Board a set of corporate governance guidelines and principles; and (4) reviewing and approving related person transactions.

Our nominating and corporate governance committee will consist of Noah Blitzer, David King and Noah Roy, with Noah Blitzer serving as chair. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and the NYSE, including the NYSE’s controlled company exemption. Our Board will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Code of Ethics

Our Board has adopted a code of ethics that will apply to all of our employees, officers and directors, including our executive and senior financial officers. The full text of our code of ethics will be posted on the investor relations page of our website prior to completion of this offering. The information on our website is not part of this prospectus. We intend to disclose any amendments to our code of ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the Board) of any other entity that has an executive officer serving as a member of our Board.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, limits our directors’ and officers’ liability, and may indemnify our directors and officers to the fullest extent permitted under the DGCL. The DGCL provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors and officers, except for liability for:

•	any transaction from which the director or officer derives an improper personal benefit;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	with respect to any director, any unlawful payment of dividends or redemption of shares;

•	any breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders; and

•	with respect to any officer, any action by or in the right of the corporation.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses, including attorneys’ fees and disbursements, in advance of the final disposition of the proceeding.

We have entered or intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION

We are an “emerging growth company,” as defined in the JOBS Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide our Summary Compensation Table and our Outstanding Equity Awards as of December 31, 2025, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers as of December 31, 2025. Accordingly, our named executive officers (“Named Executive Officers” or “NEOs”) are:

Name	Principal Position
James “Trip” Ferguson	Chief Executive Officer (“CEO”)
Kevin Bidlack	Chief Operating Officer (“COO”)*
Jeff McRae	Chief Financial Officer (“CFO”)
Christopher Rogers	Chief Growth Officer (“CGO”)

*

Kevin Bidlack was the former Chief Executive Officer of Applied prior to the Combination. Following the Combination, James “Trip” Ferguson is our Chief Executive Officer and Mr. Bidlack is our Chief Operating Officer.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our NEOs for the fiscal year ended December 31, 2025:

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
James “Trip” Ferguson, CEO	2025	76,922	165,000	2,400,189	93,056	—	2,735,167
Kevin Bidlack, COO	2025	450,008	—	—	261,000	23,266	734,274
Jeff McRae, CFO	2025	453,368	—	—	158,600	16,500	628,468
Christopher Rogers, CGO	2025	20,192	—	306,852	18,958	—	346,002

(1)

Amounts in this column represent the base salary earned by each of our NEOs. For Mr. Ferguson, represents the base salary earned from his start date on October 27, 2025. For Mr. Rogers, represents the base salary earned from his start date on December 1, 2025. For Mr. McRae, reflects his salary adjustment from $442,643 to $455,922 effective March 8, 2025.

(2)	Amounts in this column represent a sign-on bonus for Mr. Ferguson.
(3)

In fiscal 2025 Mr. Ferguson and Mr. Rogers were awarded Incentive Units that are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.”

Amounts in this column represent the aggregate grant date fair value of awards granted to our NEOs in fiscal year 2025, computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the Incentive Units reported in this column are set forth in Note 15 “Share-based Compensation” to the consolidated financial statements appearing elsewhere in this prospectus. See the “Outstanding Equity Awards at Fiscal Year End” table below for further details on these grants.

(4)	Amounts in this column represent annual performance-based cash bonuses earned by our NEOs in fiscal year 2025 and paid in the subsequent fiscal year. Messrs. Ferguson and Rogers’ bonus amounts reflect pro-rata amounts for their partial year of service based on their start dates of October 27, 2025 and December 1, 2025, respectively.
(5)	For Mr. Bidlack, represents (i) a 401(k) company match of $20,900 and health insurance subsidy of $2,366. For Mr. McRae represents a 401(k) company match of $16,500.

Narrative Description to the Summary Compensation Table for the 2025 Fiscal Year

Employment Agreements

We have entered into an employment agreement with James “Trip” Ferguson and expect to enter into employment agreements with each of Messrs. Bidlack, McRae and Rogers, in each case in substantially similar form, subject to executive-specific terms, including title, reporting relationship, annual base salary, target bonus opportunity and severance benefits (collectively, the “NEO Agreements”). For a summary of the compensation and benefits that NEOs are entitled to receive upon certain terminations or a change in control, please see “Potential Payments Upon Termination and Change in Control” below.

Each of Messrs. Bidlack, McRae and Rogers previously entered into an employment agreement or offer letter with the Company or an affiliate of the Company, as applicable (collectively, the “Prior NEO Agreements”). As of the date of this filing, Messrs. Bidlack, McRae and Rogers have not yet executed their respective NEO Agreements. Until such execution, they remain party to their respective Prior NEO Agreements, which will be superseded and replaced by the NEO Agreements upon execution of their respective NEO Agreements.

Prior NEO Agreements

The Prior NEO Agreements consist of: (i) Mr. Bidlack’s Amended and Restated Employment Agreement with AASC, dated December 1, 2022, (ii) Mr. McRae’s employment agreement with PCX, dated July 23, 2018, and (iii) Mr. Rogers’ offer letter with AASC, dated November 25, 2025. The Prior NEO Agreements generally provide for base salary, bonus opportunities and employee benefits. In the case of Mr. Bidlack, the Prior NEO Agreement also provides for (i) an initial term through December 1, 2027, subject to automatic renewal unless either party provides at least sixty (60) days’ notice prior to the end of the term and (ii) non-competition during employment and non-solicitation (relating to employees and customers) during employment and for one year thereafter. In the case of Mr. McRae, the Prior NEO Agreement provides for (i) an initial term of three (3) years subject to automatic renewal unless either party provides at least sixty (60) days’ notice prior to the end of the term and (ii) non-competition during employment and for six (6) months thereafter, non-solicitation (relating to employees and customers) for six (6) months following the termination of his employment and perpetual non disparagement of the Company and its affiliates. Mr. Rogers’ offer letter also provides for certain discretionary and safety-based bonus opportunities.

NEO Agreements

Mr. Ferguson’s NEO Agreement provides for an initial term of two years, which will automatically renew for one-year periods unless either party provides written notice of non-renewal at least sixty (60) days prior to the end of the then-current term. Mr. Ferguson’s NEO Agreement provides for the following compensation and benefits: (i) annual base salary of $500,000, (ii) annual target bonus opportunity equal to 100% of base salary and (iii) eligibility to participate in employee benefit plans and programs. Mr. Ferguson’s NEO Agreement also contains reference to certain restrictive covenants, which generally include non-competition and non-solicitation of employees and customers during employment and non-solicitation of employees and customers for one year following the termination of employment, subject to applicable law.

The NEO Agreements with Messrs. Bidlack, Rogers and McRae are expected to be in substantially similar form, subject to executive-specific terms.

Base Salaries and Bonuses

Each of our NEOs receives a base salary. Base salary is a key, fixed element of each NEO’s compensation and is intended to recognize the NEO’s experience, skills, knowledge and responsibilities. Each NEO’s base salary for the year ended December 31, 2025 is set forth in the table below.

Name	Annual Base Salary ($)(1)	Target Bonus (% of Base Salary)(2)
James “Trip” Ferguson	500,000	100
Kevin Bidlack	450,008	66.7
Jeff McRae	455,922	40
Christopher Rogers	350,000	65

(1)	Mr. McRae received a salary adjustment from $442,643 to $455,922 effective March 8, 2025.
(2)

Bonus payouts for Messrs. Ferguson, Bidlack and Rogers were based on the performance of certain Applied properties against budgeted management EBITDA and were achieved at 87% of target performance. Mr. McRae’s bonus was based on certain PCX properties prior to the Combination, which was based on achieving certain consolidated Adjusted EBITDA performance targets and were achieved at 76% of target performance.

Equity-Based Compensation

We believe that equity-based compensation is an important component of our executive compensation program and that providing a significant portion of our executive officers’ total compensation package in equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. Additionally, we believe that equity-based compensation awards enable us to attract, motivate, retain, and adequately compensate executive talent. To that end, we award equity-based compensation to our NEOs in the form of profits interests (“Incentive Units”) under the Amended and Restated Agreement of Limited Partnership of AA&D Holdings, LP.

Mr. Ferguson was granted Incentive Units upon his hire on October 27, 2025, which vest 50% subject to time-based vesting and 50% subject to performance-based vesting. The time-based portion of the award vests one-fifth on each of the first, second, third, fourth and fifth anniversaries of the grant date, subject to his continued employment through such date. The performance-based portion of the award vests upon a Partnership Sale if Mr. Ferguson continues his employment through such date, and if, as of the Partnership Sale, the aggregate Greenbriar return multiple is achieved (as further described in the underlying award agreement). Mr. Ferguson was also granted Incentive Units on October 27, 2025, which vest 100% upon a Partnership Sale if Mr. Ferguson continues his employment through such date, and if, as of the Partnership Sale, the aggregate Greenbriar return multiple is achieved (as further described in the award agreement). Additionally, Mr. Ferguson was granted Incentive Units on November 17, 2025, which vest 100% upon a Partnership Sale, subject to his continued employment through such date.

Mr. Rogers was granted Incentive Units upon his hire on November 24, 2025, which vest 100% subject to time-based vesting, with one-fourth vesting on each of the second, third, fourth and fifth anniversaries of the date of grant, subject to his continued employment through such date.

For purposes of the Incentive Units, a “Partnership Sale” means any bona fide transaction or series of related transactions pursuant to which any person(s) or entity(ies) (in each case, unaffiliated with Greenbriar) in the aggregate acquire(s) (A) capital stock of AA&D Holdings, LP possessing the voting power (other than voting rights accruing only in the event of a default, breach or event of noncompliance) to elect a majority of the AA&D Holdings, LP board of directors (whether by merger, consolidation, reorganization, combination, sale or transfer of AA&D Holdings, LP (or AASC) capital stock, shareholder or voting agreement, proxy, power of attorney or otherwise) or (B) all or substantially all of AA&D Holdings, LP (or AASC) assets determined on a consolidated basis; provided, that in no event will a Partnership Sale be deemed to include any transaction effected for the purpose of (i) changing, directly or indirectly, the form of organization or the organizational structure of AA&D Holdings, LP or any of its subsidiaries or (ii) contributing capital interests to entities controlled by AA&D Holdings, LP, in either case, unless following or contemporaneously with such transaction a person or persons who are not affiliates of Greenbriar makes an acquisition described in clause (a) or (b) above. For the avoidance of doubt, following an IPO, greater than 50% of the publicly traded ownership interests of AA&D Holdings, LP (or any of its subsidiaries or any surviving or resulting company) then outstanding being owned by persons who are not affiliates of Greenbriar will not constitute a Partnership Sale.

Outstanding Equity Awards at Fiscal Year End Table

The following table shows, for each of the NEOs, all Incentive Units that were outstanding as of December 31, 2025.

			Option Awards(1)
Name	Grant Date		Type of Units	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
James “Trip” Ferguson	10/27/25	(2)	Performance	—	—	1,125	—	—
	10/27/25	(2)	Time-Vesting	—	1,125	—	—	—
	10/27/25	(3)	Performance	—	—	750	—	—
	11/17/25	(4)	Performance	—	—	750	—	—
Kevin Bidlack	12/8/22	(5)	Performance	—	—	1,150	—	—
	12/8/22	(5)	Time-Vesting	690	460	—	—	—
	6/20/24	(6)	Performance	—	—	350	—	—
	6/20/24	(6)	Time-Vesting	70	280	—
Jeff McRae	5/11/21	(7)	Performance	—	—	931	—	—
	5/11/21	(7)	Time-Vesting	465	155	—	—	—
Christopher Rogers	11/24/25	(8)	Time-Vesting	—	410	—	—	—

(1)

This table reflects information regarding Incentive Units granted to our NEOs that were outstanding as of December 31, 2025. The Incentive Units are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Incentive Units do not require the payment of an exercise price, they are most similar economically to stock options. Accordingly, they are classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The treatment of these awards upon certain employment terminations and change in control events is described in the section below titled “Potential Payments Upon Termination or Change in Control”.

(2)

Represents a grant of Incentive Units to Mr. Ferguson, 50% of such award is subject to time-based vesting and 50% subject to performance-based vesting. The time-vesting portion of the Incentive Units vests one-fifth on each of the first, second, third, fourth and fifth anniversary of the grant date, subject to his continued employment through such date. The performance-vesting portion vests upon a Partnership Sale, if the aggregate Greenbriar return multiple (as described in the underlying award agreement) is achieved as of such Partnership Sale, subject to his continued employment through such date of the Partnership Sale.

(3)

Represents a grant of Incentive Units to Mr. Ferguson, 100% of such award is subject to performance-based vesting. The Incentive Units vest upon a Partnership Sale, if the aggregate Greenbriar return multiple (as described in the underlying award agreement) is achieved as of such Partnership Sale, subject to his continued employment through such date of the Partnership Sale.

(4)

Represents a grant of Incentive Units to Mr. Ferguson, 100% of such award is subject to performance-based vesting. The Incentive Units vest upon a Partnership Sale, subject to his continued employment through such date of the Partnership Sale.

(5)

Represents a grant of Incentive Units to Mr. Bidlack, 50% of such award is subject to time-based vesting and 50% is subject to performance-based vesting. The time-vesting portion of the Incentive Units vests one-fifth on each of the first, second, third, fourth and fifth anniversary of the grant date, subject to his continued employment through such date. The performance-vesting portion vests upon a Partnership Sale, if the aggregate Greenbriar return multiple (as described in the underlying award agreement) is achieved as of such Partnership Sale, subject to his continued employment through such date of the Partnership Sale.

(6)

Represents a grant of Incentive Units to Mr. Bidlack, 50% of such award is subject to time-based vesting and 50% is subject to performance-based vesting. The time-vesting portion of the Incentive Units vests one-fifth on each of the first, second, third, fourth and fifth anniversary of the grant date, subject to his continued employment through such date. The performance-vesting portion vests upon a Partnership Sale, if the aggregate Greenbriar return multiple (as described in the underlying award agreement) is achieved as of such Partnership Sale, subject to his continued employment through such date of the Partnership Sale.

(7)

Represents a grant of profits interests to Mr. McRae, which were initially granted on May 11, 2021 (the “Initial Grant Date”) and were converted to Incentive Units pursuant to an amended and restated incentive unit award agreement dated December 8, 2025 in connection with the Combination. 40% of such award is subject to time-based vesting and 60% is subject to performance-based vesting. The time-vesting portion of the Incentive Units vests one-fourth on each of the second, third, fourth and fifth anniversary of the Initial Grant Date, subject to his continued employment through such date. The performance-vesting portion vests if the Greenbriar return multiple (as described in the underlying award agreement) is achieved as of such Partnership Sale, subject to his continued employment through such date of the Partnership Sale.

(8)

Represents a grant of Incentive Units to Mr. Rogers, which vest 100% subject to time-based vesting, with one-fourth vesting on each of the second, third, fourth and fifth anniversaries of the date of grant, subject to his continued employment through such date.

Potential Payments Upon Termination or Change in Control

Individual Severance Entitlements

Prior NEO Agreements

As of December 31, 2025, Mr. Ferguson and Mr. Rogers were not entitled to any severance payments or benefits upon termination of employment. Under the Prior NEO Agreements, (i) Mr. Bidlack was entitled, upon a termination by the Company without “Cause” (as defined in the Prior NEO Agreement) to twelve (12) months of base salary continuation and a pro-rata annual bonus, and, upon voluntary resignation, to a pro-rata annual bonus, and (ii) Mr. McRae was entitled, upon a termination by the Company without “Cause” (as defined in the Prior NEO Agreement) or resignation for “Good Reason” (as defined in the Prior NEO Agreement) to six (6) months of base salary continuation, any earned but unpaid prior-year bonus and up to six (6) months of COBRA reimbursement. These severance payments and benefits were generally subject to execution and nonrevocation of a release of claims and continued compliance with restrictive covenant obligations.

NEO Agreements

Under Mr. Ferguson’s NEO Agreement, upon his termination without “Cause” (as defined in his NEO Agreement), his resignation for “Good Reason” (as defined in his NEO Agreement), or if the Company does not extend his employment term, then he will receive the following severance payments and benefits, subject to his execution and nonrevocation of a release of claims and continued compliance with restrictive covenant obligations: (i) 1.5x the sum of his base salary and target bonus, payable in monthly installments, (ii) any earned but unpaid annual bonus with respect to the calendar year preceding the date of termination (“Prior Year Bonus”), (iii) a pro-rata portion of his annual bonus for the year in which the termination occurs based on actual performance and paid at the time annual bonuses are paid to other executives (“Pro-Rata Bonus”) and

(iv) reimbursement for the monthly COBRA premium for a period of eighteen (18) months. Additionally, upon Mr. Ferguson’s death or Disability (as defined in his NEO Agreement), he will be entitled to (i) any Prior Year Bonus and (ii) a Pro-Rata Bonus.

The NEO Agreements with Messrs. Bidlack, Rogers and McRae are expected to be in substantially similar form, subject to executive-specific terms.

Equity Award Treatment

Under the terms of the underlying Incentive Unit award agreements, all time-based Incentive Units become 100% vested upon a Partnership Sale. Upon an employee’s termination for any reason, any unvested Incentive Units will be immediately forfeited.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Company board of directors and/or AA&D Holdings, LP board of directors during the year ended December 31, 2025. Other than as set forth in the table, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the Company board of directors or AA&D Holdings, LP board of directors in the year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Noah Roy	—	—	—
Noah Blitzer	—	—	—
Jack Morris	—	—	—
David King(2)	250,000	—	250,000

(1)

Messrs. Roy, Blitzer and Morris did not hold any outstanding equity awards as of December 31, 2025. Mr. King held 1,500 Incentive Units as of December 31, 2025, which were granted 50% subject to time-based vesting and 50% subject to performance-based vesting. Mr. King’s time-based portion vests one-fifth on each of the first, second, third, fourth and fifth anniversaries of January 3, 2023. Mr. King’s performance-based portion vests upon a Partnership Sale if the Greenbriar return multiple is achieved (as described in the underlying award agreement). Outstanding time-based Incentive Units 100% vest upon a Partnership Sale.

(2)	Mr. King served as a director of AA&D Holdings, LP during fiscal year 2025 and the compensation included in the table reflects compensation earned for such service.

Actions Taken in Connection with this Offering

2026 Omnibus Incentive Plan

In order to incentivize our employees and other service providers following the completion of this offering, we anticipate that our board of directors will adopt the Applied Aerospace & Defense, Inc. 2026 Omnibus Incentive Plan (the “2026 Omnibus Incentive Plan”) for employees, consultants and directors prior to the completion of this offering. Our NEOs will be eligible to participate in the 2026 Omnibus Incentive Plan, which we expect will become effective upon the consummation of this offering. We anticipate that the 2026 Omnibus Incentive Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of service providers, including our NEOs, with those of our stockholders.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2026 Omnibus Incentive Plan, a number of shares of common stock equal to 10% of the number of shares of common stock outstanding at the closing of this offering (on a fully diluted basis) (the “Share Reserve”) will be reserved for issuance pursuant to awards under the 2026 Omnibus Incentive Plan. The total number of shares reserved for issuance under the 2026 Omnibus Incentive Plan will be increased annually on January 1 of each calendar year beginning in 2027 and ending and including January 1, 2036, by the lesser of (i) 3% of the aggregate number of shares of common stock outstanding on December 31 of the immediately preceding calendar year and (ii) the number of shares of common stock as is determined by our board of directors. No more than the initial Share Reserve may be issued pursuant to incentive stock options. Shares of common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the 2026 Omnibus Incentive Plan.

Administration

The 2026 Omnibus Incentive Plan will be administered by a committee of our board of directors (the “Committee”), except to the extent our board of directors does not duly authorize such Committee to administer the 2026 Omnibus Incentive Plan and in which case our board of directors will serve as the administrator. The Committee has broad discretion to administer the 2026 Omnibus Incentive Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the 2026 Omnibus Incentive Plan. To the extent the 2026 Omnibus Incentive Plan administrator is not the Committee, our board of directors will retain the authority to take all actions permitted by the administrator under the 2026 Omnibus Incentive Plan. Additionally, our board of directors retains the right to exercise the authority of the Committee to the extent consistent with applicable law.

Eligibility

Our employees, consultants and non-employee directors, and employees and consultants of our affiliates, will be eligible to receive awards under the 2026 Omnibus Incentive Plan.

Non-Employee Director Compensation Limits

Under the 2026 Omnibus Incentive Plan, in a single fiscal year, a non-employee director may not be granted awards for such individual’s service on our board of directors having a value, taken together with any cash fees paid to such non-employee director, in excess of $750,000 (except that the Committee may make exceptions to such limit and for any year in which a non-employee director (i) first commences service on our board of directors, (ii) serves on a special committee of our board of directors or (iii) serves as lead director or non-executive chair of our board of directors, such limit may be increased to $1,000,000).

Types of Awards

Stock Options. We may grant stock options to eligible persons, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights. A stock appreciation right (“SAR”) is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed 10 years. SARs may be granted in connection with, or independent of, other awards. The Committee has the discretion to determine other terms and conditions of a SAR award.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a stockholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Committee or as set forth in the applicable award agreement, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. A restricted stock unit is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. If the Committee so provides, a grant of restricted stock units may provide a participant with the right to receive dividend equivalents.

Performance Awards. A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards (which include performance stock units) may be granted alone or in addition to other awards under the 2026 Omnibus Incentive Plan, and may be paid in cash, shares of common stock, other property or any combination thereof, in the sole discretion of the Committee. If the Committee so provides, a grant of a performance award may provide a participant with the right to receive dividend equivalents.

Stock Awards. A stock award is a transfer of unrestricted shares of common stock on terms and conditions, if any, determined by the Committee.

Dividend Equivalents. Dividend equivalents entitle a participant to receive cash, shares of common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than stock options, SARs, restricted stock or stock awards).

Other Stock-Based Awards. Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of common stock.

Cash Awards. Cash awards may be granted on terms and conditions, including vesting conditions, and for consideration, including no consideration or minimum consideration as required by applicable law, as the Committee determines in its sole discretion.

Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, awards may be granted in substitution for any other award granted before the merger or consolidation by such entity or its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the 2026 Omnibus Incentive Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Committee determines is appropriate in light of such transaction.

Clawback

All awards granted under the 2026 Omnibus Incentive Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any applicable law related to such actions.

Plan Amendment and Termination

Our board of directors or the Committee may amend or terminate any award, award agreement or the 2026 Omnibus Incentive Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. Stockholder approval will be required to make amendments that (i) increase the aggregate number of shares that may be issued under the 2026 Omnibus Incentive Plan or (ii) change the classification of individuals eligible to receive awards under the 2026 Omnibus Incentive Plan. The 2026 Omnibus Incentive Plan will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

2026 Employee Stock Purchase Plan

In order to incentivize employees of the Company, its designated affiliates and subsidiaries (the “Designated Subsidiaries”), we anticipate that our board of directors will adopt, and our shareholders will approve, the Applied Aerospace & Defense, Inc. 2026 Employee Stock Purchase Plan (the “ESPP”), the material terms of which are summarized below, prior to the completion of this offering. The ESPP is comprised of two distinct components in order to provide increased flexibility to grant rights to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of rights to purchase shares to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (ii) the grant of rights to purchase shares that are not intended to be tax-qualified under Section 423 of the Code (the “Non-Section 423 Component”). Although not yet adopted, we expect that the ESPP will have the features described below.

Shares Available for Awards; Administration

A total number of shares of common stock equal to 1% of the number of shares of common stock outstanding at the closing of this offering (on a fully diluted basis) will initially be reserved for issuance under the ESPP. In addition, the number of shares available for issuance under the ESPP will be increased annually on January 1 of each calendar year beginning in 2027 and ending and including January 1, 2036, by an amount equal to the lesser of (i) 1% of the shares outstanding on December 31 of the immediately preceding calendar year and (ii) such smaller number of shares as determined by our board of directors; provided, that no more than    shares may be issued in the aggregate under the Section 423 Component of the ESPP. Our Committee or other individuals to which authority has been delegated under the ESPP will administer and will have authority to interpret the terms of the ESPP and determine eligibility of participants. The entity that conducts the general administration of this ESPP (which is the Committee unless the board of directors assumes the authority for administration) is referred to herein as the “plan administrator.”

Eligibility

We expect that all of our employees and employees of any Designated Subsidiary will be eligible to participate in the ESPP, with certain exclusions as determined by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power of all classes of our stock.

Grant of Rights

Under the ESPP, participants will be offered the right to purchase shares of our common stock at a discount during one or more offering periods, which may be successive or overlapping and will be selected by the plan administrator in its sole discretion with respect to which rights will be granted to participants. The plan administrator will designate the terms and conditions of each offering in writing, including the offering period, and may change the duration and timing of offering periods in its discretion. However, in no event may an offering period be longer than 27 months in length.

Unless otherwise set forth in the ESPP or in an offering document, a participant may participate in the ESPP only by means of payroll deductions of up to a specified percentage of their eligible compensation. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the plan administrator in lieu of or in addition to payroll deductions. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any purchase period or offering period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted the right to purchase shares of our common stock. The right will expire at the end of the applicable offering period and will be exercised on each applicable purchase date during an offering period to the extent of the payroll deductions accumulated during the applicable purchase period. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock.

A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and such rights are generally exercisable only by the participant.

Purchase Price

The purchase price will be designated by the plan administrator, but, with respect to the Section 423 Component, will not be less than 85% of the fair market value of a share of our common stock on the applicable enrollment date or the applicable exercise date, whichever is lower.

Certain Transactions

In the event of certain transactions or events affecting our common stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring transactions or events, the plan administrator may provide for (i) either the termination of outstanding rights in exchange for cash or the replacement of outstanding rights with other rights or property, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation, or a parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods, or (v) the termination of all outstanding rights.

ESPP Amendment and Termination

The plan administrator may amend, suspend or terminate the ESPP at any time. However, shareholder approval will be required for any amendment that (i) increases the aggregate number or changes the type of shares subject to the ESPP or (ii) changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury Regulation § 1.423-2(c)(4). In the event that the plan administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the plan administrator may modify or amend the ESPP to reduce or eliminate those consequences. Upon termination of the ESPP, the balance in each participant’s plan account will be refunded as soon as practicable.

New Director Compensation Program

In connection with this offering, we anticipate that our board of directors will adopt a non-employee director compensation policy pursuant to which our non-employee directors will receive the following compensation in the form of cash and equity retainers as set forth below:

•	an annual restricted stock unit award under the 2026 Omnibus Incentive Plan with a grant date value of approximately $175,000;

•	an annual cash retainer of $90,000;

•	an additional annual cash retainer of $35,000 for service as the chair of the board of directors;

•	an additional annual cash retainer of $25,000 for service as the chair of a committee of the board of directors; and

•	an additional annual cash retainer of $10,000 for service as a member of a committee of the board of directors.

Each non-employee director may also elect to have the Company pay all or a portion of such director’s cash compensation in the form of shares of Company common stock in lieu of cash. Our non-employee directors will be reimbursed for expenses directly related to their activities as directors such as expenses incurred to attend meetings. The board of directors may revise the compensation arrangements for our directors from time to time.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of     , 2026, with respect to:

•	each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

•	each of our Named Executive Officers;

•	each member of our board of directors; and

•	all of our directors and executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on      shares of common stock outstanding as of     , 2026, after giving effect to the Stock Split.

Applicable percentage of beneficial ownership after this offering also assumes the foregoing and the issuance and sale by us of     shares of common stock (or      shares of common stock if the underwriters exercise in full their option to purchase additional shares).

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant; (2) the conversion of a security; (3) the power to revoke a trust, discretionary account or similar arrangement; or (4) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our Common Stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Applied Aerospace & Defense, Inc., 335 Quality Circle NW, Huntsville, AL 35806. The following table does not reflect any shares of our common stock that may be purchased pursuant to our directed share program described under “Underwriting—Directed Share Program.”

	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		% of Total Voting Power	Common Stock Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%	%	Shares	%	%
5% Stockholders:
AA&D Holdings, LP(1).
Directors and Named Executive Officers:
James William Ferguson, III
Kevin Bidlack
Jeff McRae
Christopher Rogers
David King
Noah Blitzer
Scott Goldstein

	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		% of Total Voting Power	Common Stock Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%	%	Shares	%	%
James Katzman
Susan Lynch
Jack Morris
Noah Roy
All directors and executive officers as a group (11 individuals)

*	Represents beneficial ownership of less than 1%.
(1)

AA&D Holdings is a Delaware limited partnership managed by affiliates of Greenbriar. GB Eagle GP, LLC (“GB Eagle GP”) is the general partner of AA&D Holdings. Greenbriar Equity Capital V, L.P. (“Greenbriar Equity Capital”) is the sole member of GB Eagle GP. Greenbriar Equity Capital is controlled by its general partner, Greenbriar Holdings V, LLC, which is managed by a board of managers (the “Board of Managers”). Voting and dispositive power of the securities held directly by AA&D Holdings is exercised by majority vote of the Board of Managers, which includes Noah Roy, who also serves as a member of the Company’s board of directors. The address of the foregoing persons is c/o Greenbriar Equity Group, L.P., 1 Greenwich Plaza, Greenwich, CT 06830.

Each of the executive officers and certain of the directors own an indirect interest in the Company through ownership of partnership units in AA&D Holdings. Following this offering and prior to expiration of the lock-up agreement with the representatives described elsewhere in this prospectus, we expect that a portion of such partnership interests in AA&D Holdings will be exchanged into shares of the Company, at which time the executive officers and certain of the directors will obtain beneficial ownership in the shares of common stock of the Company received upon such exchange.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus forms a part.

Agreements to be Entered in Connection with this Offering

Stockholders Agreement

In connection with this offering, we will enter into a stockholders agreement with our Principal Stockholder. The stockholders agreement will provide our Principal Stockholder the right to nominate to the Board a number of directors equal to at least: (i) all of the total number of directors comprising the Board, so long as our Principal Stockholder beneficially owns shares of common stock representing at least 40% of the total number of shares of common stock it owns as of the date of this offering, (ii) 40% of the total number of directors, in the event that our Principal Stockholder beneficially owns shares of common stock representing at least 30% but less than 40% of the total number of shares of common stock it owns as of the date of this offering, (iii) 30% of the total number of directors, in the event that our Principal Stockholder beneficially owns shares of common stock representing at least 20% but less than 30% of the total number of shares of common stock it owns as of the date of this offering, (iv) 20% of the total number of directors, in the event that our Principal Stockholder beneficially owns shares of common stock representing at least 10% but less than 20% of the total number of shares of common stock it owns as of the date of this offering and (v) one director, in the event that our Principal Stockholder beneficially owns shares of common stock representing at least 5% of the total number of shares of common stock it owns as of the date of this offering. In each case, our Principal Stockholder’s nominees must comply with applicable law and stock exchange rules. In addition, our Principal Stockholder shall be entitled to nominate the replacement for any of its Board nominees whose Board service terminates prior to the end of the director’s term, regardless of our Principal Stockholder’s beneficial ownership at that time. Our Principal Stockholder shall also have the right to have its nominees participate on committees of our Board proportionate to its voting power, subject to compliance with applicable law and stock exchange rules. The stockholders agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of our Principal Stockholder. The director nomination rights will terminate at such time as our Principal Stockholder beneficially owns less than 5% of the shares of common stock it beneficially owns as of the date of this offering. Further, the stockholders agreement provides our Principal Stockholder with information rights.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with our Principal Stockholder. Our Principal Stockholder will be entitled to request that we register its shares of capital stock on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations.” Our Principal Stockholder will be entitled to certain piggyback registration rights, subject to the restrictions in the Registration Rights Agreement. We will pay expenses in connection with the exercise of these rights and indemnify against certain liabilities that may arise under the Securities Act. The registration rights described in this paragraph apply to (1) shares of our common stock held directly or indirectly by our Principal Stockholder and its affiliates, and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the shares of common stock described in clause (1) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, subject to certain exceptions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities to whom such registration rights are transferred by our Principal Stockholder.

Other Related Party Transactions

Certain Transactions with Greenbriar

Our Principal Stockholder and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services.

Management Services Agreement

We are party, through our subsidiary Applied Aerospace Structures, Corp., to a Management Services Agreement, dated December 1, 2022, with our Principal Stockholder (the “Management Services Agreement”), pursuant to which we receive certain financial advisory and consulting services in relation to business, management, financial and strategic matters. As consideration for such services, the Management Services Agreement initially required us to pay our Principal Stockholder an annual fee of $500,000, which was increased pursuant to its terms to $1.0 million per annum, subject to annual adjustments. We have also agreed pursuant to the Management Services Agreement to reimburse our Principal Stockholder for any reasonable out-of-pocket expenses incurred by it or its affiliates in connection with the provision of their services. In each of the years ended December 31, 2023, 2024 and 2025, we incurred $1.0 million in fees payable to our Principal Stockholder under the Management Services Agreement. We expect to terminate the Management Services Agreement in connection with the consummation of this offering.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to      shares of our common stock, or   % of the shares being offered by this prospectus, to certain of our directors, officers, employees and others as part of a directed share program. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock. See “Underwriting—Directed Share Program” for additional information.

Policies and Procedures for Transactions with Related Parties

The audit committee of our Board will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions. We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Limitation of Liability and Indemnification of Officers and Directors

As discussed elsewhere in this prospectus, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the DGCL. For further information, see the section entitled “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Set forth below is a summary of certain provisions of the instruments evidencing our material indebtedness, prior to giving effect to the consummation of this offering and the transactions described in this prospectus. This summary does not purport to be complete and is qualified by reference to the Credit Agreement (as defined below) referred to herein, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The following summary should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company” and the consolidated financial statements and related notes included elsewhere in this prospectus.

Credit Facilities

On December 1, 2022 (the “Initial Closing Date”), AA&D Midco, Inc., a Delaware corporation (the “Borrower”) and an indirect wholly-owned subsidiary of the Company, and AA&D Parent, Inc., a Delaware corporation (“Holdings”) and a direct wholly-owned subsidiary of the Company, entered into a Credit Agreement (as amended by the First Amendment (as defined below), the Second Amendment (as defined below) and the Third Amendment (as defined below), the “Credit Agreement”) with Barings Finance LLC, as administrative agent and as collateral agent (in such capacities, the “Agent”) and the lenders party thereto.

The Credit Agreement initially provided for senior secured credit facilities in an aggregate amount of $150.0 million, consisting of an initial term loan facility in an aggregate principal amount of $130.0 million (the “Initial Term Loan Facility”) and a revolving credit facility in an aggregate principal amount of $20.0 million (the “Revolving Credit Facility”).

On October 1, 2024 (the “First Amendment Effective Date”), the Borrower, Holdings and the other subsidiaries of Holdings party thereto entered into the First Amendment to the Credit Agreement with the lenders party thereto and the Agent (the “First Amendment”). Under the First Amendment, the Borrower (i) incurred senior secured incremental term loans in an aggregate principal amount of approximately $137.8 million (the “First Amendment Incremental Term Loan Facility”), (ii) established a senior secured delayed draw term loan facility in an aggregate principal amount of $100.0 million (the “First Amendment Delayed Draw Term Loan Facility”), and (iii) increased the then outstanding commitments under the Revolving Credit Facility by approximately $20.0 million such that the aggregate commitments under the Revolving Credit Facility became $40.0 million.

On November 14, 2025 (the “Second Amendment Effective Date”), the Borrower, Holdings and the other subsidiaries of Holdings party thereto entered into the Second Amendment to the Credit Agreement with the lenders party thereto and the Agent (the “Second Amendment”). Under the Second Amendment, the Borrower (i) incurred senior secured incremental term loans in an aggregate principal amount of approximately $355.0 million (the “Second Amendment Incremental Term Loan Facility”), (ii) established a senior secured delayed draw term loan facility in an aggregate principal amount of $150.0 million (the “Second Amendment Delayed Draw Term Loan Facility”), and (iii) increased the then outstanding commitments under the Revolving Credit Facility by approximately $60.0 million such that the aggregate commitments under the Revolving Credit Facility became $100.0 million.

On March 2, 2026 (the “Third Amendment Effective Date”), the Borrower, Holdings and the other subsidiaries of Holdings party thereto entered into the Third Amendment to the Credit Agreement with the lenders party thereto and the Agent (the “Third Amendment”). Under the Third Amendment, the Borrower (i) incurred senior secured incremental term loans in an aggregate principal amount of $180.0 million (the “Third Amendment Incremental Term Loan Facility”; and together with the Initial Term Loan Facility, the First Amendment Incremental Term Loan Facility, the First Amendment Delayed Draw Term Loan Facility, the Second Amendment Incremental Term Loan Facility and the Second Amendment Delayed Draw Term Loan Facility, the “Term Loan Facilities”) and (ii) increased the then outstanding commitments under the Revolving Credit Facility by approximately $25.0 million such that the aggregate commitments under the Revolving Credit Facility became $125.0 million.

As of March 31, 2026, the Borrower has (i) $78.9 million of commitments available to be drawn under the Revolving Credit Facility. As of March 31, 2026, the aggregate principal amount of term loans (including delayed draw term loans) outstanding under the Credit Agreement was $971.7 million.

Interest Rates and Fees

Borrowings under the Credit Agreement accrue interest at a rate based on either (i) SOFR or (ii) an alternate Base Rate, in each case plus an applicable margin. The applicable margin for SOFR loans and Base Rate loans is determined by reference to a pricing grid based on the first lien net leverage ratio of the Borrower group, as set forth in the Credit Agreement. As of December 31, 2025, the applicable margin was 4.50% per annum for SOFR loans and 3.50% per annum for Base Rate loans. Thereafter, the margin may step down based on improvements in the first lien net leverage ratio.

In addition, the Borrower is required to pay commitment fees on the outstanding Revolving Credit Facility commitments, in an amount equal to 0.50% of such unused amounts (which percentage may also step down based on improvements in the first lien net leverage ratio of the Borrower group) pursuant to the terms of the Credit Agreement.

Prepayments

The Credit Agreement allows the Borrower to make optional prepayments on the Term Loan Facilities at any time, subject to minimum amounts and notice requirements, with a 1.00% prepayment premium applying if such loans are prepaid or assigned within one year of the Second Amendment Effective Date (with certain exceptions, such as prepayments in connection with a qualified IPO, lender-participated refinancings, declined amounts, transformative acquisitions or changes of control); after the first anniversary of the Second Amendment Effective Date, no premium applies. Mandatory prepayments are required from asset sale proceeds, excess cash flow and certain debt issuances, with leverage-based step-downs and thresholds with respect to excess cash flow, thresholds with respect to asset sale proceeds, and lenders may generally opt out of receiving such prepayments except for those from debt proceeds. Borrowings under the Revolving Credit Facility may be prepaid at any time without premium or penalty, but must be repaid if exposures exceed commitments or upon facility termination, and all prepayments must include accrued interest.

Maturity and Amortization

The facilities under the Credit Agreement each mature on December 1, 2030. The Term Loan Facilities are subject to scheduled quarterly amortization payments equal to 0.25% of the aggregate principal amount of the respective term loans, with the remaining principal due at maturity. The Revolving Credit Facility does not amortize and is payable in full on the maturity date.

Guarantees and Security

The obligations of the Borrower under the Credit Agreement are guaranteed by Holdings and by certain direct and indirect subsidiaries of Holdings. The guarantees are joint and several.

The facilities under the Credit Agreement are secured by a first priority perfected security interest in substantially all of the assets of Holdings, the Borrower and the other guarantors, including all personal property and material real property, equity interests in the Borrowers and their subsidiaries (subject to certain limitations for foreign subsidiaries and other customary exceptions) and intellectual property, accounts receivable, inventory, equipment, and other tangible and intangible assets. The security interests are subject to certain exceptions and permitted liens as set forth in the Credit Agreement and related security documents.

Covenants and Events of Default

The Credit Agreement contains customary affirmative and negative covenants. The negative covenants restrict the Borrowers’ and their subsidiaries’ ability, among other things, to (subject to certain exceptions, baskets and thresholds set forth in the Credit Agreement):

•	incur additional indebtedness;

•	create liens on their assets;

•	make certain investments and acquisitions;

•	pay dividends or make other restricted payments;

•	merge, consolidate, or sell all or substantially all of their assets;

•	dispose of and pledge certain of their assets;

•	enter into transactions with affiliates;

•	materially alter the business they conduct or change their fiscal year; and

•	make certain prepayments of subordinated or junior indebtedness.

The Credit Agreement also includes a springing financial covenant requiring compliance with a maximum first lien net leverage ratio if the Revolving Credit Facility is drawn over a certain threshold, tested as set forth in the Credit Agreement.

The Credit Agreement includes customary events of default, including: non-payment of principal, interest or other amounts; breach of covenants; cross-defaults to other material indebtedness; certain bankruptcy or insolvency events; and the occurrence of a change of control. Upon an event of default, the lenders may accelerate the maturity of the loans and exercise remedies with respect to the collateral.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of    shares of common stock, par value $0.01 per share, and    shares of undesignated preferred stock, par value $0.01 per share. As of    , 2026, we had     shares of common stock outstanding held by one stockholder of record and no shares of preferred stock outstanding. After the Stock Split and the consummation of this offering, we expect to have    shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares and no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

On the completion of this offering and under our amended and restated certificate of incorporation, our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and the DGCL contains, provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Classified Board

Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our amended and restated certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have eight members. In addition, from and after the time when Greenbriar or its affiliated companies beneficially owns, in the aggregate, less than 40.0% of the voting power of our outstanding shares of capital stock, directors may only be removed from the board of directors for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, from and after the time when Greenbriar or its affiliated companies beneficially owns, in the aggregate, less than 40.0% of the voting power of our outstanding shares of capital stock, our stockholders may not take action by written consent unless such action is recommended by all directors then in office, but may only take action at annual or special meetings of our stockholders; provided, however, that any action required or permitted to be taken by the holders of preferred stock may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Greenbriar and its affiliated companies beneficially owns, in the aggregate, at least 40.0% of the voting power of our outstanding shares of capital stock, special meetings of our stockholders shall also be called by our Board or the chairman of our Board at the request of Greenbriar and its affiliated companies. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation will provide that (i) prior to the date on which Greenbriar and its affiliated companies cease to beneficially own in the aggregate (directly or indirectly) 40.0% of the voting power of our outstanding shares of capital stock, any director may be removed with or without cause with the affirmative vote of stockholders representing a majority of the voting power of the then outstanding shares of voting stock, at a meeting of our stockholders called for that purpose and (ii) on and after the date on which Greenbriar and its affiliated companies cease to beneficially own in the aggregate (directly or indirectly) 40.0% of the voting power of our outstanding shares of capital stock, directors may only be removed for cause and only upon the affirmative vote of stockholders representing at least 66 2/3% of the voting power of the then outstanding shares of voting stock, at a meeting of our stockholders called for that purpose. In addition, our amended and restated certificate of incorporation will provide that, subject to the stockholders agreement and the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by stockholders; provided, however, subject to the stockholders agreement, from and after the date on which Greenbriar and its affiliated companies cease to beneficially own in the aggregate (directly or indirectly) 40.0% of the voting power of our outstanding shares of capital stock, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Approval Requirements

Our amended and restated certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the DGCL and our amended and restated certificate of incorporation. For as long as Greenbriar and its affiliated companies beneficially own, in the aggregate, at least 40.0% of the voting power of our outstanding shares of capital stock, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Greenbriar and its affiliated companies beneficially own, in the aggregate, less than

40.0% of the voting power of our outstanding shares of capital stock, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our common stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that at any time when Greenbriar and its affiliated companies beneficially own, in the aggregate, less than 40.0% of the voting power of our outstanding shares of capital stock, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold that would apply if Greenbriar and its affiliated companies beneficially own, in the aggregate, 40.0% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

•	The provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	The provisions providing for a classified Board (the election and term of our directors);

•	The provisions regarding resignation and removal of directors;

•	The provisions regarding entering into corporate opportunities and business combinations with interested stockholders;

•	The provisions relating to choice of forum and the interpretation of our amended and restated certificate of incorporation;

•	The provisions regarding stockholder action by written consent;

•	The provisions regarding calling special meetings of stockholders;

•	The provisions regarding filling vacancies on our Board and newly created directorships;

•	The provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	The amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding Common Stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining our outstanding Common Stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (iii) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	Prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

•

Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares.

•

At or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our Company for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that Greenbriar or any of its affiliated companies, any direct or indirect transferees of Greenbriar or any of its affiliated companies or any other person with whom any of the foregoing are acting as a group or in concert, do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law or the Securities Act, as applicable, for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Alternatively, if a court were to find any of the forum selection provisions contained in our certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate such action in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of Greenbriar, its affiliated companies and Exempted Persons (as defined in our amended and restated certificate of incorporation) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Greenbriar, its affiliated companies and Exempted Persons (as defined in our amended and restated certificate of incorporation) acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a person in his or her capacity as a director or officer of the Company; offered to, or acquired by, a person while he or she is a full-time employee of the Company; or that has been developed using the confidential information of the Company or any of its subsidiaries. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director and officer, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director or officer.

Our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Fidelity Stock Transfer Solutions LLC. The transfer agent’s address is 245 Summer Street, Boston, MA 02210 and its phone number is (617) 563-5800.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “AADX.”

SHARES AVAILABLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Based on the number of shares of our common stock outstanding as of    , 2026, after giving effect to the Stock Split and the consummation of this offering, we will have     shares of our common stock outstanding, assuming no exercise by the underwriters of their option to purchase additional shares.

Of the shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below.

The remaining shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined under Rule 144, or certain shares sold pursuant to our directed share program that are subject to “lock-up” restrictions as described under “—Lock-up Agreements” below and in the section titled “Underwriting—Directed Share Program,” and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701, which are summarized below.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2026 Omnibus Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by this registration statement will generally be eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.

Lock-up Agreements

We, our executive officers, our directors and other stockholders owning all of our common stock prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we and they will not, subject to certain exceptions, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock (including any shares purchased by any of our directors or officers pursuant to the directed share program) during the period starting on the date of this prospectus and ending at 4:00 PM, Eastern Time, on the first Trading Day on or after the 180th Day after the date of this prospectus, or, if the 180th Day is not a Trading Day, immediately after 4:00 PM, Eastern Time, on the last Trading Day immediately preceding the 180th Day. The lock-up restrictions are described in more detail under “Underwriting.”

Following the lock-up periods set forth in the agreements described above and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

Registration Rights Agreement

In connection with this offering, we will enter into a registration rights agreement with our Principal Stockholder, which will provide customary demand and piggyback registration rights. The registration rights agreement will also provide that we will pay customary expenses relating to such registrations and indemnify against certain liabilities that may arise under the Securities Act. See “Certain Relationships and Related Party Transactions—Agreements to be Entered in Connection with this Offering—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (i) 1% of the number of shares of our common stock outstanding, which will equal approximately    shares immediately after this offering; and (ii) the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2026 Omnibus Incentive Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements, if applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their purchase, ownership and disposition of shares of our common stock issued pursuant to this offering. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not or is not treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)) have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described herein.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a non-U.S. holder in light of that non-U.S. holder’s particular circumstances, nor does it address any non-income tax consequences, such as estate or gift tax consequences, and any aspects of U.S. state, local or non-U.S. taxation, including the application or impact of any tax treaties or the base erosion and anti-abuse tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder, including the impact of the Medicare contribution tax on net investment income and any minimum tax, and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to, holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt or governmental organizations, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities in which all of the interests of which are held by qualified foreign pension funds, “qualified shareholders” (within the meaning of Section 897(k)(3) of the Code) or investors therein, U.S. expatriates and former long-term residents of the United States, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, holders holding our common stock as part of a hedge, straddle, constructive sale, synthetic security or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, foreign controlled foreign corporations and passive foreign investment companies.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

As described above in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends on our common stock for the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be applied against and reduce the non-U.S. holder’s basis in its common stock (but not below zero). Any remaining excess will be treated as capital gain from the sale or exchange of such common stock and subject to the tax treatment described below in “—Gain on Sale, Exchange or other Taxable Disposition of Our common stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Subject to any backup withholding or FATCA withholding (each discussed below), dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% U.S. federal withholding tax described above if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same regular U.S. federal income tax rates applicable to United States persons. Any U.S. effectively connected dividends of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

To claim a reduction or exemption from the U.S. federal withholding tax described above, a non-U.S. holder generally will be required to provide (i) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence, or (ii) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale, Exchange or Other Taxable Disposition of Our common stock

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless:

•

The gain is effectively connected with a U.S. trade or business of the non-U.S. holder, and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case such gain will be taxed at the regular U.S. federal income tax rates applicable to United States persons and the non-U.S. holder will be required to file a U.S. federal income tax return. If the non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, the branch profits tax described above in “—Distributions on Our Common Stock” also may apply;

•

The non-U.S. holder is an individual who is treated as present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States); or

•

Our common stock constitutes a “United States real property interest” because we are, or have been, at any time during the five-year period ending on the date of such disposition (or the non-U.S. holder’s holding period of our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a United States real property holding corporation only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we currently are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. Even if we are or become a United States real property holding corporation, provided that our common stock is “regularly traded,” as defined by applicable U.S. Treasury Regulations, on an established securities market during the calendar year in which the sale or other taxable disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the sale or other taxable disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the sale or other taxable disposition at the regular U.S. federal income tax rates applicable to United States persons. No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We (or an applicable agent or intermediary) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions, regardless of whether such distributions constitute dividends or whether any tax was actually withheld, on our common stock paid to such holder and the tax withheld, if any, with respect to such distribution. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. A non-U.S. holder will have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form); provided the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person.

Information reporting and backup withholding will generally apply to the proceeds of a sale or other taxable disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of sale or other taxable disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, for information reporting purposes, a sale or other taxable disposition effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to a sale or other taxable disposition effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, or may entitle such holder to a refund from the IRS, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the proposed U.S. Treasury Regulations discussed below, the gross proceeds from a sale or other disposition of, our common stock paid to (i) a “foreign financial institution” (as defined in the Code), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners or otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the United States and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

Proposed U.S. Treasury Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock and may be relied upon by taxpayers until final U.S. Treasury Regulations are issued. We will not pay additional amounts or “gross up” payments to non-U.S. holders as a result of any withholding or deduction for taxes imposed under FATCA, if applicable. Under certain circumstances, certain non-U.S. holders might be eligible for refunds or credits of such taxes.

Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING ITS PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Morgan Stanley & Co. LLC, Jefferies LLC, BofA Securities, Inc. and RBC Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Jefferies LLC
BofA Securities, Inc.
RBC Capital Markets, LLC
Guggenheim Securities, LLC
Robert W. Baird & Co., Incorporated
Stifel, Nicolaus & Company, Incorporated
Nomura Securities International, Inc.
WR Securities, LLC
Academy Securities, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional     shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase     additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters may offer and sell the shares to the public through one or more of their respective affiliates or other registered broker-dealers or selling agents.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $  . We have agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”)-related expenses incurred by them in connection with this offering in an amount up to $     . The underwriters have agreed to reimburse certain of our expenses in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we will not, and will not publicly disclose an intention to, during the period starting on the date of this prospectus and ending at 4:00 PM, Eastern Time, on the first Trading Day on or after the 180th Day after the date of this prospectus, or, if the 180th Day is not a Trading Day, immediately after 4:00 PM, Eastern Time, on the last Trading Day immediately preceding the 180th Day (the “lock-up period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap, loan or other arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward or any other derivative transaction or instrument, however described or defined) that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) file or confidentially submit any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, provided that any confidential or non-public submissions to the SEC of any registration statements under the Securities Act may be made (including in connection with the exercise of any registration rights described herein), and any preparations related thereto may be made, if no public announcement of such confidential or non-public submission will be made during the lock-up period and no such confidential or non-public submission will become a publicly filed registration statement during the lock-up period.

The restrictions above will not apply to:

(A) the shares of common stock to be sold in this offering;

(B) the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus as described herein;

(C) grants of any options, restricted stock, restricted stock units or other equity awards and the issuance of shares of common stock or securities convertible into or exercisable for shares of common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to any employee benefit or stock-based compensation plan or agreement described herein;

(D) the filing of a registration statement on Form S-8 to register common stock issuable pursuant to any employee benefit plans, qualified stock option plans, or other employee compensation plans, described herein or any assumed benefit plan pursuant to an acquisition or similar strategic transaction contemplated by clause (F) below;

(E) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of ours pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the lock-up period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by us regarding the establishment of such plan, such announcement or filing will include a statement to the effect that no transfer of common stock may be made under such plan during the lock-up period;

(F) the sale or issuance by us of shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or the entrance into an agreement to issue common stock or any securities convertible into, or exercisable or exchangeable for, common stock, in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity and the filing of a registration statement on Form S-4 or other appropriate form required by the Securities Act and any amendments thereto in connection therewith; provided that the aggregate number of shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock that we may issue or agree to issue pursuant to this clause (F) will not exceed 10.0% of the total number of shares of common stock outstanding immediately following the issuance of the shares of common stock to be sold in this offering; and provided, further, that the recipients thereof provide to the representatives a lock-up agreement if such recipient has not already delivered one;

(G) the withholding of common stock by us in connection with the vesting, settlement or exercise of equity awards, including for the payment of exercise price and tax, remittance and other obligations due as a result of vesting, settlement or exercise of equity awards (in each case, whether by way of “net” or “cashless” exercise, “net settlement” or otherwise) or in connection with the conversion of convertible securities; or

(H) the issuance by us of shares of common stock in connection with the Stock Split.

Our executive officers, our directors and other stockholders owning all of our common stock prior to this offering (such persons, collectively, the “lock-up parties”) have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC, he, she or it will not, and will not cause any direct or indirect affiliate to, and will not publicly disclose an intention to, during the lock-up period, (1) offer, pledge, hypothecate or grant any security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the lock-up party or any other securities so owned that are convertible into or exercisable or exchangeable (directly or indirectly) for, or that represent the right to receive, shares of common stock, including, without limitation, our preferred stock or securities which may be issued upon exercise of stock options, restricted stock units or warrants (collectively, the “Other Securities”), or (2) enter into any swap, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or Other Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or Other Securities, in cash or otherwise (a “Swap”).

The restrictions in the immediately preceding paragraph will not apply to the transfer of shares of common stock or Other Securities:

(i) as a bona fide gift or to a charitable organization or educational institution or for bona fide estate planning purposes;

(ii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or any immediate family member of the lock-up party;

(iii) to a trust, partnership, limited liability company or other entity for the direct or indirect benefit of the lock-up party and/or any immediate family member of the lock-up party;

(iv) by operation of law pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, or related court order related to the distribution of assets in connection with the dissolution of a marriage or civil union;

(v) to a corporation, partnership, limited liability company or other entity of which the lock-up party or any immediate family member is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi) if the lock-up party is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (vi) above;

(viii) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, to any shareholder, current or former partners, limited partner, manager, equityholder, or member of, or owner of a similar equity interest in, the lock-up party, as the case may be;

(ix) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity so long as the transferee is an affiliate of the lock-up party, or to any investment fund or other entity which fund or entity controls, is controlled by, manages, is managed by or is under common control with the lock-up party (including, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership and, if the lock-up party is a trust, to a trustor or beneficiary of the trust) or affiliates of the lock-up party, or (B) as part of a distribution or other transfer or distribution to general or limited partners, members or shareholders of, or other holders of equity interest in, the lock-up party, or to the estate, nominee or custodian of any such general or limited partners, members, shareholders or other holders of equity interests;

(x) that the lock-up party may (A) purchase from the underwriters in this offering (if the lock-up party is not one of our officers or directors) or (B) acquire in open market transactions after the completion of this offering, provided that no public disclosure or filing under the Exchange Act will be voluntarily made reporting a reduction in beneficial ownership in connection with subsequent sales of shares of common stock or Other Securities acquired in this offering or in such open market transactions;

(xi) in connection with the exercise, conversion, vesting or settlement of options, restricted stock, restricted stock units, warrants or other rights to purchase shares of common stock or Other Securities (including, in each case, by way of “net” or “cashless” exercise, “net settlement” or otherwise), including any transfer to us or sale in an open market transaction for the payment of exercise price or tax withholdings or remittance payments due as a result of the exercise, conversion, vesting or settlement of such options, restricted stock, restricted stock units, warrants or rights; provided that any shares of common stock or Other Securities received as a result of such exercise, conversion, vesting or settlement will remain subject to the terms of the lock-up agreement; and provided, further, that any such options, restricted stock, restricted stock units, warrants or rights are held by the lock-up party pursuant to an agreement or equity award granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described herein;

(xii) pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction that is approved by our Board and made to all holders of our capital stock after this offering involving a Change of Control (as defined below) of us (for purposes hereof, “Change of Control” means any bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction, in one transaction or a series of related transactions, the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us or our subsidiaries, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% or more of the total voting power of our voting stock (or of the surviving entity)) (including, without limitation, the entering into any lock-up, voting or similar agreement pursuant to which the lock-up party may agree to transfer, sell, tender or otherwise dispose of shares of common stock or Other Securities or other such securities in connection with such transaction, or vote any shares of common stock or Other Securities or other such securities in favor of any such transaction), provided that in the event that such tender offer, merger, amalgamation, consolidation or other similar transaction is not completed, the lock-up party’s shares of common stock and Other Securities will remain subject to the provisions of the lock-up agreement;

(xiii) to us in connection with (A) the termination of the lock-up party’s employment with us, (B) the lock-up party’s death or disability or (C) pursuant to agreements under which we have the option to repurchase such shares of common stock or Other Securities;

(xiv) in connection with the conversion, exchange or reclassification of any Other Securities into shares of common stock, or any conversion, exchange or reclassification of the common stock, including the Stock Split, provided that any such shares of common stock received upon such conversion, exchange or reclassification will be subject to the provisions of the lock-up agreement; or

(xv) with the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC;

provided, however, that in any such case, it will be a condition to such transfer that:

•

in the case of any transfer pursuant to clauses (i) through (ix) above, each transferee agrees in writing to be bound by substantially the same terms described in the lock-up agreement to the extent and for the duration that such terms remain in effect at the time of such transfer (as if such transferee had been an original signatory hereto);

•	in the case of any transfer pursuant to clauses (i) through (iii), (v) through (ix) and (xiv) above, such transfer will not involve a disposition for value; and

•

in the case of any transfer pursuant to clauses (i) through (ix), (xi) and (xiii)(C) above, prior to the expiration of the lock-up period, it will be a condition to such transfer that no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) will be made voluntarily during the lock-up period, and if the lock-up party is required to file a report under the Exchange Act reporting a change in beneficial ownership of shares of common stock or Other Securities during the lock-up period, the lock-up party will include a statement in such report indicating the circumstances of such transfer and, in the case of a transfer pursuant to clauses (i) through (ix), that the transferee has agreed to be bound by the terms of the lock-up agreement.

Each lock-up party has also agreed that, to the extent such lock-up party has any demand and/or piggyback registration rights pursuant to any registration rights agreement described herein, such lock-up party may notify us privately during the lock-up period that such lock-up party is or will be exercising his, her or its registration rights under any such registration rights agreement following the expiration of the lock-up period and undertake preparations related thereto during the lock-up period; provided that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC, the foregoing notification and/or preparations do not request, require or result in the public filing of a registration statement with the SEC or any other public announcement of such proposed registration by the lock-up party, us or any third party during the lock-up period (and no such filing, public announcement or activity will be voluntarily made or taken by the lock-up party, us or any third party during the lock-up period).

Furthermore, notwithstanding the restrictions imposed by any lock-up agreement, each lock-up party may establish or amend a written trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer of shares of common stock or Other Securities, provided that such plan does not provide for any transfers of shares of common stock or Other Securities during the lock-up period other than as permitted by the lock-up agreement and any required public disclosure, announcement or filing under the Exchange Act made by us or any person regarding the establishment or amendment of such plan during the lock-up period will include a statement that the lock-up party is not permitted to transfer, sell or otherwise dispose of securities under such plan during the lock-up period in contravention of the lock-up agreement, and no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, will be voluntarily made regarding the establishment or amendment of such plan during the lock-up period.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our shares of common stock on the NYSE under the symbol “AADX.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and/or their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain affiliates of Jefferies LLC are lenders under our Credit Agreement and will receive a portion of the proceeds from this offering that are used to repay amounts outstanding thereunder.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and instruments of the issuer (directly, as collateral securing other obligations or otherwise) and persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in this offering. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education and/or other independent equity research services in connection with this offering.

Directed Share Program

At our request, the underwriters have reserved up to     shares of our common stock, or   % of shares of common stock to be issued by us and offered by this prospectus (excluding the additional shares that the underwriters have an option to purchase), for sale, at the initial public offering price, to certain of our directors, officers, employees and others. Eligible participants must reside in the United States and be at least 18 years of age. Management will provide the list of prospective participants to Morgan Stanley & Co. LLC, an underwriter in this offering, who will administer the directed share program.

We cannot provide any assurance that any eligible participant will receive an invitation or will receive an allocation in the directed share program. Prospective participants must submit required documentation to the program administrator. If the directed share program is oversubscribed, allocations will be made at the discretion of management to eligible participants that indicated an interest in purchasing. The program administrator will notify each participant of his or her respective share allocation, along with the total purchase price due upon confirmation of participation. The shares under the directed share program will be allocated following pricing and settlement in the same manner as the shares sold to the general public.

Any shares sold in the directed share program to our directors or officers who have entered into lock-up agreements described above will be subject to the provisions of such lock-up agreements. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify Morgan Stanley & Co. LLC against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the directed share program.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of common stock may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall result in a requirement for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

This prospectus has been prepared on the basis that the offering of the shares of common stock falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

Each underwriter has represented and agreed that it has not made and will not make an offer of shares of common stock which are the subject of this prospectus to the public in the United Kingdom, except that it may make an offer:

•	at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

•

at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the United Kingdom subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

•	at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer of shares of common stock” to the public in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock.

Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of common stock may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the shares of common stock be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Japan

The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any shares of common stock recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of shares of common stock in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the shares of common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, FINMA, and the offer of shares of common stock has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of common stock.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Various legal matters related to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Consolidated Boring Inc. as of and for the year ended December 31, 2025 included in this prospectus have been so included in reliance on the report of Barnes, Dennig & Co., Ltd., an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at https://appliedaero.space/. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Applied Aerospace & Defense, Inc.

Unaudited Condensed Consolidated Financial Statements of Applied Aerospace & Defense, Inc.

Audited Consolidated Financial Statements of Consolidated Boring Inc.

F-i

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Applied Aerospace & Defense, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Applied Aerospace & Defense, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, shareholder’s equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2025.

Philadelphia, PA

March 16, 2026

Applied Aerospace & Defense, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$15,475	$27,466
Accounts receivable, net	71,386	51,337
Contract assets	140,817	110,567
Inventories	57,375	50,494
Prepaid expenses and other current assets	6,521	5,101

Total current assets	291,574	244,965
Property, plant and equipment, net	119,777	116,609
Goodwill	342,491	332,965
Intangible assets, net	199,672	215,934
Other assets	45,787	39,319

Total assets	$999,301	$949,792

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$37,894	$33,649
Contract liabilities	21,550	32,000
Accrued expenses and other current liabilities	26,342	25,718
Revolving line of credit	—	15,000
Current portion of long-term debt	7,068	5,678
Current portion of finance lease liabilities	1,628	1,496

Total current liabilities	94,482	113,541
Long-term debt, net	626,975	554,947
Finance lease liabilities, net of current portion	30,405	31,177
Deferred income taxes	35,184	34,479
Other non-current liabilities	52,791	49,803

Total liabilities	839,837	783,947
Shareholder’s equity:
Common shares, $0.01 par value; 200 shares authorized, 149 and 101 shares issued and outstanding at December 31, 2025 and 2024	—	—
Additional paid-in capital	223,147	212,276
Accumulated deficit	(63,037)	(46,013)
Accumulated other comprehensive loss	(646)	(418)

Total shareholder’s equity	159,464	165,845

Total liabilities and shareholder’s equity	$999,301	$949,792

The accompanying notes are an integral part of these consolidated financial statements.

Applied Aerospace & Defense, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Years Ended December 31,
	2025	2024
Revenue	$498,763	$399,790
Cost of goods sold	359,384	301,715

Gross profit	139,379	98,075
Selling, general, and administrative expenses	54,447	41,748
Intangible asset amortization expense	26,063	23,461

Operating income	58,869	32,866
Interest expense, net	72,806	63,705

Loss before income taxes	(13,937)	(30,839)
Income tax expense	3,087	3,927

Net loss	$(17,024)	$(34,766)

Other comprehensive loss:
Net loss from postretirement benefit plans	(228)	(275)

Comprehensive loss	$(17,252)	$(35,041)

Net loss per share – basic and diluted	$(170,240)	$(347,660)
Weighted average shares outstanding – basic and diluted	100	100

The accompanying notes are an integral part of these consolidated financial statements.

Applied Aerospace & Defense, Inc.

Consolidated Statements of Shareholder’s Equity

(in thousands, except share data)

	Common Shares			Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	Shares	Amount	Additional Paid-in Capital
Balance as of December 31, 2023	100	$—	$289,293	$(11,247)	$(143)	$277,903
Net loss				(34,766)		(34,766)
Other comprehensive loss, net of tax					(275)	(275)
Share-based compensation expense			483			483
Capital contributions	1	—	2,500			2,500
Distributions paid			(80,000)			(80,000)

Balance as of December 31, 2024	101	$—	$212,276	$(46,013)	$(418)	$165,845
Net loss				(17,024)		(17,024)
Other comprehensive loss, net of tax					(228)	(228)
Share-based compensation expense			810			810
Reclassification of liability to equity share-based compensation			5,061			5,061
Capital contributions	48	—	5,000			5,000

Balance as of December 31, 2025	149	$—	$223,147	$(63,037)	$(646)	$159,464

The accompanying notes are an integral part of these consolidated financial statements.

Applied Aerospace & Defense, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(17,024)	$(34,766)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	39,420	35,222
Share-based compensation expense	3,210	2,535
Non-cash interest expense of debt discount and issuance costs	6,466	3,778
Deferred income taxes	(274)	(4,708)
Net changes in operating assets and liabilities, excluding the effects of acquisitions:
Accounts receivable, net	(19,565)	(6,175)
Contract assets	(29,582)	4,518
Inventories	(6,484)	(2,959)
Prepaid expenses and other assets	(6,651)	563
Accounts payable	5,532	3,986
Contract liabilities	(12,393)	3,318
Accrued expenses and other current liabilities	6,421	(1,953)
Operating lease right-of use assets and liabilities	1,983	1,290

Net cash (used in) provided by operating activities	(28,941)	4,649

Cash flows from investing activities:
Purchases of property and equipment	(17,433)	(14,878)
Payment for acquisitions, net of cash acquired	(10,351)	(34,268)

Net cash used in investing activities	(27,784)	(49,146)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of discount	433,336	134,769
Repayments of long-term debt	(365,389)	(20,190)
Proceeds from revolving line of credit	27,000	8,000
Repayments of revolving line of credit	(42,000)	—
Payment of third-party debt issuance costs	(952)	(3,082)
Payments on finance lease liabilities	(1,010)	(1,334)
Payments on equipment financing obligations	(1,251)	(506)
Payment of contingent consideration	(5,000)	—
Distributions paid	—	(80,000)

Net cash provided by financing activities	44,734	37,657

Net decrease in cash and cash equivalents	(11,991)	(6,840)
Cash and cash equivalents, beginning of period	27,466	34,306

Cash and cash equivalents, end of period	$15,475	$27,466

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$9,425	$7,056
Cash paid for interest	62,743	62,561

The accompanying notes are an integral part of these consolidated financial statements.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

1.	Organization and Nature of the Business

Applied Aerospace & Defense, Inc. (the “Company”) specializes in providing advanced engineering and vertically integrated manufacturing solutions for leading and next-generation space and defense technology companies. The Company builds complex hardware for extreme operating environments, combining deep material science and IP-enabled process expertise with the ability to enable rapid prototyping, enhance new product development, and responsively scale production. The Company operates various manufacturing locations throughout the United States. As of December 31, 2025, the Company was wholly owned by AA&D Holdings, LP (“AA&D Holdings”).

Combination Transaction

On November 14, 2025, AA&D Holdings completed a merger with Rotor Topco, LP (“Rotor Topco”), pursuant to the Agreement and Plan of Merger (the “Combination”). Upon completion of the Combination, all outstanding units of Rotor Topco were automatically converted into units of AA&D Holdings and all of Rotor Topco’s existing subsidiaries became subsidiaries of the Company, resulting in the combination of the businesses previously operating as Applied Aerospace Structures Corporation (“AASC”) and PCX Aerostructures, LLC (“PCX”). The Combination was accounted for as a common control transaction as both AA&D Holdings and Rotor Topco were under the common control of Greenbriar Equity Fund V, L.P. (“Greenbriar”).

Innovative Composite Engineering Acquisition

On October 1, 2024, the Company completed its acquisition of Innovative Composite Engineering, LLC (the “ICEL Acquisition”), which expands the range of solutions offered by the Company and increases the Company’s ability to use carbon fiber technology to deliver lightweight, durable, and technically complex composite solutions. Refer to Note 4, Business Combinations, for additional information about the Company’s acquisition of ICEL.

NeXolve Acquisition

On March 4, 2025, the Company completed its acquisition of NeXolve Holdings, LLC (the “NeXolve Acquisition”), bringing deployable space technology and advanced polymer expertise to the Company. Refer to Note 4, Business Combinations, for additional information about the Company’s acquisition of NeXolve.

Unless specifically noted otherwise, as used throughout these consolidated financial statements, “the Company” refers to the business, operations and financial results of the Company and its wholly owned subsidiaries. Refer to Note 2, Summary of Significant Accounting Policies - Basis of Presentation and Use of Estimates, for further details on the presentation of the accompanying financial statements as a result of the Combination, as well as the ICEL and NeXolve Acquisitions.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation and combination.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). References to Financial Accounting Standards Board (“FASB”) standards are made to the FASB Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”).

The historical periods included in the accompanying consolidated financial statements have been retrospectively combined to reflect the Combination between the subsidiaries of Rotor Topco and AA&D Holdings that are consolidated by the Company, as discussed in Note 1, Organization and Nature of the Business. The assets, liabilities, equity, revenues, and expenses of the combining entities have been presented on a combined basis for all periods presented using historical carrying amounts.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Business Combinations

The Company initially assesses each acquisition to determine whether it qualifies as a business combination or should be treated as an asset acquisition for accounting purposes. If the acquired set of activities and assets does not meet the definition of a business, as defined by GAAP, the transaction is accounted for as an asset acquisition using the cost accumulation method.

If the acquired set of activities and assets meets the definition of a business, the Company applies the acquisition method of accounting and accounts for the transaction as a business combination. In a business combination, assets acquired and liabilities assumed are generally recorded at their respective fair values as of the acquisition date. The excess of the purchase price over the fair value of the acquired net assets, if applicable, is recorded as goodwill. In a business combination, the operating results of the acquired business are included in the Company’s Consolidated Statements of Operations and Comprehensive Loss, beginning on the closing date of the acquisition. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Significant judgment is involved in determining the fair value assigned to assets acquired and liabilities assumed in a business combination, as well as the estimated useful lives of assets. These estimates can materially affect the Company’s Consolidated Statements of Operations and Comprehensive Loss and Consolidated Balance Sheets. The fair value of intangible assets are determined using information available as of the acquisition date and are based on estimates and assumptions that are deemed reasonable by management. Significant estimates and assumptions include but are not limited to revenue growth, projected margins, useful lives of intangible assets, and the discount rate used to calculate the present value of expected future cash flows.

The Company may be required to pay additional consideration related to business combinations if certain milestones are achieved or other contractual conditions are fulfilled. The Company recognizes this obligation as a contingent consideration liability measured at fair value within Accrued expenses and other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets. The determination of fair value requires significant management judgment and involves the review of key assumptions such as projected revenues. In each reporting period after the acquisition, the Company revalues the contingent consideration liability and records increases or decreases in the fair value of the liability on the Consolidated Statements of Operations and Comprehensive Loss.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

While the Company uses its best estimates and assumptions to accurately value assets acquired, liabilities assumed, and the consideration transferred as of the acquisition date, estimates are inherently uncertain and may require adjustment. Additionally, following the acquisition date, there may be adjustments to the purchase price for net working capital and other post-closing adjustments. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired, liabilities assumed, or the measurement of the consideration transferred with a corresponding offset to goodwill. After the measurement period ends, any subsequent adjustments are recorded in the Consolidated Statements of Operations and Comprehensive Loss in the period in which they are identified.

Further details are provided in Note 4, Business Combinations and Note 5, Fair Value Measurements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates their estimated fair value due to their short maturities. At December 31, 2025 and 2024, and at various times throughout the years then ended, the Company had deposits in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Concentration of Credit Risk

The Company currently generates a majority of its revenue from customers in the aerospace and defense industry. For the year ended December 31, 2025, the Company had 3 customers that generated greater than 10% of the Company’s revenues, and these customers collectively comprised 59% of the Company’s total revenues during the year. As of December 31, 2025, these 3 customers accounted for 60% of accounts receivable. For the year ended December 31, 2025, the Company had revenues from Customer A, Customer B, and Customer C of 31%, 18%, and 10% respectively, of consolidated revenues. For the year ended December 31, 2025, the Company had amounts owed from Customer A, Customer B, and Customer C of 31%, 10%, and 19%, respectively, of consolidated accounts receivable.

For the year ended December 31, 2024, the Company had 2 customers that generated greater than 10% of the Company’s revenues, and these customers collectively comprised 53% of the Company’s total revenues during the year. As of December 31, 2024, 3 customers accounted for 49% of accounts receivable. For the year ended December 31, 2024, the Company had revenues from Customer A and Customer B of 31% and 22%, respectively, of consolidated revenues. For the year ended December 31, 2024, the Company had amounts owed from Customer A, Customer B, and Customer C of 21%, 12%, and 16%, respectively, of consolidated accounts receivable.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represents customer obligations due under normal trade terms and is presented net of any allowance for credit losses. The Company recognizes an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Accounts receivable with similar risk characteristics are evaluated together on a pooled basis to determine the amount of the allowance for credit losses based on historical loss experience, current economic conditions, and the Company’s expectations of future economic conditions and specific collectability matters. The allowance for credit losses reduces the accounts receivable balance to the estimated net amount expected to be collected. When a receivable is determined to be uncollectible, the balance is written off against the allowance for current expected credit losses. Provisions for

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

credit losses are included in Selling, general, and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. Allowance for credit loss activity for the years ended December 31, 2025 and 2024 was immaterial.

Inventories

Inventories, consisting of various components such as raw materials, work-in-process, and finished goods, are recorded at the lower of cost, determined under the first-in, first-out basis, or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. The majority of inventories represents raw materials for contracts where control has not yet transferred to the customer.

Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets. Major repairs that extend service lives are capitalized, and routine maintenance and repairs are expensed as incurred. The estimated useful lives of the Company’s depreciable property, plant, and equipment by major asset category are as follows:

Years
Land improvements	10-30
Buildings and improvements	10-40
Machinery and equipment	5-20
Furniture and fixtures	5-10
Construction in progress	N/A

Property, plant and equipment, net also includes capitalized amounts for leasehold improvements and finance lease right-of-use assets. Leasehold improvements are amortized on a straight-line basis using the shorter of their estimated useful lives or the lease term. Additional information is provided in Note 11, Leases.

Impairment of Long-Lived and Intangible Assets

The Company evaluates the recoverability of long-lived assets, including finite-lived intangible assets, whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When factors indicate that long-lived assets may be impaired, the Company assesses whether the carrying amount of a long-lived asset or asset group is recoverable by comparing it to the estimate of future undiscounted cash flows that the asset or asset group is expected to generate over the remaining useful life of the asset or the primary asset in the asset group. If the estimated undiscounted cash flows are less than the carrying amount, the Company recognizes an impairment charge in the current period for the difference between the asset or asset group’s fair value and its carrying amount. The Company did not have any long-lived or intangible asset impairments during the years ended December 31, 2025 and 2024.

Goodwill and Intangible Assets

Goodwill is recognized in a business combination as the excess of the purchase price over the fair value of the identifiable net assets, including intangible assets, acquired. Intangible assets with finite lives are amortized over their useful lives, and the remaining useful lives of intangible assets are updated when facts or circumstances warrant a revision.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The Company evaluates goodwill for potential impairment at least annually, or more often, if and when events and circumstances indicate that goodwill may be impaired. The annual evaluation typically begins with an assessment of qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. This includes, but is not limited to, significant adverse changes in the business climate, market conditions, or other relevant events and circumstances that could negatively affect the fair value of the reporting unit. If, after considering all relevant events and circumstances in the qualitative assessment, the Company cannot conclude that goodwill is not impaired, a quantitative assessment is performed.

A quantitative assessment involves estimating the fair value of the reporting unit and comparing to its carrying amount. The Company estimates the fair value of its reporting unit using discounted cash flow models or other appropriate valuation techniques, such as comparative transactions or market multiples. Determining fair values requires the exercise of significant judgments on key assumptions, including but not limited to, the amount and timing of expected future cash flows, long-term growth rates, and discount rates. Key assumptions are based on the best estimate, including consideration of related factors such as market conditions, expected future business plans, existing contracts with customers and suppliers, and historical performance. The fair value estimates resulting from the application of these methodologies are based on inputs classified within Level 3 of the fair value hierarchy, as described below. If the carrying amount of the reporting unit exceeds its fair value, the difference is recognized as goodwill impairment in the period identified.

Revenue Recognition

The Company’s revenue is principally from contracts with customers to provide design, analysis, fabrication, assembly, inspection, and testing of specialized aerospace and defense components as well as the repair and overhaul of such components. Generally, contracts are identified for accounting and reporting when a purchase order or similar statement of work is issued by a customer for a specified number of units of product or services as this is the point when enforceable rights and obligations are established. The Company is the principal in substantially all current contracts.

A performance obligation is defined as a promised distinct good or service, and revenue is recognized when control of the underlying good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled. The Company considers a number of factors when determining whether a promise is a distinct performance obligation, including whether the customer can benefit from the good or service on its own or together with other resources that are readily available to the customer, whether the Company provides a significant service of integrating goods or services to deliver a combined output to the customer, or whether the goods or services are highly interdependent. The Company’s performance obligations range from engineering design (often referred to as nonrecurring engineering services) and overhaul and repair services to component fabrication for original equipment manufacturers (“OEMs”).

The amount of consideration to which the Company expects to be entitled as it satisfies each performance obligation is based on the allocation of the total estimated transaction price within the contract to each performance obligation based on its estimated stand-alone selling price. In most contracts, the transaction price comprises only fixed consideration. For performance obligations where the stand-alone selling price is not directly observable, the Company estimates the stand-alone selling price using a cost-plus-margin approach.

Service related performance obligations, principally representing nonrecurring engineering and repair and overhaul services, are recognized over the contractual period as services are rendered. The majority of the aerospace and defense components that the Company manufactures do not have an alternative use because of their highly specialized nature. The Company recognizes revenue over time as it manufactures these components when contractual terms provide the Company with an enforceable right to payment for work completed to date.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

Otherwise, revenue for these components is recognized at a point in time, generally based on shipping terms.

For revenue recognized over time, the Company typically measures its progress toward complete satisfaction using an input method based on costs incurred as a percentage of the total estimated costs at completion (“EAC”) to satisfy each performance obligation. The Company reassesses its EAC at each reporting date. Cost estimates are largely based on negotiated or estimated purchase contract terms, historical performance trends, and other economic projections. Significant factors that influence these estimates include inflationary trends, technical and schedule risk, internal and subcontractor performance trends, business volume assumptions, and asset utilization. Changes in estimates of the transaction price or EAC are recognized on a cumulative catch-up basis. Forward loss reserves for anticipated losses on long-term contracts are recorded in full when such losses become evident. As of December 31, 2025 and 2024, no significant forward loss reserves have been recognized, and cumulative catch-up adjustments resulting from changes in estimated transaction prices or EACs were immaterial.

Payment terms vary by contract, including payment upon shipment or delivery, and milestone payments that occur throughout the contract term. The Company has elected as a practical expedient not to adjust the amount of consideration for the effects of a significant financing component when the period between customer payment and transfer of the related good or service is one year or less. The Company does not currently have any material contracts with significant financing components. The Company generally is not subject to collecting sales tax and has made an accounting policy election to exclude from the transaction price any sales and other similar taxes collected from customers. As a result, any such collections are accounted for on a net basis.

Shipping and handling activities are considered costs to fulfill the Company’s promises to customers rather than separate performance obligations.

Contract assets and contract liabilities are recorded to represent the difference between revenue recognized to date and customer billings. Contract assets represent revenue recognized in excess of amounts billed, and are generally derecognized when the customer is billed in accordance with the terms of the contract. Contract liabilities represent amounts billed in excess of revenue recognized, and are generally derecognized when revenue is recognized. The contract asset and contract liability balances may also change as a result of business combinations or divestitures, as further discussed in Note 4, Business Combinations.

See additional revenue recognition information in Note 3, Revenue.

Leases

The Company, at the inception of a contract, determines whether the arrangement is or contains a lease in accordance with ASC 842, Leases (“ASC 842”). A contract contains a lease when the Company can control the use of an identified asset and has the right to obtain substantially all of the economic benefits or outputs from the asset. The Company enters into both finance and operating leases. For each lease, the Company recognizes a lease liability as of the lease commencement date, initially measured at the present value of future lease payments expected to be made over the lease term, and a corresponding right-of-use asset equal to the lease liability adjusted for prepaid lease payments, lease incentives, and initial direct costs.

If the rate implicit in a lease is not readily determinable, the Company uses its applicable incremental borrowing rate to calculate the present value of lease payments, which is determined using the Company’s credit rating and other, relevant information available as of the lease commencement date. The lease term is defined as the noncancelable period of the lease, and is affected by options to extend or terminate the lease based on whether the Company is reasonably certain to exercise such options. When assessing whether it is reasonably certain that an option will be exercised, the Company primarily considers the existence of significant economic incentives.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

Future lease payments may include fixed rent escalation clauses or payments that depend on an index, such as the consumer price index, which are initially measured using the applicable index or rate at lease commencement. Subsequent differences in such payments arising from changes in the applicable index and other periodic market-rate adjustments to base rent are accounted for like other variable lease payments and expensed as incurred.

Across all classes of underlying assets, the Company has elected the short-term lease exemption permitted under ASC 842, and therefore does not recognize a right-of-use asset and lease liability for leases with an initial term of 12 months or less. The Company has also elected the practical expedient to not recognize a right-of-use asset and lease liability for acquired leases in a business combination that have 12 months or less remaining as of the acquisition date. The Company’s lease agreements may contain both lease and non-lease components. Non-lease components are combined with the related lease components and accounted for together as a single lease component for all classes of underlying assets.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”) and calculates its provision for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the anticipated future tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, using enacted tax rates expected to apply in the periods in which the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not, based on available evidence, that some or all of the deferred tax assets will not be realized.

As of December 31, 2025 and 2024, the Company established valuation allowances against certain deferred tax assets associated with tax attributes that management believes are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management evaluates all relevant positive and negative evidence, including projections of future taxable income. Notably, the cumulative losses incurred over the three-year period ended December 31, 2025 represented significant negative evidence in this assessment. Further details regarding the Company’s income tax positions and valuation allowances can be found in Note 13, Income Taxes.

ASC 740 also prescribes a two-step approach for evaluating and measuring uncertain tax positions. First, a determination is made as to whether it is more-likely-than-not that a given tax position will be sustained upon examination. For positions that meet this threshold, the largest amount of benefit that is more than 50% likely to be realized upon ultimate settlement is recognized in the consolidated financial statements. Interest and penalties related to unrecognized tax benefits are included as a component of income tax expense.

The effective income tax rate for any given period may be significantly affected by factors such as the overall level and geographic mix of pre-tax earnings or losses, changes in tax laws or rates (which may be applied retroactively), the recognition or reversal of uncertain tax benefits, adjustments to valuation allowances, and the implementation of other tax planning strategies.

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Share Compensation (“ASC 718”). Share-based payment awards are in the form of equity incentive units. AA&D Holdings (the Company’s parent) grants both time-based units and performance-based units to the Company’s employees. Prior to the Combination, a portion of the equity incentive units were subject to a repurchase feature triggering liability classification. Upon the Combination, this feature was amended such that all equity incentive

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

units are now classified as equity awards. For equity incentive units classified as equity awards, the Company measures the fair value of these units at the grant date. For equity incentive units classified as liability awards prior to the Combination, the Company remeasured the fair value of these units at each reporting date and adjusted compensation cost for the portion of service already rendered, until the date when the units were modified.

Time-based Units

Time-based units are equity incentive units for which vesting is solely based on the passage of time, subject to the grantee remaining employed throughout the vesting period stated in the award agreement. The time-based units are subject to graded vesting over five years, with accelerated vesting upon a change in control. Compensation expense for the time-based units is measured at fair value on the grant date using a Black-Scholes model and recognized on a straight-line basis over the requisite service period for the entire award.

Performance-based Units

Performance-based units are equity incentive units that vest upon the occurrence of a change in control subject to the achievement of certain internal rate of return thresholds. Such awards are subject to both performance and market conditions, with fair value determined using the option pricing method. Compensation cost for performance-based units is recognized only when it becomes probable that the performance condition will be achieved. As it pertains to performance conditions related to a change in control, such condition is only considered probable upon the consummation of such change in control.

Share-based compensation expense for awards is recognized in Cost of goods sold or Selling, general, and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss depending on the nature of work performed by employees that are granted awards. The Company has elected to account for forfeitures when they occur. Share-based payment awards are discussed further in Note 15, Share-based Compensation.

Net Loss Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. Basic net loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during each period. Diluted net loss per share is calculated in the same manner as basic net loss per share because the Company does not currently have any potentially dilutive securities as all incentive units represent shares of AA&D Holdings. See Note 14, Net Loss per Share, for further information.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly attributable to the Company’s planned initial public offering (“IPO”) as deferred offering costs until such IPO is consummated. After consummation of the IPO, these costs will be recorded in shareholder’s equity as a reduction of proceeds generated as a result of the IPO. In the event the IPO is not completed, such deferred offering costs will be expensed immediately as a charge to Selling, general, and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss. There were no deferred offering costs capitalized as of December 31, 2024. As of December 31, 2025, there was $869 of deferred offering costs capitalized and included in Other assets on the Consolidated Balance Sheets.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

Emerging Growth Company

The Company intends to operate as an “emerging growth company,” as defined under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act provides emerging growth companies with the option to utilize an extended transition period for complying with new or revised accounting standards, allowing for the adoption of these standards at the time they become effective for private companies rather than public companies. The Company has elected to use this extended transition period, which permits it to defer adoption of new or revised accounting standards that have different effective dates for public and private companies, until the earlier of the date it (i) ceases to qualify as an emerging growth company or (ii) elects to irrevocably opt out of such extended transition period. As a result, the Company’s consolidated financial statements may not be comparable to those of other companies that adopt accounting standards as of the effective dates applicable to public companies.

Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This update clarifies the scope of profits interests and similar awards and adds illustrative examples to the existing ASC 718 standard to demonstrate how an entity should apply the scope guidance in ASC 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with ASC 718. The Company early adopted ASU 2024-01 on January 1, 2025 on a retrospective basis. The adoption of ASU 2024-01 did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a public business entity to disclose specific categories in its annual effective tax rate reconciliation and provide disaggregated information about significant reconciling items by jurisdiction and by nature. ASU 2023-09 also requires entities to disclose their income tax payments (net of refunds) to international, federal, and state and local jurisdictions. ASU 2023-09 makes several other changes to income tax disclosure requirements. The Company early adopted ASU 2023-09 on January 1, 2024 on a prospective basis. The only impact under ASU 2023-09 was to the Company’s income tax disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosures about reportable segments, and provides requirements for more detailed reporting of a segment’s expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. Additionally, ASU 2023-07 requires all segment profit or loss and asset disclosures to be provided on an annual and interim basis. The Company adopted ASU 2023-07 on January 1, 2024. The only impact under ASU 2023-07 was to the Company’s segment disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which simplifies the application of the current expected credit loss model for current accounts receivable and contract assets under ASC 606. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments provide all entities with a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on current accounts receivable and contract assets. The Company is assessing the effect of ASU 2025-05 on its consolidated financial statements and related disclosures.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure of disaggregated information about certain income statement costs and expenses for public entities. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories within the notes to the financial statements. ASU 2024-03 is effective for fiscal year beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of ASU 2024-03 on its financial statement disclosures.

3.	Revenue

Disaggregation of Revenue

The following table presents the Company’s revenue disaggregated by end market for the years ended December 31, 2025 and 2024:

	Years Ended December 31,
	2025	2024
Space and Launch Systems	$114,098	$99,718
Defense Aviation and Airborne Systems	331,364	249,234
C5ISR(1) and Precision Strike Systems	53,301	50,838

Total revenue	$498,763	$399,790

(1)	Command, Control, Communication, Computers, Cyber, Intelligence, Surveillance, and Reconnaissance

Total revenue recognized at a point in time and over time for the years December 31, 2025 and 2024 was as follows:

	Years Ended December 31,
	2025	2024
Revenue recognized at a point in time	$54,164	$38,444
Revenue recognized over time	444,599	361,346

Total revenue	$498,763	$399,790

Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of the transaction price for the Company’s contracts with customers that was not yet recognized as revenue was $740,400. The Company expects to recognize approximately 62% of this amount as revenue in 2026, 31% in 2027, and 7% thereafter.

Contract Balances

During the year ended December 31, 2025, the Company recognized $25,374 of revenue from the contract liabilities balance at December 31, 2024. During the year ended December 31, 2024, the Company recognized $22,020 of revenue from the contract liabilities balance at December 31, 2023.

There were no significant credit or impairment losses related to contract assets during the years ended December 31, 2025 and 2024. The Company anticipates billing its customers for the majority of the contract asset balance as of December 31, 2025 during 2026.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

4.	Business Combinations

NeXolve Acquisition

The Company acquired 100% of the equity interests of NeXolve on March 4, 2025, whereby the Company transferred consideration of $20,688 to the NeXolve sellers, which included $5,000 for the acquisition date fair value of the contingent consideration that will be paid to the sellers based on the achievement of certain earnings targets during fiscal years 2025 and 2026. If NeXolve achieves the specified earnings targets, the Company will pay the NeXolve sellers a one-time payment of $5,000 in cash. If NeXolve does not achieve the specified targets, no amount will be paid to the NeXolve sellers. As part of the consideration transferred at the NeXolve closing date, the Company’s parent company (AA&D Holdings) issued shares of the Company’s parent company with an estimated fair value of $2,500 to the sellers.

On the closing date of the NeXolve Acquisition, the Company recognized a contingent consideration liability of $5,000 reflecting the estimated fair value of the contingent consideration. As of December 31, 2025, the contingent consideration liability is recorded within Other non-current liabilities on the Consolidated Balance Sheet. Further details regarding the determination of the fair value of the contingent consideration liability can be found in Note 5, Fair Value Measurements.

The following table summarizes the final allocation of the purchase price to the fair value of assets acquired and liabilities assumed in connection with the NeXolve Acquisition:

Amount
Cash and cash equivalents	$2,837
Accounts receivable, net	999
Contract assets	667
Inventories	397
Prepaid expenses and other current assets	142
Property, plant and equipment, net	320
Intangible assets, net	9,800
Other assets	11

Total fair value of assets acquired	15,173
Accounts payable	(154)
Contract liabilities	(1,943)
Accrued expenses and other current liabilities	(423)
Deferred tax liability	(978)

Total fair value of liabilities assumed	(3,498)

Total identifiable net assets	11,675
Goodwill	9,013

Fair value of consideration transferred	$20,688

The total acquired intangible assets of $9,800 includes $5,400, $4,200, and $200 of customer relationships, developed technology, and trade names, respectively. The remaining useful life for the customer relationships, developed technology, and trade name identifiable intangible assets recognized in connection with the NeXolve Acquisition are 8 years, 5 years, and 4 years, respectively.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The Company recorded $491 of acquisition related costs during the year ended December 31, 2025. These costs are included in Selling, general and administrative expenses in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

ICEL Acquisition

The Company acquired 100% of the equity interests of ICEL on October 1, 2024, whereby the Company transferred consideration of $46,989 to the ICEL seller, which included $7,500 for the acquisition date fair value of the contingent consideration paid to the seller based on the achievement of a specified earnings target. As part of the consideration transferred at the ICEL closing date, the Company’s parent company (AA&D Holdings) issued shares of the Company’s parent company with an estimated fair value of $2,500 to the seller.

On the closing date of the ICEL Acquisition, the Company recognized a contingent consideration liability of $7,500 reflecting the estimated fair value of the contingent consideration. As of December 31, 2024, the contingent consideration liability was recorded within Accrued expenses and other current liabilities on the Consolidated Balance Sheet. The required earnings threshold was achieved during the year ended December 31, 2024. During the second quarter of 2025, the Company paid $7,500 to the seller to settle its obligation related to the contingent consideration liability. Two-thirds of the contingent consideration was paid to the seller in cash and one-third of the contingent consideration was paid to the seller in shares of AA&D Holdings. Further details regarding the determination of the fair value of the contingent consideration liability can be found in Note 5, Fair Value Measurements.

The following table summarizes the allocation of the purchase price to the fair value of assets acquired and liabilities assumed in connection with the ICEL Acquisition as of December 31, 2024 and subsequent adjustments made during the year ended December 31, 2025:

Amount
Cash and cash equivalents	$2,721
Accounts receivable, net	1,596
Inventories	5,198
Prepaid expenses and other assets	216
Property, plant and equipment, net	1,251
Intangible assets, net	17,750

Total fair value of assets acquired	28,732
Accounts payable	(833)
Contract liabilities	(531)
Accrued expenses and other current liabilities	(892)
Deferred tax liability	(3,773)

Total fair value of liabilities assumed	(6,029)

Total identifiable net assets	22,703
Goodwill as of December 31, 2024	24,286

Total purchase price as of December 31, 2024	46,989
Measurement period adjustment	513

Goodwill as of December 31, 2025	24,799
Total purchase price as of December 31, 2025	$47,502

The total acquired intangible assets of $17,750 includes $12,300, $5,300, and $150 of customer relationships, developed technology, and trade names, respectively. The remaining useful life for the customer relationships,

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

developed technology, and trade name identifiable intangible assets recognized in connection with the ICEL Acquisition are 9 years, 5 years, and 1 year, respectively.

The Company recorded $1,460 of acquisition related costs during the year ended December 31, 2024. These costs are included in Selling, general and administrative costs in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Acquisition Goodwill

Goodwill was recognized in connection with both the NeXolve and ICEL Acquisitions. For both acquisitions, goodwill primarily relates to anticipated cost synergies, opportunities for additional growth platforms, and an expanded revenue base resulting from the integration of the acquired assets. Goodwill of $7,594 and $29,169 from the NeXolve and ICEL Acquisitions, respectively, is expected to be deductible for income tax purposes.

Revenue and Net Loss of NeXolve and ICEL

The operations of NeXolve and its subsidiaries, as well as ICEL and its subsidiaries, have been included in the Company’s Consolidated Statements of Operations and Comprehensive Loss for all periods subsequent to the closing dates. From the acquisition date through December 31, 2025, NeXolve revenues and net loss were $6,959 and $(186), respectively.

Supplemental pro forma financial information is not presented as the results of NeXolve and ICEL are insignificant compared to those of the Company.

5.	Fair Value Measurements

The Company measures the fair value of financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The Company determines and reports the fair value of its assets and liabilities using a three-level measurement hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. When observable market data is not available, the Company uses the best information available, which may include its own assumptions.

Level 1 – Valuations based on unadjusted quoted prices in active markets that are accessible at measurement date for identical assets.

Level 2 – Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuations in which all significant inputs are observable in the market, either directly or indirectly (e.g., interest rates; yield curves).

Level 3 – Valuations using significant inputs that are unobservable in the market and inputs that reflect the Company’s own assumptions.

Contingent Consideration

The Company’s contingent consideration liability is related to the ICEL Acquisition in 2024 and the NeXolve Acquisition in 2025, as described in Note 4, Business Combination. The contingent consideration liability is measured at fair value on a recurring basis using the income approach.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The Company classifies its contingent consideration liability as Level 3 fair value measurements based on the significant unobservable inputs used to estimate fair value. These reflect the inputs and assumptions the Company believes would be made by market participants.

The Company’s contingent consideration liability was $5,000 and $7,500 at December 31, 2025 and 2024, respectively.

6.	Inventories

Inventories as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Raw materials	$47,987	$34,822
Work-in-process and subassemblies	333	9,251
Finished goods	9,055	6,421

Inventories	$57,375	$50,494

When inventory is determined to be excess, obsolete, or otherwise impaired, the Company writes it down to its estimated net realizable value, with write-downs recognized as a component of Costs of goods sold in the period identified.

7.	Property, Plant and Equipment

Property, plant and equipment, net as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Land and land improvements	$10,102	$10,101
Buildings and improvements	47,914	27,699
Machinery and equipment	69,304	61,492
Furniture and fixtures	4,433	2,848
Construction in progress	4,005	19,663
Leasehold improvements	3,017	1,125
Finance lease right-of-use assets	29,324	30,859

Property, plant and equipment, cost	168,099	153,787
Less: Accumulated depreciation	(48,322)	(37,178)

Property, plant and equipment, net	$119,777	$116,609

Excluding amortization related to finance lease right-of-use assets, the Company recorded $11,515 and $10,464 of depreciation expense during the years ended December 31, 2025 and 2024, respectively, within Cost of goods sold and Selling, general, and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Property, plant, and equipment, net as of December 31, 2025 and 2024, includes leasehold improvements and right-of-use assets associated with finance leases. For additional details, refer to Note 11, Leases.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

8.	Goodwill and Intangible Assets

The Company conducted a goodwill quantitative impairment test during the years ended December 31, 2025 and 2024 by estimating the fair value of its sole reporting unit and comparing that amount to its carrying value. The fair value determination required significant judgment and was based on key assumptions, including, but not limited to, projected future cash flows, long-term growth rates, market multiples, and discount rates. As a result of this analysis, no goodwill impairment charges were recognized for the years ended December 31, 2025 and 2024.

The table below presents a summary of the carrying amount of goodwill for the years ended December 31, 2025 and 2024:

Amount
Balance at January 1, 2024	$308,679
Acquisitions	24,286
Impairments	—

Balance at December 31, 2024	332,965
Acquisitions	9,013
Measurement period adjustments	513
Impairments	—

Balance at December 31, 2025	$342,491

The gross carrying value and accumulated amortization by class of intangible assets as of December 31, 2025 and 2024 were as follows:

		December 31, 2025
	Weighted Average Estimated Useful Lives	Gross Carrying Amounts	Accumulated Amortization	Net Book Value
Finite-lived intangible assets
Developed technology	9	$46,636	$(15,450)	$31,186
Trade names	10	28,678	(9,093)	19,585
Acquired customer relationships	10	220,100	(71,199)	148,901

Total intangible assets		$295,414	$(95,742)	$199,672

		December 31, 2024
	Weighted Average Estimated Useful Lives	Gross Carrying Amounts	Accumulated Amortization	Net Book Value
Finite-lived intangible assets
Developed technology	9	$42,436	$(10,039)	$32,397
Trade names	10	28,478	(6,585)	21,893
Acquired customer relationships	10	214,700	(53,056)	161,644

Total intangible assets		$285,614	$(69,680)	$215,934

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

Amortization expense for intangible assets was $26,063 and $23,461 for the years ended December 31, 2025 and 2024, respectively. This amount was recognized within Intangible asset amortization expense on the Consolidated Statements of Operations and Comprehensive Loss.

The following table sets forth the estimated annual amortization expense for finite-lived intangible assets. Actual amortization expense to be reported in future periods could differ from these estimates as a result of acquisitions, divestitures, and asset impairments, among other factors:

Years Ended December 31,	Amount
2026	$26,378
2027	26,283
2028	25,848
2029	25,293
2030	24,361
Thereafter	71,509

Total	$199,672

There were no intangible asset impairments during the years ended December 31, 2025 and 2024.

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Accrued compensation and vacation pay	$15,111	$10,861
Income tax payable	—	1,792
Current portion of operating lease liabilities	2,997	1,719
Contingent consideration	—	7,500
Other	8,234	3,846

Accrued expenses and other current liabilities	$26,342	$25,718

10.	Long-term Debt

Long-term debt, net as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Term loans	$643,443	$394,080
Delayed draw term loan	—	145,771
Subordinated note payable	—	30,000

Total debt	643,443	569,851
Less: Debt discount and debt issuance costs	(9,400)	(9,226)
Less: Current maturities	(7,068)	(5,678)

Long-term debt, net	$626,975	$554,947

The fair values of the Company’s long-term debt are estimated using quoted market prices for the same or similar instruments and current interest rates available for comparable instruments. These fair value measurements are

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

classified as Level 2 within the fair value hierarchy. The carrying amount of the Company’s long-term debt approximates its fair value as of December 31, 2025 and 2024.

The carrying amount of the Company’s debt under the revolving lines of credit is considered a reasonable estimate of its fair value. In addition to long-term debt, the Company had $0 and $15,000 amounts outstanding under its revolving line of credit as of December 31, 2025 and 2024, respectively. This amount is shown within Revolving line of credit on the Consolidated Balance Sheets.

Prior to the Combination, the Company had two existing credit facilities and a note payable with a third party. Upon the Combination, borrowings under one of the credit facilities and the note payable were paid in full, resulting in an extinguishment of the outstanding indebtedness. Further, upon the Combination, the Company expanded its other credit facility. Details about the historical borrowings and amendments upon the Combination are included below.

2021 Credit Agreement

On April 22, 2021, the Company entered into a senior credit agreement (the “2021 Credit Agreement”). The 2021 Credit Agreement initially included a term loan of $150,000, delayed draw term loan commitments of $75,000, and a revolving line of credit of $15,000.

Interest on the outstanding borrowings initially accrued at a per annum rate equal to LIBOR plus 6.25% and was payable quarterly. The original maturity date of each facility under the 2021 Credit Agreement was April 22, 2027. The Company was required to repay 0.25% of the aggregate initial principal amount of the term loans on the last business day of each calendar quarter, with the option to prepay any outstanding borrowings at any time without incurring a penalty.

Between 2022-2025, the Company entered into multiple amendments to the 2021 Credit Agreement, which collectively increased the amount of delayed draw term loan commitments by an additional $75,000, replaced the benchmark reference rate from Eurocurrency to Secured Overnight Financing Rate (“SOFR”), modified certain affirmative debt covenants, and increased the borrowing capacity of the revolving line of credit by an additional $20,000.

Borrowings under all facilities were secured by substantially all of the Company’s assets. The 2021 Credit Agreement contained customary financial and non-financial covenants, including but not limited to: (i) a maximum total net leverage ratio, (ii) a minimum fixed charge coverage ratio, (iii) limitations on additional indebtedness, (iv) restrictions on distributions and investments, and (v) limitations on certain asset sales and subsidiary distributions. As of the extinguishment date, the Company was in compliance with all financial and non-financial covenants under the 2021 Credit Agreement.

As of December 31, 2024, the Company had drawn upon the full $150,000 under its delayed draw term loan commitment, and had drawn $15,000 under its revolving line of credit. The interest rate for the revolving line of credit was 10.77% as of December 31, 2024.

On November 14, 2025, in connection with the Combination, the Company repaid in full all outstanding indebtedness under the 2021 Credit Agreement. As of the Combination date, there were approximately $143,625 of term loans outstanding, $144,646 of amounts drawn on the delayed draw term loans outstanding, and $27,000 of the revolving line of credit outstanding. The total payoff amount of approximately $322,007 included principal repayment of $315,271, accrued interest of $6,688, and fees of $48. Upon extinguishment of the debt, the Company wrote off $2,206 of unamortized debt discount and debt issuance costs to Interest expense, net on the Consolidated Statement of Operations and Comprehensive Loss.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

2022 Credit Agreement

On December 1, 2022, the Company entered into a credit agreement (the “2022 Credit Agreement”) to obtain a term loan of $130,000 and a revolving line of credit of $20,000. The original maturity date for the term loan and revolving line of credit was October 1, 2028. Interest on the outstanding borrowings accrues at a rate equal to the term SOFR plus an additional spread based on the Company’s total net leverage ratio, which was initially 6.25%. The Company is required to make quarterly interest payments on the outstanding loans.

The Company is required to repay 0.25% of the aggregate initial principal amount of the term loans on the last business day of each calendar quarter, with the option to prepay the term loans at any time, in whole or in part, subject to a penalty of up to 1.0% of the aggregate principal amount repaid depending on the timing of repayment.

On October 1, 2024, in connection with the acquisition of ICEL, the Company entered into Amendment No. 1. Pursuant to Amendment No. 1, the Company partially repaid the original lender’s outstanding term loan. The amendment was accounted for as a modification under ASC 470-50. As a result of the partial repayment, $356 of the existing debt discount and debt issuance costs were written off to Interest expense, net on the Consolidated Statement of Operations and Comprehensive Loss. As a result of the new term loans, the aggregate principal amount of the term loans increased to $250,000 and the aggregate amount of the revolving line of credit increased to $40,000. Amendment No. 1 also added delayed draw term loan commitments in the amount of $100,000. Further, Amendment No. 1 amended the maturity date for all borrowings to be December 1, 2030. The Company expensed $887 of debt issuance costs in connection with the modification.

On November 14, 2025, in connection with the Combination, the Company entered into Amendment No. 2 to expand the current borrowings of the term loans, delayed draw term loans, and revolving line of credit. Under Amendment No. 2, the Company partially and fully repaid certain lenders, which resulted in a write-off of $914 of the existing debt discount and debt issuance costs to Interest expense, net on the Consolidated Statement of Operations and Comprehensive Loss. The remaining lenders increased their outstanding term loans, and three new lenders were added under Amendment No. 2. The aggregate principal amount of the term loans upon Amendment No. 2 was $645,000. Amendment No. 2 also increased the total delayed draw term loan commitments and revolving line of credit to $150,000 and $100,000, respectively. The amendment was accounted for as a modification under ASC 470-50. The Company expensed $414 of debt issuance costs in connection with the modification.

The 2022 Credit Agreement includes customary affirmative and negative covenants, such as: (i) a springing maximum first lien net leverage ratio, (ii) limitations on indebtedness, liens, and guarantees, (iii) restrictions on dividends, distributions, and certain payments, (iv) restrictions on mergers, asset sales, and changes in the nature of the Company’s business, and (v) reporting requirements and maintenance of insurance and properties; provided that, in the case of clauses (ii) through (iv), subject to significant carveouts and permitted basket capacity. As of December 31, 2025, the Company was in compliance with all applicable covenants under the 2022 Credit Agreement.

As of December 31, 2025, the Company had $150,000 and $100,000 available under its delayed draw term loan commitment and revolving line of credit, respectively. As of December 31, 2024, the Company had $100,000 and $40,000 available under its delayed draw term loan commitment and revolving line of credit, respectively.

Note Purchase Agreement

On November 1, 2022, the Company entered into a note purchase agreement (the “Note Purchase Agreement”) with a third party lender, providing for an initial subordinated note payable with a principal amount of $30,000 and a maturity date of November 1, 2027. On May 3, 2024, the Company entered into the first amendment to the

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

Note Purchase Agreement, amending an affirmative debt covenant. The note payable bore interest at a fixed annual rate of 12.5%, with all remaining unpaid principal and interest due upon maturity on November 1, 2027. In conjunction with the Combination on November 14, 2025, the Company repaid in full the subordinated note payable for $30,487, including $469 in accrued interest and $18 in legal fees. Upon extinguishment of the note payable, the Company wrote off $298 of unamortized debt discount to Interest expense, net on the Consolidated Statement of Operations and Comprehensive Loss.

Future Principal Repayments

Future principal repayments on the Company’s outstanding term loans as of December 31, 2025 consisted of the following:

Years Ended December 31,	Amount
2026	$7,068
2027	7,068
2028	7,068
2029	7,068
2030	615,171
Thereafter	—

Total	$643,443

11.	Leases

The Company’s leased property, which includes both finance and operating leases, consists of manufacturing facilities, warehouses, vehicles, and equipment.

The Company’s lease assets and obligations as of December 31, 2025 and 2024 consisted of the following:

		December 31,
	Balance Sheet Location	2025	2024
Assets
Operating	Other assets	$37,322	$36,108
Finance	Property, plant and equipment, net	29,324	30,859

Total right-of-use assets		$66,646	$66,967

Liabilities
Current:
Operating	Accrued expenses and other current liabilities	$2,997	$1,719
Finance	Current portion of finance lease liabilities	1,628	1,496
Noncurrent:
Operating	Other non-current liabilities	38,125	36,293
Finance	Finance lease liabilities, net of current portion	30,405	31,177

Total lease liabilities		$73,155	$70,685

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The components of the Company’s lease cost for the years ended December 31, 2025 and 2024 consisted of the following:

	Statements of Operations and Comprehensive Loss Location	Years Ended December 31,
		2025	2024
Operating lease cost	Cost of goods sold	$6,713	$5,139
Finance lease cost
Amortization of leased assets	Cost of goods sold	1,842	1,297
Interest on lease liabilities	Interest expense, net	2,377	1,926
Variable lease cost	Cost of goods sold	1,238	1,068

Total lease cost		$12,170	$9,430

Maturity of the Company’s lease liabilities as of December 31, 2025 was as follows:

Years Ended December 31,	Operating Leases	Finance Leases
2026	$5,345	$3,916
2027	5,880	3,931
2028	6,657	3,839
2029	7,062	3,032
2030	7,470	2,676
Thereafter	23,801	46,668

Total lease payments	56,215	64,062
Less: Amount to discount to present value	(15,093)	(32,029)

Present value of lease liabilities	$41,122	$32,033

Supplemental cash flow information related to leases was as follows:

	Years Ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$4,730	$3,849
Operating cash flows for finance leases	2,377	1,926
Financing cash flows for finance leases	1,010	1,334
Right-of-use assets obtained in exchange for leases liabilities
Operating leases	4,904	32,293
Finance leases	370	9,738

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The weighted average lease term and discount rate for the Company’s leases as of December 31, 2025 and 2024 consisted of the following:

	December 31,
	2025	2024
Weighted average remaining lease term (years):
Operating leases	8.0	8.7
Finance lease	21.0	21.6
Weighted average discount rate:
Operating lease	7.4%	7.3%
Finance lease	7.3%	7.4%

The weighted average discount rate represents the estimated incremental borrowing rate, assuming a secured borrowing. The weighted average remaining lease term is based on the remaining lease term as of year end.

Leaseback Financing Obligation

On April 14, 2022, the Company entered into an agreement to sell its Enfield manufacturing facility followed by a leaseback arrangement. In addition, in November 2024, the Company entered into an agreement to sell certain equipment also followed by a leaseback arrangement. These transactions did not qualify for sale-leaseback accounting under sale leaseback arrangements. Under a failed sale-leaseback arrangement, the assets are accounted for as Property, plant and equipment, net, subject to depreciation, and the related leases are accounted for as a financing obligation. As of December 31, 2025, the financing liability of $7,470 was recorded in Accrued expenses and other current liabilities and Other non-current liabilities on the Consolidated Balance Sheets.

As of December 31, 2025, the future principal payments for the leaseback financing obligation are as follows:

Years Ended December 31,	Amount
2026	$870
2027	878
2028	886
2029	853
2030	410
Thereafter	17,968

Total sale-leaseback financing obligation	21,865
Less: Amount to discount to present value	(14,395)

Present value of sale-leaseback financing obligation	$7,470

12.	Related Party Transactions

As discussed in Note 1, Organization and Nature of the Business, AA&D Holdings and Rotor Topco merged through a common control transaction in November 2025. Upon consummation of the Combination, Rotor Topco ceased to exist as a separate legal entity. Accordingly, legacy related party agreements of the predecessor entities were either assumed by or replaced with new agreements entered into by the Company.

From time to time, in the ordinary course of business, the Company and its predecessor entities have engaged in transactions with affiliated entities, as well as certain officers and directors. Management believes that all such

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

transactions, including those described below, were conducted on terms no less favorable to the Company than could have been obtained in arm’s length transactions with unaffiliated parties.

Management Services Agreement

The Company has a management services agreement with Greenbriar Equity Group, L.P. (“Greenbriar Parent”). Under the management services agreement, Greenbriar Parent provides business consultation services for an unspecified term, subject to mutual written agreement for termination for an aggregate base annual consulting fee of $1,000, subject to annual adjustments. Under the agreement, the fee to Greenbriar Parent is payable in equal quarterly installments.

During the years ended December 31, 2025 and 2024, the Company incurred related-party fees and director fees totaling $1,603 and $1,647, respectively, pursuant to management services agreements. Related-party fees and director fees were recorded in Selling, general, and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, amounts payable to related parties for management and director fees were $812 and $519, respectively.

13.	Income Taxes

Income tax expense as of December 31, 2025 and 2024 was as follows:

	Years Ended December 31,
	2025	2024
Current:
Federal	$2,365	$6,836
State and local	996	1,799
Deferred:
Federal	703	(2,888)
State and local	(977)	(1,820)

Total income tax expense	$3,087	$3,927

Income taxes paid, net of refunds, as of December 31, 2025 and 2024 was as follows:

	Years Ended December 31,
	2025	2024
U.S. Federal	$7,904	$5,383
U.S. State and local(1)	1,521	1,673

Total income taxes paid	$9,425	$7,056

(1)	The following state accounted for more than 5% of the total income taxes paid for the years ended December 31, 2025 and 2024: California.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The Company’s effective tax rate, as of December 31, 2025 and 2024, was (22.2)% and (12.7)%, respectively. The following table provides a reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate for the years then ended:

	Years Ended December 31,
	2025		2024
	Amount	%	Amount	%
Federal statutory rate	$(2,927)	21.0%	$(6,476)	21.0%
State and local taxes, net of federal income tax	16	(0.1)%	(17)	0.1%
Tax credits:
General business credit	(352)	2.5%	(352)	1.1%
Change in valuation allowance	5,382	(38.6)%	10,143	(32.9)%
Nontaxable or nondeductible items:
Share-based compensation	674	(4.8)%	533	(1.7)%
Other nontaxable or nondeductible items	74	(0.5)%	28	(0.1)%
Other adjustments	220	(1.6)%	68	(0.2)%

Total income tax expense / effective tax rate	$3,087	(22.2)%	$3,927	(12.7)%

State taxes in California comprise the majority (greater than 50%) of the tax effect in this category for the years ended December 31, 2025 and 2024.

The Company is no longer subject to U.S. federal income tax examinations for years prior to 2023 based on the statute of limitations with the exception that operating loss or tax credit carryforwards generated prior to 2023 may be subject to tax audit adjustment.

The Company accounts for uncertain income tax positions pursuant to the guidance in ASC 740. The Company recognizes interest and penalties related to uncertain tax positions, if any, within Income tax expense on the Consolidated Statements of Operations and Comprehensive Loss. For the years ended December 31, 2025 and 2024, the Company’s accrued interest and penalties related to uncertain tax positions were not material.

As of December 31, 2025 and 2024, respectively, the Company had no unrecognized tax benefits. Management believes the current income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change.

The significant components of the Company’s deferred income taxes, as of December 31, 2025 and 2024, were as follows:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$10,888	$11,628
Accrued compensation	2,091	1,150
Inventories	2,401	3,522
Capitalized research and development	88	4,816

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

	December 31,
	2025	2024
Interest	29,893	20,928
Lease liabilities	19,582	17,633
Other	820	1,390
Less: Valuation allowance	(15,834)	(10,364)

Total deferred tax assets, net of valuation allowance	49,929	50,703
Deferred tax liabilities:
Prepaid expenses	(515)	(414)
Property, plant and equipment	(10,702)	(10,093)
Right-of-use assets	(17,841)	(16,725)
Intangible assets, net	(54,727)	(56,164)
Other	(1,328)	(1,786)

Total deferred tax liabilities	(85,113)	(85,182)

Net deferred income taxes	$(35,184)	$(34,479)

In assessing the realizability of deferred income tax assets, the Company considers whether it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of the deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the net operating loss (“NOL”) is available. The Company considers projected future taxable income, the scheduled reversal of deferred income tax liabilities, and available tax planning strategies that can be implemented by the Company in making this assessment. Based upon the scheduled reversal of deferred income tax liabilities over the periods in which the NOL and credit carryforwards are available to reduce income taxes payable, the Company had determined it is not more-likely-than-not to realize a portion of such net deferred tax assets.

A reconciliation of the Company’s deferred tax asset valuation allowance, as of December 31, 2025 and 2024 is as follows:

	December 31,
	2025	2024
Beginning balance	$(10,364)	$—
Additions	(5,470)	(10,364)

Ending balance	$(15,834)	$(10,364)

The Company has NOL carryforwards in several jurisdictions. The utilization of net operating loss carryforwards that can be used to offset future taxable income are subject to annual limits in accordance with Internal Revenue Code (“IRC”) provisions, as well as similar state provisions. In addition, states may also impose other future limitations through state legislation or similar measures. Despite the NOL carryforwards, the Company may incur higher federal and state income tax expense in the future.

The Company had U.S. federal NOL carryforwards of approximately $45,473 and $51,290 and state NOL carryforwards of approximately $22,004 and $13,499, as of December 31, 2025 and 2024, respectively, which will expire in various years beginning in 2031. The Company utilized federal NOLs of approximately $5,817 and $5,817 and state NOLs of approximately $13 and $0, as of December 31, 2025 and 2024, respectively.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

For tax year beginning in 2022, the Tax Cuts and Jobs Act of 2017 (“TCJA”) eliminated the option to currently deduct research and experimental (“R&E”) expenditures in the period incurred and requires taxpayers to capitalize and amortize such expenditures over a period of five years for U.S.-based research, pursuant to Section 174 of the Internal Revenue Code. As of December 31, 2024, the Company capitalized an estimated $30,406 of R&E expenditures which were amortized ratably over a five-year period. For the tax year beginning in 2025, the One Big Beautiful Bill Act of 2025 (“OBBBA”) eliminated the requirement to capitalize and amortize such R&E expenditures over a period of five years for U.S.-based research, pursuant to Section 174 of the IRC. Additionally, the OBBBA allows taxpayers to accelerate the remaining amortization on domestic R&E expenditures incurred in 2022-2024 tax years. The Company has elected to immediately expense its 2025 domestic R&E expenditures. Additionally, the Company has elected to deduct the remaining unamortized balance of previously capitalized domestic R&E in 2025.

At December 31, 2025, the Company had California research and development credit carryforwards of $120. These credits carryforward indefinitely.

14.	Net Loss Per Share

Basic and diluted net loss per share for the years ended December 31, 2025 and 2024 is calculated as follows:

	Years Ended December 31,
	2025	2024
Numerator:
Net loss	$(17,024)	$(34,766)
Denominator:
Weighted average common shares outstanding	100	100

Net loss per share – basic and diluted	$(170,240)	$(347,660)

15.	Share-based Compensation

As discussed in Note 2, Summary of Significant Accounting Policies, the Company has an equity incentive plan pursuant to which employees, directors, consultants, and advisors of the Company and its subsidiaries can be granted incentive units subject to both time and performance vesting.

Time-based Units

The fair value of time-based units is determined using a Black-Scholes model, using the assumptions and inputs described below. The aggregate fair value of the time-based units outstanding as of December 31, 2025 is $15,297.

During the years ended December 31, 2025 and 2024, the Company recognized share-based compensation expense related to time-based units of $3,210 and $2,535, respectively, the majority of which is included in Selling, general, and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The following table summarizes time-based unit activity for the years ended December 31, 2025 and 2024:

	Liability Awards	Equity Awards
	Number of Units	Number of Units	Weighted-Average Grant Date Fair Value per Unit(1)
Unvested time-based units as of January 1, 2024	5,263	3,432	$600.35
Granted	2,900	—	—
Vested	—	(982)	528.19
Forfeited	(455)	—	—

Unvested time-based units as of December 31, 2024	7,708	2,450	629.28
Granted	2,362	535	748.42
Forfeited	(75)	—	—
Change in classification due to modification	(9,995)	9,995	1,249.02
Vested	—	(1,890)	949.34

Unvested time-based units as of December 31, 2025	—	11,090	$1,139.04

(1)

Weighted-average fair value for time-based units previously classified as a liability is based on the fair value on the Combination date because the modification of these units resulted in a change from liability to equity classification.

The aggregate fair value of time-based units that vested during the years ended December 31, 2025 and 2024 was $1,794 and $519, respectively. Total unrecognized share-based compensation expense for all outstanding time-based units as of December 31, 2025 was $7,994. This amount is expected to be recognized as compensation expense over time through December 2030, based on current vesting arrangements, with a weighted average remaining recognition period of approximately 3.2 years.

Performance-based Units

The fair value of performance-based units is determined using the option pricing method, using the assumptions and inputs described below. As of December 31, 2025 and 2024, the performance condition for performance-based units granted and outstanding was not probable of occurring, and thus no compensation expense has been recognized.

The following table summarizes the performance-based unit activity for the years ended December 31, 2025 and 2024:

	Liability awards	Equity awards
	Number of Units	Number of Units	Weighted Average Grant Date Fair Value Per Unit(1)
Unvested performance-based units as of January 1, 2024	5,263	6,353	$1,032.30
Granted	2,900	—	—
Vested	—	—	—
Forfeited	(925)	—	—

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

	Liability awards	Equity awards
	Number of Units	Number of Units	Weighted Average Grant Date Fair Value Per Unit(1)
Unvested performance-based units as of December 31, 2024	7,238	6,353	1,032.30
Granted	3,112	125	748.42
Forfeited	(75)	—	—
Change in classification due to modification	(10,275)	10,275	1,077.20
Vested	—	—	—

Unvested performance-based units as of December 31, 2025	—	16,753	$1,057.72

(1)

Weighted-average fair value per unit is determined as of the Combination date given the performance-based units were improbable of vesting prior to the modification that occurred on the Combination date.

Total unrecognized share-based compensation expense for all outstanding performance-based units as of December 31, 2025 was $17,720. This amount will be recognized as compensation expense upon a change in control.

Valuation of Incentive Units

For the years ended December 31, 2025 and 2024, the following assumptions were utilized to calculate the fair value of time-based and performance-based units:

	Years Ended December 31,
	2025	2024
Expected term (years)	5.00	5.00
Expected volatility	43.00%	45.00%
Expected dividends	0.00%	0.00%
Risk-free rate	3.71%	4.33%
Discount for lack of marketability	25.00% - 31.00%	26.00% - 29.00%

The risk free interest rate is determined using a zero-coupon U.S. Treasury yield-curve on the valuation date of the time-based units, with a maturity matched to the underlying performance. Expected volatility is calculated based on a weighted average of historical volatility from comparable, publicly traded companies, as well as from implied volatility when appropriate and available. The expected term is derived from the average contractual period, reflecting continued service, as well as the weighted average vesting duration of the time-based units. As no dividends have been paid or are anticipated to be paid, the expected dividends assumption remains at zero.

16.	Employee Benefit Plans

401(k) Savings Plan

The Company has an employee 401(k) savings plan covering eligible employees. Company contributions to the plan are not significant. Contributions are expensed as incurred and included in Cost of goods sold or Selling, general, and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss depending on the nature of work performed by employees that are granted awards.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

Multi-employer Pension Plan

The Company maintains a union-administered defined benefit pension plan that principally covers union production workers under the Pension Protection Act of 2006 (PPA). Contributions are made to the plan in accordance with the union agreement, which provides for specified contributions based upon hours worked. The risks of participating in this multi-employer plan are different from single-employer plans in the following aspects:

•	Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing into the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•

If the Company chooses to stop participating in the multi-employer plans, the Company may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company’s participation in this plan is outlined in the table below. The “EIN/Pension Plan Number” column provides the Employee Identification Number (EIN). The most recent “Pension Protection Act Zone Status” zone status available in 2025 is for the plan’s year end at March 31, 2024. The zone status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded, and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (FIP) or rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date of the collective bargaining agreement to which the plans are subject.

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending / Implemented	Contributions of the Company(1)		Expiration date of Collective Bargaining Agreement
		2025	2024		2025	2024
I.A.M. National Pension Fund	51-6031295	Red	Red	Implemented	$1,464	$1,343	November 30, 2028

(1)

The Company has not received information from the plan’s administrator to determine its share of unfunded vested benefits. However, the Company does not anticipate withdrawal from the plan, nor is the Company aware of any expected plan termination.

For the plan’s year ended March 31, 2019, the I.A.M. National Pension Fund certified a yellow PPA zone status. Subsequently, on April 17, 2019, a voluntary election was made to assign a red PPA zone status to the plan, due to a declining credit balance. Effective May 27, 2019, a rehabilitation plan was adopted. Under the rehabilitation plan, the employer’s contribution rate increased by a factor of 2.5% and will remain in effect until a green PPA zone status is achieved.

17.	Segment Information

The Company operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer (“CEO”). The CEO evaluates segment performance, makes significant capital expenditure decisions, and decides how to allocate resources, for the Company on a consolidated basis based on adjusted EBITDA. Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, and adjusted for other items within a relevant period which are not reflective of the segment’s operating performance in the period.

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

The following table provides a reconciliation of the Company’s segment adjusted EBITDA to net loss for the years ended December 31, 2025 and 2024 (unaudited):

	Years Ended December 31,
	2025	2024
Revenue	$498,763	$399,790
Significant segment expenses:
Cost of goods sold (adjusted) (1)	344,936	282,979
Selling, general and administrative expenses (adjusted) (2)	35,923	32,803

Adjusted EBITDA	117,904	84,008
Income tax expense	3,087	3,927
Interest expense, net	72,806	63,705
Depreciation and amortization	39,420	35,222
Share-based compensation expense	3,210	2,535
Transaction costs (3)	6,419	3,809
Integration and restructuring costs (4)	6,608	4,826
Legal contingencies loss (5)	460	1,877
Management fees (6)	1,603	1,647
Other (7)	1,315	1,226

Net loss	$(17,024)	$(34,766)

(1)

Represents Cost of goods sold adjusted to exclude depreciation and amortization of long-lived and intangible assets, share-based compensation expense, and other adjustments (including transaction costs, integration and restructuring costs, legal contingencies losses, management fees, and other costs) to the extent such items are included in Cost of goods sold.

(2)

Represents Selling, general, and administrative expenses adjusted to exclude depreciation and amortization of long-lived and intangible assets, share-based compensation expense, and other adjustments (including transaction costs, integration and restructuring costs, legal contingencies losses, management fees, and other costs) to the extent such items are included in Selling, general, and administrative expenses.

(3)	Includes transaction related costs associated with mergers, acquisitions, and costs related to the IPO.
(4)	Includes acquisition integration and restructuring costs, including plant consolidation and reconfiguration, reductions in force, and executive severance expense.
(5)	Includes losses from legal disputes and settlements from third parties.
(6)	Includes management fees paid to our parent company in accordance with our management services agreement which will terminate upon the closing of the IPO.
(7)	Includes other costs that the CODM does not review as part of his evaluation of the operations and performance of the business.

The Company’s segment assets are reported on the Consolidated Balance Sheets as total assets. Substantially all of the Company’s revenues and long-lived assets are attributable to operations within the United States.

18.	Commitments and Contingencies

Legal Proceedings

The Company is subject to litigation, claims, investigations, and audits arising from time to time in the ordinary course of business, including various U.S. government investigations related to procurement activities, post-award audits, and reported contract costs, which could result in civil, criminal, or administrative proceedings and potential claims for fines, penalties, compensatory damages, restitution, and/or forfeitures. Although legal proceedings and

Applied Aerospace & Defense, Inc.

Notes to Consolidated Financial Statements

(amounts in thousands, except share and per share data)

government investigations are inherently unpredictable and, in certain circumstances, could result in suspension or debarment from government contracts, the Company believes it has valid defenses to the matters currently pending and intends to defend them vigorously. The Company records accruals for loss contingencies when losses are probable and reasonably estimable. Based on information currently available, management is not aware of any current disputes that, individually or in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

19.	Subsequent Events

The Company has evaluated subsequent events through March 16, 2026, the date the financial statements were issued.

Vestigo Aerospace, Inc.

On January 16, 2026, the Company acquired 100% of the issued and outstanding equity of Vestigo Aerospace, Inc., a business that designs and develops passive de-orbit systems, including the Spinnaker product line of dragsail technology, and related assemblies for reliable end-of-mission space vehicle and other low-earth orbit satellite disposal. The base purchase price for the acquisition is $840 cash, subject to customary working capital and other adjustments. The purchase agreement also includes up to $1,000 of contingent milestone payments and a contingent earnout of up to $15,000 based on the achievement of specified earnings targets through December 31, 2028. Because this transaction relates to conditions that arose after December 31, 2025, the Company has not recognized the effects of the transaction in the accompanying financial statements.

Consolidated Boring Inc.

On March 2, 2026, the Company acquired 100% of the issued and outstanding equity of Consolidated Boring Inc., a vertically integrated two-site advanced manufacturing platform that specializes in complex assemblies and highly-engineered components for a broad range of precision strike systems. The base purchase price for the acquisition is $425,000, subject to customary working capital and other adjustments. A portion of the purchase price was satisfied by the Company’s parent company (AA&D Holdings) through the issuance of shares of its limited partnership units with a fair value of $70,000 to the sellers. The remainder of the purchase price was paid by the Company in cash. The acquisition, including related transaction expenses, was funded with proceeds from (1) the issuance of additional equity interests by the Company’s parent company (AA&D Holdings) in the amount of $18,000 and (2) $361,100 of additional funding received from existing lenders under Amendment No. 3 to the 2022 Credit Agreement, consisting of $180,000 of incremental term loans, $150,000 of amounts drawn under the existing delayed draw term loan commitment, and $31,100 of proceeds from the revolving line of credit. Because this transaction relates to conditions that arose after December 31, 2025, the Company has not recognized the effects of the transaction in the accompanying financial statements.

Ultracor, Inc.

On March 2, 2026, the Company acquired 100% of the issued and outstanding equity in Ultracor, Inc. (formerly known as Rainwater Holdings, Inc.), a supplier of highly specialized and IP-enabled honeycomb core materials that are used in defense aviation and space platforms, including next generation tiltrotor aircraft and navigational satellites. The base purchase price for the acquisition is $6,500 cash, subject to customary working capital and other adjustments. Because this transaction relates to conditions that arose after December 31, 2025, the Company has not recognized the effects of the transaction in the accompanying financial statements.

Applied Aerospace & Defense, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share data)

	March 31,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$15,923	$15,475
Accounts receivable, net	67,140	71,386
Contract assets	178,632	140,817
Inventories	64,685	57,375
Prepaid expenses and other current assets	8,362	6,521

Total current assets	334,742	291,574

Property, plant and equipment, net	158,205	119,777
Goodwill	583,408	342,491
Intangible assets, net	363,502	199,672
Other assets	44,062	45,787

Total assets	$1,483,919	$999,301

Liabilities and shareholder’s equity
Current liabilities:
Accounts payable	$51,650	$37,894
Contract liabilities	23,833	21,550
Accrued expenses and other current liabilities	26,570	26,342
Revolving line of credit	46,100	—
Current portion of long-term debt	10,383	7,068
Current portion of finance lease liabilities	1,720	1,628

Total current liabilities	160,256	94,482
Long-term debt, net	948,724	626,975
Finance lease liabilities, net of current portion	29,835	30,405
Deferred income taxes	54,908	35,184
Other non-current liabilities	56,408	52,791

Total liabilities	1,250,131	839,837
Shareholder’s equity:
Common shares, $0.01 par value; 200 shares authorized, 158 and 149 shares issued and outstanding at March 31, 2026 and December 31, 2025	—	—
Additional paid-in capital	312,603	223,147
Accumulated deficit	(78,169)	(63,037)
Accumulated other comprehensive loss	(646)	(646)

Total shareholder’s equity	233,788	159,464

Total liabilities and shareholder’s equity	$1,483,919	$999,301

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements.

Applied Aerospace & Defense, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(in thousands, except share and per share data)

	Three Months Ended March 31,
	2026	2025
Revenue	$134,351	$111,024
Cost of goods sold	100,772	80,140

Gross profit	33,579	30,884
Selling, general, and administrative expenses	28,302	12,367
Intangible asset amortization expense	8,110	6,538

Operating (loss) income	(2,833)	11,979
Interest expense, net	17,771	16,720

Loss before income taxes	(20,604)	(4,741)
Income tax (benefit) expense	(5,472)	2,572

Net loss and comprehensive loss	$(15,132)	$(7,313)

Net loss per share – basic and diluted	$(99,553)	$(73,130)
Weighted average shares outstanding – basic and diluted	152	100

The accompanying condensed notes are an integral part of these unaudited condensed consolidated financial statements.

Applied Aerospace & Defense, Inc.

Condensed Consolidated Statements of Shareholder’s Equity

(Unaudited)

(in thousands, except share data)

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	Shares	Amount
Balance as of December 31, 2025	149	$—	$223,147	$(63,037)	$(646)	$159,464
Net loss				(15,132)		(15,132)
Share-based compensation expense			756			756
Capital contributions	9		88,700			88,700

Balance as of March 31, 2026	158	$—	$312,603	$(78,169)	$(646)	$233,788

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	Shares	Amount
Balance as of December 31, 2024	101	$—	$212,276	$(46,013)	$(418)	$165,845
Net loss				(7,313)		(7,313)
Share-based compensation expense			121			121
Capital contributions			2,500			2,500

Balance as of March 31, 2025	101	$—	$214,897	$(53,326)	$(418)	$161,153

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Applied Aerospace & Defense, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands, except share data)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(15,132)	$(7,313)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	12,109	9,723
Share-based compensation expense	756	802
Non-cash interest expense of debt discount and issuance costs	634	691
Deferred income taxes	(13,298)	(637)
Net changes in operating assets and liabilities, excluding the effects of acquisitions:
Accounts receivable, net	15,119	3,782
Contract assets	(25,201)	(13,100)
Inventories	2,615	(2,066)
Prepaid expenses and other current assets	5,091	(327)
Accounts payable	2,335	4,482
Contract liabilities	(2,392)	(5,404)
Accrued expenses and other current liabilities	(55,127)	1,954
Operating lease right-of-use assets and liabilities	460	502

Net cash used in operating activities	(72,031)	(6,911)

Cash flows from investing activities:
Purchases of property and equipment	(7,136)	(4,910)
Payment for acquisitions, net of cash acquired	(308,668)	(10,351)

Net cash used in investing activities	(315,804)	(15,261)

Cash flows from financing activities:
Proceeds from issuance of long-term debt, net of discount	326,935	—
Repayments of long-term debt	(1,767)	(1,420)
Proceeds from revolving line of credit	46,100	5,000
Payments on finance lease liabilities	(478)	(13)
Payments on equipment financing obligations	(285)	(347)
Payments on third-party stock issuance costs	(922)	—
Capital contributions received	18,700	—

Net cash provided by financing activities	388,283	3,220

Net increase (decrease) in cash and cash equivalents	448	(18,952)
Cash and cash equivalents, beginning of period	15,475	27,466

Cash and cash equivalents, end of period	$15,923	$8,514

Supplemental disclosures of cash flow information:
Cash paid for interest	14,882	16,175
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	1,293	1,067
Operating cash flows for finance leases	582	603
Financing cash flows for finance leases	478	13

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

1.	Organization and Nature of the Business

Applied Aerospace & Defense, Inc. (the “Company”) is a wholly owned subsidiary of AA&D Holdings, LP (“AA&D Holdings”) and specializes in providing advanced design, engineering, and vertically integrated manufacturing solutions for leading and next-generation space and defense technology companies. The Company operates various manufacturing locations throughout the United States.

Combination Transaction

On November 14, 2025, AA&D Holdings completed a merger with Rotor Topco, LP (“Rotor Topco”), pursuant to the Agreement and Plan of Merger (the “Combination”). Upon completion of the Combination, all outstanding units of Rotor Topco were automatically converted into units of AA&D Holdings and all of Rotor Topco’s existing subsidiaries became subsidiaries of the Company, resulting in the combination of the businesses previously operating as Applied Aerospace Structures Corporation (“AASC”) and PCX Aerostructures, LLC (“PCX”). The Combination was accounted for as a common control transaction as both AA&D Holdings and Rotor Topco were under the common control of Greenbriar Equity Fund V, L.P. (“Greenbriar”).

NeXolve Acquisition

On March 4, 2025, the Company completed its acquisition of NeXolve Holdings, LLC (the “NeXolve Acquisition”), bringing deployable space technology and advanced polymer expertise to the Company. Refer to Note 4, Business Combinations, for additional information about the Company’s acquisition of NeXolve.

Vestigo Acquisition

On January 16, 2026, the Company completed its acquisition of Vestigo Aerospace, Inc. (the “Vestigo Acquisition”), a business that designs and develops passive de-orbit systems, including the Spinnaker product line of dragsail technology, and related assemblies for reliable end-of-mission space vehicle and other low-earth orbit satellite disposal. Refer to Note 4, Business Combinations, for additional information about the Company’s acquisition of Vestigo.

Consolidated Boring Acquisition

On March 2, 2026, the Company completed its acquisition of Consolidated Boring Inc. (the “CBI Acquisition”). CBI is a vertically integrated two-site advanced manufacturing platform that specializes in complex assemblies and highly-engineered components for a broad range of precision strike systems. Refer to Note 4, Business Combinations, for additional information about the Company’s acquisition of CBI.

Ultracor Acquisition

On March 2, 2026, the Company completed its acquisition of Ultracor, Inc. (the “Ultracor Acquisition”), which was formerly known as Rainwater Holdings, Inc. Ultracor is a supplier of highly specialized and IP-enabled honeycomb core materials used in defense aviation and space platforms, including next generation tiltrotor aircraft and navigational satellites. Refer to Note 4, Business Combinations, for additional information about the Company’s acquisition of Ultracor.

Unless specifically noted otherwise, as used throughout these unaudited condensed consolidated financial statements, “the Company” refers to the business, operations and financial results of the Company and its wholly

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

owned subsidiaries. For additional information regarding the presentation of the accompanying financial statements, including as a result of the Combination, the NeXolve Acquisition, the Vestigo Acquisition, the CBI Acquisition, and the Ultracor Acquisition, refer to Note 2, Summary of Significant Accounting Policies—Basis of Presentation and Use of Estimates.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, and cash flows. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2025 included elsewhere in this registration statement.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, with all significant intercompany balances and transactions eliminated in consolidation. References to Financial Accounting Standards Board (“FASB”) standards are made to the FASB Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”).

The historical periods included in the accompanying unaudited condensed consolidated financial statements have been retrospectively combined to reflect the Combination between the subsidiaries of Rotor Topco and AA&D Holdings that are consolidated by the Company, as discussed in Note 1, Organization and Nature of the Business. The assets, liabilities, equity, revenues, and expenses of the combining entities have been presented on a combined basis for all periods presented using historical carrying amounts.

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying condensed notes. Actual results could differ from those estimates.

There have been no material changes to the Company’s significant accounting policies from those disclosed in the audited consolidated financial statements for the year ended December 31, 2025.

Accounts Receivable and Allowance for Credit Losses

The Company currently generates a majority of its revenue from customers in the aerospace and defense industry. Accounts receivable represents customer obligations due under normal trade terms and is presented net of any allowance for credit losses. The Company recognizes an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Accounts receivable with similar risk characteristics are evaluated together on a pooled basis to determine the amount of the allowance for credit losses based on historical loss experience, current economic conditions, and the Company’s expectations of future economic conditions and specific collectability matters. The allowance for credit losses reduces the accounts

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

receivable balance to the estimated net amount expected to be collected. When a receivable is determined to be uncollectible, the balance is written off against the allowance for current expected credit losses. Provisions for credit losses are included in Selling, general, and administrative expenses on the Condensed Consolidated Statements of Operations and Comprehensive Loss. The allowance for credit losses for the three months ended March 31, 2026 and the year ended December 31, 2025 was immaterial.

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly attributable to the Company’s planned IPO as deferred offering costs until such IPO is consummated. After consummation of the IPO, these costs will be recorded in shareholder’s equity as a reduction of proceeds generated as a result of the IPO. In the event the IPO is not completed, such deferred offering costs will be expensed immediately as a charge to Selling, general, and administrative expenses on the Condensed Consolidated Statements of Operations and Comprehensive Loss. As of March 31, 2026, there was $4,384 of deferred offering costs capitalized and included in Other assets on the Condensed Consolidated Balance Sheets. As of December 31, 2025, there was $869 of deferred offering costs capitalized and included in Other assets on the Condensed Consolidated Balance Sheets.

Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which simplifies the application of the current expected credit loss model for current accounts receivable and contract assets under ASC 606. The amendments provide all entities with a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on current accounts receivable and contract assets. The Company adopted ASU 2025-05 effective January 1, 2026, and the adoption did not have a material impact on the Company’s unaudited condensed consolidated financial statements or related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure of disaggregated information about certain income statement costs and expenses for public entities. ASU 2024-03 does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories within the notes to the financial statements. ASU 2024-03 is effective for fiscal year beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of ASU 2024-03 on its financial statement disclosures.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

3.	Revenue

Disaggregation of Revenue

The following table presents the Company’s revenue disaggregated by end market for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Space and Launch Systems	$35,051	$26,331
Defense Aviation and Airborne Systems	79,423	72,042
C5ISR(1) and Precision Strike Systems	19,877	12,651

Total revenue	$134,351	$111,024

(1)	Command, Control, Communication, Computers, Cyber, Intelligence, Surveillance, and Reconnaissance

Total revenue recognized at a point in time and over time for the three months ended March 31, 2026 and 2025 was as follows:

	Three Months Ended March 31,
	2026	2025
Revenue recognized at a point in time	$14,433	$13,016
Revenue recognized over time	119,918	98,008

Total revenue	$134,351	$111,024

Remaining Performance Obligations

As of March 31, 2026, the aggregate amount of the transaction price for the Company’s contracts with customers that was not yet recognized as revenue was $885,336. The Company expects to recognize approximately 61% of this amount as revenue through the remainder of 2026, 35% in 2027, and 4% thereafter.

Contract Balances

During the three months ended March 31, 2026, the Company recognized $6,718 of revenue from the contract liabilities balance at December 31, 2025. During the three months ended March 31, 2025, the Company recognized $6,344 of revenue from the contract liabilities balance at December 31, 2024.

There were no significant credit or impairment losses related to contract assets during the three months ended March 31, 2026 and 2025. The Company anticipates billing its customers for the majority of the contract asset balance as of March 31, 2026 during the remainder of 2026.

4.	Business Combinations

CBI Acquisition

On March 2, 2026, the Company acquired 100% of the equity interests of CBI. The total consideration transferred to the seller was $377,628, which consisted of cash consideration and the issuance of units of the

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

Company’s parent (AA&D Holdings) with an estimated fair value of $70,000 to the seller. As part of the acquisition, the Company issued 9.8118 shares of common stock to AA&D Holdings. To finance the acquisition and related transaction expenses, the Company received a combination of debt financing of $361,100 and equity financing of $18,000. Refer to Note 10, Long-term Debt for further information regarding the debt financing.

The determination of consideration transferred and the amounts recorded for acquired assets and assumed liabilities are preliminary and are based on the information available as of the reporting date. While all aspects of the accounting remain preliminary, the most significant judgment and estimation uncertainty pertain to the fair values of inventories, property, plant and equipment, intangible assets, goodwill, and the related effect of the transaction on income tax related accounts, including deferred tax assets and liabilities. The Company will continue to adjust the provisional estimates as additional information becomes available and final valuation and analyses are completed.

The following table summarizes the preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed in connection with the CBI Acquisition:

Amount
Cash and cash equivalents	$5,984
Accounts receivable, net	10,903
Contract assets	12,615
Inventories	9,215
Prepaid expenses and other assets	397
Property, plant and equipment, net	34,276
Intangible assets, net	168,100
Other assets	5,463

Total fair value of assets acquired	246,953

Accounts payable	(10,356)
Contract liabilities	(4,643)
Accrued expenses and other current liabilities	(55,190)
Deferred income taxes	(31,972)
Other non-current liabilities	(4,223)

Total fair value of liabilities assumed	(106,384)

Total identifiable net assets	140,569
Goodwill	237,059
Fair value of consideration transferred	$377,628

The total acquired intangible assets of $168,100 include $157,100, $9,400, and $1,600 of customer relationships, developed technology, and trade names, respectively. The remaining useful life for the customer relationships, developed technology, and trade name identifiable intangible assets recognized in connection with the CBI Acquisition are 12 years, 6 years, and 3 years, respectively.

Revenue and Net Income of CBI

The operations of CBI and its subsidiaries have been included in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss from the acquisition date of March 2, 2026. From the acquisition date through March 31, 2026, CBI revenue and net income were $12,154 and $1,181, respectively.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

Pro Forma Information

The following unaudited pro forma financial information presents the combined results of operations of the Company and CBI as if the acquisition had occurred on January 1, 2025, after giving effect to certain purchase accounting adjustments. This pro forma information does not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred on January 1, 2025, or that may be obtained in the future.

	Three Months Ended March 31,
	2026	2025
Pro forma total revenue	$151,983	$132,010
Pro forma net (loss) income	$(78,822)	$6,488

The pro forma information includes adjustments for:

•

Incremental amortization and depreciation expense for both periods, reflecting the step-up to fair value of CBI’s intangible assets and property, plant, and equipment from aggregate historical carrying value.

•	Elimination of CBI’s historical interest expense to reflect the repayment of CBI’s debt at closing.

•	Additional interest expense reflecting the debt financing used to fund the acquisition.

•

Adjustments for tax effects including a non-recurring tax benefit related to the valuation allowance release associated with additional capacity to recognize deferred tax assets based on the additional deferred tax liabilities generated as a result of the acquisitions.

Ultracor Acquisition

On March 2, 2026, the Company acquired 100% of the equity interests of Ultracor. The total consideration transferred to the seller was $7,154, which was paid in cash on the closing date of the acquisition.

The Ultracor Acquisition was not material to the unaudited condensed consolidated financial statements. Accordingly, the Company has not presented a separate purchase price allocation nor pro forma financial information for the acquisition. The assets acquired and liabilities assumed were recorded at their estimated fair value as of the acquisition date, with any excess purchase price allocated to goodwill. The determination of consideration transferred and fair value of assets acquired and liabilities assumed is preliminary and will be finalized during the measurement period, which will not exceed March 2, 2027. The primary areas that remain open relate to fair values of property, plant and equipment, intangible assets, and goodwill.

Vestigo Acquisition

On January 16, 2026, the Company acquired 100% of the equity interests of Vestigo. The total consideration transferred to the seller was $540, which was paid in cash on the closing date of the acquisition.

The Vestigo Acquisition was not material to the unaudited condensed consolidated financial statements. Accordingly, the Company has not presented a separate purchase price allocation nor pro forma financial information for the acquisition. The assets acquired and liabilities assumed were recorded at their estimated fair value as of the acquisition date, with any excess purchase price allocated to goodwill. The determination of consideration transferred and fair value of assets acquired and liabilities assumed is preliminary and will be finalized during the measurement period, which will not exceed January 16, 2027. The primary areas that remain open relate to the fair values of property, plant and equipment, intangible assets, and goodwill.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

NeXolve Acquisition

On March 4, 2025, the Company acquired 100% of the equity interests of NeXolve. The total consideration transferred was $20,688, including $5,000 representing the acquisition-date fair value of contingent consideration and $2,500 representing the estimated fair value of shares of the Company’s parent (AA&D Holdings) issued to the sellers. The contingent consideration provides for a one-time cash payment of $5,000 upon achievement of specified earnings targets during fiscal years 2025 and 2026; if the targets are not achieved, no amounts are payable. The purchase price allocation was finalized during 2025.

On the acquisition date, the Company recognized a contingent consideration liability of $5,000. As of March 31, 2026, the contingent consideration liability is included in Other non-current liabilities on the Condensed Consolidated Balance Sheets. See Note 5, Fair Value Measurements, for information regarding the fair value measurement of the contingent consideration liability.

Acquisition Goodwill and Acquisition Costs

Goodwill was recognized in connection with the CBI, Ultracor, and Vestigo acquisitions. For each of these acquisitions, goodwill primarily relates to anticipated cost synergies, opportunities for additional growth platforms, and an expanded revenue base resulting from the integration of the acquired assets. Goodwill from the CBI, Ultracor, and Vestigo acquisitions is not deductible for income tax purposes. Goodwill was also recognized in connection with the NeXolve Acquisition completed in 2025.

The Company recorded $10,900 of acquisition related costs during the three months ended March 31, 2026. These costs are included in Selling, general, and administrative expenses on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

5.	Fair Value Measurements

The Company measures the fair value of financial instruments using observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The Company determines and reports the fair value of its assets and liabilities using a three-level measurement hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. When observable market data is not available, the Company uses the best information available, which may include its own assumptions.

Level 1 – Valuations based on unadjusted quoted prices in active markets that are accessible at measurement date for identical assets.

Level 2 – Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuations in which all significant inputs are observable in the market, either directly or indirectly (e.g., interest rates; yield curves).

Level 3 – Valuations using significant inputs that are unobservable in the market and inputs that reflect the Company’s own assumptions.

Contingent Consideration

The Company’s contingent consideration liability is related to the NeXolve Acquisition, as described in Note 4, Business Combinations. The contingent consideration liability is measured at fair value on a recurring basis using the income approach.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

The Company classifies its contingent consideration liability as Level 3 fair value measurements based on the significant unobservable inputs used to estimate fair value. These reflect the inputs and assumptions the Company believes would be made by market participants.

The Company’s aggregate contingent consideration liability was $5,000 as of March 31, 2026 and December 31, 2025.

6.	Inventories

Inventories as of March 31, 2026 and December 31, 2025 consisted of the following:

	March 31, 2026	December 31, 2025
Raw materials	$53,495	$47,987
Work-in-process and subassemblies	1,214	333
Finished goods	9,976	9,055

Inventories	$64,685	$57,375

7.	Property, Plant and Equipment

Property, plant and equipment, net as of March 31, 2026 and December 31, 2025 consisted of the following:

	March 31, 2026	December 31, 2025
Land and land improvements	$10,135	$10,102
Buildings and improvements	48,209	47,914
Machinery and equipment	101,697	69,304
Furniture and fixtures	6,790	4,433
Construction in progress	8,841	4,005
Leasehold improvements	5,412	3,017
Finance lease right-of-use assets	28,741	29,324

Property, plant and equipment, cost	209,825	168,099
Less: Accumulated depreciation	(51,620)	(48,322)

Property, plant and equipment, net	$158,205	$119,777

Depreciation expense, excluding amortization related to finance lease right-of-use assets, was $3,521 and $2,732 for the three months ended March 31, 2026 and 2025, respectively, and is included in Cost of goods sold on the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Property, plant, and equipment, net as of March 31, 2026 and December 31, 2025 includes leasehold improvements and right-of-use assets associated with finance leases.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

8.	Goodwill and Intangible Assets

The table below presents a summary of the carrying amount of goodwill for the three months ended March 31, 2026:

Amount
Balance at December 31, 2025	$342,491
Acquisitions	240,917
Impairments	—

Balance at March 31, 2026	$583,408

The gross carrying value and accumulated amortization by class of intangible assets as of March 31, 2026 and December 31, 2025 were as follows:

		March 31, 2026
	Weighted Average Estimated Useful Lives	Gross Carrying Amounts	Accumulated Amortization	Net Book Value
Finite-lived intangible assets
Developed technology	9	$57,876	$(17,003)	$40,873
Trade names	9	30,278	(9,767)	20,511
Acquired customer relationships	11	379,200	(77,082)	302,118

Total intangible assets		$467,354	$(103,852)	$363,502

		December 31, 2025
	Weighted Average Estimated Useful Lives	Gross Carrying Amounts	Accumulated Amortization	Net Book Value
Finite-lived intangible assets
Developed technology	9	$46,636	$(15,450)	$31,186
Trade names	10	28,678	(9,093)	19,585
Acquired customer relationships	10	220,100	(71,199)	148,901

Total intangible assets		$295,414	$(95,742)	$199,672

Amortization expense for intangible assets was $8,110 and $6,538 for the three months ended March 31, 2026 and 2025, respectively. This amount was recognized within Intangible asset amortization expense on the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

As of March 31, 2026, the estimated annual amortization for finite-lived intangible assets for the next five years is approximately:

Year	Amount
Remainder of 2026	$31,258
2027	41,859
2028	41,424
2029	40,424
2030	39,403
2031	36,006

Thereafter	133,128

Total	$363,502

Actual amortization expense to be reported in future periods could differ from these estimates as a result of acquisitions, divestitures, and asset impairments, among other factors. There were no intangible asset impairments during the three months ended March 31, 2026 and 2025.

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of March 31, 2026 and December 31, 2025 consisted of the following:

	March 31, 2026	December 31, 2025
Accrued compensation and vacation pay	$12,188	$15,111
Current portion of operating lease liabilities	4,230	2,997
Other	10,152	8,234

Accrued expenses and other current liabilities	$26,570	$26,342

10.	Long-term Debt

Long-term debt, net as of March 31, 2026 and December 31, 2025 consisted of the following:

	March 31, 2026	December 31, 2025
Term loans	$971,676	$643,443

Total debt	971,676	643,443
Less: Debt discount and debt issuance costs	(12,584)	(9,400)
Less: Current maturities	(10,368)	(7,068)

Long-term debt, net	$948,724	$626,975

The fair values of the Company’s long-term debt are estimated using quoted market prices for the same or similar instruments and current interest rates available for comparable instruments. These fair value measurements are classified as Level 2 within the fair value hierarchy. The carrying amount of the Company’s long-term debt approximates its fair value as of March 31, 2026 and December 31, 2025.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

In addition to long-term debt, the Company had $46,100 and $0 amounts outstanding under its revolving line of credit as of March 31, 2026 and December 31, 2025, respectively. This amount is shown within Revolving line of credit on the Condensed Consolidated Balance Sheets.

2022 Credit Agreement

On March 2, 2026, in connection with the acquisition of CBI, the Company entered into a third amendment to the 2022 Credit Agreement (“Amendment No. 3”). Pursuant to Amendment No. 3, the Company obtained incremental term loans from its existing lenders for an aggregate of $180,000, drew the full $150,000 available amount under the existing delayed draw term loan commitment, increased its available revolving line of credit by $25,000, and drew $31,100 under its revolving line of credit. The terms of the incremental borrowings, including interest rate and repayment provisions, are consistent with the terms of the Company’s existing borrowings under its 2022 Credit Agreement. The amendment was accounted for as a modification under ASC 470-50. As a result of Amendment No. 3, the aggregate principal amount of term loans outstanding (including amounts drawn under delayed draw term loans) increased to $973,443 and the aggregate amount of the revolving line of credit increased to $125,000. As of March 31, 2026, the Company had $78,900 available under its revolving line of credit and $0 available under its delayed draw term loan commitment.

The 2022 Credit Agreement includes customary affirmative and negative covenants. As of March 31, 2026, the Company was in compliance with all applicable covenants under the 2022 Credit Agreement.

11.	Income Taxes

The Company’s effective tax rate for the three months ended March 31, 2026 and 2025 was 26.4% and (54.6)%, respectively. For 2026, the effective tax rate differed from the 21% U.S. statutory rate primarily due to the release of the valuation allowance on a portion of the Company’s deferred tax assets, as well as the tax impact of the loss before income taxes. For 2025, the effective tax benefit rate differed from the 21% U.S. statutory rate primarily due to the recording of a valuation allowance on a portion of the Company’s deferred tax assets, partially offset by the tax impact of the loss before income taxes.

The Company is no longer subject to U.S. federal income tax examinations for years prior to 2023 based on the statute of limitations with the exception that operating loss or tax credit carryforwards generated prior to 2023 may be subject to tax audit adjustment. The Company accounts for uncertain income tax positions pursuant to the guidance in ASC 740. The Company recognizes interest and penalties related to uncertain tax positions, if any, within Income tax expense on the Condensed Consolidated Statements of Operations and Comprehensive Loss. As of March 31, 2026 and December 31, 2025, the Company’s accrued interest and penalties related to uncertain tax positions were not material.

12.	Net Loss Per Share

Basic and diluted net loss per share for the three months ended March 31, 2026 and 2025 is calculated as follows:

	Three Months Ended March 31,
	2026	2025
Numerator:
Net loss	$(15,132)	$(7,313)
Denominator:
Weighted average common shares outstanding	152	100

Net loss per share – basic and diluted	$(99,553)	$(73,130)

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

13.	Segment Information

The Company operates as a single operating and reportable segment. The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer (“CEO”). The CEO evaluates segment performance, makes significant capital expenditure decisions, and decides how to allocate resources, for the Company on a consolidated basis based on adjusted EBITDA. Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, and adjusted for other items within a relevant period which are not reflective of the segment’s operating performance in the period.

The following table provides a reconciliation of the Company’s segment adjusted EBITDA to net loss for the three months ended March 31, 2026 and 2025 (unaudited):

	Three Months Ended March 31,
	2026	2025
Revenue	$134,351	$111,024
Significant segment expenses:
Cost of goods sold (adjusted) (1)	96,823	76,798
Selling, general, and administrative expenses (adjusted) (2)	10,989	8,883

Adjusted EBITDA	26,539	25,343
Income tax (benefit) expense	(5,472)	2,572
Interest expense, net	17,771	16,720
Depreciation and amortization	12,109	9,723
Share-based compensation expense	756	802
Transaction costs (3)	13,985	514
Integration and restructuring costs (4)	2,273	2,041
Legal contingencies loss (5)	—	7
Management fees (6)	249	256
Other (7)	—	21

Net loss	$(15,132)	$(7,313)

(1)

Represents Cost of goods sold adjusted to exclude depreciation and amortization of long-lived and intangible assets, share-based compensation expense, and other adjustments (including transaction costs, integration and restructuring costs, legal contingencies losses, management fees, and other costs) to the extent such items are included in Cost of goods sold.

(2)

Represents Selling, general, and administrative expenses adjusted to exclude depreciation and amortization of long-lived and intangible assets, share-based compensation expense, and other adjustments (including transaction costs, integration and restructuring costs, legal contingencies losses, management fees, and other costs) to the extent such items are included in Selling, general, and administrative expenses.

(3)	Includes transaction related costs associated with mergers, acquisitions, and costs related to the IPO.
(4)	Includes acquisition integration and restructuring costs, including plant consolidation and reconfiguration, reductions in force, and executive severance expense.
(5)	Includes losses from legal disputes and settlements from third parties.
(6)	Includes management fees paid to our parent company in accordance with our management services agreement which will terminate upon the closing of the IPO.
(7)	Includes other costs that the CODM does not review as part of his evaluation of the operations and performance of the business.

Applied Aerospace & Defense, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(amounts in thousands, except share and per share data)

The Company’s segment assets are reported on the Condensed Consolidated Balance Sheets as total assets. Substantially all of the Company’s revenues and long-lived assets are attributable to operations within the United States.

14.	Commitments and Contingencies

Legal Proceedings

The Company is subject to litigation, claims, investigations, and audits arising from time to time in the ordinary course of business, including various U.S. government investigations related to procurement activities, post-award audits, and reported contract costs, which could result in civil, criminal, or administrative proceedings and potential claims for fines, penalties, compensatory damages, restitution, and/or forfeitures. Although legal proceedings and government investigations are inherently unpredictable and, in certain circumstances, could result in suspension or debarment from government contracts, the Company believes it has valid defenses to the matters currently pending and intends to defend them vigorously. The Company records accruals for loss contingencies when losses are probable and reasonably estimable. Based on information currently available, management is not aware of any current disputes that, individually or in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

15.	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date of March 31, 2026 through May 8, 2026, the date the financial statements were available to be issued. The Company has determined that there are no subsequent events requiring recognition or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Management

of Consolidated Boring Inc.

Opinion

We have audited the accompanying consolidated financial statements of Consolidated Boring Inc. and Subsidiaries (a Delaware corporation), which comprise the consolidated balance sheet as of December 31, 2025, and the related consolidated statements of income, equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Boring Inc. and Subsidiaries as of December 31, 2025, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Consolidated Boring Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Change in Accounting Principle

As discussed in Note 14 to the financial statements, during 2025, Consolidated Boring Inc. and Subsidiaries elected to discontinue the private company alternatives and to apply the accounting guidance applicable to entities that have not elected such alternatives. This change has been applied retrospectively and has had a material effect on the financial statements. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Consolidated Boring Inc. and Subsidiaries’ ability to continue as a going concern within one year after the date the consolidated financial statements are available to be issued.

Independent Auditors’ Report

(Continued)

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Consolidated Boring Inc. and Subsidiaries’ internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Consolidated Boring Inc. and Subsidiaries’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Barnes, Dennig & Co. Ltd.

March 12, 2026

Cincinnati, Ohio

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Consolidated Balance Sheet

December 31, 2025

Assets
Current:
Cash and cash equivalents	$2,692,466
Accounts receivable - trade (net of reserve for credit losses of $11,333)	14,223,002
Inventories, net	7,954,308
Contract assets	9,736,972
Income taxes receivable	189,339
Prepaid expenses	571,938

Total current assets	35,368,025

Property and equipment:
Property and equipment	42,788,316
Less: accumulated depreciation	(23,158,426)

Total property and equipment	19,629,890

Other:
Right-of-use assets, operating leases	6,287,854
Goodwill	39,276,911
Intangible assets, net	24,759,784

Total other assets	70,324,549

Total assets	$125,322,464

Liabilities
Current:
Line of credit	$1,000,000
Current portion of note payable	1,374,922
Accounts payable - trade	6,518,508
Accrued liabilities	1,189,369
Accrued bonuses	1,407,231
Accrued related party management fees	1,414,753
Accrued purchases	787,815
Customer deposits	2,927,903
Current portion of operating lease liabilities	1,487,350

Total current liabilities	18,107,851

Long-term:
Operating lease liabilities, less current portion	4,899,022
Note payable, less current portion	52,383,722

Total long-term liabilities	57,282,744

Total liabilities	75,390,595

Shareholders’ Equity
Common stock, par value of $0.01, 40,000 shares authorized and 11,226 shares issued and outstanding as of December 31, 2025	11
Additional paid in capital	57,336,564
Accumulated deficit	(7,404,706)

Total shareholders’ equity	49,931,869

Total liabilities and shareholders’ equity	$125,322,464

The accompanying notes are an integral part of these financial statements

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Consolidated Income Statement

Year Ended December 31, 2025

Revenues	$105,580,166	100.0%
Cost of revenues	78,288,802	74.1

Gross profit	27,291,364	25.9

Operating expenses
Selling, general and administrative expenses	13,379,069	12.7
Related party management fees	646,076	0.6

Total operating expenses	14,025,145	13.3

Income before other items	13,266,219	12.6

Other income/(expenses)
Interest expense	(5,164,997)	(4.9)
Interest income	4,171	—
Miscellaneous income	9,869	—
Other expense	(377,259)	(0.4)

Total other income/(expenses)	(5,528,216)	(5.3)

Income before income tax expense	7,738,003	7.3
Income tax expense	288,134	0.2

Net income	$7,449,869	7.1%

The accompanying notes are an integral part of these financial statements

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Consolidated Statement of Equity

Year Ended December 31, 2025

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2024, as previously reported	11,226	$11	$57,411,846	$(29,598,733)	$27,813,124
Change in accounting principle revision	—	—	—	14,744,158	14,744,158

Balance, December 31, 2024 (revised)	11,226	11	57,411,846	(14,854,575)	42,557,282
Stock compensation	—	—	232,601	—	232,601
Stock redemption	—	—	(307,883)	—	(307,883)
Net income	—	—	—	7,449,869	7,449,869

Balance, December 31, 2025	11,226	$11	$57,336,564	$(7,404,706)	$49,931,869

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities:
Net income	$7,449,869
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	8,161,750
Stock compensation	232,601
Noncash lease expense	20,892
Change in assets and liabilities:
Accounts receivable	(10,497,267)
Inventories	(2,744,706)
Contract assets	(2,894,978)
Income taxes receivable	(189,339)
Prepaid expenses	(58,021)
Accounts payable	957,179
Accrued liabilities	579,069
Accrued related party management fees	394,815
Customer deposits	2,004,321

Net cash provided by operating activities	3,416,185

Cash flows from investing activities:
Capital expenditures	(3,268,706)

Net cash used in investing activities	(3,268,706)

Cash flows from financing activities:
Advances on line of credit	3,023,652
Repayments on line of credit	(2,558,096)
Payments of long-term debt	(2,149,960)
Debt issuance costs	(326,456)
Stock redemption	(307,883)

Net cash used in financing activities	(2,318,743)

Net change in cash and cash equivalents	(2,171,264)
Cash and cash equivalents at beginning of period	4,863,730

Cash and cash equivalents at end of period	$2,692,466

Supplementary schedule of cash flow information:
Interest paid	$4,939,524

Income taxes	$431,800

Supplemental disclosure of non-cash transactions:
Line of credit refinanced with long-term note payable	$7,465,556

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Consolidated Boring Inc., a Delaware Corporation, was incorporated on July 27, 2021, in connection with acquiring American Flowform Products, LLC and Faxon Machining, LLC. Consolidated Boring Inc. is a wholly owned subsidiary of Consolidated Boring LLC.

American Flowform Products, LLC is a leader in advanced cold metal forming of precision components for military, aerospace, oil/gas, and other applications. American Flowform Products, LLC is located in Billerica, Massachusetts and conducts business throughout the United States. American Flowform Products, LLC accounted for approximately 32% of the Company’s consolidated revenues for the year ended December 31, 2025.

Faxon Machining, LLC is a diversified machining center with expertise in deep hole drilling. Faxon Machining, LLC is located in Forest Park, Ohio and conducts business throughout the United States. Faxon Machining LLC accounted for approximately 68% of the Company’s consolidated revenues for the year ended December 31, 2025.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Consolidated Boring Inc. and its wholly owned subsidiaries American Flowform Products, LLC and Faxon Machining, LLC (collectively the “Company”). All significant intercompany balances and transactions have been eliminated.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2025, there were no items considered to be cash equivalents.

The Company maintains its cash in bank deposits which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Receivables and Credit Policies

Accounts receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 30—60 days from the invoice date. The Company does not collect finance charges for unpaid accounts receivable. Accounts receivables are stated at the amount billed to the customer, less an allowance for credit losses. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, existing economic conditions and individual credit evaluation and specific circumstances of the customer. The accounts receivable balance from contracts with customers was $3,725,736 as of December 31, 2024.

Inventory

Inventory is stated at the lower of cost or net realizable value, which approximates actual cost determined on a first-in, first-out method. Cost consists of direct labor, direct materials and allocable indirect and direct manufacturing overhead costs.

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. The straight-line method of depreciation is followed for substantially all assets for financial reporting purposes. The Company classifies property and equipment that is not yet placed in service as construction in progress. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is reviewed for impairment annually. For the year ended December 31, 2025, the Company completed its annual goodwill impairment tests and determined that no impairment existed. Additionally, no events or circumstances occurred during the period presented that required an interim impairment test

Intangible assets

Intangible assets represent customer relationships, developed technology and trade names, which were acquired in business combinations. These intangible assets are recognized at their estimated fair values as of the acquisition dates in accordance with ASC 805, Business Combinations. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Finite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized if the carrying amount exceeds the undiscounted cash flows expected to result from the asset’s use and eventual disposition, and the impairment loss is measured as the excess of the carrying amount over fair value.

For the year ended December 31, 2025, the Company determined that no impairment indicators were present, and no impairment losses were recorded related to intangible assets.

Revenue Recognition

The Company derives its revenues by serving as a single source design, engineering and manufacturing solution of prototype and production for customers and a wide range of industries including automotive, defense, aerospace, oil and energy, OEM’s and more. Revenues are recognized based on consideration the Company expects to be entitled to in exchange for those products. Revenues are generated from customers primarily in the United States.

The determination of the revenue recognition timing requires significant judgement as to nature of goods being manufactured and the enforceable rights in the contracts. The Company has determined that a substantial portion of its customer contracts have met the requirements set forth in ASC 606, Revenue from Contracts with Customers, to recognize revenue over time. Revenue related to performance obligations satisfied at a point in time is recognized when control transfers to customers, which is typically when the product is shipped.

For performance obligations satisfied over time the revenue is recognized based on the costs incurred to date relative to the total expected costs. This method is used because management considers total cost to be the best available measure of progress on the contracts.

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation based on the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate standalone selling price is the expected cost plus a margin approach, under which the Company forecasts its expected costs of satisfying a performance obligation and then adds an appropriate margin for that distinct good or service. Determining which performance obligations are distinct can require significant judgement.

The nature of the Company’s business gives rise to product returns for products not meeting customer specifications. The Company records a reduction in revenue and a liability for expected product returns.

In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the year ending December 31, 2025:

Performance obligations satisfied over time	$84,464,133
Performance obligations satisfied at a point in time	21,116,033

$105,580,166

Contract Assets and Liabilities

Contract assets include unbilled receivables resulting from revenue recognized on performance obligations satisfied over time in excess of the amounts billed to the customer. The contract assets balances were $9,736,972 and $6,841,994 as of December 31, 2025 and 2024, respectively. Contract liabilities include customer deposits in excess of revenue recognized. Contract liabilities of $2,927,903 and $923,582 are recorded as Customer Deposits on the balance sheet as of December 31, 2025 and 2024 respectively. The Company anticipates that substantially all incurred costs associated with contract assets as of December 31, 2025 will be billed and collected within one year.

Revenue recognized for the year ended December 31, 2025, that was included in the contract liability balance at the beginning of the year was $752,803.

Leases

The Company leases its facilities and determines if an arrangement is a lease at inception.

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the leases do not provide an implicit rate, the Company uses its incremental borrowing rate to discount future payments. Lease expense is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components. The Company accounts for the lease and non-lease components as a single lease component. There may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. These variable lease payments are recognized in operating expenses in the period in which the obligation for those payments was incurred.

The Company has elected to apply the short-term lease exemption to all classes of underlying assets.

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company’s financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on the provision of enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Measurement of deferred taxes is computed using applicable current tax rates. The deferred income tax expense represents the change during the reporting period in the deferred tax assets and deferred tax liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applies GAAP provisions of Accounting for Uncertainty in Income Taxes. These provisions clarify the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return that are not certain to be realized.

The Company’s tax returns are subject to review and examination by federal, state and local authorities. The Company’s 2022 through 2025 tax returns are open to examination.

Equity-based Compensation

The preparation of the financial statements in conformity with GAAP requires the measurement of the cost of employee services received in exchange for all equity awards granted based on the fair market value of the award as of the grant date. Equity-based compensation is recorded as compensation expenses for all equity-based compensation awards granted, based on grant date fair value estimated. The grant-date fair value of equity awards is recognized as compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Forfeiture of awards will be recognized as they occur.

Research and Development

Research and development costs are expensed as incurred.

Shipping and Handling

Shipping and handling costs associated with outbound freight after control of a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of sales.

Use of Estimates

Management uses estimates and assumptions in preparing the consolidated financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Subsequent Event Evaluation

In preparing its consolidated financial statements, the Company has evaluated events subsequent to the balance sheet date through March 12, 2026 which is the date the financial statements were available to be issued.

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 2 INVENTORIES

Inventories consisted of the following as of December 31, 2025:

Work in process	$1,401,152
Finished goods	250,150
Raw materials	6,746,811
Obsolescence reserve	(443,805)

$7,954,308

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2025:

Machinery and equipment	$36,532,541
Computer equipment	520,874
Tooling and fixtures	2,897,018
Transportation equipment	268,020
Leasehold improvements	2,143,272
Construction in process	426,591

$42,788,316

Depreciation expense related to property and equipment was $4,323,610 for the year ended December 31, 2025.

NOTE 4 INTANGIBLE ASSETS

The Company recognized intangible assets in connection with business combinations. The intangible assets are amortized on a straight-line basis over 5, 10 and 15 years. Intangible assets consists of the following as of December 31, 2025:

Customer relationships	$29,650,000
Developed technology	8,250,000
Trade names	2,680,000

Total carrying values	40,580,000

Customer relationships - 10-15 years	(9,858,594)
Developed technology - 10 years	(3,616,438)
Trade names - 5 years	(2,345,184)

Total accumulated amortization	(15,820,216)

Total intangible assets	$24,759,784

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 4 INTANGIBLE ASSETS (CONTINUED)

Amortization charged to expense was $3,612,667 for the year ended December 31, 2025. Amortization for the next five years will be the following:

2026	$3,411,483
2027	3,076,667
2028	3,076,667
2029	3,076,667
2030	3,076,667
Thereafter	9,041,633

$24,759,784

NOTE 5 FINANCING ARRANGEMENT

On July 28, 2025, the Company amended its financing arrangement. The note payable requires quarterly installments of $343,730 plus interest at the secured overnight financing rate (“SOFR”) plus a margin based on the leverage ratio (7.75% as of December 31, 2025). The amended note has a final balloon payment due August 2029 for the remaining balance. In connection with the note agreement, the Company is required to comply with certain restrictive covenants, principally related to a total net leverage ratio. The note is secured by all assets of the Company and is guaranteed by the Company.

The following summarizes the note payable balance as of December 31, 2025:

Principal balance	$54,309,355
Less: unamortized debt issuance costs	(550,711)

Net balance	53,758,644
Less: current portion of long-term debt	(1,374,922)

Long-term portion	$52,383,722

Amortization of the debt issuance costs of $225,473 is reported as interest expense for the year ended December 31, 2025.

Long-term debt maturities during the next five years are as follows:

2026	$1,374,922
2027	1,374,922
2028	1,374,922
2029	49,633,878

Total	$53,758,644

NOTE 6 LINE OF CREDIT

The Company has a $16,000,000 revolving line of credit with its bank with interest at the SOFR rate plus a margin based on the leverage ratio (7.75% at December 31, 2025), expiring August 2029. The line of credit is secured by the Company’s assets and includes a commitment fee based on the average unused daily revolving balance. The commitment fee in payable quarterly and was 0.25% as of December 31, 2025. The Company is required to comply with certain financial covenants principally related to its total net leverage ratio. The balance of the revolving line of credit was $1,000,000 as of December 31, 2025.

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 7 LEASES

The Company leases its facilities under various operating leases expiring through August 2031 with renewal terms ranging from five to twenty years. Lease provisions require the Company to pay real estate taxes, utilities, insurance and certain other operating costs and are classified as operating leases.

The components of lease cost recognized within the consolidated statement of operations for the year ended December 31, 2025 were as follows:

Operating lease expense	$1,581,096
Variable lease expense	262,378
Short term lease expense	28,617

Other information related to leases were as follows:

Operating cash flows	$1,872,091
Weighted average remaining lease term	4.4 years
Weighted average incremental borrowing rate	5.4%

Future minimum lease payments under leases are as follows as of December 31, 2025:

2026	$1,635,678
2027	1,622,002
2028	1,625,184
2029	813,364
2030	651,000
Thereafter	379,750

Total future minimum lease payments	6,726,978
Less imputed interest	(340,606)

Lease liabilities	$6,386,372

NOTE 8 INCOME TAXES

Income tax expense for the year ended December 31, 2025:

Currently payable:
Federal	$282,682
State and local	5,452

Current income tax expense	$288,134

Deferred taxes:
Federal	$1,148,859
State and local	(119,239)
Valuation allowance	(1,029,620)

Total deferred tax benefit	—

Total income tax expense	$288,134

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 8 INCOME TAXES (CONTINUED)

Deferred income tax balances consisted of the following as of December 31, 2025

Deferred tax assets:
Accrued expenses	$215,011
Interest expense limitations	3,449,208
Intangible assets	831,850
Net operating losses	4,058,306
Other	227,078

Total deferred tax asset	8,781,453

Deferred tax liabilities:
Property and equipment	(3,471,150)
Goodwill	(2,446,484)
Prepaid expenses	(87,946)

Total deferred tax liability	(6,005,580)

Less: Valuation allowance	(2,775,873)

Net deferred taxes	$—

As of December 31, 2025, the Company had federal net operating loss (NOL) carryforwards of approximately $18,100,000. Under the Tax Cuts and Jobs Act of 2017, federal NOLs arising in tax years beginning after December 31, 2017 may be carried forward indefinitely, but their use is limited to 80% of taxable income in any given year.

The valuation allowance increased by $1,029,620 during 2025.

A reconciliation of income taxes at the statutory rate to the Company’s effective rate is as follows for the year ending December 31, 2025:

Tax at statutory rate - 21%	$1,624,980	21.0%
State taxes, net of federal benefit	(116,439)	(1.4)
Impact of prior year true-ups	(195,348)	(2.5)
Other permanent nondeductible items	15,572	(0.0)
Tax credits	(11,011)	(0.1)
Change in valuation allowance	(1,029,620)	(13.3)

Income tax expense - effective rate	$288,134	3.6%

NOTE 9 RELATED PARTY TRANSACTIONS

The Company has a management agreement arrangement with a related party which requires monthly fees. Total management fee expense for the year ended December 31, 2025 was $646,076.

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 10 EQUITY APPRECIATION RIGHTS PLAN

The Company maintains the Consolidated Boring Inc. 2021 Equity Appreciation Rights Plan (the “Plan”) providing for the issuance of equity appreciation right shares (“EAR”). The Board can issue EARs to key employees, directors, and consultants of the Company or any of its subsidiaries. Each EAR represents the right, upon exercise, to receive an amount in cash (the “Payment Amount”) equal to the excess, if any, of the fair market value of a share on the exercise date over the defined base price, subject to satisfaction of the performance condition and the terms and conditions of this Plan and the applicable incentive agreement. But an EAR shall not entitle the holder thereof to any rights in, or ownership of, common stock or other equity interest of the Company or any of its Subsidiaries. The shares vest ratably over a four-year period.

A summary of the activity under the Plan during the year ended December 31, 2025 is as follows:

Outstanding shares at December 31, 2024	1,511
Shares issued in 2025	8
Shares redeemed in 2025	(48)

Outstanding shares at December 31, 2025	1,471

The fair value of each award is estimated on the date of grant using the lattice valuation model that uses assumptions concerning expected volatility (25%), expected term (5 years), and the expected risk-free rate of return (3.25%). The weighted average fair value of the EARs granted during 2025 was $1,124. The weighted average fair value of shares vested during 2025 and outstanding as of December 31, 2025 was $780. The EARs compensation expense for 2025 was $232,601. As of December 31, 2025, the unrecognized compensation cost related to unvested shares was $200,886.

NOTE 11 PROFIT SHARING RETIREMENT PLAN

The Company has defined contribution plans covering substantially all employees. The Company matches up to 4% of elective employee contributions. During the year ended December 31, 2025, the Company contributed $833,069.

NOTE 12 CONCENTRATIONS

American Flowform Products, LLC’s had two customers that accounted for approximately 76% of the subsidiaries total revenues for 2025. These customers accounted for 78% of the subsidiaries accounts receivable balance as of December 31, 2025.

Faxon Machining, LLC’s had three customers that accounted for approximately 80% of the subsidiaries total revenues for 2025. These customers accounted for approximately 55% of the subsidiaries accounts receivable balance as of December 31, 2025.

NOTE 13 CONTINGENCIES

The Company may become involved in various litigation arising from the ordinary course of business. At this time, no estimate can be made as to the timing or the amount of any potential claim. Accordingly, no amounts are provided for these matters in the consolidated financial statements.

CONSOLIDATED BORING INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Continued)

NOTE 14 CHANGE IN ACCOUNTING PRINCIPLES

During 2025, the Company elected to discontinue its use of the private-company accounting alternatives under GAAP related to (1) the amortization of goodwill and (2) the accounting policy allowing certain identifiable intangible assets acquired in a business combination to be subsumed into goodwill rather than recognized separately. These alternatives were previously adopted under the guidance permitted for private companies in ASC 350-20, Intangibles—Goodwill and Other, and ASC 805, Business Combinations. As a result, goodwill is no longer amortized and is subject to annual impairment testing, or more frequently if events or circumstances indicate potential impairment. In addition, intangible assets that were previously included with goodwill are recognized separately and amortized over their estimated useful lives.

Management determined that eliminating the private-company alternatives is preferable under ASC 250, Accounting Changes and Error Corrections, because the change improves comparability with public business entities and with other companies in the Company’s industry, provides a more faithful representation of the economic value associated with acquired intangible assets, and enhances the relevance and usefulness of the Company’s financial statements in anticipation of future external reporting needs.

The change in accounting principle was applied retrospectively to all periods presented in accordance with ASC 250, Accounting Changes and Error Corrections. Retrospective application required the Company to reverse previously recognized goodwill amortization, identify and recognize intangible assets separately for prior business combinations where those assets had been subsumed into goodwill under the private-company alternative, and record amortization expense for the newly recognized intangible assets over their estimated useful lives. The cumulative effect of applying the new accounting principle to periods before January 1, 2025 resulted in an increase to retained earnings of $14,744,158.

NOTE 15 SUBSEQUENT EVENTS

Effective January 26, 2026, Consolidated Boring LLC (the “Seller”) entered into an agreement to sell its outstanding equity interests in the Company to AA&D Midco, Inc. The transaction values the Company at an enterprise purchase price of $425,000,000, before consideration of indebtedness, cash, and other customary purchase price adjustments. A portion of the purchase price was satisfied by AA&D Midco, Inc.’s parent company (AA&D Holdings, LP) through the issuance of shares of its limited partnership units with a fair value of $70,000,000 to the Seller. The remainder of the purchase price was paid by AA&D Midco, Inc. in cash.

Shares

Common Stock

PROSPECTUS

   , 2026

Morgan Stanley		Jefferies
BofA Securities	RBC Capital Markets	Guggenheim Securities

Baird	Stifel	Wolfe | Nomura Alliance

Co-Manager

Academy Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC Registration Fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees		*
Miscellaneous expenses		*

Total:	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that a director will not be liable to us or our stockholders for monetary damages to the fullest extent permitted by the DGCL. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a member of our Board, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities. In addition, we intend to enter into indemnification agreements with our current and future directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In October 2024, we issued 0.7195 shares of common stock to our parent entity, AA&D Holdings, LP, in exchange for equity in Ice-Bula Holdings, Inc. in connection with our acquisition of Innovative Composite Engineering LLC.

In March 2025, we issued 0.7246 shares of common stock to our parent entity, AA&D Holdings, LP, in exchange for capital stock of NeXolve Holdings, LLC in connection with our acquisition of NeXolve Holdings, LLC.

In November 2025, we issued 47.1166 shares of common stock to our parent entity, AA&D Holdings, LP, in exchange for all of the issued and outstanding common stock of Rotor Intermediate, Inc. in connection with the merger of AA&D Holdings, LP with Rotor TopCo, LP.

In March 2026, we issued an aggregate of 9.8118 shares of common stock to our parent entity, AA&D Holdings, LP, in a series of transactions in exchange for common stock of Consolidated Boring Inc. and a cash contribution of $18.0 million.

The offer and sale of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

1.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

2.	The undersigned registrant hereby undertakes that:

(A)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of Applied Aerospace & Defense, Inc.

3.2	Form of Second Amended and Restated Certificate of Incorporation of Applied Aerospace & Defense, Inc.

3.3	Bylaws of Applied Aerospace & Defense, Inc.

3.4	Form of Amended and Restated Bylaws of Applied Aerospace & Defense, Inc.

4.1	Form of Registration Rights Agreement.

5.1	Form of Opinion of Kirkland & Ellis LLP.

10.1	Credit Agreement.

10.2#	Form of 2026 Omnibus Incentive Plan.

10.3#	Form of 2026 Employee Stock Purchase Plan.

10.4#	Form of Non-Employee Director Compensation Policy.

10.5	Form of Indemnification Agreement.

10.6**#	Offer Letter, dated November 25, 2025, of Christopher Rogers.

10.7**#	Amended and Restated Employment Agreement, dated December 1, 2022, of Kevin Bidlack.

10.8**#	Employment Agreement, dated July 23, 2018, of Jeff McRae.

10.9**#	Employment Agreement, dated May 8, 2026, of James William Ferguson, III.

10.10**#	Form of Executive Employment Agreement.

10.11	Form of Stockholders Agreement.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm, as to Applied Aerospace & Defense, Inc.

23.2	Consent of Barnes, Dennig & Co., Ltd., independent registered public accounting firm, as to Consolidated Boring Inc.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1 hereto).

24.1	Powers of Attorney (contained on signature pages to the Registration Statement on Form S-1).

107	Filing Fee Exhibit.

#	Denotes management contract or compensatory plan or arrangement.

**	To be filed by an amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stockton, California on May 8, 2026.

Applied Aerospace & Defense, Inc.

By:	/s/ James William Ferguson, III
Name:	James William Ferguson, III
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James William Ferguson, III and Jeff McRae, and each of them acting alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ James William Ferguson, III	Chief Executive Officer and Director	May 8, 2026
James William Ferguson, III	(Principal Executive Officer)

/s/ Jeff McRae	Chief Financial Officer	May 8, 2026
Jeff McRae	(Principal Financial Officer)

/s/ Kai Kasiguran	Chief Accounting Officer	May 8, 2026
Kai Kasiguran	(Principal Accounting Officer)

/s/ David King	Director	May 8, 2026
David King

/s/ Noah Blitzer	Director	May 8, 2026
Noah Blitzer

/s/ Scott Goldstein	Director	May 8, 2026
Scott Goldstein

/s/ James Katzman	Director	May 8, 2026
James Katzman

/s/ Susan Lynch	Director	May 8, 2026
Susan Lynch

Name	Title	Date

/s/ Jack Morris	Director	May 8, 2026
Jack Morris

/s/ Noah Roy	Director	May 8, 2026
Noah Roy